Exhibit 99.1

AGREEMENT (THE “AGREEMENT”) FOR A SPECIFIC PROJECT BASED ON UNIT PRICES, ENTERED INTO BY AND BETWEEN MOLIMENTALES DEL NOROESTE, S.A. DE C.V., HEREIN REPRESENTED BY FRANCISCO ARTURO BONILLAS-ZEPEDA (THE “CLIENT”) AND PEAL MEXICO, S.A. DE C.V., HEREIN REPRESENTED BY BENITO ALVAREZ-MORAN (THE “CONTRACTOR”), PURSUANT TO THE FOLLOWING RECITALS AND SECTIONS:

R E C I T A L S

1. CLIENT, through its representative, represents and warrants that:

1.1 It is a commercial corporation duly organized and existing in conformity with Mexican laws, by means of the public instrument attached hereto as Exhibit “A”, and that Mr. Francisco Arturo Bonillas Zepeda has powers enough to hereby represent CLIENT, and his powers have not been revoked or limited to date in any manner.

1.2 CLIENT is up to date in the payment of its tax obligations and registrations and shall remain that way during the life of the agreement herein;

1.3 It is the legal owner of the mining concessions over the San Francisco Mine as described under the concession titles attached hereto as Exhibit “B” (the “San Francisco Mine”);

1.4 That the San Francisco Mine is located on a lot of land (approximately 800 hectares) located in Estacion Llano, Sonora, Mexico, currently owned by CLIENT. A map showing the above lot of land and copies of ownership documents thereof are attached hereto as Exhibit “C”;

1.5 CLIENT has full occupancy and access to the Mine with no restrictions as evidenced by the documents attached hereto as Exhibit “D”;

1.6 CLIENT requires CONTRACTOR’s performance of mining operations at the San Francisco Mine, including the following: Drilling and blasting, loading and transportation of waste rock and ore to primary crusher, spillways, and/or storage, building slopes and roads as needed to perform said activities, keeping in good working conditions worksites, scaling of pit walls to design limits, making mine safe, sizing of broken rock and communications systems among them. For this job, appropriate main and auxiliary mining machinery shall be used, including mechanical maintenance thereof, as well as providing the required personnel for its operation. The foregoing is to be performed according to the initial OFFER submitted by CONTRACTOR, dated May 23, 2007, and its complementary update dated on August 14, 2008, attached hereto as Exhibit “F”;

1.7 CLIENT shall advise CONTRACTOR of any significant change in its corporate structure that may affect compliance with the agreement herein. It also states that it will not in any way intentionally fall into liquidation, bankruptcy, dissolution or insolvency;

1.8 There is no open claim, lawsuit, investigation or legal procedure currently affecting CLIENT (of which CLIENT is aware) or that might be brought before any court, government agency or office that could affect the validity, lawfulness of fulfillment of this Agreement, or consummation of any obligation or commitment acquired by CLIENT under the Agreement herein;

1.9 After the Agreement herein has been executed and signed before the authority of a Notary Public, it will become a legal document, valid and binding for both parties and, therefore, its fulfillment may be even judicially enforced;

1.10 CLIENT states as well that the faculties of the legal representative or Attorney-in-fact acting as its representative who executes the Agreement herein have not been cancelled, revoked nor restricted in any way whatsoever.

2. CONTRACTOR, through its representative, represents and warrants that:

2.1 It is a commercial corporation duly organized and existing in conformity with Mexican laws and that it has been granted sufficient authority to represent CONTRACTOR, authority which has not been limited nor revoked to this date in any manner whatsoever, by means of the public instruments attached hereto as Exhibit “E”;

2.2 CONTRACTOR is up to date in the payment of its tax obligations and registrations and shall remain that way during the life of the agreement herein. It currently has or shall obtain before the date of performance of the Agreement herein any and all permits and licenses required for the development of its activities according to its corporate purpose.

2.3 CONTRACTOR has the financial and technical capacity to perform, directly or indirectly, the Work in accordance with its corporate purposes, and that it has, directly or indirectly, the machinery, material, experience, technology, personnel, and any necessary means to develop the Project as set out hereinafter; and

2.4 CONTRACTOR recognizes CLIENT’S trust and good faith on its experience, knowledge and skills in the mining industry to perform operations at the San Francisco Mine using adequate production methods, careful supervision of said operations, and an efficient management of resources, strictly complying with current legal and government regulations in connection with security, hazardous waste handling, and environment protection issues.

2.5 CONTRACTOR recognizes that mining operations should be performed in an efficient and timely manner, cooperating at all time with CLIENT and/or its representatives or authorized agents, following instructions given by the latter with regard to operation of the mine according to the terms of the agreement herein, and subject to receiving the agreed payment for services rendered by CONTRACTOR.

2.6 It wishes to enter into this Agreement with CLIENT to perform work as described in Recital 1, item 1.6 above, according to terms and conditions described herein.

2.7 CONTRACTOR shall advise CLIENT of any significant change in its corporate structure that may affect compliance with the agreement herein, but it will not intentionally fall into liquidation, bankruptcy, dissolution, insolvency, merger or scission.

2.8 CONTRACTOR states that it is legally authorized to render services in the State of Sonora, Mexico, according to its corporate purpose, and that it has been granted all the required powers of attorney and authority to enter into, execute, and ratify the Agreement herein.

2.9 There is no open claim, lawsuit, investigation or legal procedure currently affecting CONTRACTOR (of which CONTRACTOR is aware) or that might be brought before any court, government agency or office that could affect the validity, lawfulness or fulfillment of this Agreement or consummation of any obligation or commitment acquired by CONTRACTOR under the Agreement herein.

2.10 CONTRACTOR states that all of the machinery and equipment that shall be used in the performance of the Work (as defined hereinafter) shall be insured adequately and they will keep insured during the legal existence of the Agreement herein. In addition, CLIENT shall make sure that insurance has been done at the time of signing of this Agreement.

2.11 After the Agreement herein has been executed and signed before the authority of a Notary Public, it will become a legal document, valid and binding for both parties and, therefore, its fulfillment may be even judicially enforced.

2.12 CONTRACTOR states as well that the powers granted to the legal representative or Attorney-in-fact acting as its representative who executes the Agreement herein have not been cancelled, revoked nor restricted in any way whatsoever.

3. Both parties, through their respective representatives, represent and warrant that:

3.1 They acknowledge the scope of the agreement herein that comprises the performance of mining operations at the San Francisco Mine offered by CONTRACTOR oriented towards compliance of ore and waste rock production plan as described in the “Mine Production Plan” by CLIENT, included herein as Exhibit “G”;

3.2 They recognize the legal scope and contents of the Agreement herein;

3.3 They agree to perform their respective tasks and obligations as stated in the Agreement herein.

Having stated the foregoing, the parties grant the following;

S E C T I O N S

Section 1. Definitions

The following terms shall have the meanings stated below:

1.1 "Work" means the performance of mining operations at the San Francisco Mine that shall be performed in strict compliance with the “Current Regulations” (as described below) including the following:

1.1.1. Drilling and blasting; loading and transportation of waste rock and ore to primary crusher, spillways and/or slopes;

1.1.2. Construction of slopes and roads as required to performing the above, including construction of internal production roads;

1.1.3. Maintenance of worksites and pit slopes and roads mentioned above;

1.1.4. In order to perform the above-mentioned tasks, CONTRACTOR shall use the adequate mining machinery, both main and auxiliary equipment, including full maintenance work on said equipment as well as providing the required personnel for its operation in order to meet the purpose of the Agreement herein;

1.2 However, the “Contract Price” (described below) DOES NOT include any of the following tasks:

1.2.1 Removal and storage of vegetal soil in mining areas, spoil banks, ore storage, facilities and other roads out of mine;

1.2.2 Construction of surrounding water channels for protection of slopes;

1.2.3 Preparing and conditioning of base soil for storage, spillways, and facilities;

1.2.4 Water supply for irrigation and facilities;

1.2.5 Additives for irrigation water;

1.2.6 Exploration bore for control of regulations not used in blasting;

1.2.7 Pre-cutting mine slopes;

1.2.8 Pumping mine water, including pumping fixtures, hoses, etc.

1.2.9 If CLIENT should require some of these additional works as referred to in sections 1.2.1 through 1.2.8. and others not included in this Agreement, CONTRACTOR would assess them technically, and in the event of possible performance thereof, should make an offer to CLIENT to perform such additional works.

1.3 “Commencement of Project” means the 15th. day of the month of September, 2009.

1.4 "Contract Price" means the price per ton (both ore and waste rock) @ US$1.59 per ton (One dollar and 59/100 U.S. Cy), plus applicable Value Added Tax, which shall be paid by CLIENT to CONTRACTOR as total price for the performance of the Work and all other CONTRACTOR’S obligations hereunder.

1.5 "Mine Production Plan" means the document showing the schedule for performing the Work, especially the annual production of ore and waste rock. (Exhibit “G”).

1.6 "Site" means the place where San Francisco Mine is currently located at Estacion Llano, Sonora, México.

1.7 “Mining Plans and Programs" means mining schedules and programs that shall be submitted to CONTRACTOR on a monthly basis comprising layouts, diagrams, charts, drawings, etc., which shall vary according to CLIENT’S production requirements.

1.8 “Services Rendered” means prior and/or permanent contributions made by CLIENT required for the proper performance of the Work to be executed by CONTRACTOR, such as:

1.8.1 All necessary permits, licenses, and authorizations required for production start-up (environment, water, explosives, administrative and others);

1.8.2 Design and planning of mine, spoil banks, ore storage, control of legal regulations, topographical control.

1.8.3 Weekly and monthly programs for production and progress;

1.8.4 Facility provided by CLIENT and adapted by CONTRACTOR to be used as workshop for repairing machinery, a warehouse to store spare parts, a machine-wash space, a room to store explosives, a place for an office, as well as first-aid room, emergency personnel and transportation for wounded ones.

1.8.5 Assigning an area to install containers;

1.8.6 Assigning an area to wash machinery;

1.8.7 Supplying power, sanitary facilities, irrigation water for runways, water for washing heavy and light equipment;

1.8.8 Security fencing in facility as well as surrounding the exploitation area, with an access control gate;

1.8.9 Design of safety and security and work risk prevention plan to which CONTRACTOR shall be subject;

1.8.10 Access to existing communications, telephone and internet systems.

1.9 “Current Regulations” means all mandatory legal dispositions as well as dispositions opted by CLIENT that CONTRACTOR is bound to observe during performance of the Work, whether referring to procedures, technical or operational issues, environmental protection, personal protection, hazardous waste handling, general or specific preventive measures to prevent pollution to human settlements near the site, including the obligation of CONTRACTOR to adjust its operations to the World Bank “Equator Principles”, once the CLIENT has included the said Principles, etcetera.

1.10 "Acceptance” means that the Project has been accepted by CLIENT according to the Agreement herein.

1.11 "Project Manager" means the individual appointed by CLIENT to provide the Project Supervisor with all sorts of instructions regarding the Work, receiving from the Project Supervisor and/or CONTRACTOR all written and/or verbal reports timely and on an on-going basis, that are necessary to achieve the goals set out in the Mining Plan and Programs. In the event of emergency situations, the Project Supervisor shall call CLIENT immediately to the emergency phone number as provided for in section 24.7 hereinafter.

1.12 "Project Supervisor" means the individual assigned by CONTRACTOR who shall be responsible for supervising the performance of the Project and who shall have CONTRACTOR’S workers reporting to him. Said individual shall be strictly subject to planning instructions (as defined below) received at all times from the Project Manager under the terms of the Agreement herein or after its performance agreed upon by and between CLIENT and CONTRACTOR.

1.13 "Subcontractor" includes those individuals or corporations having a direct contract with Contractor to perform the Project.

1.14 "Supplier" shall include those individuals or companies that provide material, machinery, consumables and equipment required by CONTRACTOR to perform the Work.

Section 2. Scope of Agreement

CONTRACTOR agrees to perform the Work acting as the contractor of CLIENT, either by itself or through Subcontractors, in strict accordance with the Production Plans, and shall provide all labour or material or a combination of both required to execute the Project, notwithstanding that CONTRACTOR shall continue being solely and exclusively responsible before CLIENT regarding the Work and any of its obligations according to the Agreement herein.

Section 3. Scope of Work

3.1 CONTRACTOR shall provide all services required to perform mining operation activities at the San Francisco Mine that shall be performed in strict compliance with current regulations, that shall include;

3.1.1. Drilling and blasting; loading and transportation of waste rock and ore to primary crusher, spillways and/or storage;

3.1.2. Construction of slopes and roads required to perform activities described above, including construction of internal production roads;

3.1.3. Maintenance or work sites and slopes and roads described in preceding item.

3.2 CONTRACTOR shall furnish all the labour, materials, fixtures, tools, machinery, equipment, consumables and services necessary or required to bring the Work to full completion.

3.3 To perform the Work, CONTRACTOR shall use the adequate main and auxiliary machinery including full maintenance of said equipment, and shall provide the workers required for its operation.

3.4 CONTRACTOR shall keep an accurate topographical control as required to perform the Mining Plan and Programs.

3.5. CONTRACTOR agrees to execute de Work directly or through subcontractors, by:

3.5.1. Being strictly subject to Mining Plans and Programs;

3.5.2. Being strictly subject to current regulations;

3.5.3. Providing all labour and materials or a combination of both, as required for the performance of the Project.

3.6 Notwithstanding that CONTRACTOR is authorized to partially execute the Work through subcontractors, CONTRACTOR shall remain as sole direct responsible party before CLIENT regarding the Work as well as any other obligation for which it is liable under the Agreement herein.

3.7 The Project Manager shall have the authority to request the Project Supervisor to remove permanently from the Site a specific subcontractor, with justified cause, when the latter does not comply with the Mining Plans and Programs or with current regulations.

3.8 CONTRACTOR shall personally meet periodically with CLIENT on the date and at the time set by Client. CONTRACTOR shall draft the meeting minutes, providing a copy thereof to CLIENT. In addition, CONTRACTOR shall prepare written reports on a daily, weekly, monthly quarterly and annually basis.

3.9 CLIENT must approve in writing any change regarding the person assigned by CLIENT as Project Supervisor, approval which shall not be unreasonably withheld.

3.10 The parties hereby appoint as the Project Manager and Project Supervisor the following persons:

CLIENT:	CONTRACTOR:
Mr. Alfredo Barraza Lozano	Mr. Oscar Crespo Gutierrez

Section 4. Regulations and permits

4.1 CONTRACTOR shall execute the Project in accordance with applicable laws, ordinances, regulations, and permits. CONTRACTOR shall be solely liable for paying at his expense any fine or penalty imposed as a consequence of any violation to said provisions. If any Mexican authority orders the correction of any portion or the entire Project, due to violation of any law, ordinance, regulation or permit, CONTRACTOR shall correct such deficiency at its own expense and shall bear all costs and expenditures.

4.2 All government and non-government permits, licenses, and authorizations that are required for the Work to be performed on the Site as provided for in section 1.9 herein, shall be secured and paid for by CLIENT.

4.3 If during the term of performance of Work any changes or amendments to the current regulations should occur, the parties bind themselves to carry out a detailed review of the changes and amendments and their impact on the scope of Work, to bring the Work compliant with the new regulations. CLIENT shall decide whether such changes are applicable, if the above review corresponding report stated that the changes had to be done, and in that case, CONTRACTOR is bound to implement the required changes at CLIENT’S expense.

Nevertheless, CONTRACTOR shall not carry out the above changes until the parties have reached a written agreement about the cost for such changes. This shall be understood as a cause for early termination of the Agreement herein, without any liability for CONTRACTOR or CLIENT.

Section 5. Duration of Agreement

The Agreement herein shall come into full force, despite its signing, once CONTRACTOR signs before a notary public a Joint and Several Guaranty Contract that is mentioned in Section 25 herein and this Agreement shall have duration for forty-two (42) months.

If it is necessary, the above term could be extended, provided that the parties sign a written extension agreement and a notice about the request of extension is done three (3) months in advance to the termination date.

Section 6. Safety and security measures

6.1 CONTRACTOR shall be liable only with respect to the Work for Site safety and shall take all necessary precautions, provide fences, guards, signs, lights, notices and such protection as may be required by applicable dispositions of federal, state, and local safety or health laws, codes, regulations, ordinances or other requirements and any contractual documents.

6.2 CONTRACTOR shall use adequate security controls to keep Site security, and also keeping control as to unauthorized access of personnel. CONTRACTOR shall appoint a safety and security contact person at Site who shall immediately notify the Project Manager of any illegal activities, violations of CLIENT’s internal security and health regulations (Exhibit “H”), criminal activity, police reports, and serious injuries. Additionally, any incidents that may receive public or media attention must be immediately reported in writing to the Project Manager.

6.3 CONTRACTOR shall set out and maintain and shall require all Subcontractors to also set out and maintain reasonable safety precautions and programs to comply with all applicable dispositions of federal, state, and local safety or health laws, codes, regulations, ordinances or other requirements to prevent injury to persons or damage to property on, around or adjacent to the Work site. CONTRACTOR shall take reasonable steps to build and maintain safeguards for the protection of workers and third parties and eliminate or abate safety hazards created by or otherwise resulting from performing the Work. CONTRACTOR and all Subcontractors shall comply with social security regulations, and other mandatory safety and health laws and provisions and prudent industry practices in performing the Work.

6.4 CONTRACTOR shall use only reputable industrial waste haulers and ensure all industrial waste and earth fill is disposed of in legally authorized sites. CONTRACTOR's waste disposal records or logs shall be maintained up to date and made available to CLIENT and to ensure CLIENT as well that the names of industrial waste haulers, general description of waste materials disposed of, and dumpsites used, are included in the aforesaid records or logs.

Section 7. CONTRACTOR supervision

CONTRACTOR shall be directly and solely responsible for the Work performed by itself or by its Subcontractors using its best skill and attention for the purpose of ascertaining that all materials and labour used in the Work conform to requirements in order to perform mining operations at the San Francisco Mine.

Section 8. CLIENT's inspection and access to the Work

CLIENT's inspection is for the purpose of ascertaining that Work is being properly performed, pursuant to Mining Plans and Programs and current regulations. Such inspection does not relieve CONTRACTOR from any responsibility for the improper or illegal development of the Work. 8.1 CLIENT or any third parties authorized by CLIENT shall be entitled at all times to verify and to confirm that the Work is being executed:

8.1.1 According to CLIENT´s specifications and requirements as described in the Agreement herein, and

8.1.2. Strictly subject to current regulations and/or according to licenses and permits issued by competent authorities.

Section 9. Cooperation in performing Work

9.1 CONTRACTOR shall consult with CLIENT as to the sequence, procedure and method to perform Work.

9.2 CLIENT must organize its handling or placing of furniture and equipment in Site, if any, so as not to unreasonably interfere with CONTRACTOR's operations or with those of the Subcontractors or Suppliers.

9.3 CONTRACTOR shall fully cooperate with CLIENT to the best development and timely performance of Work.

Section 10. Materials, machinery, and equipment furnished by Contractor

10.1 CLIENT shall provide CONTRACTOR with sufficient unloading and storage area at Site, and CONTRACTOR shall be responsible for the unloading, storing and proper care and protection of all materials, furniture, machinery, and equipment delivered at Site regarding the Work. CONTRACTOR shall be responsible for effectively implementing and enforcing security measures to protect the Site, consumable goods, furniture, machinery, and equipment.

10.2 CLIENT shall timely furnish CONTRACTOR, at CLIENT’s expense, with the necessary facilities to protect all the materials, furniture, machinery or equipment so that CONTRACTOR may set up the required infrastructure to protect its consumable goods and/or supplies from acts of God.

Section 11. Cleaning of Work site

CONTRACTOR is hereby obliged to keep the Work site and adjoining premises at all times free from accumulation of waste material, rubbish or debris resulting from the performance of Work.

Section 12. Minimum ecological and environmental obligations to be met and fulfilled by CONTRACTOR

12.1 CONTRACTOR should be strictly subject to current regulations regarding Work development regarding the following:

12.1.1. Waste disposal.

12.1.2 Sewage and wastewater disposal.

12.1.3 Handling, care, transportation, and disposal of hazardous waste or toxic materials and substances.

12.1.4 Proper and careful storage and handling of combustibles and lubricants.

12.1.5 Dust control in operating areas.

12.1.6 Storage and shipping to dispose of waste generated by CONTRACTOR.

12.1.7 Complying with the Equator Principles AS ARE DEFINED BY THE INTERNATIONAL MONETARY FUND, once the CLIENT has committed to apply them in the performance of Work.

Section 13. Liability and compensation by CONTRACTOR

13.1 Both parties agree that CONTRACTOR shall be solely responsible and liable for obligations expressly assumed by CONTRACTOR hereby.

13.2 CONTRACTOR agrees to defend, compensate, and hold CLIENT free from any claim resulting from any harm, injury or death of an individual or individuals or damage to property of third parties attributable partially or totally to acts or omissions of CONTRACTOR or any of its Subcontractors or Suppliers while working in the Project or performing any activity associated therewith or in connection thereto. CONTRACTOR agrees to take a bond to indemnify CLIENT in the event of failure to comply with this section.

13.3 CONTRACTOR hereby assumes full responsibility for its negligence and that of his subcontractors, agents, employees or representatives as well.

13.4 CONTRACTOR shall appear, defend, and keep CLIENT safe from and against any and all claims derived exclusively from performance of Work, provided that the said claims are filed as to causes attributable to CONTRACTOR.

Section 14. Work Warranty

14.1 CONTRACTOR warrants that labour and materials furnished under the Agreement herein shall be fully in accordance with the MINING PLANS AND PROGRAMS.

14.2 CONTRACTOR warrants that all of its loading and hauling equipment as well as its accessory or auxiliary equipment shall have operating availability enough to ensure the fulfillment of the MINING PLANS AND PROGRAMS. The general maintenance programs (scheduled and preventive maintenance programs) on the drilling, hauling, loading and accessory equipment, as well as the weekly statistical control regarding mechanical availability and using of the said equipment, shall be monthly monitored by CLIENT. CONTRACTOR shall deliver CLIENT a monthly report about this matter.

14.3 CONTRACTOR warrants that the granulometric curve that is obtained from blasting in the ore areas shall result in a product of which 80% of feeding or input size to the primary crusher shall be less than 25inches and it will not exceed 42 inches. Work shall be performed jointly and permanently with the client and the drilling service supplier, carrying out required tests in the various ore areas so that this fragmentation may be the most adequate and reachable at all times. (Exhibit “O”). CLIENT, jointly with CONTRACTOR and drilling service supplier shall perform on a weekly basis monitoring of ore fragmentation to obtain and optimize the desired ore granulometry.

14.4 CONTRACTOR hereby warrants that performance of Work:

14.4.1 Shall be adequate for the purpose of the Agreement herein, in conformity with mining Plans and Programs;

14.4.2. Shall be performed strictly in accordance to current regulations.

Section 15. Site and equipment inspection. Access to Site

15.1 CONTRACTOR hereby affirms that:

15.1.1 It has carefully inspected the Site and that it is familiar with the topography and physical characteristics of the Site area and/or any other area or surface (including other than that of the site) where the Work is to be performed. Therefore, CLIENT and CONTRACTOR shall jointly make a reconciled topographical survey at the Work area.

15.1.2 That the nature, extension, and location of the surface and/or area where the Work is to be performed, the condition of the soil, and the characteristics, quality and hardness of surface and rocks in soil and subsoil, as well as the physical characteristics of structures that may be found during the performance of Work have been determined to be satisfactory;

15.1.3 That is has inspected Site access and exit means or roads, contemplated potential climate changes, transportation conditions, disposal, handing and storage of materials, local and general conditions of the Site and its surrounding areas, prices and availability of equipment and replacement parts for said equipment, as well as any other event that might affect the performance of the Work; and

15.1.4 It has taken all the necessary precaution and preventive measures against any events that might seriously affect the development of the Work, especially those affecting the cost of the mining operations under the Agreement herein.

15.2 CONTRACTOR hereby accepts that the conditions of the Site are adequate for the performance of Work.

15.3 Site access. CLIENT agrees to allow access to the Site to CONTRACTOR (and/or its subcontractors) as required for the performance of Work. Assigned areas and their usage shall be subject to CLIENT’s approval. Said approval shall not be denied by CLIENT without justified cause. The Site shall be used by CONTRACTOR and/or its subcontractors) exclusively for the purpose of the Agreement herein, trying to keep it clean and free from rubbish, pollutants of hazardous waste.

15.4 Problems that could arise at Site. CONTRACTOR shall advise the Project Manager in writing (immediately and timely) regarding any deficiencies or irregularities at Site resulting from causes out CONTRACTOR’s reach that might affect the performance of Work. In the event of suspension or cessation of Work, both parties submit themselves to Exhibit “P” of this Agreement titled “Mechanism to be applied in the event of delays caused by CLIENT and CONTRACTOR”. The Project Manager shall notify in writing to CONTRACTOR resumption of Work once corrective measures have been taken.

Section 16. Contract Price

16.1 Base price per tonne of material.

Both parties agree that the contract price be set per metric ton of material. Material is defined as a group of mineral of: waste rock with a density of 2.66 tonnes per cubic meter, and ore with a density of 2.77 per cubic meter, that is, the same price per tonne for waste rock and mineral.

The price that CLIENT shall pay to CONTRACTOR for executing the Work as well as for other obligations for which the latter is liable under the Agreement herein is US$ 1.59 (One dollar and 59/100 U.S. Cy) per metric ton of material, plus applicable Value Added Tax.

16.2 Calculation basis parameters

This base price per tonne of ore is based on the calculation parameters described below, subject to price per tonne and based on CONTRACTORS’s offer.

16.2.1 Diesel

The price for diesel used by CONTRACTOR used to set the base price per tonne of ore is US$0.52 (Fifty two cents U.S.CY.) per liter. CONTRACTOR is therefore liable for paying the cost of diesel up to US$0.52 per liter, and it CLIENT is liable for paying the cost of diesel in excess of US$0.52 per liter.

With the intention of maintaining the price of $0.52 per liter, CLIENT shall supply CONTRACTOR of its own, as of the fifth month of operations, all necessary Diesel to fulfill the production programs. Diesel shall be supplied at Site during the lifetime of this Agreement, and the Diesel factor in the escalating formula (this formula is described herein below) shall remain steady and CONTRACTOR shall be obliged to deduct 0.52 USD per liter out of the corresponding invoicing.

16.2.2 Drilling

Drilling parameters used in CONTRACTOR’s offer are as follows:
Drilling diameter: 6 ½”
Burden: 4.50 meters
Spacing: 5.00 meters
Bench height: 6.00 meters
Sub-drilling: 0.60 meters

Changes in any of the above-mentioned parameters directly affect drilling cost and, therefore, the base price per tonne of ore. Hence, any change implying further specific drilling shall result in adjustments to base price per tonne of ore.

Operating cost used by CONTRACTOR to set base price per tonne of ore is US$0.16 (Sixteen cents U.S. Cy.) CONTRACTOR is therefore liable for paying the cost of drilling up to US$0.16 per tonne of ore, and CLIENT is liable for paying the cost of drilling in excess of US$0.16 per tonne of ore. This possible overprice shall be credited by CLIENT in the corresponding monthly invoicing.

16.2.3 Blasting.

Blasting parameters used in CONTRACTOR’s offer are as follows:

Specific explosive consumption: Up to 200 grams per tonne.
Depth charge explosive: High explosive
Column charge explosive: Anfo

Blasting cost (including items such as: explosives, supplies and accessories, drill service for blasting, and etc.) used by CONTRACTOR to set base price per tonne of ore is US$0.19 (Nineteen cents U.S. Cy.)

CONTRACTOR shall provide blasting services including loading blast holes with explosives in accordance with the directions of the CLIENT.

With the intention of maintaining the price of $0.19 per tonne, effective on the date of the Agreement herein, CLIENT shall supply CONTRACTOR at its expense any explosives, supplies, accessories, loading of the explosives into the drill holesand blasting as required to meet production programs. In this case, explosives, supplies, accessories and drill service shall be supplied at Site during the lifetime of this Agreement, and explosives factor in escalating formula shall remain steady. CONTRACTOR is bound to deduct from monthly invoicing the total cost of explosives, inputs, accessories and drill service used during that month, justifying the aforesaid items by invoices, with a maximum for 0.19 USD per ton.

16.2.4 Distance

With regard to hauling distance, the base price per tonne of ore has been computed for a mean three-month distance of 2,300.00 (two thousand three hundred) meters.

Any mean quarterly distance in excess of 2,300.00 meters originates certain expenses to CONTRACTOR that CLIENT should cover through and adjustment to the ton of material base price per additional meter of haulage.

Should any haulage excess occur of 2,300.00 meters, the base price per tonne of material would be increased by US$0.00025 per additional tonne/meter, applicable to all invoiced tonnage during the said quarterly period of time. This factor of $0.00025 USD shall be subject to semester reviewing, like the ton of material base price.

16.2.5 Densities.

The Project’s mean weighed density shall be: DMP= 2.745 t/m3 in situ

Any deviation from the mean weighed density exceeding 2.85 t/m3 in situ, over a three-month period, shall result in an adjustment to the invoice in accordance with the Apendix N.

16.2.6 Measuring.

Payment for excavated amount shall be made by measuring with topographic methods volumes excavated in rock bench (BCM), ore and waste rock, and transforming said volumes into tonnes of rock with mean weighed density DMP=2.745 t/m3b. Measuring shall be to place of origin and any volume already measured and billed in prior months shall be discounted. The result in tonnes shall be multiplied by the base price per tonne of rock in force at billing date (base price and/or up-dated price) and relevant adjustments contemplated in the Agreement herein shall be made over that amount.

16.3 Annual Price Review

16.3.1 The price of the Work shall be reviewed by periods of six months as of the effective date of this Agreement. CLIENT and CONTRACTOR hereby agree of not making the first review (that should take place 6 months as of the effective date of this Agreement). Thus, the first review shall be 12 months as of the said effective date, and every six months the subsequent reviews there from.

16.3.2 The review shall be performed according to the price review formula proposed in updated offer dated August 14, 2008.

The formula to be applied is as follows:

Kt= 0,15 (Ht/H0)(T0/Tt) + 0,15 Ext/ Ex0 + 0,13 Pft/ Pf0 + 0,15 Gt/G0 + 0,32 St/S0 + 0,10

Its indexes and explanations are described in “ExhibitM”.

16.3.3 Review of Price under the Agreement shall be based on a careful review of indexes behaviour that compose the escalating formula, additionally taking into consideration all benefits duly achieved as a result of on-going implementation of the best practices and technological advantages.

16.3.4 CLIENT shall have the right to monitor and review on a weekly basis the prices of drilling items (piping and drilling accessories) acquired by CONTRACTOR from its suppliers, the monthly useful life obtained from operating said drilling items, as well as their statistical control on a weekly basis. These parameters shall be reviewed jointly with the CONTRACTOR, implementing required measures to obtain their best productivity in the various materials of the mine.

16.3.5 CLIENT shall have the right to monitor and review on a monthly basis prices of wearing-out items (teeth, blades, steel linings, etc.) acquired by CONTRACTOR for loading, hauling and auxiliary equipment, as well as their statistical control on a monthly basis.

Section 17. Payments to CONTRACTOR and Invoicing

CLIENT shall pay CONTRACTOR the prices set out in this Agreement for the performance of the Work as follows:

17.1 Payment of cost for mobilization is US$600,000.00 (Six hundred thousand dollars and 00/100 US. Cy.) plus applicable Value Added Tax. Said amount shall be paid to CONTRACTOR by CLIENT in six monthly instalments of US$100,000.00 each plus applicable Value Added Tax thereafter beginning on date of Work.

17.2 Payment of cost for demobilization is US $900,000.00 (Nine hundred thousand dollars and 00/100 U.S.Cy.) plus applicable Value Added Tax at date of such demobilization is carried out. Demobilization costs shall be at the end of performance the amount of US $900,000.00 multiplied for (1,04)n, considering an accumulative updating rate of 4% and an “n” (“nondetermined”) period of years of CONTRACTOR’s presence at the San Francisco Mine. Demobilization costs shall be paid in one straight payment, 30 days before the date of demobilization. Demobilization costs should be warranted by CLIENT with a letter of credit in favour of CONTRACTOR that shall be delivered to CONTRACTOR during the first six months after signing of the Agreement herein.

17.3 During the lifetime of this Agreement, CLIENT shall make payments to CONTRACTOR once per month. Payments shall be computed according to monthly topographical survey carried out by CLIENT and CONTRACTOR, and in the event of any discrepancy in the monthly surveys, any discrepancy shall be settled by CLIENT’s and CONTRACTOR’s technical personnel. Mined material rates shall be the rates agreed upon in the Agreement herein.

17.4 Estimates shall be prepared on a monthly basis and shall be prepared according to the price described in the Agreement herein under Section 16 and in Exhibit “M”. An example of monthly invoicing is shown in Exhibit “N”.

17.5 CONTRACTOR shall submit applicable monthly invoices on the tenth day of the corresponding month, or before, once computation of tonnes moved the month before is fully done. CLIENT shall pay every month the total amount of invoices no later than the last Thursday of the month when invoice is submitted.

17.6 According to sections 16.2.1 and 16.2.3 of this Agreement, the corresponding amounts as to Diesel and Explosives shall be deducted from the CONTRACTOR’s invoicing.

Section 18. Labour responsibilities

18.1 Contractor shall assume full labour responsibility for all personnel assigned to or contracted for the performance of Work, and agrees to strictly comply with all its obligations as employer with respect to said personnel according to the Federal Labour Law, the Social Security Law, the National Workers’ Housing Fund Law and all regulations and ordinances issued under any applicable law. CONTRACTOR is bound to prevent any individual for whom it or its subcontractors is responsible from entering the Site without having been duly registered before the Mexican social security Institute, regardless of insurance mentioned in the Agreement herein.

18.2 Contractor agrees to indemnify and hold Client harmless, in the event of any labour claim filed by any worker or employee of Contractor or its Subcontractors as well as any claim filed by any Mexican authority and/or agency including but not limited to the Mexican Social Security Institute (hereinafter referred to as “IMSS”), “Secretaria de Hacienda y Credito Publico” (hereinafter referred to as “SHCP”) or the National Housing Fund Institute (hereinafter referred to as “INFONAVIT”) for the CONTRACTOR’s failure to pay any applicable taxes. CONTRACTOR agrees to secure a bond to compensate CLIENT in the event of failure to comply with this Section.

Section 19. Subcontractors and Suppliers

19.1 Contractor agrees that it is fully liable before CLIENT for the acts and omissions of its employees and for acts and omissions of its Subcontractors and Suppliers, as well as of individuals either directly or indirectly employed by any of them.

19.2 Nothing contained in the Agreement herein or in the contractual documents shall create any contractual relationship between Client and any Subcontractor or Supplier. Contractor is not authorized to make any commitment on behalf of CLIENT, unless previously authorized in writing by CLIENT.

Section 20. Insurance

20.1 In order to warrant accurate compliance with obligations acquired in the Agreement herein, Additional at the equipment insurance, CONTRACTOR shall acquire and carry, prior to commencement of Work, at its own expense, Comprehensive General Liability Insurance for the amount of US$2,000,000.00 (Two million dollars U.S.Cy.) with a reliable insurance company, to fully cover any event or accident that might occur during the performance of Work and during the life of the Agreement herein. Any policies issued under said insurance shall be integral documents of the Agreement herein collectively as Exhibit “I”.

20. 2 Minimum insurance coverage shall be as follows:

20.2.1 Payment of workers’ compensation as required by the Mexican Social Security Act and other applicable laws.

20.2.2 Full liability insurance, including facilities and mining operations throughout the term of the Agreement herein and extensions thereto, if any.

20.2.3 Liability insurance for damage to property or individuals (including death of one or more individuals) caused by CONTRACTOR with automobiles, trucks, machinery and equipment, whether own or rental.

20.2.4 All policies providing coverage hereunder shall contain provisions that no cancellation or changes in the policies shall become effective except on thirty (30) calendar days’ advance written notice thereof made by CONTRACTOR to CLIENT regarding its intention to cancel any policy or make any amendments thereto. However, CLIENT shall be entitled to object to said cancellations or amendments if making them would contravene dispositions set forth in the Agreement herein or if they would be in detriment to the rights of CLIENT according to dispositions of the agreement herein.

20.2.5 Prior commencement of the Work, CONTRACTOR shall deliver to CLIENT a copy of insurance policies secured under the terms of the Agreement herein.

20.2.6 In the event CONTRACTOR fails to secure the above-mentioned insurance policies, it will be considered as cause for CLIENT to terminate the Agreement herein with no further responsibility for the latter.

20.2.7 By securing insurance policies, CONTRACTOR is not released from its obligations and responsibilities that were set out in the Agreement herein nor are they limited in any way.

20.2.8 CONTRACTOR, at its discretion, shall have the right to maintain at its own expense any additional insurance or increase limits thereto.

20.2.9 CONTRACTOR shall not allow access to the Site to any subcontractors without first ensuring that said subcontractor or subcontractors are covered by insurance under the same terms described in the Section herein, whether under insurance policies secured by the subcontractor itself or by insurance coverage secured by CONTRACTOR. Insurance policies secured by subcontractors shall be considered merely as supplementary insurance to policies secured by CONTRACTOR and shall not substitute the latter.

Section 21. Work reports and logbook

21.1 Beginning on the date of signing of the Agreement herein, CONTRACTOR is bound to keep a neat and up-dated logbook for Work performed on Site.

21.2 Based on actual measurements, CONTRACTOR shall keep on Site at all times a complete set of Mining Plans and Programs, which shall be kept updated to reflect any changes between CLIENT and CONTRACTOR as they agreed upon.

21.3 CONTRACTOR shall provide the following reports to CLIENT as follows:

21.3.1 Daily production report describing mined material and its destination, in addition to hauling distance.

21.3.2 Monthly safety and security report available to CLIENT at its request, where the following events should be recorded: safety and security accidents or incidents that might threaten or endanger the health and integrity of individuals working on the Site due to Operations. Once said report is in its hands, CLIENT may ask the CONTRACTOR to provide a copy of the following:

a) A specific work accident report, or all if more than one, that has been reported to competent authority;

b) Specific writing or document or documents evidencing that the competent authority is investigating the accident or accidents; and

c) Specific petition or petitions filed by CONTRACTOR addressed to competent authorities to change any safety and security measure or measures on Site.

CONTRACTOR shall invariably submit said safety and security report to CLIENT on a weekly basis, even when no accident has occurred (routine report).

21.3.3 Monthly production report including total mined material and its destination, equipment availability and hauling distance;

21.3.4 Weekly waste disposal report, including the name of carrier, description and amount of waste material disposed of and final unloading site or destination thereof; and

21.3.5. Productivity and consumables monthly report, describing the maintenance and consumption of every one of the equipment sets. This report shall also include, but not limited to, the following parameters: consumption of Diesel per equipment set, tires useful life, drilling accessories useful life, wearing out of parts, detailed explosive consumption, etcetera.

21.3.6 Miscellaneous report, on a daily and monthly basis, including other relevant subjects.

Section 22. Force Majeure

22.1 Both parties acknowledge as Force Majeure the following events: strikes, fire, war, acts of God, and terrorism that prevent access to the Site. The timeframe set out herein for compliance of CONTRACTOR’s obligations shall be extended for a period of time equivalent to the duration of the event of Force Majeure.

22.2 CONTRACTOR shall notify CLIENT, immediately and in writing, about each Force Majeure that occurs, stating that it will do its best to mitigate the effects of the said Force Majeure, as well as when the latter has stopped, including details prior to occurrence, as well as the number of days that extended the term compliance term regarding CONTRACTORS’s obligations that were affected by said Force Majeure

Section 23. Contract Termination

23.1 Termination by CONTRACTOR.

CONTRACTOR may terminate the Agreement herein due to any of the following causes:

(a) CONTRACTOR may terminate the Agreement herein in the event of any material breach or default in the keeping, observance or performance of any of the material obligations set forth in this Agreement for CLIENT, provided that CONTRACTOR first provides written notice of such breach or default to CLIENT and that CLIENT fails to cure such breach or remedy such default within thirty (30) calendar days after the giving of such notice. If the said default is not remedied within the 30-day term, CONTRACTOR shall have the right to rescind the Agreement without intervention of any kind of court for it.

(b) if CLIENT defaults in the performance or observance of any material term, covenant or agreement contained in the Agreement herein, especially the obligation to grant Contractor unrestricted access to the Property during the term of this Agreement, except as described in Section 22.1 herein;

(c) in the event that the Work is suspended for a one-month term or more due to unjustified causes attributable to CLIENT, suspension in which CONTRACTOR had no part;

(d) if CLIENT becomes insolvent or bankrupt or fails to pay its debts as they mature, or applies to a tribunal for the appointment of a receiver, liquidator or trustee.

(e) if CLIENT cancels or suspends Work without justified cause or with no basis for said cancellation or suspension in the event of Force Majeure or acts of God contemplated in the Agreement herein.

23.2 Termination by CLIENT.

CLIENT may terminate the Agreement herein due to any of the following causes:

(a) CLIENT may terminate the Agreement herein in the event of any material breach or default in the keeping, observance or performance of any of the material obligations set forth in this Agreement for CONTRACTOR, provided that CLIENT first provides written notice of such breach or default to CONTRACTOR and that CONTRACTOR fails to cure such breach or remedy such default within thirty (30) calendar days after the giving of such notice. If the said default is not remedied within the 30-day term, CLIENT shall have the right to rescind the Agreement without intervention of any kind of court for it.

(b) if CONTRACTOR fails to comply with current regulations or fails to pay any tax due or any other obligation or responsibility and when said circumstances result in serious legal consequences affecting the development of the Work;

(c) if CONTRACTOR assigns, totally or partially, its rights and obligations derived from the Agreement herein to third party or parties, without written consent from CLIENT;

(d) if CONTRACTOR becomes insolvent or bankrupt or fails to pay its debts as they mature, or applies to a court for the appointment of a receiver, liquidator or trustee or if bankruptcy, insolvency, reorganization, arrangement or liquidation proceedings are instituted by or against it;

(e) in the event that the Work is suspended without justified cause for a term of one month or more for acts or omissions of the CONTRACTOR, suspension in which CLIENT had no part;

(f) if CONTRACTOR definitively cancels or suspends Work without justified cause or with no basis for said cancellation or suspension in the event of Force Majeure or acts of God contemplated in the Agreement herein.

(g) if CONTRACTOR fails without justified cause or due to negligence to secure insurance as described in Section 20 herein.

(h) If any of the warranty documents is partially or totally null, invalid, imperfect, non-existent, o due to any other cause has no legal effects.

23.3 Shall be deemed as a cause for termination of this Agreement with no fault from any of the parties, a decrease in the price per ounce of gold under 550.00 USD (Five hundred and fifty US Cy) during the lifetime of this Agreement, that prevents CLIENT in a definite way to keep fulfilling this Agreement. Regardless the aforesaid, in the event of a decrease in the price of the ounce of gold under 550.00 USD, CLIENT and CONTRACTOR agree to have meetings to negotiate an agreement or alternatives of solution.

23.3.1 If during the above negotiation or seeking for alternatives no agreement is reached, CLIENT may terminate the Agreement herein due to financial causes.

23.3.2 In the event of termination of this Agreement due to financial causes, CLIENT shall pay the removal costs, as well as outstanding moving costs, if any, as agreed in Section 17 herein. In addition, CLIENT shall pay CONTRACTOR for work done but unpaid at the time when this type of termination occurs and CONTRACTOR shall be released from its further obligations set out in the Agreement herein. CLIENT shall credit CONTRACTOR for expenses incurred in due to early termination of the Agreement herein, including, but not limited to the following: expenses resulting from labour indemnifications to employees; costs for cancelling materials purchase orders; supplies, pieces of equipment and spare parts; costs for cancelling subcontracts or other contracts with suppliers; expenses incurred in by CONTRACTOR on Site facilities not credited at that date by CLIENT; and other costs (prior review of these costs by CLIENT) incurred in by CONTRACTOR derived from early termination of this Agreement.

23.4 Procedure upon termination of the Agreement herein.

23.4.1 In the event of termination of this Agreement due to any of the causes set out on Section 23.1 herein before, CLIENT shall pay CONTRACTOR: If termination of this Agreement occurred by CLIENT’s fault or due to the Project itself, CLIENT shall pay for work done but unpaid at the time of termination, removal, moving of CONTRACTOR’s equipment, if pending, costs for cancelling materials purchase orders; supplies, pieces of equipment and spare parts; costs for cancelling subcontracts or other contracts with suppliers; and on top of that, as a termination reward, an amount equivalent in US currency as a result of applying 7% to pending tonnage at the time of termination, according to the mine production program (Exhibit “G”).

23.4.2 If the termination of this Agreement occurred by any of the causes set out in Section 23.2 (due to CONTRACTOR’s fault), CLIENT shall have no obligation of performing any type of payments including removal, nor paying costs or indemnifications stipulated in Section 23.4.1 (except for pending unpaid payments to be made to CONTRACTOR).

Section 24. Miscellaneous

24.1 Language. This Agreement is signed in Spanish language.

24.2 Amendments and changes. The parties may amend, change, and supplement this Agreement in such manner as may be agreed upon by them in writing.

24.3 Binding effect. The Agreement herein shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that Contractor, other than specific subcontracts with Subcontractors, may not assign any of its rights or delegate any of its duties under the Agreement herein without prior written consent of CLIENT.

24.4 Entire Agreement. The Agreement herein and the Exhibits attached hereto contain the entire agreement of the parties hereto with respect to the Project and supersede all prior understandings, negotiations, and agreements of the parties with respect to the subject matter hereof. Any reference herein to this Agreement shall be deemed to include the Exhibits attached hereto. If there is any inconsistency or contradiction between the Exhibits and this Agreement, the provisions of the Agreement shall prevail.

24.5 Headings. The descriptive headings in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

24.6 Performance in counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

24.7 Notices by e-mail. Electronic mail (usually known as “e-mail”) is capable of generating a printed version of messages sent and received, as well as generating and printing acknowledgements of receipt for the issuer (use of which both CLIENT and CONTRACTOR are aware), and it will be considered by both parties as the accepted transmission and reception for all sorts of notifications, notices, and/or correspondence in connection with the Agreement herein, in addition to traditional communication means described below. Any notifications, notices, communications, and correspondence sent and received by e-mail shall have the same effect as communications sent by traditional means or methods, unless otherwise advised by CONTRACTOR or CLIENT to the other party regarding their wish to exclude certain type of notices or notifications from application of item 24.7 herein and the date from which said exclusion shall be effective. Any notification, correspondence, notice or communication made by e-mail shall be considered as duly sent and received on the business day following the date the issuing party receives in its system acknowledgement of receipt from the receiving party. For the purposes of this section, both parties provide the following as their e-mail addresses (which may be changed freely prior notice to the other party whether by traditional means or by e-mail):

1. CONTRACTOR: e-mail:ocrespo@peal.es, Att’n:Oscar Crespo G.
2. CLIENT: e-mail:alfredo@timminsgold.com, Att’n:Alfredo Barraza L.

Should the parties hereto wish to send to the other party any notification, notice, request, information or other document by traditional means or methods (letter with acknowledgement of receipt, registered mail or fax), they should expressly state so. Otherwise, it shall be understood that the adequate method will be by e-mail. In the event of correspondence and notifications by traditional means, both parties provide the following addresses:

CONTRACTOR:
PEAL MEXICO, S. A. DE C.V.
Navojoa, Sonora, Mexico
Attention: Mr. Benito Alvarez-Moran
Phone/Fax: (642)4242235
Mobile: (642) 4280687
e-mail:balvarez@grupopeal.com
In case of EMERGENCY : (642)4280687

CLIENT:
MOLIMENTALES DEL NOROESTE S.A. DE C.V.
Real del Arco #208, Colonia Villa Satelite,
Hermosillo, Sonora, Mexico - Zip Code 831200
Attention: Mr. Alfredo Barraza Lozano
Phone: (662) 2181067 e-mail: Alfredo@timminsgold.com
Fax: (662) 2181067
In case of EMERGENCY : (641)3215046

Either party may change the addresses listed above by giving notice in writing sent by traditional means or by e-mail notifying said change to the other party. Any notice delivered personally shall be considered given on the date so delivered, and any notice sent by mail with acknowledgement of receipt or by fax shall be considered given on the date it is received.

24.8 Solving of disputes by the parties. Any claim or controversy arising between CLIENT and CONTRACTOR due to application or interpretation of any of the sections of the Agreement herein shall be resolved by the field staff of both parties (Level I).

If within a 2-day term dispute is not solved in Level I or if it involves a more significant dispute between CLIENT and CONTRACTOR, said dispute shall be addressed to the following parties for a prompt and adequate solution (Level II).

By CLIENT:	By CONTRACTOR:

Name: ALFREDO BARRAZA L.	Name: BENITO ALVAREZ MORAN
Position: GENERAL MANAGER	Position: GENERAL MANAGER
E-mail address:alfredo@timminsgold.com	E-mail address: balvarez@peal.es

If the dispute is not solved by the parties mentioned above (Level II), a memorandum should be written and signed within a 5-day term, stating in detail the steps taken to solve said dispute, the quantity or amount in dispute or its subject matter, as well as the responsible parties that originated said dispute.

After the 5-calendar-day term following the date said memorandum was prepared and delivered to the Project Supervisor and Project Manager (Level III), they should try to solve the dispute either by phone or meeting personally or via satellite, at the discretion of the parties (whichever they consider faster and more efficient).

If despite the intervention and efforts made by the Project Manager and the Project Supervisor the dispute remains unsolved, arbitration will take place under the terms stated below.

a) Solution to disputes by third parties. Arbitration procedures:

1. Arbitration procedure for solving disputes that were not solved according to paragraph “g” above shall be ruled pursuant to Book Five, Title IV of the Commerce Code and by regulations agreed to in item “h”. The applicable arbitration sentence shall be pronounced in conformity with dispositions stated in the paragraph herein.

2. Arbitration shall be carried out in the City of Hermosillo, Sonora State, Mexico, where the Board of Arbiters selects. Said location should be adequate for hearing arguments of the parties, the witnesses and the experts, as well as to examine goods or documents presented as evidence. Arbitration shall be conducted totally in Spanish.

3. The Arbitration panel shall consist of three members appointed according to dispositions of Chapter II, Title IV, Book V of the Commerce Code of Mexico. Arbiters should be individuals, of age, legally qualified, in good standing and ethical practice of their profession, independent, unbiased, and well experienced in solving commercial disputes (preferably with basic legal knowledge). Decisions taken by the Board of Arbiters—including the final sentence as well as all kinds of procedure regulations—should be approved by majority of votes by the members of said panel.

4. Disputes or differences shall be solved by applying the Mexican substantive Law. Nevertheless, arbiters shall not have any authority to condemn the party declared guilty to payment for damage or loss of earnings or both. The only damage or loss to which said party may be condemned is that declared by Mexican Law as immediate and direct to reinstate things as they were before the dispute arose.

5. Arbitration procedure (including types and effects of objections and resources that might be filed against arbitration decisions) shall be ruled by item “h” herein and by regulations set by the Board of Arbiters pursuant to Article 1435, second paragraph, of the Commerce Code. At all times, the arbitration procedure shall seek: (a) that material truth prevail over formal truth; (b) impartiality and fairness between the parties; and (c) full opportunity for parties to propose and present evidence and proof in the absolute exercise of their rights.

6. The final arbitration sentence may be contested by any of the parties before any competent first instance judge, but only in case of invalidity described in article 1457 of the Commerce Code. The resolution of said judge may not be contested or refuted any more in any way by the offended party.

7. The parties shall pay equitably arbitration costs and Arbiters’ fees, but each party shall pay for legal fees and expenses due to their own attorneys.

8. During the dispute regarding any controversy or the arbitration procedure to solve said dispute, CONTRACTOR shall continue executing Work according to the terms of the Agreement herein and CLIENT, under the same terms, shall pay to CONTRACTOR any amounts due, as applicable, for amounts not part of the controversy.

24.9 Attorney's fees. In the event any action is initiated by any of the parties with the purpose of solving any dispute that may arise from the interpretation of the Agreement herein, the prevailing party in such action shall be entitled to reimbursement for reasonable attorney's fees and expenses.

24.10 Existing agreements. The Agreement herein shall supersede all previous and/or existing agreements and understandings between the parties, either written or verbal ones. Therefore, all previous agreements and understandings between the parties shall be legally or de facto terminated as of this date. All outstanding rights or obligations between the parties shall be governed by the Agreement herein.

24.11 Assignment. CONTRACTOR may not assign or transfer partially or totally the Agreement herein without prior written consent from CLIENT.

CLIENT shall have the right, at any time, to assign its rights and obligations set out herein without consent from CONTRACTOR: (i) to the trust (the Trust) that shall be formed among

CLIENT, DEUTSCHE BANK MEXICO S.A. INSTITUCION DE BANCA MULTIPLE DIVISION FIDUCIARIA (as the fiduciary entity of the Trust), DEUTSCHE BANK TRUST COMPANY AMERICAS (as a collateral agent and also a beneficiary of the Trust), TIMMINS GOLDCORP MEXICO S.A. DE C.V. and TIMMINS GOLD CORP. and (ii) the Trust shall have the right to assign CLIENT’s obligations and rights set out herein to DEUTSCHE BANK TRUST COMPANY AMERICAS (the Beneficiary) according to the Trust terms of agreement.

If this Agreement was assigned in a later time to a different entity other than the Trust or the Beneficiary, regardless the reason (and this assignment shall be notified in writing to CONTRACTOR by DEUTSCHE BANK MEXICO S.A. INSTITUCION DE BANCA MULTIPLE DIVISION FIDUCIARIA) CONTRACTOR shall respond such notice within a term of fifteen (15) calendar days as of receipt of the notice, whether CONTRACTOR desires to keep developing Work or not. If CONTRACTOR desires not to continue performing Work, Section 23.4.1 hereinbefore shall be applied for, except for the payment to CONTRACTOR of the equivalent amount of applying 7% of pending tonnage. The lack of response from CONTRACTOR within the aforesaid 15 calendar days, shall be deemed as an unmistakable response that CONTRACTOR desires to continue with the performance of Work.

Even though CONTRACTOR decides not to continue with the development of Work, CONTRACTOR shall be obliged to keep fulfilling all of it obligations set out in the Agreement herein and keep invoicing accordingly, for four (4) more months as of the date of notice given by CONTRACTOR to DEUTSCHE BANK MEXICO S.A. INSTITUCION DE BANCA MULTIPLE DIVISION FIDUCIARIA whereby CONTRACTOR communicates its desire of not continuing with the performance of Work, and this way the former shall have time enough to hire another CONTRACTOR during the above four months.

Section 25. Joint and Several Guaranty in favour of CLIENT and Trust

CONTRACTOR shall have several guarantors (the Guarantors) that shall sign a Joint and Several Guaranty Contract in favour of CLIENT and Trust. The Guarantors along with CONTRACTOR shall jointly guaranty the fulfilment of all of the obligations set out to be met and fulfilled by CONTRACTOR in the Agreement herein up to the amount of USD$1,000,000. This Joint and Several Guaranty Contract is attached herein as Exhibit “R”.

If the above guaranty was executed and the CLIENT/Trust’s claim or pretension was rejected, CLIENT and/or Trust shall return Guarantors the amount paid plus the legal interest increased with a 2%, within the following fifteen calendar days as of the date of notice of the rejection decision.

Section 26. Confidentiality and Ownership of documents, information and data

26.1 Neither Contractor nor any of its Subcontractors shall disclose nor use or permit the disclosure or use of any documents (including the Agreement herein, Mining Plans and Programs, Exhibits, samples, schedules, photographs, and reports and copies thereof) or any other information or data, oral, in writing or electronic, regardless of form and party that generated them, as to Work or related to the CLIENT’s business, for any purpose other than for the benefit of CLIENT in performance of Work.

26.2 Any third party to whom the above documents, information or data are disclosed, shall be advised by CONTRACTOR or by corresponding Subcontractor, regarding their confidential nature and of any related obligations set out in this Section. CONTRACTOR shall take all necessary legal measures against third parties to preserve the confidentiality set forth by this Section.

The below Exhibits are integral documents of the Agreement herein:

Exhibit “A” CLIENT’s Incorporation Deed and Powers of Attorney
Exhibit “B” Concession Titles for San Francisco Mine
Exhibit “C” Maps and Ownership Documents of the Site
Exhibit “D” Site Access Documents
Exhibit “E” CONTRACTORS Incorporation Deed and Powers of Attorney
Exhibit “F” CONTRACTOR’s updated offer
Exhibit “G” Mine Production Plan
Exhibit “H” CLIENT’s Internal Safety, Security and Health Regulations
Exhibit “I” Insurance Policy secured by CONTRACTOR
Exhibit J” List of machinery, equipment, personnel, and other conditions
Exhibit “K” Hourly rates for CONTRACTOR’s machinery
Exhibit “L” Default notification format
Exhibit “M” Samples of monthly and bi-annual price adjustments
Exhibit “N” Examples of adjustments in prices of monthly invoicing
Exhibit “O” Granulometric Curve required in ore (at least 13% to -/2”)
Exhibit “P” Procedures for delays originated by CLIENT and CONTRACTOR
Exhibit “Q” Rescission notification format
Exhibit “R” Joint and Several Guaranty Contract

The Agreement herein is executed by the parties on the 15th day of the month of September, 2009.

CLIENT MOLIMENTALES DEL NOROESTE, S.A. DE C.V.	CONTRACTOR PEAL MEXICO, S.A. DE C.V.
(Signed) Francisco Arturo Bonillas-Zepeda	(Signed) Benito Alvarez-Moran

[Handwritten: “Attachment A”]

[Stamp: Lic. Jesus Jose Francisco

Arturo Lizarraga Murguia

DEPUTY TO NOTARY PUBLIC

OFFICE NUMBER 36

Hermosillo, Sonora,

Mexico]

NOTARY PUBLIC OFFICE NO. 46

Lic. Romelia Ruiz Cázares de Gutiérrez
Holder of Title to Notary Public Office

[Seal: STATE OF SONORA]

This is the FIRST Record of deed No. 9 720 VOL. 190

CONTENT: ARTICLES OF ASSOCIATION OF A VARIABLE CAPITAL CORPORATION NAMED “MOLITMETALES DEL NOROESTE” – GRANTORS: MESSRS. LAURA LETICIA NIEBLA LIZARRAGA and ROGELIO DOMINGO BALDERRAMA PORCHAS.

ATTESTED

Date of Grant:

AUGUST 21, 2006

Date of Record:

AUGUST 21, 2006

Tehuantepec No. 85 – Col. Centenario Tel. 213-66-12

(between Campodonico and Marsella) Fax: 217-39-68

Hermosillo, Sonora, Mexico

[Handwritten: 11:42 + initials] [Stamp: Lic. Jesus Jose Francisco

Arturo Lizarraga Murguia

DEPUTY TO NOTARY PUBLIC

OFFICE NUMBER [illegible]

Hermosillo, Sonora,

Mexico]

[Stamp: Lic. Romelia Ruiz

Cazares

HOLDER OF TITLE TO

NOTARY PUBLIC

OFFICE NUMBER 46

Hermosillo, Sonora,

Mexico]

NOTARY PUBLIC OFFICE NUMBER 46

Lic. Romelia Ruiz Cázares de Gutiérrez

HOLDER OF TITLE

HERMOSILLO, SONORA, MEXICO

VOLUME: (190) ONE HUNDRED NINETY.

NUMBER: (9,720) NINE THOUSAND SEVEN HUNDRED TWENTY.

In the city of Hermosillo, Sonora, Mexico, on the twenty-first day of the month of August, two thousand six, THERE APPEARED before me, Licensed Notary ROMELIA RUIZ CAZARES, holder of title to the notary public office number forty-six, residing here, in the exercise of this notarial demarcation: Messrs. LAURA LETICIA NIEBLA LIZARRAGA and ROGELIO DOMINGO BALDERRAMA PORCHAS, and THEY DECLARED:

That they have agreed upon the articles of association of a Variable Capital Corporation, authorized by the Secretariat for Foreign Relations, which they have come here to formalize by means of this document.

In consideration of the aforementioned and under the terms of article forty-three of the Notarial Law of the State of Sonora, I am proceeding to draw up and sign in the presence of those appearing before me the aforementioned contract, from which I now take the following:

EXTRACT

1. GRANTORS: LAURA LETICIA NIEBLA LIZARRAGA and ROGELIO DOMINGO BALDERRAMA PORCHAS.

2. NAME: “MOLIMENTALES [sic] DEL NOROESTE”, VARIABLE CAPITAL CORPORATION.-

3. DOMICILE: HERMOSILLO, SONORA.

4. TERM: 99 NINETY-NINE YEARS.

5. NATIONALITY: MEXICAN.

6. SHARE CAPITAL: $50,000.00 FIFTY THOUSAND PESOS, NATIONAL CURRENCY

7. SHARES: FIVE HUNDRED.

8. ADMINISTRATION: SINGLE ADMINISTRATOR

The parties ratify its general provisions and the declaration as regards payment of the Income Tax that is determined in the contract itself.

I, THE NOTARY, CERTIFY:

I. That the persons appearing before me have legal capacity to contract and assume legal obligations and they have fully ratified the document in which the contract that they are signing appears;

II. That this deed having been READ by those appearing before me and they having been apprised of the value, force and legal scope and of the need for its registration in the Public Registry of Ownership and Commerce in this Legal District, they have declared their agreement, ratified it and signed in my presence, IT BEING AUTHORIZED then, I SWEAR. Mrs. LAURA LETICIA NIEBLA LIZARRAGA. Mr. ROGELIO DOMINGO BALDERRAMA PORCHAS. Mrs. LIC. ROMELIA RUIZ CAZARES. Signed. Notary’s Seal

NOTARY PUBLIC OFFICE NUMBER 46

PUBLIC DEED NO. 9, VOLUME 190

MAIN CONTRACT

ATTACHMENT “A”

[The word “ATTESTED” [COTEJADO] appears three times in the margins.] 1

[Stamp: Lic. Jesus Jose Francisco

Arturo Lizarraga Murguia

DEPUTY TO NOTARY PUBLIC

OFFICE NUMBER [illegible]

Hermosillo, Sonora,

Mexico]

[Stamp: Lic. Romelia Ruiz

Cazares

HOLDER OF TITLE TO

NOTARY PUBLIC

OFFICE NUMBER 46

Hermosillo, Sonora,

Mexico]

In the city of Hermosillo, Sonora, Mexico, on the ninth day of the month of August, two thousand six, the following APPEARED before me, Licensed Notary ROMELIA RUIZ CAZARES, holder of title to the notary public office number forty-six, residing here, in the exercise of this notarial demarcation: Messrs. LAURA LETICIA NIEBLA LIZARRAGA and ROGELIO DOMINGO BALDERRAMA PORCHAS, and THEY DECLARED:

That in this document and with the permission of the Secretariat for Foreign Relations they have come to form a Commercial Company, which they formalize in accordance with the following:

CLAUSES

CHAPTER ONE

NAME, PURPOSE, DOMICILE, TERM AND NATIONALITY.

FIRST. – The Corporation shall be named “MOLIMENTALES [sic] DEL NOROESTE”, followed by the words “VARIABLE CAPITAL CORPORATION” or its abbreviation “S.A. DE C.V.”

SECOND. – The purpose of the Corporation shall be the proposals to which Article Eleven, Section I (FIRST) of the Mining Act, and shall therefore include, but not be limited to, the performance of the following activities:

1. The sale, leasing and renting, exploration and use and acquisition through claims or by means of any legal title, rights to exploration and use of mining concessions, with regard to those minerals or substances that are subject to the application of the current Mining Act.

2. Exploration, use, extraction, transportation, washing, concentrating, crushing, grinding, pulverizing, exploiting, smelting and refining of any kind of ore minerals not subject to concessions and minerals subject to concessions, metallic or non-metallic, and also substances subject to the enforcement of the current Mining Act, for [the corporation] itself or sub-contracted to third-party private-law entities or public-law entities or institutions.

3. Export of ores and bulk minerals, concentrates, packaged materials, concentrates [sic], smelted or refined that it produces.

4. Export of ores and bulk minerals, packaged materials, concentrates, powders, precipitates, melts or refined materials, acquired from third-party private-law entities or public-law entities or institutions.

5. Importing or purchase in the national territory of all types of machinery, equipment, spare parts, tools, supplies, direct or indirect materials needed to execute the purpose of the Corporation.

6. Acquisition for ownership or lease or concession of land, warehouses, railroad sidings, ports, airports, and any other kind of construction, building or installation for carrying out the main purpose of the Corporation.

7. Acquiring, transferring shares, assets or shares in national or foreign companies, including the acquisition of or participation in other similar companies or suppliers, and also participation in other similar companies or associations through the acquisition of stocks or shares or as an affiliated member.

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[Stamp: Lic. Jesus Jose Francisco

Arturo Lizarraga Murguia

DEPUTY TO NOTARY PUBLIC

OFFICE NUMBER [illegible]

Hermosillo, Sonora,

Mexico]

[Stamp: Lic. Romelia Ruiz

Cazares

HOLDER OF TITLE TO

NOTARY PUBLIC

OFFICE NUMBER 46

Hermosillo, Sonora,

Mexico]

NOTARY PUBLIC OFFICE NUMBER 46

Lic. Romelia Ruiz Cázares de Gutiérrez

HOLDER OF TITLE

HERMOSILLO, SONORA, MEXICO

8. To request or to grant loans with or without guarantee, and also to guarantee obligations of its own or of third parties, and to underwrite, endorse and negotiate all kinds of foreign exchange guarantees, securities and personal guarantees, to issue bonds and to finance operations of the Corporation or of Third Parties in order to guarantee obligations related or not with the Corporation’s business dealings.

9. The use, exploitation, acquisition, disposal and registration, to its own account or in favor of third parties, of trademarks and patents and the corresponding commercial names, formulae, registered marks, patents, manufacturing processes that may be the property of Mexicans or foreigners, and in general, all kinds of industrial or intellectual property rights as well as all kinds of technology transfer activities through licenses, contracts or any other formula.

10. In general, executing all types of contracts and administrative operations, whether civil or commercial that may directly be related to the activities indicated above and that are permitted by Law.

THIRD. The corporation’s domicile shall be the city of Hermosillo, Sonora, notwithstanding the right to establish an office or branches in other parts of the State of Mexico or the Republic of Mexico.

FOURTH. The term for the corporation shall be NINETY-NINE years. These shall be computed beginning from the date of formation of this corporation.

FIFTH. The corporation shall be of Mexican nationality and its associates, both those who attend its formation by means of their proxy and also those who join at a later date being foreigners, accept and undertake with the Secretariat of Foreign Relations to consider themselves Nationals, as regards their shares/actions or rights and to subject themselves expressly to the General Constitution of the Mexican Republic and to the laws that issue therefrom. In the case of a dispute, for no reason or under no circumstance shall they request the protection and support of their country and should they contravene this agreement they shall lose, to the benefit of the Mexican Government, whatever rights and assets and shares they may have represented in this corporation. Moreover, they shall comply strictly with the Legal Statute that governs their behavior as investors within the Mexican Republic and specifically they shall comply with the provisions of Article Five and other related articles of the Law for Promoting Mexican Investment and for Regulating Foreign Investment, and Articles Five, Thirty and Thirty-one of its Regulations, and this clause shall be inserted in its entirety into the text of the shares that the company may issue, both in the Spanish and the English languages.

SIXTH. The share capital shall be variable and constituted in the following manner:

The minimum fixed share capital with no withdrawal rights is composed of the sum of $50,000.00 FIFTY THOUSAND PESOS, NATIONAL CURRENCY, which shall be represented by FIVE HUNDRED nominal “A” series shares with a nominal value of $100.00 ONE HUNDRED PESOS, NATIONAL CURRENCY, each, fully subscribed and paid in full by those appearing before me, in the following manner and proportions:

The word “ATTESTED” [COTEJADO] appears three times in the margins. The stamps, as described, appear twice.

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[Stamp: Lic. Jesus Jose Francisco

Arturo Lizarraga Murguia

DEPUTY TO NOTARY PUBLIC

OFFICE NUMBER [illegible]

Hermosillo, Sonora,

Mexico]

[Stamp: Lic. Romelia Ruiz Cazares

HOLDER OF TITLE TO

NOTARY PUBLIC

OFFICE NUMBER 46

Hermosillo, Sonora,

Mexico]

SHAREHOLDERS	SHARES	CAPITAL
LAURA LETICIA NIEBLA LIZARRAGA	375	$ 37,500.00
ROGELIO DOMINGO BALDERRAMA PORCHAS	125	$ 12,500.00
TOTALS	500	$ 50,000.00

The maximum share capital allowed is unlimited and shall be represented by nominal “B” series shares with a value of $ 100.00 ONE HUNDRED PESOS, NATIONAL CURRENCY, each; they are not subscribed [and] they shall be held in the corporation’s cash office to be put into circulation by means of simple agreement of the Ordinary General Assembly, of the Administrative Board or Sole Administrator, as may be the case, and they shall be given to their subscribers against full payment of their nominal value and that of any premiums that, as the case may be, the Ordinary General Assembly may stipulate whenever it may deem appropriate.

SEVENTH.- Increases in the variable share capital shall be made through the subscription of Treasury shares by the current associates in proportion to the amount of their contributions. The Ordinary General Assembly, the Administrative Board or Sole Administrator, whichever the case, shall determine the date on which the increases in share capital shall be made and the manner and deadlines according to which the shareholders must cover for the corporation the amount of the shares that they subscribe.

EIGHTH. Reductions in the variable share capital can be made by agreement reached for such purpose by the Ordinary General Assembly, the Administrative Board or Sole Administrator, as the case may be.

NINTH. No reduction of any kind can be agreed upon if this has as a consequence a reduction in the share capital to less than $ 50,000 FIFTY THOUSAND PESOS, NATIONAL CURRENCY, which from now in is determined to be the minimum.

TENTH. All shares confer upon their holders equal rights and impose upon them the same obligations. The holder of any share, simply by being in its possession, undertakes to comply with the provisions of this deed and with the legal resolutions adopted in the general assemblies of shareholders by that of the Administrative Board or Sole Administrator, as the case may be, or the officers and representatives of the corporation, within the scope of their respective powers.

ELEVENTH. The titles to the shares shall contain the information referred to in article One Hundred Twenty-five of the General Law on Commercial Companies and shall in addition include in printed or recorded form the disclaimer anticipated in article Eight of the regulations of the Organic Law of the First Section of article Twenty-seven of the constitution and clause FIVE of those Statutes; they shall be taken from catalogs, they shall be consecutively numbered and shall include attached coupons for collection of dividends; they shall be signed by the Administrative Board or Sole Administrator, as the case may be, and shall cover the number of shares that correspond to each case.

TWELFTH. The corporation shall have a special book for registration of shares, which shall contain:

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NOTARY PUBLIC NO. 46	[stamp:] [seal: illegible]
Jesús José Francisco
Romelia Ruiz C. de Gutiérrez	Arturo Lizárraga Murguía
HOLDER	DEPUTY TO NOTARY PUBLIC
NUMBER 35
HERMOSILLO, SONORA, MEXICO	Hermosillo, Sonora,
Mexico

I. The name, nationality and residence of the shareholder and statement of the shares belonging to them, with the numbers, series, categories and other particulars:

II. The statement of any contributions to be made:

Stamp: illegible	III. Any transmissions conducted under the terms set out in this deed.

The register of shares will be under the direct care of the Board of Directors or Sole Administrator, where appropriate, who will be personally responsible for its legal existence and the accuracy of its information.

VERIFIED

THIRTEEN. The company will only consider as the owner of these shares, the person who is registered as such in the Registry Book referred to in the previous clause. To this end, the company should enter in this register at the request of any legitimate holder, any transmissions carried out under the requirements set out in this deed. Transmission or transfer of shares will not take any effect whatsoever until after its entry into the Registry Book.

FOURTEEN. Transmission of shares may only be carried out on the authorization of the Extraordinary General Meeting, which will have the power to refuse authorization, appointing a buyer for the shares at the current market price, without any obligation to explain the reason for its refusal.

FIFTEEN. The right to partial or total withdrawal of capital contributions may be exercised by the members in accordance with legal provisions.

	CHAPTER III	VERIFIED

ON THE ADMINISTRATION AND SUPERVISION OF THE COMPANY.

VERIFIED

SIXTEEN. Management and administration of company business will be entrusted to a Board of Directors or a Sole Administrator, where appropriate. The Board of Directors or Sole Administrator, where appropriate, may be shareholders and people from outside the company and will remain in their post for two years, with the possibility of re-election; they will continue to perform their duties even when the office to which they have been appointed has expired, as long as no new appointment is made or those who were appointed do not take up their positions.

SEVENTEEN. The Board of Directors or Sole Administrator, where appropriate, should guarantee its management by depositing two shares in the company or creating a cash deposit and granting a bond to the value of these. This surety will be returned to them at the end of their office, following approval by the Meeting of the respective accounts; during the time the surety is deposited, it may not be disposed of or accepted in this form, which will be noted in the receipt for the deposit issued by the company.

EIGHTEEN. The Board of Directors will possess the following powers:

A). It will exercise power of attorney within the company for litigation and collections, to be granted with all general and special powers required by special clauses in accordance with the Law, for which reason it is conferred with no limitations whatsoever, in accordance with the provisions of article 2,831 two thousand thirty-one of the Civil Code for the State of Sonora and its correlative, article 2,554 two thousand fifty-four of the Civil Code for the Federal District; it will therefore have the power to bring actions and withdraw from any sort of lawsuit, even amparo[1] proceedings, to substitute power and reserve its exercise, present complaints and disputes to the Public Ministry, whether in common or federal courts, take civil action where appropriate, to settle, submit to arbitration, formulate and answer interrogatories, to challenge, receive payments and issue receipts and execute any other sort of acts expressly determined by Law, including representing the company before Criminal, Civil and Administrative Authorities, Employment and Legislative Authorities and in general before any branches, bodies and decentralized organizations, whether federal, state or municipal.

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B). Manage company assets and business with the widest powers, in accordance with the provisions of paragraph two of article 2,831 two thousand eight hundred and thirty-one of the Civil Code of the State of Sonora and its correlative, article 2,554 two thousand five hundred fifty-four of the Civil Code for the Federal District.

C). Exercise acts of ownership with respect to company assets and rights, in accordance with the provisions of paragraph three of article 2,831 two thousand eight hundred thirty-one of the Civil Code for the State of Sonora and its correlative, article 2,554 two thousand five hundred fifty-four of the Civil Code for the Federal District.

D). Also conferred on it is the GENERAL POWER OF ATTORNEY FOR LITIGATION AND COLLECTIONS, ACTS OF MANAGEMENT, in the widest terms of the first two paragraphs of article 2,554 two thousand five hundred fifty-four of the Civil Code for the Federal District and its concordant article 2,831 two thousand eight hundred thirty-one of the Civil Code of the State of Sonora, as well as the correlatives for both provisions in the Civil Codes of other States of the Mexican Republic, for those who practice before individuals, institutions and any kind of Federal, State or Municipal Authority; in order that it can file any sort of lawsuit, even amparo proceedings and withdraw from them, so that it can formulate and answer interrogatories; file criminal accusations or complaints; demand compensation for damages arising from crimes through the corresponding Authorities; grant pardon when appropriate and when it considers advisable; as well as sign any public or private documents that exercise of this office might require to be submitted to arbitrators. Likewise it will enjoy Power of Attorney for Acts of Management, in the terms of the provisions of paragraph two of article 2,554 two thousand five hundred fifty-four of the Civil Code for the Federal District and article 11 eleven of the Federal Labor Law, with the widest powers appropriate in law to appear at the Conciliation hearing referred to in article 876 eight hundred seventy-six of said Federal Labor Law, with powers to endorse conciliatory arrangements, take decisions and sign agreements in terms of the express legal provision; where

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________________________
1 In Mexico amparo is a constitutionally created remedy that can be filed whenever a fundamental human right provided under the Federal Constitution is infringed by a government agency

Stamp: illegible

NOTARY PUBLIC NO. 46	[stamp:] [seal: illegible]
Jesús José Francisco
Romelia Ruiz C. de Gutiérrez	Arturo Lizárraga Murguía
DEPUTY TO NOTARY PUBLIC
HOLDER	NUMBER 35
Hermosillo, Sonora,
HERMOSILLO, SONORA, MEXICO	Mexico

Stamp: illegible VERIFIED

necessary, it may act with the widest powers during the period of claims and exceptions referred to in article 878 eight hundred and seventy-eight of the Federal Labor Law; on the understanding that it may act before both the Conciliation Boards and the Arbitration and Conciliation Boards. It may also give testimony on behalf of the company, in terms of the provisions of article 786 seven hundred eighty-six of the same Federal Labor Law; indicate residence for receiving notification in accordance with article 739 seven hundred thirty-nine of the aforementioned Federal Labor Law; submit all types of evidence and in general act as company Administrator in all types of Labor Suits, before any of the authorities referred to in article 523 five hundred twenty-three of the same Federal Labor Law and in general, carry out acts of termination in accordance with the provisions of articles 46 forty-six and 47 forty-seven of the Federal Labor Law, likewise as General Power of Attorney for Litigation and Collections, with all general and special powers required by special legal clauses in accordance with article 2,554 two thousand five hundred fifty-four of the Civil Code for the Federal District and its correlatives in different States of the Republic of Mexico. This may include, but is not limited to: a). Filing and withdrawing from any type of action, appeal, lawsuits or proceedings, including amparo actions; b). Settlement; c). Formulating and answering interrogatories; d). Submitting to arbitration; e). Challenges; f). Receiving payments and signing any type of negotiable instrument; g). Making criminal complaints or pressing criminal charges, withdrawing from them, granting a pardon when considered advisable and cooperating with the Attorney General’s office; h). Conferring powers of attorney for litigation and collections under its responsibility and revoking them; i). Appointing one or more representatives, determining the powers of each one and revoking said appointments and powers; k). Executing the agreements of [shareholders’] meetings and in general, carrying out any acts or transactions that may be necessary or advisable for the company purpose, except those specifically reserved by law and this deed for [shareholders’] meetings; l). Freely appointing and removing agents, managers and other company employees.

E). Freely appoint and remove representatives, the General Manager, Local Managers, company agents and other employees and determine their responsibilities, working conditions and remuneration.

F). Grant, issue, sign, endorse, vouch for or, in any other way whatsoever, negotiate any type of negotiable instruments.

G). Enter into, formalize, grant, subscribe, sign, fulfill and require fulfillment of any type of contract, agreement or arrangement, of any type or nature whatsoever, related directly or indirectly with the objectives, assets, business, rights or shares of the company.

H). Grant any type of legally allowed surety, whether real or personal, for which it may encumber personal and real property of the company with a mortgage, pledge or any other form to guarantee the obligations of the company or those of third parties, also being able to grant guarantees or bonds for the same ends.

VERIFIED VERIFIED

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I). Convene General and Extraordinary Meetings and execute their resolutions.

J). Appoint internal committees or commissions, indicating their responsibilities and delegating these responsibilities or powers to some of its members, so that they exercise these in the matters and places that the Board of Directors designates.

K). Name one or more representatives determining the powers of each one and revoke said appointments and powers.

L). Have the authority to sign on behalf of the company.

NINETEEN. The powers listed in the previous clause are equally granted to the Sole Administrator or to the Chairman of the Board, where appropriate, with the LIMITATION that exercising acts of control will correspond uniquely to the person or persons appointed by the [shareholders’] meeting.

TWENTY. Supervision of company business will be entrusted to a Commissioner designated by the [shareholders’] meeting with a majority vote. The Meeting may also appoint a Commissioner if at least twenty-five percent of the company capital is represented. The Commissioner will hold office for two years, but will continue to perform their duties as long as the person who should replace them does not take up the post. They may be reelected, should deposit ten shares or MXN 1,000 ONE THOUSAND MEXICAN PESOS, in cash or take out a bond indicated by the Shareholders’ General meeting as surety for their management.

CHAPTER IV
ON SHAREHOLDERS’ GENERAL MEETINGS

TWENTY-ONE. The Shareholders’ General meeting is the Supreme Organ of the company. They will be Ordinary or Extraordinary; in addition to the points on the Agenda, ordinary meetings will take care of the matters mentioned in article one hundred eighty-one of the aforementioned Law; other meetings will be Extraordinary and will be held to deal with any of the issues referred to in article one hundred eighty-two of the General Law on Corporations.

TWENTY-TWO. Ordinary General Meetings will be held at least once a year on the date indicated by the Board of Directors or the Sole Administrator, where appropriate, in the four months following the annual balance sheet. Extraordinary Meetings will be held any time it is necessary to deal with any of the matters that correspond to them. The Meetings may also be held at the request of the shareholders, under the terms of articles one hundred eighty-four and one hundred eighty-five of the General Law on Corporations.

TWENTY-THREE. Both Ordinary and Extraordinary Meetings will be convened by the Board of Directors or the Sole Administrator or, where appropriate, by the Commissioner. The invitation will always include the Agenda and will be signed by the Sole Administrator or where appropriate by the Commissioner or by any person who has replaced him. It will state the place, date and time of the meeting, it will state where and how far in advance the share certificates should be deposited to attend the meeting and it will be published in the newspaper of greatest circulation in the area five days in advance at least of the date indicated for the Meeting. If this is the second convening, publication should take place at least three days in advance. It will not be necessary to issue an invitation in the aforementioned way, when all shares are represented.

illegible Stamp:

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NOTARY PUBLIC NO. 46	[stamp:] [seal: illegible]
Jesús José Francisco
Romelia Ruiz C. de Gutiérrez	Arturo Lizárraga Murguía
DEPUTY TO NOTARY PUBLIC
HOLDER	NUMBER 35
Hermosillo, Sonora,
HERMOSILLO, SONORA, MEXICO	Mexico

illegible Stamp:

TWENTY-FOUR. The chairman of the Board of Directors or Sole Administrator, where appropriate, will chair the meeting and the Secretary will be appointed at the Meeting itself. In the event the chairman of the Board of Directors or Sole Administrator is absent, the Shareholder’s meeting will be chaired by a person appointed at the Meeting. Voting will be based on the value of the shareholding, unless three at the very least of those attending request that it should be nominal. If all the points on the Agenda cannot be dealt with on the date indicated by the Meeting, it may reconvene on any subsequent days as agreed, without the need for a new invitation.

VERIFIED

VERIFIED

TWENTY-FIVE. The Ordinary General Meeting will be deemed quorate, whether on the first or following convening, if shareholders representing at least fifty percent of company capital are in attendance. The Extraordinary General Meeting will be deemed quorate, whether on the first or following convening, if shareholders representing at least three quarters of company capital are represented. In order for decisions of the Ordinary General Meetings to be valid, they must be taken by shareholders representing more than fifty percent of the shares; for Extraordinary General Meetings, decisions will also be taken by the favorable vote of the amount of shares that represent at least fifty-one percent of company capital.

VERIFIED

TWENTY-SEVEN. The minutes of Shareholders’ General Meetings will be recorded in the Book authorized for this purpose and should be signed by the Chairman and Secretary of the Meeting, as well as by the Commissioner, when in attendance. Files relating to each Meeting will be put together, with documents demonstrating that the meeting was convened, where appropriate, in accordance with the law and these Articles of Association and the attendance lists signed by those present and authorized by the people who acted as Chairman and Secretary.

CHAPTER V FINANCIAL YEAR, BALANCE SHEET, PROFIT AND LOSS

TWENTY-EIGHT. The financial year will begin on January 1 and end on December 31 of each year, except for the first year, which will begin on the date of entering this deed into the Public Property and Trade Register of the corresponding Judicial District and will end on December 31 of the same year.

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The balance sheet shall be completed in the three months following the close of each financial year and must be put at the disposal of the commissioner and shareholders, with its supporting documents, within the time stipulated in article one hundred seventy-three of the General Law on Corporations.

TWENTY-NINE. Net annual profit, once the amounts needed for amortization, depreciation and write-offs have been deducted, as well as Income Tax, will be distributed under the following terms:

a). Five percent will be put aside to form legal reserves until this reaches twenty percent of company capital.

b). Other legally authorized reserves will be constituted.

c). The remainder will be distributed as dividends among shareholders, in proportion to the number of shares or, if the Meeting so decides, by seventy-five percent of the eligible votes at the meeting, will be totally or partially set aside for benefit reserves, special reserves or any other reserves that this Meeting decides to set up. Dividends will only be paid once the Balance Sheet that will effectively provide distributable profit is approved. Dividends agreed by the Meeting should be paid within twelve months, from the date of approval, provided that the relevant agreement does not specify another form of payment, on the understanding that dividends remaining uncollected for five years will be considered as waived in favor of the company.

d). If the Meeting so decides, any amounts it determines will be set aside for reinvestment or benefit funds as it indicates.

THIRTY. If there are losses, the shareholders will only be liable to the amount of their respective shares or in proportion to the number of shares they hold.

THIRTY-ONE. Founding members do not have a right to any special share of company profits.

CHAPTER VI
DISSOLUTION AND LIQUIDATION OF THE COMPANY

THIRTY-TWO. Reasons for dissolving the company are those set out by article two hundred twenty-one of the General Law on Corporations.

THIRTY-THREE. Once the company is dissolved, the Shareholders’ Meeting will appoint one or more Liquidators by majority vote who may be shareholders or people from outside the company, setting them a deadline to carry out their duties and the remuneration corresponding to them. When liquidation is the responsibility of various Liquidators, they will meet monthly for the purpose of taking the decisions that correspond to them, by majority vote.

illegible Stamp:

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	PUBLIC NOTARY NUM. 46 Romelia Ruiz C. de Gutiérrez Att. Licensed	[stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]
votes

[stamp: illegible] [stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]

While the liquidator or liquidators have not been entered into the Public Register of Commerce, the President of the Board of Directors or Sole Director shall continue performing their functions but may not initiate new operations after the agreement to dissolve the company or where the existence of legal grounds for this has been substantiated.

THIRTY-FOURTH.- The Liquidator or Liquidators shall carry out the liquidation in accordance with the instructions of the General Meeting, and in its absence in accordance with the following:

a) They shall conclude business in the manner they judge most appropriate.

b) They shall formulate the balance sheet, collect credits and pay debts, disposing of company goods that may be necessary to sell for such purposes.

c) In general, they shall undertake the liquidation in accordance with the provisions of the General Law of Commercial Companies.

THIRTY-FIFTH.- During the liquidation, the General Meeting shall be held under the terms that are envisaged in chapter three of these Statutes. This, or the Liquidators, shall perform the functions that they would fulfill in this respect during the normal life of the company as regards the President of the Board of Directors or Sole Director. The Statutory Auditor appointed by the General Meeting, shall, during the liquidation and with respect to the Liquidator or Liquidators, perform the same function that during the normal life [of the Company] they perform with respect the Sole Director.

[stamp: UNITED MEXICAN STATES, Romelia Ruiz Cazares, PUBLIC NOTARY NUMBER 46, Hermosillo, Sonora, Mexico] [stamp: VERIFIED] [stamp: VERIFIED]

[stamp: VERIFIED]

CHAPTER VII
SUPPLEMENTARY PROVISIONS-JURISDICTION

THIRTY-SIXTH.- All that is not envisaged within these Statutes, shall be governed by the provisions of the General Law of Commercial Companies and for everything concerning its business relationships, the shareholders shall be expressly subject to the jurisdiction of the Courts of the Town of Hermosillo, Sonora. They expressly renounce any other outside jurisdiction in which they are domiciled or resident; the sole possession of one or more shares in the company implies the acceptance of the provisions of these Statutes.

TEMPORARY CLAUSES

FIRST.- It is recorded that those appearing here have subscribed to and fully paid the Company’s business capital, in cash.

SECOND.- By virtue of granting this deed, this meeting has legal effect in fact and in Law. One hundred per cent of the Company’s founding shareholders attended the same, and by unanimous vote agreed that the management of the company shall be by a Sole Director and for such purposes Mr. ROGELIO DOMINGO BALDERRAMA PORCHAS is appointed to this position.

THIRD.- The Sole Director being appointed, through this act it is considered that the total sum that forms the initial minimum business capital has been paid by the Shareholders. In the same way, the amount of $1,000.00 ONE THOUSAND PESOS IN NATIONAL CURRENCY is considered received or the deposit required from the Sole Director.

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[stamp: illegible]

FOURTH.- Mrs. LAURA LETICIA NIEBLA LIZARRAGA is appointed as STATUTORY AUDITOR to the company, who guarantees her management depositing $1,000.00 ONE THOUSAND PESOS IN NATIONAL CURRENCY, that in this act is received by the Sole Director.

[stamp: illegible]

FIFTH.- A SPECIAL POWER OF ATTORNEY is granted to Mr. ROGELIO DOMINGO BALDERRAMA PORCHAS and Mrs. LAURA LETICIA NIEBLA LIZARRAGA FOR LAWSUITS AND COLLECTIONS, ADMINISTRATIVE ACTS AND OWNERSHIP ACTS which is to be exercised jointly according to its terms and with all general and special powers in accordance with the Law requiring a special clause, based on the first three paragraphs of article 2,831 Two thousand eight hundred and thirty-one of the Civil Code of the State of Sonora and its related provision 2,554 Two thousand five hundred and fifty-four of the Federal District Civil Code, likewise articles 2,868 Two thousand eight hundred and sixty-eight and 2,587, Two thousand five hundred and eighty-seven of the previously noted codes, in the concordant and related regulations of the Civil Codes of other federal entities of the Mexican Republic.

[stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]

To respond to depositions in the name of the donor in question, under the widest terms of precept 2868 (two thousand eight hundred and sixty-eight) of the Civil Code of the State of Sonora and related provisions of the Federal District Civil Code, 2587 (two thousand five hundred and eighty-six) and therefore they shall have the powers to withdraw, concede and enter into commitments before arbitrators, to articulate and respond to depositions in the donor’s name, to attend legal proceedings, to challenge judges, to receive payments and [perform] other acts that are expressly determined in Law, to exercise this power before any other arbitrator, conferring through this special clause the power to present lawsuits and criminal complaints, to demand sums for reparation for damages and to withdraw from these as appropriate.

To appear before any Court or Tribunal and to proceed with, continue and conclude proceedings that flow from these, whether civil, commercial, criminal, labor, administrative, agrarian or of any other nature, as the plaintiff, defendant, or in any other legal capacity,.

To request interventions, provisional or definitive liens, the lifting of liens, bailment and foreclosures, awards, request ne exeat regno orders, to offer and to organize auctions, appear at these and improve bids, to proceed with, continue and conclude any legal measures as the plaintiff or defendant, whether in the course of the proceedings or in the execution of the sentence, in order to request joinders, formulate objections and file challenges with or without cause as the Law permits, whatever their nature including the clarification of sentences, their repeal, appeal, claims and the review of liabilities, continuing with proceedings or withdrawing from these, and also lawsuits or provisions as appropriate; to practice in total as many acts or legal measures as may be pursued through judicial or extrajudicial routes and also to proceed with amparo [constitutional protection] lawsuits and proceedings as necessary and to bring, as appropriate, appeals as indicated under Amparo Law, being able to withdraw from such proceedings or appeals filed, to assist the Public Prosecutor in matters in which the donor may be the injured party, in addition being empowered to grant pardons in the name of the party they represent, and also to withdraw complaints or criminal or administrative lawsuits, and to be able to produce and demand all manner of accounts, calculating settlements that may be offered, and granting receipts, cancellations, settlements and any other form of acknowledgement.

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PUBLIC NOTARY NUM. 46

Romelia Ruiz C. de Gutiérrez Att.

Licensed

[stamp: illegible]

 In exercising this mandate, they may appear before any natural person or entity, Court, Administrative, Federal, State, Municipal or INFONAVIT Authorities including the Tax Administration and Federal Consumer’s Office.

 To sell, grant, mortgage or encumber, to lease or pledge moveable or immoveable goods that are the principal’s property.

[stamp: UNITED MEXICAN STATES,Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]
[stamp: UNITED MEXICAN STATES,

----To grant, issue, subscribe to, endorse, guarantee or provide surety for, or in any other form, transact all class of debt securities under the terms of Article Nine of the General Law of Securities and Credit Operations. ---------------------------------------------------------

[stamp: UNITED MEXICAN STATES,

To substitute and also revoke this mandate in total or in part, for the person of persons that the representative deems appropriate.

Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico] [stamp: VERIFIED]

It also confers GENERAL POWER OF ATTORNEY FOR LAWSUITS AND COLLECTIONS AND FOR ADMINISTRATIVE ACTS, under the widest terms of the first two paragraphs of Article 2,554, two thousand five hundred and fifty-four of the Federal District Civil Code, the concordant [article] 2,831 two thousand eight hundred and thirty-one of the Civil Code of the State of Sonora, and also precepts related to both in the Civil Codes of other States of the Mexican Republic, in order that they may exercise these before individuals, institutions and all manner of Federal, State and Municipal Authorities; to proceed with all manner of lawsuits, including amparo proceedings, and that they may withdraw from these; to make and challenge depositions; to present complaints or criminal lawsuits; to demand reparation for damages that arise from crimes due to the conduct of the corresponding Authorities; to grant pardon when it is applicable and where believe it appropriate; also to sign all public or private documents that may be required to be submitted to arbitrators. Likewise, to enjoy General Power of Attorney for Administrative Acts, under the terms of the provisions of the second paragraph of Article 2,554 two thousand five hundred and fifty-four of the Federal District Civil Code and Article 11 eleven of Federal Labor Law, with the widest powers that are applicable in Law in order to appear at the Conciliation Hearings to which Article 876 eight hundred and seventy-six of the cited Federal Labor Law refers, with powers to proceed with conciliation arrangements, to take decisions and to sign agreements under the terms of said legal precept; and where necessary, they may file, with the same wide powers and within the filing period, complaints and objections within the context of Article 878 eight hundred and seventy-eight of the Federal Labor

Romelia Ruiz Cazares, PUBLIC NOTARY NUMBER 46, Hermosillo, Sonora, Mexico] [stamp: VERIFIED] [stamp: VERIFIED]

13

[stamp: illegible] [stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]

Law, on the understanding that they may file these before Conciliation and Arbitration Boards. Equally, they may testify on behalf of the Company, under the terms of the provisions of Article 786 seven hundred and eighty-six of the same Federal Labor Law, they may indicate addresses for hearing notifications in accordance with article 739 seven hundred and thirty-nine of the cited Federal Labor Law, they may offer all manner of evidence and in general act as the company’s administrator in all manner of Labor Proceedings, before any of the authorities to which Article 523 five hundred and twenty- three of the same Federal Labor Law refers and in general undertake cancellation acts in accordance with the provisions of Articles 46 forty-six and 47 forty-seven of the Federal Labor Law and also the General Power of Attorney for Lawsuits and Collections, with all general powers and special powers that require a special clause in accordance with the Law, in accordance with Article 2,554 two thousand five hundred and fifty-four of the Federal District Civil Code and of related provisions of the different States of the Republic of Mexico. This may include but is not limited to: a).- To proceed with and withdraw from all manner of actions, appeals, lawsuits or proceedings, even amparo proceedings; b).- To compromise; c).- To make and challenge depositions; d).- To make commitments in arbitration; e) To appeal; f).-To receive payments and sign all manner of debt securities; g).- To formulate complaints and criminal lawsuits, to withdraw from these, to grant pardon when this is deemed applicable and appropriate and to assist the Public Prosecutor; h).- To delegate this power of attorney in total or in part and to revoke the same.

To accredit that they are capable of constituting the company, those appearing here have shown me the permit issued by the Foreign Affairs Secretariat number 2602¸912, two, six, zero, two, comma, nine, one, two, record number 20062002704 two, zero, zero, six, two, zero, zero, two, seven, zero, four, folio number 6YOB1V22 six, Y, zero, B, one, V, two, two, which I have seen and which I add to the First Affidavit of this Deed, marked with the letter “B”.

ARTICLE 2,831 TWO THOUSAND EIGHT HUNDRED AND THIRTY-ONE OF THE CIVIL CODE FOR THE STATE OF SONORA.

”In all general powers of attorney for lawsuits and collections, it is sufficient that they state that they are granted with all general and special powers that require a special clause in accordance with the Law, in order that this is understood as being conferred without any limitation whatsoever.--- In general powers of attorney for administering goods it is sufficient to state that these are of this nature, in order that the representative has all manner of administrative powers. --- In general powers of attorney for exercising ownership acts, it is sufficient in order that the representative has all manner of ownership powers, both relating to goods and in relation to carrying out all forms of management in order to defend these. - In the above three cases, when it is wished to limit representatives’ powers, the limitations shall be recorded or they shall be special powers of attorney. Notaries shall insert this article within the affidavits for powers of attorney that may be granted”.

[stamp: illegible] [ stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]

14

	PUBLIC NOTARY NUM. 46 Romelia Ruiz C. de Gutiérrez Att. Licensed	[stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]

RELATING TO THE PAYMENT OF INCOME TAX.

Under oath and having been warned of the penalties for those who make false declarations, those appearing here declare that they are up to date [with their contributions] without having accredited this.

NOTARIZATION:

I, the authorized Notary ATTEST and certify:

I.-The veracity of this act.
[stamp: illegible]		[stamp: illegible]

[stamp: illegible]

II.- That I have required that under the terms of the Law they prove that they are entered into the Federal Register of Taxpayers, and that they present me with the official documentation and likewise I attest to having seen and added a copy of this to the appendix of this deed, marked with a letter “C”.

[stamp: VERIFIED]

V.- That I have assured myself of the identity of the donors and that they have the legal capacity to enter into a contract and to commit themselves to this:-
[stamp: VERIFIED]
[stamp: VERIFIED]
WITH RESPECT TO THEIR LEGAL STATUS, those appearing here declare that they are:

Mrs. LAURA LETICIA NIEBLA LIZARRAGA, who is Mexican, married under the separation of goods arrangement, of legal age, a businesswoman, with her address at Calle Gutiérrez Nájera, number twelve, Colonia Valle Bonito, in this town, and that she was born in Guaymas, Sonora, on October ninth, one thousand nine hundred and fifty- seven and who is identified by her voting card issued by the Federal Electoral Institute, and which I attest to having seen and a copy of which I have added to the appendix to this deed marked with a letter “D”.

Mr. ROGELIO DOMINGO BALDERRAMA PORCHAS, who is Mexican, of legal age, married under the separation of goods arrangement, a businessman, with this address at Paseo Manantial twenty-five, Colonia Valle Verde, in this town, born in Hermosillo, Sonora, on January thirteenth one thousand nine hundred and fifty-one, who is identified by his voting card issued by the Federal Electoral Institute, and which I attest to having seen and a copy of which I have added to the appendix to this deed marked with a letter “D”.

That this deed was READ by the donors, who were warned of its value and legal force and the obligation to enter it into the Public Property and Commercial Register of this Judicial District, that they agreed with its contents, that they ratified and signed it before me, and that IT IS AUTHORIZED and therefore: I ATTEST – MRS. – LAURA LETICIA NIEBLA LIZARRAGA – MR. ROGELIO DOMINGO BALDERRAMA PORCHAS.- MRS. ROMELIA RUIZ CAZARES ATT. -Signed.- Notarial Seal.

15

[stamp: UNITED
MEXICAN STATES,	DIRECTORATE GENERAL FOR LEGAL AFFAIRS
FOREIGN AFFAIRS		[stamp: UNITED
SECRETARIAT]	PERMIT DIRECTORATE CONSTITUTIONAL ARTICLE 27	MEXICAN STATES,
Jesús José Francisco
	COMPANIES SUB DIRECTORATE	Arturo Lizárraga
Murgula Att., DEPUTY
PUBLIC NOTARY
NUMBER 35,
	Permit 2602.912	Hermosillo, Sonora,
Mexico]
Record 200626002704

Folio 6Y0B1V22

	In respect of the request presented by ROGELIO DOMINGO BALDERRAMA PORCHAS, Accountant, the Secretariat grants this permit in order to Constitute an SA de CV under the name:	[stamp: illegible]

MOLIMENTALES DEL NOROESTE SA DE CV

[stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]

This permit is conditional upon the insertion into the company’s constituted statutes of the exclusion clause for foreigners or the convention envisaged within section I of Constitutional Article 27, in accordance with the provisions of articles 15 of the Law of Foreign Investment and [article] 14 of the Law of Foreign investment and National Register of Foreign Investment Regulations.

[stamp: VERIFIED]

The Interested Party must advise the Foreign Affairs Secretariat of the use of this permit within six months following the issue of the same, in accordance with the provisions established in article 18 of the Law of Foreign investment and National Register of Foreign Investment Regulations.

[stamp: VERIFIED]

This permit shall be without effect if within ninety working days following the date of the awarding the same, the interested parties are not granted before a Public Notary the corresponding instrument regarding the statutes in question, in accordance with the provisions of article 17 of the Law of Foreign Investment and National Register of Foreign Investment Regulations, and also that it is granted without prejudice to the provisions of article 91 of the Industrial Property Law.

The above is communicated based on articles: 27, section I of the Political Constitution of the United Mexican States; [article] 28, section V of the Organic Law on Federal Public Administration; [article] 15 of the Law of Foreign Investment, and [articles] 13, 14 and 18 of the Law of Foreign Investment and National Register of Foreign Investment Regulations.

[stamp: UNITED MEXICAN STATES, FOREIGN AFFAIRS SECRETARIAT, REGIONAL DELEGATION IN HERMOSILLO, SONORA]
HERMOSILLO, SON., on August 11, 2006

REGIONAL REPRESENTATIVE

[signature]

CARLOS AMAYA RIVERA ATT.

	PUBLIC NOTARY NUM. 46	[stamp: UNITED
MEXICAN STATES,
	Romelia Ruiz C. de Gutiérrez Att.	Jesús José Francisco
Arturo Lizárraga
	Licensed	Murgula Att., DEPUTY
PUBLIC NOTARY
NUMBER 35,
Hermosillo, Sonora, Mexico]

	THIS FIRST AFFIDAVIT TAKEN FROM THE ORIGINAL ON THESE TWENTY PAGES OF NOTARIAL PAPER OF WHICH ONE CORRESPONDS TO THAT APPEARING IN THE RECORD, EIGHTEEN TO ANNEXES THAT ARE FOUND ADDED TO THE APPENDIX, AND THIS LAST PAGE THAT CONTAINS THE MOTIVE FOR ISSUING THE SAME, ALL DULY VERIFIED AND SEALED FOR THE USE OF “MOLIMETALES DEL NOROESTE” S.A. DE C.V., HERMOSILLO, SONORA, MEXICO, ON THE TWENTY-FIRST DAY OF THE MONTH OF AUGUST OF TWO THOUSAND AND SIX. I ATTEST.	[stamp: UNITED MEXICAN STATES, Romelia Ruiz Cazares, PUBLIC NOTARY NUMBER 46, Hermosillo, Sonora, Mexico]

[illegible signature]

[stamp: illegible]	ROMELIA RUIZ CAZARES ATT.

PUBLIC NOTARY NO. 46.
[stamp: UNITED
MEXICAN STATES,
Jesús José Francisco
Arturo Lizárraga	[stamp: UNITED
Murgula Att., DEPUTY	MEXICAN STATES,
PUBLIC NOTARY	Romelia Ruiz Cazares,
NUMBER 35,	PUBLIC NOTARY
Hermosillo, Sonora,	NUMBER 46,
Mexico]	Hermosillo, Sonora,
Mexico]
[stamp: VERIFIED]		[stamp: VERIFIED]

[stamp: UNITED MEXICAN STATES] FEDERAL ELECTORAL INSTITUTE [VOTING CARD for BALDERRAMA, PORCHAS, AGE 40, SEX M, rest of text illegible]	[Reverse side of voting card showing what is assumed to be the signature and digital fingerprint for Balderrama]	[stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]

[stamp: UNITED MEXICAN STATES] FEDERAL ELECTORAL INSTITUTE [VOTING CARD for NIEBLA, LIZARRAGA, AGE 34, SEX M, rest of text illegible]	[Reverse side of voting card showing what is assumed to be the signature and digital fingerprint for Lizarraga]

[illegible stamp] VERIFIED]

[stamp: UNITED MEXICAN
STATES, Jesús José Francisco
Arturo Lizárraga Murgula
Att., DEPUTY PUBLIC NOTARY
NUMBER 35, Hermosillo,
Sonora, Mexico]

[stamp: VERIFIED]

[stamp: UNITED MEXICAN STATES,
Jesús José Francisco Arturo
[Illegible stamp]	Lizárraga Murgula Att., DEPUTY
VERIFIED]	PUBLIC NOTARY NUMBER 35,
Hermosillo, Sonora, Mexico]

	R.F.C. [Federal Register of Taxpayers] REGISTRATION			[illegible]
SHCP SAT
[LLEGIBLE]

TAX IDENTIFICATION CERTIFICATE	THE TAX ADMINISTRATION SERVICE GRANTS REGISTRATION WITHIN THE FEDERAL REGISTER OF
TAXPAYERS THAT HAS BEEN REQUESTED WTIH THE INFORMATION SUPPLIED WHICH [ILLEGIBLE] IN
[ILLEGIBLE SEAL]	ACCORDANCE WITH THE FOLLOWING:
UNIQUE POPULATION REGISTRY
KEY
NAME, DENOMINATION OR BUSINESS NAME
NILL571009MSRBZR05

NIEBLA LIZARRAGA LAURA LETICIA
FOLIO
E 4608985
ADDRESS MANUEL GUTIERREZ NAJERA 12, VALLE HERMOSO, MONTEVERDE E IGNACIO ROMERO
SON-05/21/2002-E	HERMOSILLO SONORA C.P. 83209
yXc7Hy6oBv8

	R.F.C. KEY	NILL571009IW1

	UNIQUE POPULATION REGISTRY KEY		NILL571009MSRBZR05

	LOCAL TAX OFFICE		HERMOSILLO

[illegible stamp]
	ACTIVITY		OTHER NON-CLASSIFIED SERVICES

[stamp: UNITED MEXICAN STATES,
Jesús José Francisco Arturo	REGISTER SITUATION		ACTIVE
Lizárraga Murgula Att., DEPUTY
PUBLIC NOTARY NUMBER 35,
Hermosillo, Sonora, Mexico]

[stamp: VERIFIED]

[stamp: VERIFIED]

[logo]	PUBLIC REGISTER OF PROPERTY AND COMMERCE, HERMOSILLO, SONORA REGISTRATION CERTIFICATE	[stamp: UNITED MEXICAN STATES, Jesús José Francisco Arturo Lizárraga Murgula Att., DEPUTY PUBLIC NOTARY NUMBER 35, Hermosillo, Sonora, Mexico]

[illegible number]

THE ACT DESCRIBED IN THIS DOCUMENT IS ENTERED INTO THE
ELECTRONIC COMMERCILA FOLIO No. 35282 * 7

Internal Control Anticipated Date

12 * SEPTEMBER / 19 / 2006

DENOMINATION

MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

Notary: ROMELIA RUIZ CAZARES ATT. Doc/Deed No.: 9720

Actioned:

Folio ID Act Description Registration Date Register

35282 7 M4 Company Statutes 10-03-2006 1

Entry Authenticity Characters 9a4e488a9L11b598f76e18a21bf1555c6cf31f9c

Registration Fees

Date September 19 2006
Amount $156.30 Receipt No.
2620103

REGISTRAR FOR
THE HERMOSILLO
OFFICE, SONORA

RESPONSIBLE SIGER ASSESSOR

stamp: UNITED MEXICAN STATES,
[signature]	GOVERNMENT OF THE STATE OF	[signature]
SONORA, TAX SECRETARIAT, LAND
[stamp: UNITED MEXICAN STATES,	INSTITUTE AND REGISTRY, PUBLIC
Jesús José Francisco Arturo	REGISTER OF COMMERCE,
Lizárraga Murgula Att., DEPUTY	HERMOSILLO, SONORA]
PUBLIC NOTARY NUMBER 35,
Hermosillo, Sonora, Mexico]

LILIANA PAREDES LUGO ATT.	ROSA AMALIA AHUMADA
MALDONADO

[stamp: VERIFIED]

In the town of Hermosillo, Sonora, Mexico, on the [hw:20th] day of the month of [hw: February] in two thousand _______________ I, the Attorney Jesus José Francisco Arturo Lizárraga Murgula Deputy Public Notary number thirty-five, practicing and resident in this Notarial Demarcation and based on Article 26 of the Notarial Law of the State of Sonora that is currently in force, I record and CERTIFY that this document recorded over [hw: 14] pages of notarial paper is a faithful and exact copy of [hw: the original].

Also that I have had sight of it, read verified and returned it to the interested party: I Attest

[signature]

Jesus José Francisco Arturo Lizárraga Murgula Attorney

[stamp: UNITED MEXICAN STATES,
Jesús José Francisco Arturo
Lizárraga Murgula Att., DEPUTY
PUBLIC NOTARY NUMBER 35,
Hermosillo, Sonora, Mexico]

NOTARY PUBLIC OFFICE 35	[stamp:] [shield:] MEXICAN
UNITED STATES, Atty. Jesús
José Francisco Arturo Lizárraga
Murguía, ALTERNATE OF THE
NOTARY PUBLIC OFFICE
NUMBER 35, Hermosillo,
Sonora, Mexico

Atty. María Luisa Lizárraga García	Atty. J. J. Francisco Arturo Lizárraga Murguía
Owner	Alternate
[stamp:] [shield:] MEXICAN	Notarial Instrument No. 4,729.-
UNITED STATES, Atty. Jesús
José Francisco Arturo Lizárraga	Volume 117.-
Murguía, ALTERNATE OF THE
NOTARY PUBLIC OFFICE
NUMBER 35, Hermosillo,	[stamp:] VERIFIED
Sonora, Mexico

ATTESTATION:	ONE, FIRST COPY, WHICH CONTAINS THE NOTARIZATION OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE COMPANY CALLED “MOLIMETNALES [sic: MOLIMENTALES] DEL NOROESTE,” S.A. DE C.V., DATED SEPTEMBER 10, 2007.-

Date Granted DECEMBER 12, 2007.-

Attestation Date DECEMBER 12, 2007.-

[stamp:] 35

Av. Obregón No. 136-1, Col. Centro C.P. 83000

Hermosillo, Sonora, Mexico.

Telephones 212-09-79 and 213-06-54. Fax 212-71-44

E-mail: notaria35@hotmail.com

[hw:] page 1	[stamp:] RECEIVED, DEC. 18, 2007, CADASTRAL Y REGISTRY INSTITUTE PUBLIC REGISTRY OF PROPERTY, REGISTRY OFFICE, HERMOSILLO, SONORA	[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico	[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico

ATTORNEY JESÚS JOSE FRANCISCO ARTURO LIZÁRRAGA MURGU¥A

ALTERNATE NOTARY PUBLIC NUMBER THIRTY FIVE

HERMOSILLO, SONORA, MEXICO

VOLUME 117 (ONE HUNDRED SEVENTEEN).-

NUMBER 4,729 (FOUR THOUSAND SEVEN HUNDRED TWENTY NINE).-

In the City of Hermosillo, Sonora, Mexico, on December 12, 2007, in my presence, I, Attorney JESÚS JOSE FRANCISCO ARTURO LIZÁRRAGA MURGU¥A, Alternate Notary Public Number Thirty Five, residing in this city and practicing in this Notarial Jurisdiction, acting in the notary capacity of the Owner, Attorney MARIA LUISA LIZARRAGA GARCIA, hereby state for the record that:

THERE HERBY APPEARED : Mr. C.P. [Public Account] MIGUEL ANGEL BONILLA MEZA, in my opinion with civil standing to which I ATTEST; and,

HE STATED : That in his role of Special Delegate to the Extraordinary General Meeting of the company called “MOLIMENTALES DEL NOROESTE” SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE [Variable Stock Corporation], he appears to request the NOTARIZATION of the Minutes drawn up as a product of the EXTRAORDINARY GENERAL MEETING [of] said Company, held on September 10, 2007.

With no objection thereof, the undersigned Notary Public -having examined the aforementioned Minutes, which he attaches in photocopy to the Appendix of this notarial instrument under letter “A,” and the original appended to the Attestation which may be issued and which is composed of seven sheets of notarial paper- hereby NOTARIZES it, stating for the record that it states verbatim:

“MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING OF THE COMPANY “MOLIMENTALES DEL NOROESTE, S.A. DE C.V.”

In the City of Hermosillo, Sonora, in the corporate domicile of the company “MOLIMENTALES DEL NOROESTE,” SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, at 10:00 o'clock (ten a.m.) on September 10, 2007, there so met the shareholders of this company, Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, in representation of the company TIMMINS GOLDCORP MEXICO, S.A. DE C.V., and Mr. MARCOS VAZQUEZ TENA, in representation of Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, for the purpose of holding the EXTRAORDINARY SHAREHOLDERS' MEETING, for which it was not necessary to issue a summons given that it was represented in this act by 100% (one hundred per cent) of the equity shares of the company.

The Meeting is presided by Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, in his role of Sole Administrator of the company TIMMINS GOLDCORP MEXICO, S.A. DE C.V., and Mr. MARCOS VAZQUEZ TENA, in representation of Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, who appointed, as Secretary-Teller, Mr. MIGUEL ANGEL BONILLA MEZA, who then proceeded to calculate the shares that the partners submit and which are turned over to the former prior to the start of the Meeting, which upon performing the count of the shares, informs the Chairman that the entirety of the corporate capital is represented, returning the shares to the partners in attendance, and that are listed as follows:

SHAREHOLDERS	SERIES A SHARES	CAPITAL
Timmins Goldcorp Mexico S.A. de C.V.	499	$49,999.00
Francisco Arturo Bonillas Zepeda	1	$ 100.00
Total	500	$50,000.00

AGENDA

1.	Attendance List.
2.	Correction, modification, and ratification of the information and agreements entered in the Minutes of the Extraordinary Shareholders' Meeting dated April 21, 1007.
3.	Revocation of previous appointments and powers of attorney.

1

4.	Granting of Appointments of Sole Administrator and Commissioner and powers of attorney.
5.	General Matters.

In the reading of point one of the AGENDA, the Chairman, Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, declared legally called to order the meeting, given that the entirety of the partners were present.

In the reading of point two of the AGENDA, The Chairman, Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, set forth to the meeting that, given that the in the Extraordinary General Meeting of April 21, 2007 the company called TIMMINS GOLD CORP was mistakenly entered in the minutes as the majority shareholder, when he correct name should be TIMMINS GOLDCORP MEXICO, S.A. DE C.V., for the purpose that due note be taken in the shareholders' ledger of this company and the respective notation shall be made in the Public Registry of Property and Business of this city, and furthermore asking this meeting for its approval and ratification of all the acts carried out since the meeting of April 21, 2007 to date, for the recognition of all legal purposes and effects that may apply, of the reason for the cited error.

Once set forth all of the above, the meeting unanimously decided to approve all the terms of this point of the agenda, and to correct, modify, and confirm , as applicable, the legal agreements and effects that may have been generated since April 21, 2007 on behalf of MOLIMENTALES DEL NOROESTE, SOCIEDAD ANONIMA DE CAPITAL VARIABLE, until today.

[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico

In the reading of point three of the AGENDA, The Chairman, FRANCISCO ARTURO BONILLAS ZEPEDA, proposed before the Meeting the revocation of the appointments and powers of attorney for the officers of the company, granted in the meeting of February 15, 2007, and notarized in the Public Notarial Instrument number 9,967 (nine thousand nine hundred sixty seven), Volume 191 (one hundred ninety one), dated February 15, 2006, and in the public notarial instrument number 9,720 (nine thousand seven hundred twenty), dated August 21, 2006, both granted in the presence of Attorney Romelia Ruiz Cazares, Notary Public number forty six, of this city. The Meeting unanimously approved the following:

[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico

1).- Revocation of the appointment of Sole Administrator of the Company, Engineer Alejandro Agustín Astiazarán Aguilar.

2).- Revocation of the appointment of the Commissioner of the Company, Mr. Luis Humberto Ontíveros Chávez.

3).- Revocation of Power of Attorney for Lawsuits and Collections, Acts of Administration and Ownership, Attorney Carlos Benito Astiazarán Aguilar and Engineer Alejandro Agustín Astiazarán Aguilar.

4).- Revocation of Power of Attorney for Lawsuits and Collections, Acts of Administration, Public Accountant Rogelio Domingo Balderrama Porchas.

5).- Revocation of Power of Attorney for Lawsuits and Collections, Acts of Administration and Ownership, Ms. Laura Leticia Niebla Lizarraga.

This revocation takes legal effect as of this very instant, such that it is understood that no act, business deal, execution of any kind of power of attorney, in all expressions, shall be recognized by this company.

In the reading of point four of the AGENDA, The Chairman, FRANCISCO ARTURO BONILLAS ZEPEDA, proposed before the Meeting the new appointments for Administrators and Officers of the Company, with unanimous vote of the Meeting for approval of the following:

1).- As Sole Administrator of the Company. Engineer Francisco Arturo Bonillas Zepeda was appointed; with all powers stated in Secondary Clause Five of the Articles of Incorporation, whose text is reproduced in full in this point of the agenda.

2).- As Commissioner of the Company, the Public Accountant Miguel Ángel Bonilla Meza was appointed.

3).- Furthermore, the Meeting agreed to grant the Public Accountant Miguel Ángel Bonilla Meza a General Power of Attorney for Lawsuits and Collections and Acts of Administration, on whom shall be conferred the following powers.

A).- GENERAL POWER OF ATTORNEY FOR SUITS AND COLLECTIONS, with all general powers and even special powers that pursuant to the Law require an express clause, where inclusively the Holder of the Power of Attorney  is assigned the following powers; the power to, file all kinds of claims and to withdraw from them; the power to lodge all kinds of appeals and to withdraw from them: the power to file claims for injunctive relief and to withdraw from them; to grant pardon when deemed useful and to cooperate with the Public Prosecutor; the power to state and respond to interrogatories or depositions; the power to file accusations and complaints under Criminal Law and to withdraw from criminal proceedings where the Law allows; the power to request dates for auction sale, attend all kinds of vendues, make bids, raise bids, and request the adjudication of assets; in order to settle and agree through arbitration; to challenge; to receive payments; the power to exercise this mandate before individuals and before all kinds of authorities, whether Federal, Local or Municipal, Military, Administrative, Judicial, or Reconciliation and Arbitration Boards; and, in general, grant and sign all public and private documents that may be necessary for the best exercise of this legal power, the more and better it may be useful or necessary to the interests of the grantors.

2

[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico		[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35 Hermosillo, Sonora, Mexico
[stamp:] [shield:] MEXICAN	B).- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION, on the terms of paragraph two of the aforementioned Articles at the beginning of this instrument.
UNITED STATES,
Atty. Jesús José
Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico [stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico	C).- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION, on the terms of Article 11 (eleven) of the Federal Labor Law, acting the Holder of the Power of Attorney at all times as employer and the powers may be exercised before the Authorities of Labor and Social Services referred to in Article 523 (five hundred twenty three) of the aforementioned Federal Labor Law, with the broadest faculties admissible by law to file settlement agreements, for making agreements and signing contracts pursuant to the terms of the aforementioned legal precept. If necessary, he may intervene with the broadest powers in the period of the claim and exceptions referred to in Article 878 (eight hundred seventy eight) of the same Federal Labor Law, on the understanding that he may intervene before the Federal and Local Reconciliation and Arbitration Boards. He may also hear the testimony by the principal, that is, state and respond to interrogatories or depositions, pursuant to the terms of the provisions of Article 787 (seven hundred eighty seven) of the Federal Labor Law; state domiciles for receiving notifications in accordance with Article 866 (eight hundred sixty six) of the aforementioned Federal Labor Law; and, in general, act as Administrator in all employment proceedings which may be heard before any of the authorities pursuant to Article 523 (five hundred twenty three) of the cited Federal Labor Law.

	D).- Furthermore, the legal representative is empowered to appear before the instances of the three branches of the government, in order to conduct any proceeding, obtain information, request the hiring and firing of personnel, obtain records, and sign any kind of document related to the company, including but not limited to the Mexican Social Security Institute, the Tax Administration Service, the Secretary of the Treasury and Public Credit.	[stamp:] VERIFIED

E).- Furthermore, Powers are granted to sign all classes of debt securities, endorse, open and close accounts, under the terms of Article Nine, of the General Law of Securities and Debt Transactions.

	F).- The legal representative shall possess powers to replace these powers in full or in part in the case of third parties, reserving for himself in any case their use. 4).- Attorney Roberto Herrera Piñon is granted a Power of Attorney for Lawsuits and Collections, Acts of Administration, upon whom is conferred the following powers:	[stamp:] VERIFIED

A).- GENERAL POWER OF ATTORNEY FOR LAWSUITS AND COLLECTIONS, with all general powers and even special powers which in accordance with the Law, require an express clause, where inclusively the Holder of the Power of Attorney is assigned the following powers: the power to file all kinds of claims and to withdraw from them; the power to lodge all kinds of appeals and to withdraw from them; the power to file claims for injunctive relief and to withdraw from them; to grant pardon when deemed useful and to cooperate with the Public Prosecutor; the power to state and respond to interrogatories or depositions; the power to file accusations and complaints under Criminal Law and to withdraw from criminal proceedings where the Law allows; the power to request dates for auction sale, attend all kinds of vendues, make bids, raise bids, and request the adjudication of assets; in order to settle and agree through arbitration; to challenge; to receive payments; the power to exercise this mandate before individuals and before all kinds of authorities, whether Federal, Local or Municipal, Military, Administrative, Judicial, or Reconciliation and Arbitration Boards; and, in general, grant and sign all public and private documents that may be necessary for the best exercise of this legal power, the more and better it may be useful or necessary to the interests of the grantors.

B).- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION, on the terms of paragraph two of the aforementioned Articles at the beginning of this instrument.

3

C).- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION, on the terms of Article 11 (eleven) of the Federal Labor Law, acting the Holder of the Power of Attorney at all times as employer and the powers may be exercised before the Authorities of Labor and Social Services referred to in Article 523 (five hundred twenty three) of the aforementioned Federal Labor Law, with the broadest faculties admissible by law to file settlement agreements, make agreements and sign contracts pursuant to the terms of the aforementioned legal precept. If necessary, he may intervene with the broadest powers in the period of the claim and exceptions referred to in Article 878 (eight hundred seventy eight) of the same Federal Labor Law, on the understanding that he may intervene before the Federal and Local Reconciliation and Arbitration Boards. He may also hear the testimony by the principal, that is, state and respond to interrogatories or depositions, pursuant to the terms of the provisions of Article 787 (seven hundred eighty seven) of the Federal Labor Law; state domiciles for receiving notifications in accordance with Article 866 (eight hundred sixty six) of the aforementioned Federal Labor Law; and, in general, act as Administrator in all employment proceedings which may be heard before any of the authorities pursuant to Article 523 (five hundred twenty three) of the cited Federal Labor Law.

D).- Furthermore, the legal representative is empowered to appear before the instances of the three branches of the government, in order to conduct any proceeding, obtain information, request the hiring and firing of personnel, obtain records, and sign any kind of document related to the company, including but not limited to the Mexican Social Security Institute, the Tax Administration Service, the Secretary of the Treasury and Public Credit.

[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía,
ALTERNATE OF
THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo,
Sonora, Mexico
[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico

5).- Engineer José Alfredo Barraza Lozano is granted a Power of Attorney for Lawsuits and Collections, Acts of Administration, upon whom is conferred the following powers:

A).- GENERAL POWER OF ATTORNEY FOR LAWSUITS AND COLLECTIONS, with all general powers and even special powers which in accordance with the Law, require an express clause, where inclusively the Holder of the Power of Attorney is assigned the following powers: the power to file all kinds of claims and to withdraw from them; the power to lodge all kinds of appeals and to withdraw from them: the power to file claims for injunctive relief and to withdraw from them; to grant pardon when deemed useful and to cooperate with the Public Prosecutor; the power to state and respond to interrogatories or depositions; the power to file accusations and complaints under Criminal Law and to withdraw from criminal proceedings where the Law allows; the power to request dates for auction sale, attend all kinds of vendues, make bids, raise bids, and request the adjudication of assets; in order to settle and agree through arbitration; to challenge; to receive payments; the power to exercise this mandate before individuals and before all kinds of authorities, whether Federal, Local or Municipal, Military, Administrative, Judicial, or Reconciliation and Arbitration Boards; and, in general, grant and sign all public and private documents that may be necessary for the best exercise of this legal power, the more and better it may be useful or necessary to the interests of the grantors.

B).- B).- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION, on the terms of paragraph two of the aforementioned Articles at the beginning of this instrument.

C).- GENERAL POWER OF ATTORNEY FOR ACTS OF ADMINISTRATION, on the terms of Article 11 (eleven) of the Federal Labor Law, acting the Holder of the Power of Attorney at all times as employer and the powers may be exercised before the Authorities of Labor and Social Services referred to in Article 523 (five hundred twenty three) of the aforementioned Federal Labor Law, with the broadest faculties admissible by law to file settlement agreements, make agreements and sign contracts pursuant to the terms of the aforementioned legal precept. If necessary, he may intervene with the broadest powers in the period of the claim and exceptions referred to in Article 878 (eight hundred seventy eight) of the same Federal Labor Law, on the understanding that he may intervene before the Federal and Local Reconciliation and Arbitration Boards. He may also hear the testimony by the principal, that is, state and respond to interrogatories or depositions, pursuant to the terms of the provisions of Article 787 (seven hundred eighty seven) of the Federal Labor Law; state domiciles for receiving notifications in accordance with Article 866 (eight hundred sixty six) of the aforementioned Federal Labor Law; and, in general, act as Administrator in all employment proceedings which may be heard before any of the authorities pursuant to Article 523 (five hundred twenty three) of the cited Federal Labor Law.

D).- Furthermore, the legal representative is empowered to appear before the instances of the three branches of the government, in order to conduct any proceeding, obtain information, request the hiring and firing of personnel, obtain records, and sign any kind of document related to the company, including but not limited to the Mexican Social Security Institute, the Tax Administration Service, the Secretary of the Treasury and Public Credit.

4

[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico		[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico
In the hearing of point five (last) of the Agenda, the C.P. MIGUEL ANGEL BONILLA MEZA is commissioned to appear before the notary public and notarize the minutes that are drafted as a product of this meeting, and if applicable, to handle the proceedings that may be required in order to obtain the registration issued in the respective Public Registry of Property and Business. Without further ado, this meeting was declared concluded, these minutes were drawn up, which in turn were read by the attendees, who confirmed and signed them at 1:00 p.m. on this date.

Eng. FRANCISCO ARTURO BONILLAS ZEPEDA.- In representation of TIMMNS [sic: TIMMINS] GOLDCORP MEXICO,” S.A. DE C.V., Atty. MARCOS VAZQUEZ TENA, In representation of FRANCISCO ARTURO BONILLAS ZEPEDA.- C.P. MIGUEL ANGEL BONILLA MEZA.- Signed.- Three illegible signatures.”

[stamp:] [shield:]
MEXICAN
UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico [stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE
NUMBER 35,
Hermosillo, Sonora, Mexico	LEGAL STANDING AND LEGAL EXISTENCE
[stamp:] VERIFIED
	The appearing party, the Public Accountant MIGUEL ANGEL BONILLA MEZA, states under oath that the legal standing that he possesses has not been revoked and in no way has been modified and he proves it with the notarization instrument, as well as the legal existence of the party that he represents, with a certified copy of the Public Notarial Instrument Number 9,720 (nine thousand seven hundred twenty), Volume 190 (one hundred ninety), dated August 21, 2006, granted in the presence of Attorney Romelia Ruiz Cazares, Notary Public number forty six, in this city; which contains the Articles of Incorporation of the company called “MOLIMENTALES DEL NOROESTE,” SOCIEDAD ANONIMA DE CAPITAL VARIABLE; a document which I swear to have seen and in certified copy, I attach the Appendix of this notarial instrument under letter “B” and in another copy to the attestation that may be issued.	[stamp:] VERIFIED

Likewise, with the Public Notarial Instrument Number 10,042 (ten thousand forty two), Volume 191 (one hundred ninety one), dated April 20, 2007, granted in the presence of Attorney Romelia Ruiz Cazares, Notary Public number forty six, in this city; which contains the Notarization of the Minutes of the Extraordinary Shareholders' Meeting of the corporation called “MOLIMENTALES DEL NOROESTE,” SOCIEDAD ANONIMA DE CAPITAL VARIABLE; where Mr. FRANCISCO ARTURO BONILLAS ZEPEDA and the company called TIMMNS GOLDCORP MEXICO, S.A. DE C.V., acquired 100% (one hundred percent) of the fixed capital of the corporation called “MOLIMENTALES DEL NOROESTE,” SOCIEDAD ANONIMA DE CAPITAL VARIABLE; a document which I swear to have seen and in certified copy, I attach, to the Appendix, this notarial instrument under letters “C” and “D,” respectively, and in another copy to the attestation that may be issued.

I, THE NOTARY PUBLIC, HEREBY CERTIFY AND ATTEST:

A).- That the above statements and insertions correspond to the originals which I refer to and have seen.

b). That for the purposes and effects of the provisions in Article 27 (twenty seven) of the Tax Code of the Federation regarding the accreditation, before the undersigned Notary Public, of the registration in the Federal Taxpayers' Registry of each of the partners.

C). That the grantor was warned of the penalties that shall be incurred by those who make false statements under the terms of Article 205 (two hundred five), Section I (One) of the Penal Code of the State of Sonora.

D). That the grantor stated that he is Mexican, adult, native of Hermosillo, Sonora, where he was born on January 22, 1971, married under the marital property system, is a Public Accountant, and resides at Villa Campanar número siete, Fraccionamiento Villas del Palmar, in this city. Furthermore, he stated that the representative of TIMMINS GOLDCORP MEXICO, S.A. DE C.V., Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, is Mexican, adult, native of Cananea, Sonora, where he was born on March 21, 1957, is married, is an Industrial Engineer, and resides at Paseo de los Álamos número 169 (one hundred sixty nine), Colonia Nueva Galicia, in this city.

5

E).- That I explained to the grantor the value and the legal consequences of the content of the notarial instrument.

F).- That I explained to the grantor the need for their registration in the respective registry.

G).- That the grantor declared their agreement with the terms of the notarial instrument, confirming it and signing it before the undersigned Notary Public, on the same day it was granted, thus becoming AUTHORIZED as no tax was generated. I attest.

C.P. MIGUEL ANGEL BONILLA MEZA.- ATTY. JESÚS JOSE FRANCISCO ARTURO LIZARRAGA MURGUIA.- SIGNED.- NOTARIAL SEAL.-

[stamp:] [shield:] MEXICAN UNITED STATES
Atty. Jesús José Francisco Arturo Lizárraga Murguía
ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35
Hermosillo, Sonora, Mexico

[stamp:] [shield:] MEXICAN UNITED STATES
Atty. Jesús José Francisco Arturo Lizárraga Murguía
ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35
Hermosillo, Sonora, Mexico

6

[shield] [illegible]	PUBLIC REGISTRY OF PROPERTY AND BUSINESS OF HERMOSILLO, SONORA REGISTRATION TICKET	[stamp:] [shield:] MEXICAN UNITED STATES, Atty. Jesús José Francisco Arturo Lizárraga Murguía, ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico

THE ACT DESCRIBED IN THIS DOCUMENT WAS REGISTERED ON:

ELECTRONIC BUSINESS PAGE No. 35282 * 7

Internal Control Priority Date

5      * DECEMBER 19, 2007

Registered Company Name

MOLIMENTALES DEL NOROESTE,” SOCIEDAD ANONIMA DE CAPITAL VARIABLE

Notary Public: Atty. JESUS JOSE FRANCISCO ARTURO LIZARRAGA MU Document/Instrument No: 4729

Affectations to:
Page	ID	Act	Description	Registration	Registration
				Date
35282	7	M10 Power		12-27-2007	5
		Registration Authentication Characters [signature]
35282	7	M10 Power		12-27-2007	9
		Registration Authentication Characters [signature]
35282	7	M10 Power		12-27-2007	3
		Registration Authentication Characters [signature]
35282	7	M10 Power		12-27-2007	4
		Registration Authentication Characters [signature]
35282	7	M10 Power		12-27-2007	10
		Registration Authentication Characters [signature]
35282	7	M10 Power		12-27-2007	6	[stamp:] VERIFIED
		Registration Authentication Characters [signature]
35282	7	M10 Power		12-27-2007	7
		Registration Authentication Characters [signature]
35282	7	M10 Power		12-27-2007	8
		Registration Authentication Characters [signature]
35282	7	M2 Extraordinary Meeting 1		12-27-2007	1
		Registration Authentication Characters [signature]
35282	7	M26 Rectification and replacement of Registrations		12-27-2007	2
		Registration Authentication Characters [signature]

Registration Fees
Date DECEMBER 19, 2007	[signature]
Amount $653.80	Payment Slip No. : 4013159
ASSISTANT REGISTRAR OF THE JURISDICTIONAL
OFFICE OF HERMOSILLO, SONORA.
EVALUATOR IN CHARGE OF THE

SIGER [Comprehensive Registration Management System]

[shield]	PUBLIC REGISTRY OF PROPERTY AND BUSINESS	[stamp:] [shield:] MEXICAN
UNITED STATES, Atty. Jesús José
OF HERMOSILLO, SONORA		Francisco Arturo Lizárraga Murguía,
[illegible]		ALTERNATE OF THE NOTARY
REGISTRATION TICKET		PUBLIC OFFICE NUMBER 35,
Hermosillo, Sonora, Mexico

[signature]	[stamp:] [shield:]	[signature]
ATTY. FRANCISCO RAMIREZ	MEXICAN UNITED	ATTY. LUIS ALONSO
MORENO	STATES, [illegible]	GONZALEZ NAVARRO

[stamp:] [shield:] MEXICAN UNITED
STATES, Atty. Jesús José Francisco Arturo
Lizárraga Murguía, ALTERNATE OF THE
NOTARY PUBLIC OFFICE NUMBER 35, Hermosillo, Sonora, Mexico		[stamp:] VERIFIED

In the city of Hermosillo, Sonora, Mexico, on [hw:] January 9, 2008, I, Attorney Jesús José Francisco Arturo Lizárraga Murguía, alternate of the Notary Public Office number thirty five, practicing and residing in this Notarial Jurisdiction and pursuant to Article 26 of the Notary Public Law of the State of Sonora in force, hereby state and ATTEST that this document is composed of [hw:] 32.- sheets of notarial paper, is a true and exact copy of its [hw:] original, which I had in my sight, read, compared, and returned to the concerned party. I so attest.

[signature]

Attorney Jesús José Francisco Arturo Lizárraga Murguía

[stamp:] [shield:] MEXICAN
UNITED STATES, Atty. Jesús
José Francisco Arturo Lizárraga
Murguía, ALTERNATE OF THE
NOTARY PUBLIC OFFICE
NUMBER 35, Hermosillo,
Sonora, Mexico

[hw:] “Appendix B”
General Office of Mines
[shield] [illegible]
[logo:] SE, Secretary of Economy
[logo:] GENERAL COORDINATION OF MINING

File 185/3

ATTY. TATIANA SIGLER BACA, Sub-Director of the Public Registry of Mining, under the General Office of Mines of the Secretary of Economy.

HEREBY CERTIFIES:

That, according to the records filed in this Public Registry of Mining, under instrument 113 of volume 22 of the Ledger of Mining Acts, Contracts and Agreements, the mining concession called “SAN FRANCISCO,” title deed 198971, located in the Municipality of Santa Ana, State of Sonora, is registered on behalf of MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

[stamp:] [shield:] MEXICAN UNITED STATES
Atty. Jesús José Francisco Arturo Lizárraga Murguía
ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35
Hermosillo, Sonora, Mexico

Furthermore, it is recorded that the aforementioned mining concession appears In Force to date and for a period counted from February 11, 1994 to February 10, 2044 and with the following registration:

Temporary Occupation of a surface area of 800 hectares of land belonging to the Ejido Jesús García State of Sonora on behalf of MOLIMENTALES DEL NOROESTE, S.A. DE C.V., for the time that the mining concession lasts, Registered under Entry 64, Volume 1 of the Ledger of Temporary Occupations and Easements, dated November 29, 1999.

This certification is issued pursuant to Article 48 of the Mining Law, and Articles 92 and 98 of its Rules and Regulations, at the request of VIRGILIO SALGADO TERAN in the City of Mexico, Federal District, on June 30, 2009.

200909RPM23160 JCG	[signature]	[stamp:] SECRETARY OF ECONOMY, MEXICO, FEDERAL DISTRICT, GENERAL OFFICE OF MINES, MEXICAN UNITED STATES, PUBLIC REGISTRY OF MINING

FILE NO. 4/1.3/1060	DUPLICATE

[shield:] MEXICAN UNITED STATES

SECRETARY OF ECONOMY

GENERAL COORDINATION OF MINING

GENERAL OFFICE OF MINES

TITLE DEED

OF MINING EXPLOITATION CONCESSION NUMBER 198971

NAME OF LOT SAN FRANCISCO

AGENCY HERMOSILLO, SONORA TERM OF TITLE DEED

FROM FEBRUARY 11, 1994 TO FEBRUARY 10, 2044

Pursuant to the provisions in Article 19, Section XI of the Mining Law, and Article 54, Final Paragraph of its Rules and Regulations, this duplicate of the Title Deed of the mining concession is issued, whose particulars are listed as follows:

PARTICULARS OF THE MINING CONCESSION

TYPE OF CONCESSION:	EXPLOITATION
TITLE DEED NUMBER:	198971
PREVIOUS TITLE DEEDS:	188227 (SAN FRANCISCO)
HOLDER OR HOLDERS:	CIA. MINERA FRESNILLO, S.A. DE C.V. (100%)
LOT NAME:	SAN FRANCISCO
SURFACE AREA:	40 HECTARES
MUNICIPALITY AND STATE:	SANTA ANA, SONORA

LOCATION OF MINING LOT
STARTING POINT (S.P.)

The claim marker or regulatory post is located on:

LANDS OF THE EJIDO HEROES DE NACOZARI, IN ESTACION LLANO, SAME S.P. AS THE SAN FRANCISCO LOT T-188227.

Distance							Direction	Name or towns or topographical features
A				2,000 meters to the			SW	FROM THE TOWN OF ESTACION LLANO
A				2,600 meters to the			SE	FROM CERRO GAUNA

GEOGRAPHICAL COORDINATES:						Latitude N 30º 21' 0”		Longitude W.G. 111º 6' 68.2”
								Dir	Deg	Min	Sec	Meters

HORIZONTAL MAP DISTANCES TO
BORDERING MINING LOTS:
Name of Lot or Vertex:						Title Deed No./File/Vertex		Dir	Deg	Min	Sec	Meters
CLAIM MARKER POST						M.T.		NW	1º	23'	45”	1,982,588
BASE LINE						No. 4035		NE	75º	17'	38”	1,402,459
LLANO II						T-193653		SW	77º	29'	38”	5,194,006

PERIMETER

Auxiliary Line:			Dir	Deg	Min	Sec	Meters	Dir	Deg	Min	Sec	Meters
FROM S.P. TO			SE	1º	17'	52”	2,132,547
POINT 1
SIDES, DIRECTIONS, AND HORIZONTAL DISTANCES:
SIDES	Dir	Deg	Min	Sec	Meters	SIDES Dir	Deg Dir	Min	Sec	Meters SIDES	Deg Min	Sec Meters
1 – 2	W	0º	0º	0º	750,000
2 – 3	N	0º	0º	0º	400,000
3 – 4	E	0º	0º	0º	1,200,000
4 – 5	S	0º	0º	0º	400,000
5 - 1	W	0º	0º	0º	460,000

THIS TITLE DEED REPLACES AND CANCELS TITLE DEED 188227.

The original title deed was issued in the City of Mexico, Federal District, on January 31, 1994, by the Sub-Secretary of Mines, Atty. Carlos Pérez García, and the General Director of Mines, Atty. José I. Villanueva Lagar, of the Secretary of Energy, Mines, and State-Owned Industry.- Signatures.

Granted in the City of Mexico, Federal District, on March 6, 2008.

The General Director of Mines

[signature]
Atty. Carlos Eduardo de la Cruz Ledezma

In the City of Mexico, Federal District, on March 6, 2008, this DUPLICATE, a true copy of the original title deed, is issued, according to the information that is recorded under entry number 311 of volume 278 of the Ledger of Mining Concessions, of this Public Registry of Mining, which is recorded at the request of its current holder, MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (100%), as recorded under entry number 113 of volume 22 of the Ledger of Mining Acts, Contracts, and Agreements of the same Registry.

Pursuant to Article 46 of the Internal Rules and Regulations of the Secretary of Economy, in the absence of the Sub-Director of the Public Registry of Mining, signed by the head of the Department of Expert Assessments of said Registry.

[signature]
Atty. Jaime Cortés González

General Office of Mines

[shield] [illegible]
[logo:] SE, Secretary of Economy
[logo:] GENERAL COORDINATION OF MINING

File 185/3

ATTY. TATIANA SIGLER BACA, Sub-Director of the Public Registry of Mining, under the General Office of Mines of the Secretary of Economy.

HEREBY CERTIFIES:

That, according to the records filed in this Public Registry of Mining, under instrument 113 of volume 22 of the Ledger of Mining Acts, Contracts and Agreements, the mining concession called “SAN FRANCISCO DOS,” title deed 209618, located in the Municipality of Santa Ana, State of Sonora, is registered on behalf of MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

[stamp:] [shield:] MEXICAN UNITED STATES
Atty. Jesús José Francisco Arturo Lizárraga Murguía
ALTERNATE OF THE NOTARY PUBLIC OFFICE NUMBER 35
Hermosillo, Sonora, Mexico

Furthermore, it is recorded that the aforementioned mining concession appears In Force to date and for a period counted from August 3, 1999 to August 2, 2049 and with the following registration:

Temporary Occupation of a surface area of 800 hectares of land belonging to the Ejido Jesús García State of Sonora on behalf of MOLIMENTALES DEL NOROESTE, S.A. DE C.V., for the time that the mining concession lasts, Registered under Entry 64, Volume 1 of the Ledger of Temporary Occupations and Easements, dated November 29, 1999.

This certification is issued pursuant to Article 48 of the Mining Law, and Articles 92 and 98 of its Rules and Regulations, at the request of VIRGILIO SALGADO TERAN in the City of Mexico, Federal District, on June 30, 2009.

200909RPM23161	[signature]	[stamp:] SECRETARY OF
JCG		ECONOMY, MEXICO, FEDERAL
DISTRICT, GENERAL OFFICE
OF MINES, MEXICAN UNITED
STATES, PUBLIC REGISTRY OF
MINING

FILE NO. 4/1.3/1430	DUPLICATE

[shield:] MEXICAN UNITED STATES

SECRETARY OF ECONOMY

GENERAL COORDINATION OF MINING

GENERAL OFFICE OF MINES

TITLE DEED

OF MINING EXPLOITATION CONCESSION NUMBER 209618

NAME OF LOT
SAN FRANCISCO DOS
AGENCY
HERMOSILLO, SONORA

TERM OF TITLE DEED

FROM AUGUST 3, 1999 TO AUGUST 2, 2049

This duplicate of the Mining Concession Title whose details are listed below is issued pursuant to the provisions of Article 19, section XI, of the Mining Act and Article 54, last paragraph, of its Regulation:

DETAILS OF THE MINING CONCESSION
TYPE OF CONCESSION:	OPERATION
TITLE NUMBER:	209618
PREVIOUS TITLES:	189718 (SAN FRANCISCO DOS)
HOLDER OR HOLDERS:	[illegible] DE MEXICO, S.A. DE C.V. (100%)
NAME OF THE LOT:	SAN FRANCISCO DOS
SURFACE AREA	315.[illegible] Hectares
MUNICIPALITY AND STATE:	SANTA ANA, SONORA

LOCATION OF THE MINING LOT

STARTING POINT

The border stone or boundary marker is located at:

A KNOLL, TO THE NORTH AND 1900 METERS FROM THE SAN FRANCISCO MINE

Distance	Direction	Name or villages or landforms

IS 2000 Meters To the	W	OF MEXICAN FEDERAL HIGHWAY 15
IS 1900 Meters To the	N	OF THE SAN FRANCISCO MINE

ORTHOGONAL COORDINATES: 3,359,369.807 mN 488,675.174 mE

	Dir	Deg	Min	Sec	Meters

HORIZONTAL DISTANCE TO THE STARTING POINT OF THE CONCESSION THAT IS BEING REPLACED	SE	1º	23’	45”	1,928.588

HORIZONTAL DISTANCES TO THE ADJACENT MINING LOTS

Name of the Lot or Vertex:	Title/File/Vertex No.	Dir	Deg	Min	Sec	Meters

LLANO 1	E-321.4/5763	SW	58º	15’	38”	5,905.669
BASELINE	No. 4036	SE	40º	49’	17”	2,148.688

PERIMETER

Auxiliary Line:	Dir	Deg	Min	Sec	Meters	Dir	Deg	Min	Sec	Meters
FROM ST TO POINT A	S	0º	0’	0”	1,982.005 FROM A TO POINT 01	E	0º	0’	0”	848.298

SIDES, DIRECTIONS AND HORIZONTAL DISTANCES:

SIDES	Dir	Deg	Min	Sec	Meters	SIDES	Dir	Deg	Min	Sec	Meters	SIDES	Dir	Deg	Min	Sec	Meters
01-02	S	0º	0’	0”	1,500.000
02-03	W	0º	0’	0”	2,200.000
03-04	N	0º	0’	0”	1,375.280
04-05	E	0º	0’	0”	950.000
05-06	S	0º	0’	0”	25.280
06-07	E	0º	0’	0”	1,200.000
07-08	N	0º	0’	0”	400.000
08-09	W	0º	0’	0”	520.770

09-10	N	0º	0’	0”	260.000
10-11	E	0º	0’	0”	570.770
11-01	S	0º	0’	0”	500.000

THIS TITLE REPLACES AND CANCELS TITLE 189718.

The original title was issued in the City of Mexico, Federal District, on the 2nd day of the month of August of nineteen ninety-nine, by the Director General of Mines, Mr. Luis R. Escudero Chávez, of the Secretariat of Commerce and Industry.- Signature.

Issued in Mexico City, Federal District, on the 6th day of the month of March of two thousand eight.

The Director General of Mines

[signature]
Mr. Carlos Eduardo de la Cruz Ledezma

This DUPLICATE, which is a true copy of the original title, is issued in Mexico City, Federal District, on the 6th day of the month of March of two thousand eight, on the basis of the information that is recorded under minutes number 158 of volume 308 of the Book of Mining Concessions, of this Public Registry of Mining, all of which is done at the request of its current holder, MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (100%), as recorded under minutes number 113 of volume 22 of the Book of Mining Acts, Contracts and Agreements of the same Registry.

Pursuant to Article 46 of the Internal Regulations of the Secretariat of Economy, in the absence of the Deputy Director of the Public Registry of Mining, this document is signed by the Head of the Dictamination Department of said Registry.

[signature]
Mr. Jaime Cortés González

General Directorate of Mines

UNITED MEXICAN STATES
[Mexican Coat of Arms]
SECRETARIAT	SE
OF ECONOMY
[illegible logo]
[illegible name]

Exp. 185/3

MS. TATIANA SIGLER BACA Deputy Director of the Public Registry of Mining, which is dependent on the Directorate General of Mines of the Secretariat of Economy.

CERTIFIES:

[illegible stamp]

That according to the records held by this Public Registry of Mining, under minutes 113 of volume 22 of the Book of Mining Acts, Contracts and Agreements, the mining concession called “SAN FRANCISCO CUATRO”, title 219301, located in the Municipality of Santa Ana, State of Sonora, is registered in favor of MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

Furthermore, it is hereby noted that the aforementioned mining concession is In Effect on this date and for a term beginning on February 25, 2003 and ending on February 24, 2053 and with the following inscriptions:

Temporary occupation of an area of 800 hectares of land belonging to Ejido Jesús García State of Sonora in favor of MOLIMENTALES DEL NOROESTE, S.A. DE C.V. for the duration of the mining concession, Registered under minutes 64 volume 1 of the Book of Temporary Occupations and Easements, dated November 29, 1999.

This certificate is issued on the basis of Article 48 of the Mining Act and Articles 92 and 98 of its Regulation, at the request of VIRGILIO SALGADO TERAN in Mexico City, Federal District, on June 30, 2009.

200909RPM23162 JCG	[signature]	[stamp:] SECRETARIAT OF ECONOMY GENERAL DIRECTORATE OF MINES UNITED MEXICAN STATES [Mexican Coat of Arms] PUBLIC REG. OF MINING MEXICO. F.D.

FILE NO. 4/1.3/02144	DUPLICATE

UNITED MEXICAN STATES

[Mexican Coat of Arms]

SECRETARIAT OF ECONOMY

GENERAL MINING COORDINATION

GENERAL DIRECTORATE OF MINES

EXPLOITATION MINING CONCESSION TITLE

NUMBER 219301

NAME OF THE LOT

SAN FRANCISCO CUATRO

AGENCY

HERMOSILLO, SONORA

TERM OF THE TITLE

FROM FEBRUARY 25 2003 TO FEBRUARY 24, 2053

This duplicate of the Mining Concession Title whose details are listed below is issued pursuant to the provisions of Article 19, section XI, of the Mining Act and Article 54, last paragraph, of its Regulation:

DETAILS OF THE MINING CONCESSION
TYPE OF CONCESSION:	OPERATION
TITLE NUMBER:	219301
PREVIOUS TITLES:	200482 (SAN FRANCISCO CUATRO)
HOLDER OR HOLDERS:	[illegible] DE MEXICO, S.A. DE C.V. (100%)
NAME OF THE LOT:	SAN FRANCISCO CUATRO
SURFACE AREA	[illegible] Hectares
MUNICIPALITY AND STATE:	SANTA ANA, SONORA

LOCATION OF THE MINING LOT

STARTING POINT

The border stone or boundary marker is located at:

A KNOLL, TO THE NORTH AND 1900 METERS FROM THE SAN FRANCISCO MINE

Distance	Direction	Name or villages or landforms
IS 2000 Meters To the	W	FROM MEX FEDERAL HIGHWAY No. 15

ORTHOGONAL COORDINATES:	3,359,369.801 mN	488,675.174 mE

	Dir	Deg	Min	Sec	Meters

HORIZONTAL DISTANCE TO THE STARTING POINT OF THE CONCESSION THAT IS BEING REPLACED	SE	1º	23’	45”	1,982.588

HORIZONTAL DISTANCES TO THE ADJACENT MINING LOTS

Name of the Lot or Vertex:	Title/File/Vertex No.	Dir	Deg	Min	Sec	Meters

PERIMETER

Auxiliary Line:	Dir	Deg	Min	Sec	Meters	Dir	Deg	Min	Sec	Meters

FROM SP TO POINT 1	NE	39º	14’	31”	2,605.611

SIDES, DIRECTIONS AND HORIZONTAL DISTANCES:

SIDES	Dir	Deg	Min	Sec	Meters	SIDES	Dir	Deg	Min	Sec	Meters	SIDES	Dir	Deg	Min	Sec	Meters
1-2	S	0º	0’	0”	6,500.000
2-3	W	0º	0’	0”	7,000.000
3-4	N	0º	0’	0”	11,600,000
4-5	E	0º	0’	0”	6,500.000
5-6	S	0º	0’	0”	5,100.000
6-1	E	0º	0’	0”	600.000

THE SURFACE AREA COVERED BY MINING LOTS SAN FRANCISCO DOS T-[illegible], LLANO I T-[illegible], LLANO II T-[illegible], LLANO III T-[illegible], LLANO IV T-[ illegible], LLANO V T-[illegible], FOR A TOTAL OF 2,675.2958 HECTARES MUST BE EXCLUDED FROM THE DESCRIBED PERIMETER. AS WELL AS THOSE LOTS THAT ARE GRANTED BETTER RIGHTS THAT ARE LOCATED INSIDE THEIR PERIMETER.

THIS TITLE REPLACES AND CANCELS TITLE 200482.

THE DETAILS OF THE BOUNDARIES OF THE LOT COVERED BY THIS CONCESSION ARE INCLUDED IN THE FILE FOR THIS TITLE.

The original title was issued in the City of Mexico, Federal District, on the 24th day of the month of February of two thousand three, by the Director General of Mines, Mr. Luis Raúl Escudero Chávez, of the Secretariat of Economy.- Signature.

Issued in Mexico City, Federal District, on the 19th day of the month of June of two thousand nine.

The Director General of Mines

[signature]
Mr. Carlos Eduardo de la Cruz Ledezma

This DUPLICATE, which is a true copy of the original title, is issued in Mexico City, Federal District, on the 19th day of the month of June of two thousand nine, on the basis of the information that is recorded under minutes number 121 of volume 335 of the Book of Mining Concessions, of this Public Registry of Mining, all of which is done at the request of its current holder, MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (100%), as recorded under minutes number 113 of volume 22 of the Book of Mining Acts, Contracts and Agreements of the same Registry.

The Public Register of Mining

[signature]
Ms. Tatiana Sigler Baca

General Directorate of Mines

UNITED MEXICAN STATES
[Mexican Coat of Arms]
SECRETARIAT	SE
OF ECONOMY
[illegible logo]
[illegible name]

Exp. 185/3

MS. TATIANA SIGLER BACA Deputy Director of the Public Registry of Mining, which is dependent on the Directorate General of Mines of the Secretariat of Economy.

CERTIFIES:

[illegible stamp]

That according to the records held by this Public Registry of Mining, under minutes 113 of volume 22 of the Book of Mining Acts, Contracts and Agreements, the mining concession called “LLANO II”, title 197203, Located in the Municipality of Benjamín Hill, State of Sonora, is registered in favor of MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

Furthermore, it is hereby noted that the aforementioned mining concession is In Effect on this date and for a term beginning on August 27, 1993 and ending on December 18, 2041 and with the following inscriptions:

Temporary occupation of an area of 800 hectares of land belonging to Ejido Jesús García State of Sonora in favor of MOLIMENTALES DEL NOROESTE, S.A. DE C.V. for the duration of the mining concession, Registered under minutes 64 volume 1 of the Book of Temporary Occupations and Easements, dated November 29, 1999.

This certificate is issued on the basis of Article 48 of the Mining Act and Articles 92 and 98 of its Regulation, at the request of VIRGILIO SALGADO TERAN in Mexico City, Federal District, on June 30, 2009.

200909RPM23163 JCG	[signature]	[stamp:] SECRETARIAT OF ECONOMY GENERAL DIRECTORATE OF MINES UNITED MEXICAN STATES [Mexican Coat of Arms] PUBLIC REG. OF MINING MEXICO. F.D.

FILE NO. 321.4/5737	DUPLICATE

UNITED MEXICAN STATES

[Mexican Coat of Arms]

SECRETARIAT OF ECONOMY

GENERAL MINING COORDINATION

GENERAL DIRECTORATE OF MINES

EXPLOITATION MINING CONCESSION TITLE

NUMBER 197203

NAME OF THE LOT

LLANO II

AGENCY

HERMOSILLO, SONORA

TERM OF THE TITLE

FROM AUGUST 27, 1993 TO DECEMBER 18, 2041

This duplicate of the Mining Concession Title whose details are listed below is issued pursuant to the provisions of Article 19, section XI, of the Mining Act and Article 54, last paragraph, of its Regulation:

DETAILS OF THE MINING CONCESSION
TYPE OF CONCESSION:	OPERATION
TITLE NUMBER:	197203
PREVIOUS TITLES:	183653 (LLANO II)
HOLDER OR HOLDERS:	BERTIN ARTHUR FIELD [ILLEGIBLE] (100%)
NAME OF THE LOT:	LLANO II
SURFACE AREA	500 Hectares
MUNICIPALITY AND STATE:	BENJAMIN HILL, SONORA

LOCATION OF THE MINING LOT

STARTING POINT

The border stone or boundary marker is located at:

THE SOUTHEASTERN CORNER OF THE HOUSE OF RANCHO HEDEONDILLAS. SAME S.P. AS LLANO II T-193653.

Distance	Direction	Name or villages or landforms

IS 850 Meters To the	NW	OF RANCHO SAN BENITO
IS 1000 Meters To the	NW	OF RANCHO LA LOMA

GEOGRAPHICAL COORDINATES:	Latitude N. 30º 20' 26”	Longitude W.G. 111º 10' 11”

	Dir	Deg	Min	Sec	Meters
HORIZONTAL DISTANCES TO THE ADJACENT MINING LOTS

Name of the Lot or Vertex:	Title/File/Vertex No.	Dir	Deg	Min	Sec	Meters

PERIMETER

Auxiliary Line:	Dir	Deg	Min	Sec	Meters	Dir	Deg	Min	Sec	Meters
FROM SP TO POINT 1	N	0º	0’	0”	1,000.000

SIDES, DIRECTIONS AND HORIZONTAL DISTANCES:

SIDES	Dir	Deg	Min	Sec	Meters	SIDES	Dir	Deg	Min	Sec	Meters	SIDES	Dir	Deg	Min	Sec	Meters
1-2	N	0º	0’	0”	1,000.000
2-3	E	0º	0’	0”	5,000.000
3-4	S	0º	0’	0”	1,000.00
4-1	W	0º	0’	0”	5,000.000

THIS TITLE REPLACES AND CANCELS TITLE [illegible].

The original title was issued in the City of Mexico, Federal District, on the 23rd day of the month of August of nineteen ninety-three, by the Deputy Secretary of Mines, Mr. Carlos Pérez García, the Director General of Mines, Mr. José I. Villanueva Lagar, of the Secretariat of State Energy, Mines and Industry.- Signature.

Issued in Mexico City, Federal District, on the 6th day of the month of March of two thousand eight.

The Director General of Mines

[signature]
Mr. Carlos Eduardo de la Cruz Ledezma

This DUPLICATE, which is a true copy of the original title, is issued in Mexico City, Federal District, on the 6th day of the month of March of two thousand eight, on the basis of the information that is recorded under minutes number 343 of volume 273 of the Book of Mining Concessions, of this Public Registry of Mining, all of which is done at the request of its current holder, MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (100%), as recorded under minutes number 113 of volume 22 of the Book of Mining Acts, Contracts and Agreements of the same Registry.

Pursuant to Article 46 of the Internal Regulations of the Secretariat of Economy, in the absence of the Deputy Director of the Public Registry of Mining, this document is signed by the Head of the Dictamination Department of said Registry.

[signature]
Mr. Jaime Cortés González

General Directorate of Mines

UNITED MEXICAN STATES
[Mexican Coat of Arms]
SECRETARIAT	SE
OF ECONOMY
[illegible logo]
[illegible name]

Exp. 185/3

MS. TATIANA SIGLER BACA Deputy Director of the Public Registry of Mining, which is dependent on the Directorate General of Mines of the Secretariat of Economy.

CERTIFIES:

[illegible stamp]

That according to the records held by this Public Registry of Mining, under minutes 113 of volume 22 of the Book of Mining Acts, Contracts and Agreements, the mining concession called “LLANO II”, title 197203, Located in the Municipality of Benjamín Hill, State of Sonora, is registered in favor of MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

Furthermore, it is hereby noted that the aforementioned mining concession is In Effect on this date and for a term beginning on August 27, 1993 and ending on December 18, 2041 and with the following inscriptions:

Temporary occupation of an area of 800 hectares of land belonging to Ejido Jesús García State of Sonora in favor of MOLIMENTALES DEL NOROESTE, S.A. DE C.V. for the duration of the mining concession, Registered under minutes 64 volume 1 of the Book of Temporary Occupations and Easements, dated November 29, 1999.

This certificate is issued on the basis of Article 48 of the Mining Act and Articles 92 and 98 of its Regulation, at the request of VIRGILIO SALGADO TERAN in Mexico City, Federal District, on June 30, 2009.

200909RPM23163 JCG	[signature]	[stamp:] SECRETARIAT OF ECONOMY GENERAL DIRECTORATE OF MINES UNITED MEXICAN STATES [Mexican Coat of Arms] PUBLIC REG. OF MINING MEXICO. F.D.

FILE NUMBER 321.4/6744	DUPLICATE

[seal:] United Mexican States

MINISTRY OF ECONOMY

GENERAL MINING COORDINATION

GENERAL DIRECTORATE OF MINES

MINING EXPLOITATION CONCESSION

TITLE

NUMBER 197202

NAME OF LOT

LLANO III

AGENCY

HERMOSILLO, SONORA

TERM OF TITLE

FROM AUGUST 27, 1993 TO DECEMBER 18, 2041

Pursuant to what is provided for in Article 19, Section XI of the Mining Law and the last paragraph of Article 54 of its Regulations, this copy is issued of the mining concession Title, the contents of which are listed below:

MINING CONCESSION INFORMATION

TYPE OF CONCESSION:	EXPLOITATION

TITLE NUMBER:	[semi-illegible:] 187292
PRIOR TITLES:	[semi-illegible:] 193052
TITLEHOLDER OR HOLDERS:	[semi-illegible] BERTIN ARTHUR FIELD LONGTIN (100%)
NAME OF LOT:	LLANO III
AREA:	500 HECTARES

LOCATION OF MINING LOT

STARTING POINT

The boundary marker or landmark according to regulation is located at:

THE SOUTHEAST CORNER OF THE HOUSE AT RANCHO HEDEONDILLAS, SAME STARTING POINT AS LLANO III T-193652.

Distance	Course	Name or community or topographic features

A 850 Mts. AI	NW	FROM RANCHO SAN BENITO
A 1000 Mts. AI	NW	FROM RANCHO LA LOMA

GEOGRAPHIC COORDINATES Latitude N. 30° 20’ 26” Longitude W.G. 111° 10’ 11”

		Course	Deg	Min	Sec	Mts.
TOPOGRAPHIC LINK TO ADJOINING MINING LOTS
Name of Lot or Corner	No. of Title/ File/ Corner	Course	Deg	Min	Sec	Mts.

PERIMETER

Auxiliary Line	Course	Deg	Min	Sec	Mts.	Course	Deg	Min	Sec	Mts.
FROM SP TO POINT 1	N	0°	0’	0”	2,000.000

HORIZONTAL SIDES, COURSES AND DISTANCES:

SIDES	Cou	Deg	Min	Sec	Mts	SIDES	Cou.	Deg	Min	Sec	Mts	SIDES	Cou	Deg	Min	Sec	Mts

1-2	N	0°	0’	0”	1,000.000
2-3	E	0°	0’	0”	5,000.000
3-4	S	0°	0’	0”	1,000.000
4-1	W	0°	0’	0”	5,000.000

THIS TITLE REPLACES AND CANCELS TITLE [semi-illegible:] 193052

The original title was issued in Mexico City, Federal District, on August 23, 1993, by the Assistant Secretary of Mines, Mr. Carlos Pérez García, and the General Director of Mines, Mr. José I. Villanueva Lagar, of the Ministry of Energy, Mines and State Industry.- Signatures.
Issued in Mexico City, Federal District on March 6, 2008.
The General Director of Mines

In Mexico City, Federal District on March 6, 2008, this COPY is issued that is a true copy of the original title in regards to the information that appears under Act Number 342 of Volume 273 of the Book of Mining Concessions held by the Public Registry of Mining, which is hereby attested to by request of the current titleholder MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (100%), as recorded under Act Number 113 of Volume 22 of the Book of Mining Acts, Contracts and Agreements held by the aforementioned Registry.
Pursuant to Article 46 of the Internal Regulations of the Ministry of Economy, in the absence of the Assistant Director of the Public Registry of Mining, the Head of the Reporting Department of the aforementioned Registry signs below.
[signature]

General Directorate of Mines

[seal:] United Mexican States

Ministry of Economy [emblem:] ME

[emblem:] Cominería

[partial stamp in left margin]

File 186/3

MS. TATIANA SIGLER BACA, Assistant Director of the Public Registry of Mining, an agency of the General Directorate of Mines of the Ministry of Economy.

CERTIFIES:

That according to records held by this Public Registry of Mining, under Act 258 of Volume 21 of the Book of Mining Acts, Contracts and Agreements, the mining concession named “LLANO IV,” title 222787, located in the Municipality of Santa Ana, State of Sonora, is found to be registered on behalf of MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

Furthermore it is hereby stated that the aforementioned mining concession appears Valid to date and for a period beginning on August 31, 2004 until August 30, 2054 and there are no encumbrances or subsequent notations that modify or affect it.

This certification is issued pursuant to Article 48 of the Mining Law, Articles 92 and 98 of its Regulations, by request of VIRGILIO SALGADO TERAN in Mexico City, Federal District, on June 30, 2009.

[signature]

200909RPM23165
JCG

[seal:] Ministry of Economy
General Directorate of Mines
United Mexican States
Mexico, Federal District
Public Registry of Mining

FILE NUMBER 082/20927	DUPLICATE

[seal:] United Mexican States

MINISTRY OF ECONOMY

GENERAL MINING COORDINATION

GENERAL DIRECTORATE OF MINES

MINING EXPLORATION CONCESSION

TITLE

NUMBER 222787

NAME OF LOT

LLANO IV

AGENCY

HERMOSILLO, SONORA

TERM OF TITLE

FROM AUGUST 31, 2004 TO AUGUST 30, 2010

Pursuant to what is provided for in Article 19, Section XI of the Mining Law and the last paragraph of Article 54 of its Regulations, this copy is issued of the mining concession Title, the contents of which are listed below:

MINING CONCESSION INFORMATION
TYPE OF CONCESSION:	EXPLORATION
TITLE NUMBER:	222787
PRIOR TITLES:
TITLEHOLDER OR HOLDERS:	AUTEQ MEXICANA, S.A. DE C.V. (100%)
NAME OF LOT:	LLANO IV
AREA:	500 HECTARES

LOCATION OF MINING LOT

STARTING POINT

The boundary marker or landmark according to regulation is located at:

AN UNNAMED HILL, TO THE NORTH AND 1900 METERS FROM THE SAN FRANCISCO MINE, SAME SP AS THE SAN FRANCISCO LOT FOUR T-219301.

Distance	Course	Name or community or topographic features

A 1800 Mts. AI	NW	FROM TOWN OF ESTACION LLANO
A 2000 Mts. AI	W	FROM MEX. FEDERAL HIGHWAY No. 15

ORTHOGONAL COORDINATES	3,359,396.801 mN	488,675.174 mE

	Course	Deg	Min	Sec	Mts.

TOPOGRAPHIC LINK FROM SP TO CONTROL POINT NO. 4035	SE	1°	23’	45”	1,982.590

TOPOGRAPHIC LINKS TO ADJOINING MINING LOTS:

Name of Lot or Corner	No. of Title/ File/ Corner	Course	Deg	Min	Sec	Mts.

BASELINE [Linea Base]	No. 4036	SE	40°	49’	17”	2,148.690
LLANO III	T-197202	SW	58°	16’	37.99”	5,905,670
LLANO IV	T-207627	SW	58°	23’	5.92”	5,890.480

PERIMETER

Auxiliary Line	Course	Deg	Min	Sec	Mts.	Course	Deg	Min	Sec	Mts.
FROM SP TO POINT 1	SW	11°	53’	26.131”	109.060

HORIZONTAL SIDES, COURSES AND DISTANCES:

SIDES	Cou	Deg	Min	Sec	Mts	SIDES	Cou.	Deg	Min	Sec	Mts	SIDES	Cou	Deg	Min	Sec	Mts

1-2	W	0°	0’	0”	5,000.000
2-3	N	0°	0’	0”	1,000.000
3-4	E	0°	0’	0”	5,000.000
4-1	S	0°	0’	0”	1,000.000

THE INFORMATION ABOUT THE BOUNDARIES OF THE LOT COVERED BY THIS CONCESSION APPEARS IN THE FILE FOR THIS TITLE.

The original title was issued in Mexico City, Federal District, on August 30, 2004, by the General Director of Mines, Mr. Federico Kunz Bolaños, of the Ministry of Economy. – Signature. Issued in Mexico City, Federal District on March 6, 2008.
The General Director of Mines
[signature] Mr. Carlos Eduardo de la Cruz Ledezma

In Mexico City, Federal District on March 6, 2008, this COPY is issued that is a true copy of the original title in regards to the information that appears under Act Number 7 of Volume 345 of the Book of Mining Concessions held by the Public Registry of Mining, which is hereby attested to by request of its current titleholder MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (100%), as recorded under Act Number 258 of Volume 21 of the Book of Mining Acts, Contracts and Agreements held by the aforementioned Registry. The term of the title begins August 31, 2004 and ends August 30, 2054.
Pursuant to Article 46 of the Internal Regulations of the Ministry of Economy, in the absence of the Assistant Director of the Public Registry of Mining, the Head of the Reporting Department of the aforementioned Registry signs below.
[signature] Mr. Jaime Cortés González

General Directorate of Mines

[seal:] United Mexican States
Ministry of Economy [emblem:] ME
[emblem:] Cominería

[partial stamp in left margin]

File 185/3

MS. TATIANA SIGLER BACA, Assistant Director of the Public Registry of Mining, an agency of the General Directorate of Mines of the Ministry of Economy.

CERTIFIES:

That according to records held by this Public Registry of Mining, under Act 258 of Volume 21 of the Book of Mining Acts, Contracts and Agreements, the mining concession named “LLANO V,” title 222788, located in the Municipality of Santa Ana, State of Sonora, is found to be registered on behalf of MOLIMENTALES DEL NOROESTE, S.A. DE C.V.

Furthermore it is hereby stated that the aforementioned mining concession appears Valid to date and for a period beginning on August 31, 2004 until August 30, 2054 and there are no encumbrances or subsequent notations that modify or affect it.

This certification is issued pursuant to Article 48 of the Mining Law, Articles 92 and 98 of its Regulations, by request of VIRGILIO SALGADO TERAN in Mexico City, Federal District, on June 30, 2009.

[signature]

200909RPM23166
           JCG

[seal:] Ministry of Economy
General Directorate of Mines
United Mexican States
Mexico, Federal District
Public Registry of Mining

FILE NUMBER 082/ [illegible:] 28926	DUPLICATE

[seal:] United Mexican States

MINISTRY OF ECONOMY

GENERAL MINING COORDINATION

GENERAL DIRECTORATE OF MINES

MINING EXPLORATION CONCESSION

TITLE

NUMBER 222788

NAME OF LOT

LLANO V

AGENCY

HERMOSILLO, SONORA

TERM OF TITLE

FROM AUGUST 31, 2004 TO AUGUST 30, 2010

Pursuant to what is provided for in Article 19, Section XI of the Mining Law and the last paragraph of Article 54 of its Regulations, this copy is issued of the mining concession Title, the contents of which are listed below:

MINING CONCESSION INFORMATION
TYPE OF CONCESSION:	EXPLORATION
TITLE NUMBER:	222788
PRIOR TITLES:
TITLEHOLDER OR HOLDERS:	AUTEQ MEXICANA, S.A. DE C.V. (100%)
NAME OF LOT:	LLANO V
AREA:	500 HECTARES

LOCATION OF MINING LOT

STARTING POINT

The boundary marker or landmark according to regulation is located at:

AN UNNAMED HILL, TO THE NORTH AND 1900 METERS FROM THE SAN FRANCISCO MINE, SAME SP AS THE SAN FRANCISCO LOT FOUR T-219301.

Distance	Course	Name or community or topographic features

A 1800 Mts. AI	NW	FROM TOWN OF ESTACION LLANO
A 2000 Mts. AI	W	FROM MEX. FEDERAL HIGHWAY No. 15

ORTHOGONAL COORDINATES	3,359,396.801 mN	488,675.174 mE

	Course	Deg	Min	Sec	Mts.

TOPOGRAPHIC LINK FROM SP TO CONTROL POINT NO. 4035	SE	1°	23’	45”	1,982.590

TOPOGRAPHIC LINKS TO ADJOINING MINING LOTS:

Name of Lot or Corner	No. of Title/ File/ Corner	Course	Deg	Min	Sec	Mts.

BASELINE [Linea Base]	No. 4036	SE	40°	49’	17”	2,148.690
LLANO III	T-197202	SW	58°	16’	37.99”	5,905,670
LLANO IV	T-207627	SW	58°	23’	5.92”	5,890.480

PERIMETER

Auxiliary Line	Course	Deg	Min	Sec	Mts.	Course	Deg	Min	Sec	Mts.
FROM SP TO POINT 1	NW	1°	26’	27.661”	893.561

HORIZONTAL SIDES, COURSES AND DISTANCES:

SIDES	Cou	Deg	Min	Sec	Mts	SIDES	Cou.	Deg	Min	Sec	Mts	SIDES	Cou	Deg	Min	Sec	Mts

1-2	W	0°	0’	0”	5,000.000
2-3	N	0°	0’	0”	1,000.000
3-4	E	0°	0’	0”	5,000.000
4-1	S	0°	0’	0”	1,000.000

THE INFORMATION ABOUT THE BOUNDARIES OF THE LOT COVERED BY THIS CONCESSION APPEARS IN THE FILE FOR THIS TITLE.

The original title was issued in Mexico City, Federal District, on August 30, 2004, by the General Director of Mines, Mr. Federico Kunz Bolaños, of the Ministry of Economy. – Signature.
Issued in Mexico City, Federal District on March 6, 2008.
The General Director of Mines
[signature] Mr. Carlos Eduardo de la Cruz Ledezma

In Mexico City, Federal District on March 6, 2008, this COPY is issued that is a true copy of the original title in regards to the information that appears under Act Number 8 of Volume 345 of the Book of Mining Concessions held by the Public Registry of Mining, which is hereby attested to by request of its current titleholder MOLIMENTALES DEL NOROESTE, S.A. DE C.V. (100%), as recorded under Act Number 258 of Volume 21 of the Book of Mining Acts, Contracts and Agreements held by the aforementioned Registry. The term of the title begins August 31, 2004 and ends August 30, 2054.
Pursuant to Article 46 of the Internal Regulations of the Ministry of Economy, in the absence of the Assistant Director of the Public Registry of Mining, the Head of the Reporting Department of the aforementioned Registry signs below.
[signature] Mr. Jaime Cortés González

[partial stamp]

HERMOSILLO, SONORA, MEXICO

VOLUME 130 (ONE HUNDRED THIRTY).

NUMBER 5,225 (FIVE THOUSAND TWO HUNDRED TWENTY-FIVE).

In the city of Hermosillo, Sonora, Mexico, on the twelfth day of the month of September of two thousand eight, I, JESÚS JOSÉ FRANCISCO ARTURO LIZÁRRAGA MURGU¥A, Substitute Notary Public Number Thirty-Five, residing in this city and practicing within this Jurisdictional Limit, acting in the protocol of the Notary’s Holder, Ms. MARIA LUISA LIZARRAGA GARC¥A, hereby record that:

THE FOLLOWING PARTIES APPEARED BEFORE ME: The party of the first part as “SELLERS”, Messrs.:

EDELMIRA AHUMADA PAREDES, in her capacity as Sole and Universal Heir and Executor of the intestate succession of the property of Mr. GUILLERMO AHUMADA RIVERA, personality which they will prove further on.

[illegible	JOSÉ JESÚS ARVAYO GAMES also known as JOSÉ JESÚS ARBAYO GÁMEZ with the marital consent of his wife Mrs. LYDIA RUIZ BALBASTRO;
stamp]
MAR¥A DEL CARMEN ARVALLO RUIZ also known as MAR¥A DEL CARMEN ARVAYO RUIZ with the marital consent of her husband Mr. MART¥N CELEDONIO HAROS MONREAL;

HERMENEGILDO AVIÑA MÉNDEZ;

GUADALUPE BALVASTRO ECHEVERR¥A also known as GUADALUPE BALBASTRO ECHEVERR¥A with the marital consent of his wife Mrs. MARTHA DOLORES MOROYOQUI VALDEZ;

MIGUEL BARRAGÁN MÉNDEZ with the marital consent of his wife Mrs. MARIA DEL ROSARIO HAROS MONREAL;

JOSÉ RAMÓN DOLORES BARREDAS TREJO, also known as JOSÉ RAMÓN BARREDA TREJO with the marital consent of his wife Mrs. MAR¥A DEL CARMEN TRASVIÑA PERALTA;

LUIS BARREDA RAMIREZ.

ROBERTO ANTONIO BARREDA RAMIREZ, with the marital consent of his wife Mrs. MÓNICA VAZQUEZ LÓPEZ.
ROBERTO ANTONIO BARREDA VÁSQUEZ also known as ROBERTO ANTONIO BARRERAS VAZQUEZ with the marital consent of his wife Mrs. FRANCISCA DEL CARMEN ESTRELLA VALDEZ;

HÉCTOR BRACAMONTE ARMENTA with the marital consent of his wife Mrs. MAR¥A RAMONA RUIZ LOZANO;

ADRIÁN BRACAMONTE RUIZ also known as ADRIÁN BRACAMONTES RUIZ;

GERARDO BRACAMONTE RUIZ;

JESÚS MANUEL BRACAMONTE RUIZ also known as JESÚS MANUEL BRACAMONTES RUIZ with the marital consent of his wife Mrs. JOSEFINA CLARK DE LA CRUZ;

FILIBERTO BUENO TORRES with the marital consent of his wife Mrs. DORA ALICIA QUINTANAR CASTRO;

MART¥N CAÑEZ DELGADO also known as MART¥N CAÑES DELGADO with the marital consent of his wife Mrs. SANTA EMMA HAROS MONREAL;

RUBEN CAÑEZ VALENZUELA.

CÉSAR MART¥N CLARK DE LA CRUZ with the marital consent of his wife Mrs. SANDRA MORENO DURAN;

EDGARDO CLARK DE LA CRUZ with the marital consent of his wife Mrs. MAR¥A DEL ROSARIO MONTIEL GRANILLO; and,

RUBÉN CLARK DE LA CRUZ with the marital consent of his wife Mrs. MARCELA OLIVIA LOPEZ VALDEZ;

The party of the second part as “BUYER” the company called “MOLIMENTALES DEL NOROESTE”, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, represented herein by its Sole Director Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, personality which they will prove further on, and,

THEY STATED: That through this public instrument they establish a PURCHASE AGREEMENT, which they subject to the following representations and clauses:

REPRESENTATIONS

I.- The “SELLERS” represent, under oath, that they are the legal and beneficial owners of:

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a).- Plot number 24 Z2 P1/1 (twenty-four letter zed two letter pee one diagonal one), of Ejido Estación Llano (Jesús García, Héroe de Nacozari), of the Municipality of Santa Ana, Sonora, with a surface area of 160-03-88.10 HECTARES (one hundred sixty hectares, three acres, eighty-eight point ten centares), with the following measurements and boundaries: TO THE NORTH, for 2075.26 meters (two thousand and seventy-five meters twenty-six decimeters) with Ejido El Claro; TO THE EAST, for 300.98 meters (three hundred meters, ninety-eight decimeters) with Plot 23 (twenty-three) and for 470.24 meters (four hundred seventy meters twenty-four decimeters) with Plot 25 (twenty-five); TO THE SOUTH, for 2075.26 meters (two thousand seventy-five meters twenty-six decimeters) with Plot 27 (twenty-seven); TO THE WEST, for 771.22 meters (seven hundred seventy-one meters twenty-two decimeters) with Ejido Los Chinos.

That said Plot is registered with Cadastral Record A79-2-0386 (letter a seven nine dash two dash zero three eight six).

b).- That the holders of the right of ownership over the aforementioned Plot, are a group of twenty individuals who own the property undivided, as evidenced by the following documents:

1. Property Deed number 000000001339/0001 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero one), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of GUILLERMO AHUMADA RIVERA, who acquired those rights while married under the community property regime; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1403 (one thousand four hundred three), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.

2. Property Deed number 000000001339/0003 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero three), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of JOSÉ JESÚS ARBAYO GÁMEZ, who acquired those rights while married under the community property regime; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1401 (one thousand four hundred one), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.	[illegible stamp]

3. Property Deed number 000000001339/0002 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero two), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of MARIA DEL CARMEN ARVALLO RUIZ, who acquired those rights while married under the community property regime; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1402 (one thousand four hundred two), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.

4. Property Deed number 000000001339/0004 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero four), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of HERMENEGILDO AVIÑA MENDEZ, who acquired those rights while single; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1400 (one thousand four hundred), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.

5. Property Deed number 000000001339/0019 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero one nine), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of GUADALUPE BALVASTRO ECHEVERRIA, who acquired those rights while married under the community property regime; which is duly registered in the [illegible]

[illegible] Book Six, of the Real Estate Registry Section, dated December 4, 2003.

6. Property Deed number 000000001339/0005 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero five), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of MIGUEL BARRAGAN MENDEZ, who acquired those rights while married under the community property regime; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1399 (one thousand three hundred ninety-nine), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.

7. Property Deed number 000000001339/0006 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero six), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of JOSÉ RAMÓN DOLORES BARREDAS TREJO, who acquired those rights while married under the community property regime; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1398 (one thousand three hundred ninety-eight), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.

[illegible stamp]	8. Property Deed number 000000001339/0007 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero seven), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of LUIS BARREDA RAMIREZ, who acquired those rights while single; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1397 (one thousand three hundred ninety-seven), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.

9. Property Deed number 000000001339/0008 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero eight), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of ROBERTO ANTONIO BARREDA RAMIREZ, who acquired those rights while married under the community property regime; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1396 (one thousand three hundred ninety-six), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.

10. Property Deed number 000000001339/0009 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero zero nine), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of ROBERTO ANTONIO BARREDA VASQUEZ, who acquired those rights while married under the community property regime; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1395 (one thousand three hundred ninety-five), Volume 15 (fifteen), Book Six, of the Real Estate Registry Section, dated December 4, 2003.

11. Property Deed number 000000001339/0010 (zero zero zero zero zero zero zero zero one three three nine diagonal zero zero one zero), which covers 5.00% (five percent) of the ownership of the right of ownership over the Plot described in section a), issued by the National Agricultural Registry dated July 10, 2001, in favor of HECTOR BRACAMONTE ARMENTA, who acquired those rights while married under the community property regime; which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1394 (one thousand three hundred and ninety-four), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.

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12. Property Title number 000000001339/0011 (zero zero zero zero zero zero zero zero one three three nine slash zero zero one one), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to ADRIAN BRACAMONTES RUIZ, who acquired said rights as a bachelor, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1393 (one thousand three hundred and ninety-three), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.

13. Property Title number 000000001339/0013 (zero zero zero zero zero zero zero zero one three three nine slash zero zero one three), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to GERARDO BRACAMONTE RUIZ, who acquired said rights as a bachelor, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1391 (one thousand three hundred and ninety-one), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.

14. Property Title number 000000001339/0015 (zero zero zero zero zero zero zero zero one three three nine slash zero zero one five), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to JESUS MANUEL BRACAMONTE RUIZ, who acquired said rights as a married man under the community property marital regime, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1389 (one thousand three hundred and eighty-nine), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.	[stamp:] [illegible]

15. Property Title number 000000001339/0020 (zero zero zero zero zero zero zero zero one three three nine slash zero zero two zero), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to FILIBERTO BUENO TORRES, who acquired said rights as a married man under the community property marital regime, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1384 (one thousand three hundred and eighty-four), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.

16. Property Title number 000000001339/0016 (zero zero zero zero zero zero zero zero one three three nine slash zero zero one six), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to MARTIN CAÑES DELGADO, who acquired said rights as a married man under the separate property marital regime, without proving it, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1388 (one thousand three hundred and eighty-eight), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.

17. Property Title number 000000001339/0018 (zero zero zero zero zero zero zero zero one three three nine slash zero zero one eight), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to RUBEN CAÑEZ VALENZUELA, who acquired said rights as a single man and widower, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1386 (one thousand three hundred and eighty-

[text cut off]

18. Property Title number 000000001339/0017 (zero zero zero zero zero zero zero zero one three three nine slash zero zero one seven), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to CESAR MARTIN CLARK DE LA CRUZ, who acquired said rights as a married man under the community property marital regime, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1387 (one thousand three hundred and eighty-seven), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.

19. Property Title number 000000001339/0012 (zero zero zero zero zero zero zero zero one three three nine slash zero zero one two), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to EDGARDO CLARK DE LA CRUZ, who acquired said rights as a married man under the community property marital regime, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1392 (one thousand three hundred and ninety-two), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.

[stamp:] [illegible]	20. Property Title number 000000001339/0014 (zero zero zero zero zero zero zero zero one three three nine slash zero zero one four), which covers 5.00% (five percent) of the ownership of the property rights regarding the Parcel described in section a), issued by the National Agrarian Registry dated July 10, 2001, to RUBEN CLARK DE LA CRUZ, who acquired said rights as a married man under the community property marital regime, and which is duly registered in the Public Registry of Property and Commerce of Magdalena, Sonora, under number 1390 (one thousand three hundred and ninety), Volume 15 (fifteen), Book Six, of the Real Estate Section of the Registry, dated December 4, 2003.

c).- The Parcel described above is found free of all encumbrances, without showing proof.

d).- The “SELLERS” continue to declare that they have agreed with the company called “MOLIMENTALES DEL NOROESTE”, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE [Variable Stock Corporation], via its Sole Manager Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, in selling the Parcel that has been described in section a) of this Declaration.

e).- They additionally declare that as this is the first title transfer of the Parcel described in section a) earlier in this declaration, and in agreement with that which is stipulated by Articles 84 (eighty-four), 86 (eighty-six), 87 (eighty-seven), and 89 (eighty-nine) of the Agrarian Law as well as Article 47 (forty-seven) of the General Law of Human Settlements, they have respected the right of first refusal that said articles refer to, as they demonstrate with the corresponding Letter of Notification, a document that is attached to the Appendices of this document under the letter “A” in the various counterparts of the Transcript issued.

II.- Lastly, Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, declares on behalf of the company called “MOLIMENTALES DEL NOROESTE”, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, that he knows the parcel being referred to and that he accepts the preceding declarations.

THE AFOREMENTIONED HAVING BEEN STATED, the parties grant the following:

CLAUSES

FIRST.- The “SELLERS” sell and transfer, free of all encumbrances and liability, and up to date in the payment of their various contributions, to the company called “MOLIMENTALES DEL NOROESTE”, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, hereby represented by Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, who acquires for himself, the Parcel number 24 Z2 P1/1 (twenty-four letter z two letter p one slash one), from the Ejido Estación Llano (Jesús García, Héroe de Nacozari), of the Township of Santa Ana, Sonora, with a surface area of 160-03-88.10 Hectares (one hundred sixty hectares, three acres, eighty-eight point one oh centares), with the measurements and borders that are described in section a) of Declaration I (first) of this legal instrument, which are taken as reproduced in this clause for all legal purposes.

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SECOND.- The parties hereto declare to the acting Notary that the total price of this operation corresponds to the amount of $200,000.00 USD (TWO HUNDRED THOUSAND DOLLARS 00/100 LEGAL TENDER MONEY FOR THE UNITED STATES OF AMERICA).

THIRD.- Both contracting parties declare to the undersigned Notary that the price indicated in the previous Second Clause is the fair and legal price, and therefore they renounce any acts of rescission or nullification and the terms for exercising them. Additionally, and by virtue of that which is established in Article 73 (seventy-three) of the Federal Tax Code, they declare to the Notary that they agree to be liable to the Federal, State, and Municipal Tax Authorities for any infractions that could be committed due to imprecision or falsity in the data provided to the acting Notary that are necessary for determining the contributions corresponding to this operation.

FOURTH.- The “BUYER” accepts the contract that contains this deed and from this point on the property that is hereby acquired is taken as received, with rights to take material possession of it.

FIFTH.- The “SELLERS” agree to the obligation to deliver the property free of encumbrances and hidden defects in the event of legal eviction, for everything relating to the property that is transferred via this document.

SIXTH.- The parties declare under oath that THE VALUE ADDED TAX DOES NOT APPLY to the property that is the object of this operation, in accordance with that established in Article 9 (nine), section II (second) of the Law on the subject, in relation to Article 21 (twenty-one) of its regulations.

SEVENTH.- That which is not established in this document will be governed by the current provisions of the Civil Code in the State of Sonora, with the parties submitting to the Courts of this city for everything related to compliance with or interpretation of this contract.	[stamp:] [illegible]

EIGHTH.- Regarding the Income Tax resulting from this transaction, the Undersigned Notary does not calculate or know it, as this is the first title transfer to persons outside the core population, in accordance with article 86 (eighty-six) of the Agrarian Law.

NINTH.- The title transfer covers the property that is the object of it, with all its uses, customs, accessories, and obligations, with everything that corresponds to it by its own right and any fixed assets within it.

LEGAL STATUS

I. Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, declares under oath that the legal capacity with which he acts has not been revoked or modified in any way, and he demonstrates it, as well as the legal existence of his client, with the First Certified Transcript of the Official Document of Record Number 4,729 (four thousand seven hundred twenty-nine), Volume 117 (one hundred seventeen), dated December 12, 2007, granted by and before the Undersigned Notary, which contains the Notarized copy of the Extraordinary General Shareholders' Meeting of the company “MOLIMENTALES DEL NOROESTE”, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE, dated September 10, 2007, in which among other issues Mr. Francisco Arturo Bonillas Zepeda is designated as Sole Manager, with all the powers that are consigned by the Fifth Provisional Clause of the Articles of Constitution, which comprise the general Powers for acts of management, conflicts, and collections, acts of ownership, and general powers for signing credit instruments, among other powers; which is registered in the Public Registry of Property and Commerce in this city, in the Comprehensive System for Registration Actions (SIGER, Sistema Integral de Gestión Registral) under electronic commercial page number 35282*7 (thirty-five thousand two hundred and eighty-two asterisk seven), dated December 27, 2007. In said instrument the legal existence of “MOLIMENTALES DEL NOROESTE”, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE is proven. For the aforementioned document, the Undersigned Notary Attests that following a comparison, it was returned to the interested party.

II. Mrs. EDELMIRA AHUMADA PAREDES, proves her capacity as Sole and Universal Heir and Executor of the intestate succession to the assets of Mr. GUILLERMO AHUMADA RIVERA, with a copy certified by the Civil Secretary of the Mixed Court [illegible]

of Magdalena, Sonora, the attorney Mr. José Antonio Almanza Arce, for the Legal Authorization to sell inheritance rights that would correspond to her regarding the Parcel that is the object of this instrument, a document that is added to the Appendices of this document under the letter “B”.

GENERAL

Mrs. EDELMIRA AHUMADA PAREDES, Mexican, of legal age, from Rancho Peña Blanca of the Township of Benjamin Hill, Sonora, where she was born on February 26, 1941, a housewife, married under the community property marital regime, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city.

Mr. JOSÉ JESÚS ARVAYO GAMES, also known as JOSÉ JESÚS ARVAYO GÁMEZ, Mexican, of legal age, from El Sauz, Ures, Sonora, where he was born on July 11, 1938, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, married under the community property marital regime to LYDIA RUIZ BALBASTRO, who declares herself to be Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where she was born on August 29, 1945, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mrs. MAR¥A DEL CARMEN ARVALLO RUIZ, also known as MAR¥A DEL CARMEN ARVAYO RUIZ, Mexican, of legal age, from Hermosillo, Sonora, where she was born on March 27, 1977, a housewife, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under the community property marital regime to Mr. MART¥N CELEDONIO HAROS MONREAL, who declares to be Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on September 28, 1973, a field worker, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. HERMENEGILDO AVIÑA MÉNDEZ, Mexican, of legal age, from Rancho El Tule of the Township of La Blanca, Zacatecas, where he was born on November 5, 1950, a holder of a share of ejido (communal) lands, single living in a consensual union, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city.

[stamp:] [illegible]	Mr. GUADALUPE BALVASTRO ECHEVERR¥A, also known as GUADALUPE BALBASTRO ECHEVERR¥A, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on June 28, 1945, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under the community property marital regime to MARTHA DOLORES MOROYOQUI VALDEZ, who declares herself to be Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where she was born on November 25, 1955, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. MIGUEL BARRAGÁN MÉNDEZ, Mexican, of legal age, from Santa Ana, Sonora, where he was born on February 18, 1968, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under the community property marital regime to MARIA DEL ROSARIO HAROS MONREAL, who declares herself to be Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where she was born on May 13, 1966, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. JOSÉ RAMÓN DOLORES BARREDAS TREJO, also known as JOSÉ RAMÓN BARREDA TREJO, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on April 9, 1934, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under the community property marital regime to Mrs. MAR¥A DEL CARMEN TRASVIÑA PERALTA, who declares herself to be Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where she was born on April 5, 1933, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. LUIS BARREDA RAMIREZ, Mexican, of legal age, from Magdelena, Sonora, where he was born on November 3, 1951, a holder of a share of ejido (communal) lands, single, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city.

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Mr. ROBERTO ANTONIO BARREDA RAMIREZ, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on January 22, 1947,a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under community property marital regime to Mrs. MÓNICA VÁZQUEZ LÓPEZ, who declares to be Mexican, oflegal age, from Esqueda, Sonora, where she was born on May 4, 1949, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. ROBERTO ANTONIO BARREDA VÁSQUEZ, also known as ROBERTO ANTONIO BARRERAS VÁSQUEZ, Mexican, of legal age, from Santa Ana, Sonora, where he was born on October 29, 1965, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under the community property marital regime to Mrs. FRANCISCA DEL CARMEN ESTRELLA VALDEZ, who declares herself to be Mexican, of legal age, from Benjamin Hill, Sonora, where she was born on October 7, 1972, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. HÉCTOR BRACAMONTE ARMENTA, Mexican, of legal age, from Santa Ana, Sonora, where he was born on November 16, 1933, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under the community property marital regime to Mrs. MAR¥A RAMONA RUIZ LOZANO, who declares herself to be Mexican, of legal age, from Santa Ana, Sonora, where she was born on May 24, 1938, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. ADRIÁN BRACAMONTE RUIZ, also known as ADRIÁN BRACAMONTES RUIZ, Mexican, of legal age, from Mexicali, Baja California, where he was born on December 22, 1961, a holder of a share of ejido (communal) lands, single living in consensual union, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city.

Mr. GERARDO BRACAMONTE RUIZ, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on April 16, 1969, a holder of a share of ejido (communal) lands, married under the community property marital regime, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city.

Mr. JESÚS MANUEL BRACAMONTE RUIZ, also known as JESÚS MANUEL BRACAMONTES RUIZ, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on July 7, 1960, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under the community property marital regime to Mrs. JOSEFINA CLARK DE LA CRUZ, who declares to be Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where she was born on March 18, 1962, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. FILIBERTO BUENO TORRES, Mexican, of legal age, from Santa Ana, Sonora, where he was born on July 24, 1968, a holder of a share of ejido (communal) lands, with domicile established on Calle Yañez number 1209 (one thousand two hundred and nine), Colonia Santa Cecilia in Santa Ana, Sonora, and temporarily in this city, married under the community property marital regime to Mrs. DORA ALICIA QUINTANAR CASTRO, who declares herself to be Mexican, of legal age, from Ejido El Pantantito, Santa Ana, Sonora, where she was born on January 1, 1960, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. MART¥N CAÑEZ DELGADO, also known as MART¥N CAÑES DELGADO, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on May 4, 1963, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under the separate property marital regime, without proving it, to Mrs. SANTA EMMA HAROS MONREAL, who declares to be Mexican, of legal age, from

[illegible] same domicile as the previous appearing party, and temporarily in this city.

Mr. RUBEN CAÑEZ VALENZUELA, Mexican, of legal age, from Santa Ana, Sonora, where he was born on June 2, 1933, a holder of a share of ejido (communal) lands, single and a widower, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city.

Mr. CÉSAR MART¥N CLARK DE LA CRUZ, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on October 25, 1963, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under community property marital regime to Mrs. SANDRA MORENO DURAN, who declares herself to be Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where she was born on June 18, 1970, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. EDGARDO CLARK DE LA CRUZ, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on April 23, 1956, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under community property marital regime to Mrs. MAR¥A DEL ROSARIO MONTIEL GRANILLO, who declares herself to be Mexican, of legal age, from Hermosillo, Sonora, where she was born on November 17, 1961, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

Mr. RUBÉN CLARK DE LA CRUZ, Mexican, of legal age, from Estación Llano, Santa Ana, Sonora, where he was born on September 14, 1967, a holder of a share of ejido (communal) lands, with domicile established in Estación Llano, Santa Ana, Sonora, and temporarily in this city, married under community property marital regime to Mrs. MARCELA OLIVIA LOPEZ VALDEZ, who declares herself to be Mexican, of legal age, from Santa Ana, Sonora, where she was born on August 25, 1974, a housewife, with the same domicile as the previous appearing party, and temporarily in this city.

[stamp:] [illegible]	Mr. FRANCISCO ARTURO BONILLAS ZEPEDA, Mexican, of legal age, from Cananea, Sonora, where he was born on March 21, 1957, married, an Industrial Engineer, with domicile established on Paseo de los Álamos number 169 (one hundred and sixty-nine), Colonia Nueva Galicia, of this city.

I, THE NOTARY, CERTIFY AND ATTEST:

A).- That I have seen and examined the cited documents, in original, and have found them to be in accordance with the law.

B).- That I have assured myself of the identities of the parties hereto, who have fully identified themselves to my satisfaction, with documents containing photographs, photocopies of which have been added to the Appendices of the document under the letter “C” in the various counterparts of the Transcript issued.

C).- That in my judgment the parties hereto have the legal capacity necessary to contract and be bound, as I have no evidence to the contrary.

D). That the parties hereto have been warned of the penalties incurred by making false declarations, in terms of Article 205 (two hundred five) section I (first) of the Criminal Code of the State of Sonora.

E). That the parties hereto have read the document for themselves.

F). That I have explained to the parties hereto the value and the legal consequences of the contents of this document.

G.- That the parties hereto have declared themselves to be in agreement with the terms of the document, ratifying and signing it before me today, December 9, 2008, the date on which I provide my provisional AUTHORIZATION. IN WITNESS WHEREOF.

Property succession for GUILLERMO AHUMADA RIVERA.- JOSÉ JESÚS ARVAYO GAMES also known as JOSÉ JESÚS ARBAYO GÁMEZ.- LYDIA RUIZ BALBASTRO.- MAR¥A DEL CARMEN ARVAYO RUIZ also known as MAR¥A DEL CARMEN ARVALLO RUIZ.- MART¥N CELEDONIO HAROS MONREAL.- HERMENEGILDO AVIÑA MÉNDEZ.- GUADALUPE BALVASTRO ECHEVERR¥A also known as GUADALUPE BALBASTRO ECHEVERR¥A.- MARTHA DOLORES

9

MOROYOQUI VALDEZ. – MIGUEL BARRAGÁN MÉNDEZ.- MARIA DEL ROSARIO HAROS MONREAL.- JOSÉ RAMÓN DOLORES BARREDAS TREJO also known as JOSÉ RAMÓN BARREDA TREJO.- MAR¥A DEL CARMEN TRASVIÑA PERALTA.- LUIS BERREDA RAMIREZ.- ROBERTO ANTONIO BARREDA RAMIREZ.- ROBERTO ANTONIO BARREDA VÁSQUEZ also known as ROBERTO ANTONIO BARRERAS VAZQUEZ.- FRANCISCA DEL CARMEN ESTRELLA VALDEZ.- HÉCTOR BRACAMONTE ARMENTA.- MAR¥A RAMONA RUIZ LOZANO.- ADRIÁN BRACAMONTE RUIZ also known as ADRIÁN BRACAMONTES RUIZ.- GERARDO BRACAMONTE RUIZ.- JESÚS MANUEL BRACAMONTE RUIZ also known as JESÚS MANUEL BRACAMONTES RUIZ.- JOSEFINA CLARK DE LA CRUZ.- FILIBERTO BUENO TORRES.- DORA ALICIA QUINTANAR CASTRO.- MART¥N CAÑEZ DELGADO also known as MART¥N CAÑES DELGADO.- SANTA EMMA HAROS MONREAL.- RUBEN CAÑEZ VALENZUELA.- CÉSAR MART¥N CLARK DE LA CRUZ.- SANDRA MORENO DURAN.- EDGARDO CLARK DE LA CRUZ.- MAR¥A DEL ROSARIO MONTIEL GRANILLO.- RUBÉN CLARK DE LA CRUZ.- MARCELA OLIVIA LOPEZ VALDEZ.- MÓNICA VAZQUEZ LÓPEZ.- FRANCISCO ARTURO BONILLAS ZEPEDA.- MR. JESÚS JOSÉ FRANCISCO ARTURO LIZÁRRAGA MURGU¥A.- SIGNED. NOTARIAL STAMP. ---

[stamp:]

[illegible]

[handwritten:] “Appendix D”

MOLIMENTALES DEL NOROESTE, S.A. DE C.V.
Mina San Francisco, El Llano, Municipio de Santa Ana, Sonora

Estación Llano, Sonora, September 18, 2009

PEAL MEXICO, S.A. DE C.V.
Attn: Mr. Benito Alvarez Morán
Telephone/Fax: (642) 424-2235

HAND DELIVERED.-

By means of this letter and on behalf of Molimentales del Noroeste, S.A. de C.V., we grant PEAL MEXICO, S.A. DE C.V. entry and corresponding stay within the installations of the “San Francisco” Mine located in the Estación Llano Commission, in the Township of Santa Ana, Sonora.

Said entry and stay are granted solely for the purposes, under the conditions, and for the term established in the Commercial Unit Price Contract for Specific Works that was signed and ratified by and before the public notary by Molimentales del Noroeste S.A. de C.V. and Peal Mexico, S.A. de C.V. on September 17 of this year, specifically in compliance with clause 15.3 of said contract and others that are applicable.

SINCERELY

[stamp:]

[signature]

[illegible]

 _________________________________________

MOLIMENTALES DEL NOROESTE S.A. DE C.V.

MIGUEL ANGEL BONILLA MEZA

COMPTROLLER

[handwritten:] “Appendix E”

[stamp:]
JOSE JUAN CASTAÑON GONZALEZ
[illegible]
PUBLIC NOTARY NO. 5

[emblem:]

COAHUILA DE ZARAGOZA

[watermark]

TRANSCRIPT OF OFFICIAL PUBLIC DEED NUMBER (74) [illegible]

DATED: [illegible]

REGARDING: [illegible]

[stamp:]

[illegible]

ISSUED: FEBRUARY 28, [illegible]

ENTRY: 745 [illegible]	PAGE:	BOOK:
[illegible]

INDEPENDENCIA No. 283 SUR	C.P. 26709	TEL: (8[6]1) 612 8531

SABINAS, COAHUILA, MEXICO

José Juan Castaños Gonzalez
[stamp:]	Public Notary Number Five	[stamp:]
	City of Sabinas, Coahuila		[stamp:]
Juan Castañon Gonzales,		Orlando Moreno
Luis Rubén Montes
Atty. at Law		Santini, Atty at Law
de Oca Mena, Atty at Law
HOLDER OF NOTARY
[illegible]
	PUBLIC DEED NUMBER (74) SEVENTY-FOUR.	PUBLIC NUMBER 24
[initials]	VOLUME XVI.	Navojoa, Sonora,
Mexico

COMPARED AGAINST COUNTERPARTS	”In the City of Sabinas, Notarial District of the same name, State of Coahuila de Zaragoza, on February 28, 2005, appearing in person BEFORE ME, JOSE JUAN CASTAÑON GONZALEZ, ATTORNEY AT LAW, Public Notary Number Five, practicing in this District, and residing in this same City of Coahuila, is the Citizen BENITO ALVAREZ MORAN in his own right and on behalf of the company “PEAL PUBLIC WORK” S.A., who SAYS: That he discloses an agreement to CONSTITUTE a Commercial Company, which came to be formalized in the words of the following:

**************************** CLAUSES **************************

FIRST.- The appearing party BENITO ALVAREZ MORAN, legal representative of the company PEAL PUBLIC WORK S.A. in his own rights, hereby and via this deed, constitutes a VARIABLE STOCK CORPORATION in accordance with Mexican Laws in force.

[stamp:] [illegible]	SECOND.- That for this purpose, they obtained from the Ministry of Foreign Relations the Permit number 1901,398, FILE 200519001266, Page number 501P1G39, dated February 18, 2005, an authorization that is hereby produced and attached to the Appendices of this Deed and whose text is fully transcribed below:

[stamp:] [illegible]	--- PERMIT FROM THE MINISTRY OF FOREIGN RELATIONS.- “On the left margin a stamp that says UNITED MEXICAN STATES and the National Shield of the MINISTRY OF FOREIGN RELATIONS.- MEXICO PERMIT 1901,398.

---- FILE 200519001266, PAGE 501P1G39.--- In regard to the request submitted by MR. GUSTAVO ALFONSO CASTAÑON MEDELLIN, this Ministry grants the permit to constitute a Variable Stock Corporation under the name PEAL MEXICO S.A. DE C.V.—This permit is conditioned upon the insertion into the bylaws of the Company being constituted, of a foreigner exclusion clause or the agreement established in section I of Article 27 of the Constitution, in accordance with what is established by Articles 15 of the Foreign Investment Law and 14 of the Regulations of the Foreign Investment Law and the National Registry of Foreign Investment.--- The Party should provide notice of the use of this permit to the Ministry of Foreign Relations within six months following its issuance, in accordance with that which is established by Article 18 of the Regulations of the Foreign Investment Law and the National Registry of Foreign Investments. --- This

ED AGAINST COUNTERPARTS

José Juan Castaños Gonzalez
Public Notary Number Five
City of Sabinas, Coahuila

[stamp:]
Orlando Moreno
Santini, Atty at Law
HOLDER OF NOTARY
PUBLIC NUMBER 24
Navojoa, Sonora,
Mexico

Permit will be null and void if within ninety working days following the date of its being granted, the parties do not appear and produce before a Public Notary, the corresponding articles of incorporation of mention, in accordance with that which is established by Article 17 of the Regulations of the Foreign Investment Law and the National Registry of Foreign Investments. Additionally, it is awarded notwithstanding that which is provided by Article 91 of the Law of Industrial Property.--- The foregoing is communicated based on Articles 27 Section I of the Political Constitution of the United Mexican States, Article 28, section V of the Organic Law of Federal Public Administration, 15 of the Foreign Investment Law, and 13, 14, and 18 of the Regulations of the Foreign Investment Law, and the National Registry of Foreign Investment. --- MONTERREY, N.L., on February 18, 2005. THE REGIONAL REPRESENTATIVE.--- ATTORNEY
[stamp:]
Orlando Moreno	SANDRA E. PAMANES ORTIZ.--- SIGNED.--- STAMPED. --------------------------------------------------------- --------
Santini, Atty at Law
HOLDER OF NOTARY PUBLIC NUMBER 24	---I, THE NOTARY, ATTEST that the permit transcribed above incurs issuing fees of the amount of $565.00 (five hundred and sixty-five pesos, 00/100 National Currency), which was paid according to the Fee Payment Declaration No. SPIA004, issued by Federal Treasury.	[stamp:]
Navojoa, Sonora,		[illegible]
Mexico
--- THIRD.- The Company that is constituted is called “PEAL MEXICO”, a denomination that should be followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE [Variable Stock Corporation], or its initials S.A. DE C.V.

[stamp:] [illegible]	---- FOURTH.- The Capital Stock will be variable between the fixed minimum that cannot be withdrawn of $250,000.00 (TWO HUNDRED FIFTY THOUSAND PESOS, 00/100 NATIONAL CURRENCY), and the maximum [illegible] divided into (250) two hundred fifty ordinary registered shares, with a value of $1,000.00 (ONE THOUSAND PESOS 00/100 NATIONAL CURRENCY) each one.

---- The Capital Stock should always be subscribed by Mexicans, or by Mexican Companies with Foreigner Exclusion Clauses.

---- FIFTH.- The Company will be governed in its functioning by the Bylaws that are inserted below, and for anything not established within them, by the provisions of the General Law of Commercial Companies in the country and by the rules that complement it.

COMPARED AGAINST COUNTERPARTS

*************************** BYLAWS **************************

CHAPTER ONE

NAME, DOMICILE, PURPOSE, DURATION, AND NATIONALITY.

--- ARTICLE ONE.—The Company will be called “PEAL MEXICO”, a denomination that should be followed by the words

[stamp:] Juan Castañon Gonzales, Atty. at Law	José Juan Castaños Gonzalez Public Notary Number Five City of Sabinas, Coahuila	[stamp:] Orlando Moreno Santini, Atty at Law HOLDER OF NOTARY PUBLIC NUMBER 24 Navojoa, Sonora,	[stamp:] Luis Rubén Montes de Oca Mena, Atty at Law [illegible]
SOCIEDAD ANONIMA DE CAPITAL VARIABLE, or its initials S.A. DE C.V.
[initials]	--- ARTICLE TWO.- The domicile of the Company will be on Revolución #178 Norte, Colonia Centro, in the city of Sabinas, Coahuila. However, it may establish Agencies Mexico or Branches in any part of the Mexican Republic or Abroad and be bound to the contractual domiciles of the contracts that it enters into. With respect to their relationship to the Company, the Shareholders are subject to the Jurisdiction of the Courts and Authorities of the Company's domicile, expressly renouncing the jurisdiction of their respective personal domiciles.

--- ARTICLE THREE.- The purpose of the Company will be:

1). The construction of public or private works, excavations, movement of earth, drilling, sounding, works of preservation, repairs, the transportation of merchandise and any machinery.
[stamp:] Orlando Moreno Santini, Atty at Law HOLDER OF NOTARY PUBLIC NUMBER 24 Navojoa, Sonora, Mexico

2). Exploration, exploitation, and commercialization of Minerals.

3). Drilling and soundings, the sale and purchase of minerals, importation, the purchase and sale of industrial, mining, or transportation equipment for company purposes.

4). The acquisition of properties and mineral concessions for company purposes.

5). The purchase and handling of explosives necessary for the development of the works.
[stamp:]
[illegible]	The activities that make up the social purpose may be totally or partially developed in an indirect manner, via the ownership of stock or shares in companies with an identical or analogous social purpose.

If the legal provisions require a professional title or administrative authorization for carrying out any of the activities that constitute its social purpose, or registration in any Public Registries, said activities should be carried out by a person who holds the required title, and if relevant, they may not begin before complying with the requested administrative requirements.

José Juan Castaños Gonzalez
Public Notary Number Five
City of Sabinas, Coahuila

---- ARTICLE FOUR.- The duration of the Company will be for (99) ninety-nine years, counting from the date of the signing of this deed.

---- ARTICLE FIVE.- The nationality of this Company will be Mexican, and the founding partners or any future partners that the company might have agree that: “All foreigners who in the act of the incorporation or at a later time, acquires interest or shares in the Company, shall consequently be considered as a Mexican citizen in respect of each act, and it shall be understood that in the event of any breach of their agreement, they shall not invoke the protection of their Government, under penalty of forfeiture of such interest or shares to the Mexican Nation.”

COMPARED AGAINST COUNTERPARTS

[stamp:] [illegible] Moreno Santini
Holder of Notary Public Office Number 24
Navojoa, Sonora
Mexico

CHAPTER TWO:
---- SHARE CAPITAL AND SHARES---

= ARTICLE SIX.- The share capital will vary between a fixed minimum of $250,000.00 (TWO HUNDRED AND FIFTY THOUSAND PESOS 00/00 NATIONAL CURRENCY) without right of withdrawal and an unlimited maximum divided into 250 shares of $1,000.00 (ONE THOUSAND PESOS 00/100 NATIONAL CURRENCY) each.

= The share capital must always be subscribed by Mexicans or Mexican companies, with a foreigner exclusion clause.

= The share capital has been fully subscribed and paid for in the manner stipulated in point (1) one of the SINGLE CLAUSE of the section on TRANSITIONAL CLAUSES in this Constitution.

= ARTICLE SEVEN.- Within the fixed minimum of $250,000.00 (TWO HUNDRED AND FIFTY THOUSAND PESOS 00/00 NATIONAL CURRENCY), and the unlimited authorized maximum, the capital may be increased through contributions by Shareholders through the subscription of shares held in the Company Treasury or by the admission of new shareholders or it may be reduced by the total or partial withdrawal of these contributions up to the stipulated minimum, without any need to amend this Constitution or its by-laws, through the simple observance of the procedure set forth therein, or in the Law.

= ARTICLE EIGHT.- The Company is obligated to keep a Share Register, in which it will enter the names, addresses, and nationality of shareholders, the number of shares that they own, indicating the serial numbers, type or any other detail, as well as any transfers made; and it will also keep a Capital Increase Register, calls for capital and Decreases in Share Capital.

= ARTICLE NINE: - All shares confer the same rights and obligations. They must satisfy the requirements of Article 125, one hundred and twenty-five, of the General Law of Mercantile Corporations, they must be signed by the Chairman and Secretary of the Board of Directors or by the Sole Administrator and have numbered coupons for the payment of dividends attached to them, and include the text of clause five of the these By-laws, and the corresponding serial number.

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[stamp:] [illegible]	José Juan Castañon Gonzaléz	[stamp:] [illegible] [stamp:] [illegible]

Notary Public Number Five
Ed. Sabinas Coahuila

= ARTICLE TEN. - The increases or decreases in Share Capital in the variable portion may be done by resolution adopted by the General Assembly of Shareholders, but no other increase may be decreed until the shares constituting the aforementioned increase have been fully paid up. The relevant Assembly will establish the terms and bases on which share capital increases or decreases may be effected. Shareholders shall have the preferential right to subscribe the increases in share capital, in proportion to the number of shares they own, in accordance with article 132, one hundred and thirty-two, of the General Law of Mercantile Corporations. Any increase or decrease in Share Capital must be recorded in the Register kept for these purposes by the Company.

CHAPTER THREE
- OF GENERAL ASSEMBLIES OF SHAREHOLDERS-

= ARTICLE ELEVEN. - The shareholders convening at the General Assembly under the formalities set forth in these by-laws, constitute the supreme authority of the Company. Their legally adopted decisions are binding on all shareholders, including those absent or dissident.

= ARTICLE TWELVE. - The General Assemblies shall be held at the Registered Office, except in the case of an act of God or force majeure, whether Ordinary or Extraordinary. The former shall be held once per year, on the date set by the Sole Administrator or the Board of Directors, within four months following the end of the each financial year, in order to address matters referred to in article 181, one hundred and eighty-one, of the General Law of Mercantile Corporations. Extraordinary Assemblies shall be held whenever they are called.

= ARTICLE THIRTEEN. - Notices of Ordinary and Extraordinary General Assemblies shall be issued by the Sole Administrator or the Board of Directors or by the Statutory Auditors subject to the rights granted by the law to Shareholders to legally obtain the publication of the notice.

= ARTICLE FOURTEEN.- The notice for Assemblies, both Ordinary as well as Extraordinary, shall be issued through the publication of an advertisement in the Official Newspaper of Mexico, Federal District, or in any other with a wide circulation that is published in the domicile of the Company, whose advertisement shall appear once at least fifteen days before the scheduled date of the meeting. The notice shall indicate the date, place and time when the Assembly will be held, it will include the Agenda, and will be signed by the person issuing the notice. There will be no need to publish the notice if at the time of voting, all shares are represented at the Assembly. The Second notice that will be issued because of the lack of a quorum after the first notice, shall be done, making mention of this circumstance, within (5)five days following the date set for the holding of the Assembly in the first notice and published (5) five days prior to the date set for the meeting.

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[stamp:] [illegible] Moreno Santini
Holder of Notary Public Office Number 24
Navojoa, Sonora
Mexico

= ARTICLE FIFTEEN.- At the General Assemblies, only the matters included on the corresponding Agenda drafted by the Sole Administrator or Board of Directors will be dealt with.

= ARTICLE SIXTEEN.- In order to attend General Assemblies and participate in them, shareholders must deposit their shares at the Company’s offices or any other credit institution of recognized solvency in the Republic or Abroad, to the satisfaction of the Sole Administrator or Board of Directors. The share certificates or certificate of deposit shall be submitted to the Company at least twenty-four hours before the date when the Assembly should be held. The company will issue certification attesting to the status of the shareholder and the number of shares represented by him/her. This certificate shall be presented in the Assembly. The shares deposited or the respective certificates will only be returned to shareholders after the assembly ends and upon the presentation of this certification.

= ARTICLE SEVENTEEN.- Each shareholder has the right to attend Assemblies in person, or through a proxy, by simply issuing a power of attorney. Company Administrators and Statutory Auditors may not be Representatives. Legitimate representatives, guardians, administrators and trustees may attend the Assemblies on behalf of the persons they represent.

= ARTICLE EIGHTEEN.- The Ordinary General Assembly shall be deemed to be legally constituted by virtue of the first notice, if at least (50%) fifty percent of the share capital is represented. In the event of a second notice, it will be legally constituted regardless of the number of shares represented by the shareholders present and its decisions will be valid only if the majority of the shareholders present vote in favor of these decisions. The Extraordinary General Assembly shall be deemed to be legally constituted by virtue of the first notice, if at least three quarters of the share capital is represented. In the event of a second notice, it shall be legally constituted regardless of the number of shares represented and its decisions will be valid, in both cases, only if at least 50% percent of the share capital is represented by the shareholders present.

= ARTICLE NINETEEN.- The Assembly will be chaired by the Sole Administrator, or the Chairman of the Board of Directors, or anyone who normally substitutes for him in his/her duties. In the absence of the aforementioned, the Assembly will be chaired by the shareholder selected by the attendees. The Secretary of the Assembly will be the same person serving as the Secretary on the Board. In his/her absence, or if the company is managed by a Sole Administrator, someone who is not necessarily a shareholder may be selected by the majority of the shareholders present, to be the Secretary. The Chairman will appoint two scrutineers. Voting will be based on economic value, unless at least three of the shareholders ask that it be nominal. Each Assembly of Shareholders will have minutes that will be entered into the respective book, and this document must be signed by the Chairman, the Secretary and the Scrutineers, as well as by the Statutory Auditor(s) present. The documents submitted for consideration by the Assembly will be attached to the appendix.

[stamp:] [illegible]		[stamp:] CERTIFIED
[stamp:] [illegible]
[stamp:] [illegible]	José Juan Castañon Gonzaléz	[stamp:] [illegible] [stamp:] [illegible]
Notary Public Number Five
Ed. Sabinas Coahuila

= ARTICLE TWENTY.- In Ordinary and Extraordinary Assemblies, each share gives the right to one vote.

= ARTICLE TWENTY-ONE: - The agreement of the Extraordinary General Assembly will be required for: I.- The extension of the life or early dissolution of the Company.- II.- The increase or decrease of share capital in the fixed portion or the number and value of the shares into which it is divided.-III.- The change in the object of the Company.-IV.- The transformation of the Company.-V.- The change of nationality of the Company.-VI.- The merging with one or several Companies.- VII.- The issuance of preference or dividend-right shares, the amortization by the Company of its own shares, the issuance of bonds and debentures.- VIII.- The making of any other amendment to the Constitution.- IX.- Other matters for which the Law or the Constitution require a special quorum.

= ARTICLE TWENTY-TWO.- The Sole Administrator, or if applicable, the Board of Directors and the Company’s Statutory Auditors may not vote in the deliberations on the approval of the Balance Sheet or their responsibilities. Shareholders who in a specific transaction hold some interest that is contrary to the Company, whether for themselves or another party, may not vote in the related deliberations.

= ARTICLE TWENTY-THREE.- If for some reason all the matters on the Agenda cannot be dealt with on the date when the Assembly is held, this Assembly may hold sessions on days agreed on, without the need for the issuance of a new notice.

CHAPTER FOUR
- MANAGEMENT AND SUPERVISION OF THE COMPANY –

= ARTICLE TWENTY-FOUR.- The Company will be managed by a Sole Administrator or by a Board of Directors, as determined by the Ordinary General Assembly of Shareholders. The Board of Directors will comprise the number of Members agreed on by the General Assembly that appoints them.

= ARTICLE TWENTY-FIVE.- The Sole Administrator or the Board of Directors will have a term of (1) one year, which will run from one Ordinary Assembly to the next, of the same type. However, if no new appointment is made, they will continue in their posts until persons are appointed to replace them. They will receive as remuneration the sums determined by the Assembly and their payment shall be made during the same year, in the form determined by the same Assembly or the Board of Directors, if applicable.

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[stamp:] [illegible] Moreno Santini
Holder of Notary Public Office Number 24
Navojoa, Sonora
Mexico

= ARTICLE TWENTY-SIX.- When the Company is managed by a Board of Directors, shareholders representing a number of shares equal to at least (25%) twenty-five percent of the total number of shares, shall have the right to appoint a Board Member.

= ARTICLE TWENTY-SEVEN. – The Board of Directors shall meet whenever a meeting is called by the Chairman or when a written request is made to the Secretary by three board members. The meeting shall be deemed to be legally constituted once the majority of the Board Members are in attendance and decisions will be made by majority of votes of the Board Members present. Minutes will be recorded for all the meetings of the Board, and will indicate the resolutions adopted and these minutes will be signed by the Chairman and the Secretary.

= ARTICLE TWENTY-EIGHT.- The Board, from among its members, shall select a Chairman, who will also be the President of the Company, who will chair the Shareholders’ Assemblies, represent the Company before all types of authorities, monitor company operations in accordance with the provisions set forth in these By-laws, the relevant regulations issued by the Company, and the agreements or provisions agreed on by the Shareholders’ Assembly or the Board, as the case may be. The Chairman will enforce the resolutions of the Board, notwithstanding the powers that the Board itself may confer on the Director or Manager appointed by it.

= ARTICLE TWENTY-NINE.- The Board will also appoint a Secretary, who does not have to be a Shareholder. The appointment of the Chairman and Secretary will also be revocable, by agreement of the Board.

= ARTICLE THIRTY.- Each Board Member, upon assuming his/her duties shall issue a guarantee to cover the performance of his/her duties, by depositing the sum of $2,000.00 (TWO THOUSAND PESOS 00/100 NATIONAL CURRENCY), or by a bond issued by an authorized Company.

CHAPTER FIVE
---FINANCIAL YEARS AND FINANCIAL INFORMATION---

= ARTICLE THIRTY-ONE.- Financial years will begin on the first of January and end on the thirty-first of December each year. An exception will be the first financial year, which will be calculated from the date of signing of the Constitution until the thirty-first of December, nineteen hundred and ninety-nine. The General Assembly of Shareholders may change its date for the closure of the financial year, without this being interpreted as an amendment to the By-laws, since in any case, authorization has to be granted by the competent authorities and the corresponding procedures carried out regarding any such change.

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[stamp:] [illegible]	José Juan Castañon Gonzaléz	[stamp:] [illegible] [stamp:] [illegible]
Notary Public Number Five
Ed. Sabinas Coahuila

= ARTICLE THIRTY-TWO.- Within three months of the closure of each financial year, the financial reports shall be prepared, in accordance with the generally accepted accounting principles, which will include the General Balance Sheet, Statement of Income, Statement of Origin and Use of Resources, Statement of Changes in Shareholders’ Equity and Explanatory Notes thereto, as well as a report from the Board regarding the progress of the Company, the main policies followed, and if applicable, existing projects.

= ARTICLE THIRTY-THREE.- The submission of the report and financial information alluded to in the above provision, is the responsibility of the Board. This information, along with supporting documentation, shall be submitted to the Statutory Auditor at least (30) thirty days prior to the scheduled date of the Annual General Assembly of Shareholders.

= ARTICLE THIRTY-FOUR.- The financial information, annexes, and report from the Auditor shall remain in the possession of the Board for (15) fifteen days prior to the date of the Assembly, so that they may be examined by the Shareholders at the Company’s Offices.

= ARTICLE THIRTY-FIVE.- (5%) five percent of the net profit reflected on the General Balance Sheet approved by the Assembly, will be set aside for the constitution or reconstitution, as the case may be, of the legal reserve fund, until this amount reaches (20%) twenty percent of the paid-up share capital. The remainder will be used, as agreed on by the Ordinary General Assembly of Shareholders.

= ARTICLE THIRTY-SIX.- The dividends decreed by the Assembly shall be paid by the Board in the manner, terms and periods agreed on by the Assembly, except for those stipulated in articles 18 and 19 of the General Law of Mercantile Corporations.

= ARTICLE THIRTY-SEVEN.- The Statutory Auditor, within (15) fifteen days of receiving the report from the Board and the financial information, will issue an opinion on these documents with the relevant remarks.

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

CHAPTER SIX
---DISSOLUTION AND LIQUIDATION---

= ARTICLE THIRTY-EIGHT.- The Company will dissolve for any of the reasons indicated in Article 229, two hundred and twenty-nine, of the General Law of Mercantile Corporations.

[stamp:] [illegible] Moreno Santini
Holder of Notary Public Office Number 24
Navojoa, Sonora
Mexico

= ARTICLE THIRTY-NINE.- Once the Company has been dissolved, it will be put into a state of liquidation. One or more liquidators appointed by the Extraordinary General Assembly of Shareholders will be tasked with the liquidation. If the Assembly does not appoint them, a Civil or District Judge of the domicile of the Company will do so, at the request of any shareholder.

= ARTICLE FORTY.- In the absence of express instructions to the contrary from the Assembly or the liquidators, the liquidation will be carried out according to the following general guidelines:

-a) Conclusion of pending business in the manner that is least prejudicial to Creditors and Shareholders.

-b) Preparation of the Final Balance Sheet of the liquidation of inventory.

-c) Debt collection and payment of debts.

-d) Sale of Company assets and use of its products for the purposes of the liquidation.

-e) Distribution of the remainder among shareholders in proportion to the shares that each of them holds.

= ARTICLE FORTY-ONE.- During the liquidation, the Assembly shall meet under the terms and conditions set forth in Chapter Three of these By-laws, with the liquidators performing for that Assembly, the duties that in the normal life of the Company would be the responsibility of the Board.

= ARTICLE FORTY-TWO.- The Statutory Auditor shall, during the liquidation and with regard to the liquidators, perform the same duties that in the normal life of the Company would be the carried out in relation to the Board.

= ARTICLE FORTY-THREE,- Once the liquidation operations have been concluded, the liquidator(s) will call the General Assembly so that the Liquidation Statement of Accounts may be examined at that Assembly, an opinion may be issued on them, and a resolution adopted on the use of the remainder, if there is any.

[stamp:] [illegible]	[stamp:] CERTIFIED
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TRANSITIONAL CLAUSES

  CLAUSE ONE.- The Grantors, having met, upon signing this Constitution, in accordance with the provisions of Articles (6) Six, Subsection IX, 89 Subsection (I) one and (V) five, the corresponding [illegible] of the General Law of Mercantile Corporations, in force in the country, adopted the following agreements by absolute majority:

-I. Be it resolved that “PEAL MEXICO,” A LIMITED LIABILITY COMPANY OF VARIABLE CAPITAL, be administered by the Sole Administrator, Mr. BENITO ALVAREZ MORAN.

[stamp:] [illegible] José Juan Castañon Gonzaléz [stamp:] [illegible] [stamp:] [illegible]
Notary Public Number Five
Ed. Sabinas Coahuila

SOLE ADMINISTRATOR, i.e., MR. BENITO ALVAREZ MORAN.

---II.- The Company’s shares shall be distributed as follows:

SHARES
BENITO ALVAREZ MORAN	1
PEAL OBRA PUBLICA, S.A.	249

---III. FRANCISCO JAVIER CANELO TEJEDA is appointed STOCKHOLDER REPRESENTATIVE [COMISARIO] of “PEAL MEXICO”, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE [variable-capital joint-stock corporation - S.A. de C.V.], who shall execute his responsibilities until such time as his successor is appointed.

---IV. “PEAL MEXICO”, SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE awards the following powers of attorney:

I).- MR. BENITO ALVAREZ MORAN is appointed Legal Representative, Employer Representative and General Legal Attorney-in-Fact for the Company, and is awarded and conferred GENERAL AUTHORITY to exercise, jointly or separately, as the case may be, throughout the entire extent of the Mexican Republic and abroad, before all classes of individuals or legal entities and before all classes of authorities, without any distinction whatsoever, whether federal, state, municipal, judicial, administrative, legislative, tax-related or labor-related, such as the Mexican Social Security Institute [Instituto Mexicano del Seguro Social] (IMSS), the Institute for the National Workers Housing Fund [Instituto del Fondo Nacional de la Vivienda para los Trabajadores] (INFONAVIT), the Incentive and Guarantee Fund for Worker Consumption [Fondo de Fomento y Garantia para el Consumo de los Trabajadores] (FONACOT) and [illeg.], containing the following POWERS OF ATTORNEY and authority:

A).- GENERAL AND EXTENSIVE POWER OF ATTORNEY FOR CLAIMS AND COLLECTIONS. To represent the Awarding Company “PEAL MEXICO, S.A. DE C.V.”, jointly or separately, with all general and special authority requiring special clauses under the law, with no restrictions whatsoever, under the most extensive terms of Articles 2554, 2587 and 3008 of the Federal District Civil Code [Código Civil] in Common Matters, for the entire Republic in Federal Matters, and the correlating and concordant parts of the civil codes for the other states of the Mexican Republic. Consequently, THE GENERAL LEGAL ATTORNEY-IN-FACT and LEGAL REPRESENTATIVE MR. BENITO ALVAREZ MORAN is authorized to represent the Awarding Company PEAL MEXICO, S.A. DE C.V. jointly or separately, before individuals and legal entities and before all classes of authorities of any court forum, whether judicial, civil or criminal.

-- GENERAL POWER OF ATTORNEY FOR CLAIMS AND COLLECTIONS, with all general and special authority requiring special clauses under the law, with no restrictions whatsoever, under the most extensive terms of Articles 3008 (three thousand eight), first paragraph and 2481 (two

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[stamp]

thousand, four hundred eighty-one) of the Civil Code for the State of Coahuila and the correlating and concordant parts of 2554 (two thousand, five hundred fifty-four), first paragraph, and 2587 (two thousand, five hundred eighty-seven) of the Federal District Civil Code in common matters, applicable throughout the entire Republic in federal matters, as well as the correlating and concordant parts of the civil codes for the other states of the Mexican Republic. Consequently, the Sole Administrator or the Board of Directors are entitled to represent the Company before all classes of authorities of any court forum, whether judicial (civil or criminal), administrative or labor-related, at both the federal and local levels, throughout the entire extent of the Mexican Republic or abroad, in court or out of court, to pursue any type of judgments of a civil, commercial, administrative, criminal or labor-related kind, including writs of relief, to pursue all corresponding proceedings and to refrain from any judgment or proceeding, including writs of relief, to file appeals against interlocutory and final decisions, to consent to favorable ones and request revocation due to contrary judicial authority, to challenge claims filed against the Company, to file and present complaints, reports and accusations and to assist the Public Ministry in criminal proceedings, potentially naming the Company as civil party in such proceedings, granting pardons in cases that so merit, acknowledging signatures, documents and [illeg.] that arise to the contrary, presenting witnesses, [illeg.] to the contrary, interrogating them and representing them, preparing and answering interrogatories, settling and compromising in arbitration and rejecting [illeg.] judges and other judicial officials, without cause, [illeg.] penalty of law, as well as [illeg.].

= b).- GENERAL POWER OF ATTORNEY THROUGH THE DELEGATION OF LEGAL REPRESENTATION OF THE CONTRACTING COMPANY, to represent the [illeg.] in labor proceedings in accordance with the terms and for the purposes referred to in Articles 11, 46, 47, 134 Section 111, 623, 692 Sections II and III, 694, 695, 786, 787, 873, 874, 876, 878, 880, 883, 884 and 899, in relation to aspects applicable thereto in Chapters XII and XVII of [illeg.] Fourteen, all of the current Federal Labor Law, with the powers, obligations and rights to which such legal provisions refer in matters of legal standing. It also confers in its favor PERSONAL REPRESENTATION pursuant to Article 11 of the aforementioned Federal Labor Law. The POWER OF ATTORNEY that is granted, the LEGAL REPRESENTATION that is delegated and the EMPLOYER REPRESENTATION that is [illeg.] pursuant to this instrument shall be exercised by the Sole Administrator or Board of Directors, with the [illeg.] authority that is [illeg.] the Sole Administrator or the Board of Directors in their capacity as EMPLOYER LEGAL REPRESENTATIVE, they may take action before or against the Union or Unions with which Collective Labor Agreements have been entered into, [illeg.], they may take action before or against individual workers, and for all aspects of individual conflicts,

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[stamp:] [illegible]	José Juan Castañon Gonzaléz	[stamp:] [illegible] [stamp:] [illegible]
Notary Public Number Five
Ed. Sabinas Coahuila

in general for all worker and employer matters to be exercised before any of the Labor and Social Services authorities to which Article 523 of the Federal Labor Law refers; it may also be exercised before Reconciliation and Arbitration Boards, whether local or federal. Consequently, the Sole Administrator or the Board of Directors, in the capacity of EMPLOYER REPRESENTATIVE, on behalf of the Company, may appear before the Labor Court with all powers and authority mentioned in Parts a), b), c), d), e) and f) of this clause, where applicable, and shall also undertake EMPLOYER REPRESENTATION for purposes of Articles 11 (eleven), 46 (forty-six) and 47 (forty-seven), and LEGAL REPRESENTATION of the Company for purposes of attesting to its legal standing and capacity, whether in court or out of court, pursuant to Article 692, Sections II and III; they may appear for issuing replies to interrogatories pursuant to Articles 787 and 788 of the Federal Labor Law, with authority to prepare and answer interrogatories and issue replies to interrogatories in all their parts, they may identify contractual domiciles for receiving summons pursuant to Article 876, they may appear with complete EMPLOYER LEGAL REPRESENTATION, sufficient as to attend the hearing to which Article 876 refers, in the three phases of reconciliation, claim and objections, and offering and admitting evidence, pursuant to Articles 875, 876 Sections I and VI, 877, 878, 879, 880, they may also attend hearings for the production of evidence pursuant to Articles 873, 874, all of them articles of the Federal Labor Law, [illeg.] granted authority to offer and accept formulas for reconciliation, enter into transactions, make all types of decisions, negotiate and subscribe labor accords, whether judicial or extra-judicial, and at the same time they may act as COMPANY REPRESENTATIVE in the capacity of Administrator, with respect to and for all types of judgments and labor proceedings, whether individual or collective, processed before any authorities, they may enter into labor agreements and rescind them, offer [illeg.], with the Company ratifying everything that the Sole Administrator or the Board of Directors, in their capacity as EMPLOYER LEGAL REPRESENTATIVE, may do at such hearings.

= c).- GENERAL POWER OF ATTORNEY TO ADMINISTER the businesses and corporate assets, in accordance with the most extensive terms of Article 3008, second paragraph, of the current state Civil Code, and its correlative and concordant parts of 2554, second paragraph of the Federal District Civil Code in common matters, applicable throughout the entire Republic in federal matters, as well as the correlative and concordant parts of the civil codes of the other states of the Mexican Republic.

= d).- GENERAL POWER OF ATTORNEY FOR ACTS OF OWNERSHIP, in the most extensive terms of the third paragraph of Article 3008 of the current civil code in the state, and its correlative and concordant parts of the third paragraph of Article 2554 of the Federal District Civil Code

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[stamp]

in common matters, applicable throughout the entire Republic in federal matters, as well as its correlative and concordant parts of the civil codes for the other states of the Mexican Republic, with the Sole Administrator or Board of Directors being authorized with the most extensive authority for the disposition, assignment, encumbrance and imposition of restrictions on ownership of all kinds over chattel and real assets, including real and personal rights inherent thereto, and with all authority to take measures of any kind to defend them.

= e).- POWER OF ATTORNEY FOR EXCHANGE, to draft, accept, endorse, release, subscribe, guarantee, certify and in any manner issue credit instruments in the name and on behalf of the Awarding Company, in accordance with the most extensive terms set in Articles 9 (nine), 85 (eighty-five) and 174 of the Mexican General Law Concerning Credit Instruments and Operations [Ley General de Titulos y Operaciones de Crédito], including the authority to award guarantees and surety and to accept credit instruments issued, drafted or subscribed by third parties, for purposes of guaranteeing obligations to third parties with or without compensation, including the authority to issue checks and sign contracts with Lending Institutions, Securities Market Intermediaries, Auxiliary Lending Organizations, Investment Companies and Exchange Houses, to dispose of or deposit funds, lending instruments or securities.

= f).- GENERAL POWER OF ATTORNEY to grant and, in turn, revoke General and Special Powers of Attorney, as well as to delegate authority in whole or in part, including the power to authorize the ATTORNEY-IN-FACT to whom Powers of Attorney are delegated, to in turn delegate such authority as he deems appropriate, including the delegation authority itself. Upon substituting this MANDATE, in whole or in part, the Sole Administrator or Board of Directors shall not lose such authority as has been granted thereto.

---I. For the first Fiscal Year the Company shall adopt as administration system a sole administrator, who shall have the authority set forth in Article THIRTY-ONE of the Bylaws, which shall be considered as reproduced in all its parts as if it had been textually inserted herein.

THE SOLE ADMINISTRATOR OF THE COMPANY SHALL BE MR. BENITO ALVAREZ MORAN.

LEGAL EXISTENCE OF THE COMPANY

= MR. BENITO ALVAREZ MORAN hereby represents that his Principal, “PEAL OBRA PUBLICA” S.A., is legally organized in accordance with the Laws of the Country of Spain, pursuant to Public Registration Number 455, notarized by Mr. ANGEL BENITEZ DONOSO CUESTA, Madrid Notary, under Record 3, Page No. M-147.309, File 137, Volume 9,153.

LEGAL CAPACITY:

[stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[stamp:] [illegible]	José Juan Castañon Gonzaléz	[stamp:] [illegible] [stamp:] [illegible]
Notary Public Number Five
Ed. Sabinas Coahuila

[illeg.] Mr. BENITO ALVAREZ MORAN attests to the legal capacity with which he appears pursuant to the SPECIAL POWER OF ATTORNEY dated May 11, 2004 of the Commercial Corporation named “PEAL OBRA PUBLICA, S.A.,” with Public Registration Number 658 (six hundred fifty-eight), notarized by the Notary of the Illustrious Notary College of Valladolid [Spain], IGNACIO GIL ANTUÑANO VIZCAINO, dated May 11, 2004, granting the authority by which he hereby appears.

GENERAL INFORMATION

= The appearing party swears to the following:

--- MR. BENITO ALVAREZ MORAN, a Spanish citizen, of legal age, resident of La Pola de Gordon (León), calle Reíno de León, Number 5, 2nd, temporarily residing in this City.

--- I, THE NOTARY, ATTEST----------

I. To the truthfulness of this instrument;

II. That I personally know the appearing party, whom I believe to have legal capacity to contract and bind himself, and that I am aware of no information to the contrary;

III. That the information related and included herein agrees faithfully with the original document to which I refer, and which I have personally seen;

IV. That all the appearing parties read this instrument for themselves;

V. To having noted the need to register with the Public Commercial Registry the domicile corresponding to the company, the first copy of this instrument is issued;

- The appearing parties stated their agreement with this instrument, and having explained to them the scope and legal consequences of its content, they ratified it in all its parts and signed it in my presence on this day, February 28, 2005, with the undersigned notary affixing my signature and seal, TO WHICH I ATTEST.

APPEARING PARTY--- MR. BENITO ALVAREZ MORAN, ON BEHALF OF THE COMPANY “PEAL MÉXICO, S.A. DE C.V.” -- SIGNATURE -- REVIEWED BY MYSELF --- LIC. JOSE JUAN CASTAÑON GONZALEZ, NOTARY PUBLIC NUMBER FIVE CAGJ-490312[illeg.] 4.- SIGNATURE AND SEAL OF THE AUTHORIZING NOTARY.--- THIS DAY OF ITS GRANTING, I DEFINITIVELY AUTHORIZE THE ABOVE INSTRUMENT, NATURALLY INCURRING NO TAX WHATSOEVER, TO WHICH I ATTEST. LIC. JOSE JUAN CASTAÑON GONZALEZ, NOTARY PUBLIC NUMBER FIVE - CAGJ-490312[illeg.] 4. SIGNATURE AND SEAL OF THE AUTHORIZING NOTARY. TO WHICH I ATTEST.

stamp:] [illegible]	[stamp:] CERTIFIED
[stamp:] [illegible]

[SEAL STAMP Top Left– United States of Mexico. Lic Orlando Moreno Santini. REGULAR NOTARY OF NOTARIAL OFFICE. PUBLIC NUMBER 24. Navojoa, Sonora Mexico.]

[SEAL STAMP Center Right – Lic. Jose Juan Casteñon Gonzalez – Public Notary –

Sabinas District – State of Coahuila Zaragoza]

[SEAL STAMP Center Bottom. STATE GOVERNMENT OF THE STATE OF COAHUILA. PUBLIC RECORD. SABINAS CC]

[Vertical, Right Column – CERTIFIED]

ARTICLE (3008) THREE THOUSAND AND EIGHT OF THE COAHUILA CIVIL CODE.--- In all general powers of attorney for litigation and collections, it will be sufficient that what is said will be awarded with all general and special powers that are required in the special clause in conformity to the law, which are understood as granted without any limitation. Within the General Powers of Attorney for Property Administration, it will be sufficient that it is given in this manner, so that the representative may have all power of ownership in relationship to the property, such as all types of management, with the goal of protecting them.—When it is desired to limit these three aforementioned cases, the powers of the representatives, the limitations will be consigned or the powers will be special. The Notaries will insert this article into the testimonies of the powers that are awarded.

THE FIRST FAITHFUL AND EXACT TESTAMENT TAKE FROM ITS ORIGINAL, WHICH IS FILED IN THE RECORDS OF THIS NOTARY OFFICE IN MY CUSTODY OF THE CURRENT YEAR, WILL BE ON EIGHTEEN USEFUL SHEETS DULY CHECKED, COLLATED, AND SEALED IN CONFORMANCE TO THE LAW.—I ISSUE THIS DOCUMENT FOR THE INTERESTED AND AUTHORIZED IN THIS CITY OF SABINAS COAHUILA ON THE TWENTY EIGHTH DAY OF THE MONTH OF FEBRUARY OF THE YEAR TWO THOUSAND AND FIDE --- I ATTEST - - - - -

[Signature]

LIC. JOSE JUAN CASTANON GONZALEZ PUBLIC NOTARY NUMBER FIVE

CAGI 490312 4

DOCUMENT WAS RECEIVED, BY THE OFFICIAL LOCATED IN THE CITY OF _Sabinas___, COAHUILA, AT _10 am__ ON THE _24th_ DAY OF _May______, OF _2005__ AND IS REGISTERED ON THE _25th_ DAY OF _May__, OF _2005___, UNDER THE RECORD NUMBER _746___, SECTION _S.C._ BOOK _8__, SECTION _C 1__, I ATTEST

[Signature]      [Signature]

OF THE SECRETARY LIC. JOSE JUAN CASTANON GONZALEZ

PUBLIC NOTARY NUMBER FIVE CAGI 490312ND 4

LIC. JOSE JUAN CASTAÑON GONZALEZ

PUBLIC NOTARY NUMBER 5

[SEAL STAMP – COAHUILA OF ZARAGOZA]

TESTIMONY OF THE PUBLIC RECORD NUMBER: 223 TWO HUNDRED AND TWENTY THREE

ISSUED ON: JUNE 10TH OF THE YEAR 2005

DATED: JUNE 8th OF THE YEAR 2005

RELATIVE TO: MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE PEARL MEXICO, S.A. DE C.V. CORPORATION

RECORD: 757 S-C FILE: SECTION: C 1 BOOK: 8

INDEPENDENCE No. 283 SOUTH C.P 26700 TEL: (861) 612-85-31

SABINAS, COAHUILA, MEXICO

[SEAL STAMP Left Column– United States of Mexico. Lic Orlando Moreno Santini. REGULAR NOTARY OF NOTARIAL OFFICE. PUBLIC NUMBER 24. Navojoa, Sonora Mexico.]

[SEAL STAMP Left Column Top– Lic. Jose Juan Casteñon Gonzalez – Public Notary –

Sabinas District – State of Coahuila Zaragoza]

[SEAL STAMP Center Top – United States of Mexico. Lic Orlando Moreno Santini. REGULAR NOTARY OF NOTARIAL OFFICE. PUBLIC NUMBER 24. Navojoa, Sonora Mexico.]

[DATE STAMP Center Top – GOVERNMENT OF THE STATE OF SONORA. SECRETARY OF FINANCE. JUNE 10TH 2008. INSTITUTE OF REAL ESTATE & REGISTRY. PUBLIC RECORD OF PROPERTY. REGISTRY OFFICE. NAVOJOA, SONORA.]

[Vertical, Right Column – COLLATED]

PUBLIC RECORD NUMBER: 223 TWO HUNDRED AND TWENTY THREE

VOLUME XVI

““In the city of Sabinas, Notarial District of the same name, State of Coahuila of Zaragoza on the (08) eighth day of the month of June of the year (2005) two thousand and fine, BEFORE MYSELF B.A. JOSE JUAN CASTAÑON GONZALEZ, Public Notary number Five in practice in this District, personally known to me Mister BENITO ALVAREZ MORAN who by his legal status is of Spanish nationality, of age, resident of La Pola de Gordon (León) Reino de León street, number 5, 2nd, within the transit limits of this City of Sabinas, Coahuila, to protocol the Act of SPECIAL GENERAL ASSEMBLY of the date of the 31st of May of the year 2005, which copied verbatim reads:

““In the City of Sabinas, Coahuila, being (10:00) ten hours of the day (31) thirty one of May of the year (2005) two thousand and five, meeting in this city of Sabinas, Coahuila the Shareholders of the society PEAL MEXICO, S.A. DE C.V. with the goal to hold a General Shareholders assembly, those who were opportunely cited.

Carried out the meeting of the Shares, having emitted the decision of the partners, being the following: having found represented 250 Shares of ordinary, common, nominative, having a nominal value of $1,000.00 (ONE THOUSAND PESOS 00/11 M.N.) each of which correspond to the total social Capital according to the List of Attendance that was created and signed by the partners PEAL. PUBLIC WORK S.A. and MR. BENITO ALVAREZ MORAN.

In continuation with the base of the Certification previously provided, the Sole Administrator communicated: That being represented 100% (One Hundred percent) of the Social Capital, declares the assembly installed and with Legal capacity to resolve the matters that are at hand, without the necessity of the requirement of the previous summons, in virtue of being represented all of the Shares that are divided from the Social Capital, manifesting that which will be validated by the accord of this Assembly to be adopted, informing those present that their presence is necessary from the start of the Assembly until the ending, the previous notice approving the Act that is xto be created.

Promptly the Sole Administrator of the assembly proceeded to give a reading of the Order of the Day proposed by the following:

ORDER OF THE DAY

1. – CHANGE OF THE HEAD OFFICE OF THE BUSINESS PEAL MEXICO, S.A. DE C.V.

[SEAL STAMP Top Right – United States of Mexico. Lic Orlando Moreno Santini. REGULAR NOTARY OF NOTARIAL OFFICE. PUBLIC NUMBER 24. Navojoa, Sonora Mexico.]

[Vertical, Right Column – COLLATED]

2. NAMING OF THE DELEGATE AT THE END OF PROTOCOL OF THIS ACT OF ASSEMBLY

After having been approved by the unanimous vote in the Order of the Day, he proceeded in his development.

RESOLUTION

1.- In relief of the first point of the order of the Day, we agreed in unanimous vote that a modification will be made to the head office of the business “PEAL MEXICO, S.A. DE C.V.” remaining in the following manner:

A).- The new Head Office of the business will be Ocampa Street #105-B, Colonial Center in the city of Navojoa, Sonora.

2.- In relief of the second point of the order of the day:

A).- MR. BENITO ALVAREZ MORAN is designated as Special Delegate of this assembly in order that before a Public Notary and by election, the present Act may be protocolized.

By this motive and in agreement with the Held Assembly on the 31st day of May of 2005 at 10:00 (10) hours in this City of Sabinas, Coahuila, and approving the established points in the order of the day and with the result of changing the address of the group “PEAL MEXICO” S.A. DE C.V. and ending the Assembly at 11:00 (eleven) hours of the 31st day of May of 2005 signed into being by the participating parties.

BENITO ALVAREZ MORAN, BY HIS OWN RIGHTS AND IN REPRESENTATION OF THE BUSINESS PEARL OBRA PUBLICA, S.A. DE C.V. – SIGNED - - - - - - - - - - -

LEGAL EXISTENCE OF THE GROUP

-- Accrediting the Legal Existence of the Group of MR. BENITO ALVAREZ MORAN with the First Testimony of the Public Record Number 74 of the date 28th of February of 2005, made before and witnessed by the undersigned Notary LIC. JOSE JUAN CASTAÑON GONZALEZ, Public Notary Number five, currently in practice in the Notarial District of Sabinas, Coahuila with residence in the same City; that which is found duly written in the Public Property Record of the city of Sabinas, Coahuila under the Record No. 746 S.C., File --, Book 8, Section CI the date of the 25th of May of the year 2005.

PERSONALITY:

-- The MR. BENITO ALVAREZ MORAN, appointing this personality with the same act of Assembly, in which he was authorized for the representation before this Notary in order to bring to protocol this act.

[SEAL STAMP Top Center, Right and left column – United States of Mexico. Lic Orlando Moreno Santini. REGULAR NOTARY OF NOTARIAL OFFICE. PUBLIC NUMBER 24. Navojoa, Sonora Mexico.]

[SEAL STAMP Top Left and bottom right – Lic. Jose Juan Casteñon Gonzalez – Public Notary – Sabinas District – State of Coahuila Zaragoza]

[Vertical, Left Column – COLLATED]

Lic. José Juan Castañón González

Public Notary Number Five

Sabinas, Coahuila

The undersigned Notary CERTIFIES AND TESTIFIES.

A). in truthfulness of this act.

B). That which is transcribed and inserted faithfully and legally agrees with the text of the Assembly from which it was taken.

C). That it was warned to the concerned party that he should register in the Public Property Record, the corresponding location, the testimony of this act that is awarded.

D). That the concerned party entered the content, value, reach, and judicial consequences of the act, that are consigned in this Document manifest in conformity with the content of the written signature for due consistency, in the presence and union of the undersigned Notary, this 8th day of June of the year 2005. – I ATTEST.-

THE CONCERNED PARTY: --MR. BENITO ALVAREZ MORAN—IN HIS ROLE AS SOLE MANAGER OF THE ASSEMBLY OF PEAL MEXICO, S.A. DE C.V. –SIGNS- BEFORE MYSELF:- LIC. JOSE JUAN CASTAÑON GONZALEZ.—PUBLIC NOTARY NUMBER FIVE. –CAGJ-490312ND4. –SIGN- AND THE SEAL OF THE NOTARY AUTHORIZES.—TODAY WITH HIS SIGNATURE DEFINITIVELY AUTHORIZES THE ACT THAT PROCEEDS, UNTIL LATER BY NO UNFORESEEN CAUSE – I ATTEST.- LIC JOSE JUAN CASTAÑON GONZALEZ – PUBLIC NOTARY NUMBER FIVE. –CAGJ-490312ND4. – SIGN -- AND THE SEAL OF THE NOTARY AUTHORIZES.— I ATTEST

THE FIRST FAITHFUL AND EXACT TESTAMENT TAKE FROM ITS ORIGINAL, WHICH IS FILED IN THE RECORDS OF THIS NOTARY OFFICE IN MY CUSTODY OF THE CURRENT YEAR, WILL BE ON EIGHTEEN USEFUL SHEETS DULY CHECKED, COLLATED, AND SEALED IN CONFORMANCE TO THE LAW.—I ISSUE THIS DOCUMENT FOR THE INTERESTED AND AUTHORIZED IN THIS CITY OF SABINAS COAHUILA ON THE TWENTY EIGHTH DAY OF THE MONTH OF FEBRUARY OF THE YEAR TWO THOUSAND AND FIDE --- I ATTEST - - - - -

PASSING BEFORE MYSELF:

[Signature]

LIC. JOSE JUAN CASTANON GONZALEZ

PUBLIC NOTARY NUMBER FIVE CAGI 490312ND 4

[SEAL STAMP Top Right, Left Column – United States of Mexico. Lic Orlando Moreno Santini. REGULAR NOTARY OF NOTARIAL OFFICE. PUBLIC NUMBER 24. Navojoa, Sonora Mexico.]

[SEAL STAMP Center. STATE GOVERNMENT OF THE STATE OF COAHUILA. PUBLIC RECORD. SABINAS CC]

[Vertical, Right Column – COLLATED]

DOCUMENT WAS RECEIVED, BY THE OFFICIAL LOCATED IN THE CITY OF _Sabinas___, COAHUILA, AT _10 am__ ON THE _24th_ DAY OF _May______
, OF _2005__ AND IS REGISTERED ON THE _25th_ DAY OF _May__, OF _2005___, UNDER THE RECORD NUMBER _757___, SECTION _S.C._ BOOK _8__, SECTION _C 1__, I ATTEST

[Signature]    [Signature]

OF THE SECRETARY LIC. JOSE JUAN CASTANON GONZALEZ

PUBLIC NOTARY NUMBER FIVE CAGI 490312ND 4

[SEAL STAMP Top Right, Left Column – United States of Mexico. Lic Orlando Moreno Santini. REGULAR NOTARY OF NOTARIAL OFFICE. PUBLIC NUMBER 24. Navojoa, Sonora Mexico.]

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[State Seal]

PUBLIC REGISTRY FOR PROPERTY AND FINANCE OF NAVOJOA, SONORA

REGISTRATION BILL

THE ACT DESCRIBED IN THE PRESENT DOCUMENT REMAINS REGISTERED IN THE:

MERCANTILE ELECTRONIC FILE. No. 9268* 11

Internal Control Preference Date

1 * 05 July 2005

Prior Registrations:

First Registration

Denomination

PEAL MEXICO, S.A. DE C.V.

Encumbrances Date

File No. Description Registry Record

9268 11 M2 General Assembly 1 07-05-2005 1

Rights of Registration

Date 05 July 2005

Import $781.00 Payment Number: 2001455

Subsidy $0.00

TITLE REGISTRAR OF THE JURISDICTIONAL OFFICE OF

NAVOJOA, SONORA

[Signature]

C. JORGE S. CORDOVA TAKISHIMA

----Navojoa, Sonora on the _6th_ of the month of OCTOBER of the year 2005. - - - - THE C. B.A. ORLANDO MORENO SANTINI. Public Notary Number 24 (twenty four) practicing in this Judicial District ------------------------------------------ ----------------------------------------CERTIFIES ------------------------------------------- - - - - That the present PHOTOSCOPIC copy consisting of 04 useful page (s) faithfully agreeing that it´s original had to be seen when it was collated, coinciding to the exact form in each and every one of its parts that are contained within. I attest- _ _ _ _ _ _

B.A. ORLANDO MORENO SANTINI
PUBLIC NOTARY NUMBER 24
[Signature]

[Logo]

ORLANDO MORENO SANTINI

NOTARY PUBLIC 24

NO RE-ELECTION AND CALLEJON CENTENARIO No. 201-A 85800
TEL. (642) 422-11-15 NAVOJOA, SON.
MEXICO

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COPY

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FIRST CERTIFIED COPY CORRESPONDING TO CERTIFIED PUBLIC DOCUMENT NUMBER (22,247) TWENTY-TWO THOUSAND TWO HUNDRED FORTY-SEVEN OF THE (CCXLV) TWO HUNDRED FORTY-FIFTH VOLUME DATED JUNE SEVENTH (7th ) OF THE YEAR TWO THOUSAND EIGHT (2008), WHICH CONTAINS NOTARIZATION AT THE REQUEST OF THE COMPANY “PEAL MEXICO, SOCIEDAD ANONIMA DE CAPITAL VARIABLE”[OPEN-END STOCK CORPORATION.

[Stamp: GOVERNMENT OF THE STATE OF SONORA	[Stamp: Orlando Moreno [Illegible]
OFFICE OF THE SECRETARY OF THE TREASURY	NOTARY PUBLIC No. 24
RECEIVED	[Illegible] NO REELECTION TELEPHONE (642) [Illegible]
JUNE 10, 2008	NAVOJOA, SONORA MEXICO]
REGISTRATION INSTITUTION
PUBLIC PROPERTY REGISTRY
[Illegible]]

[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]
[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

NUMBER (22,247) TWENTY-TWO THOUSAND, TWO HUNDRED FORTY-SEVEN.

TWO HUNDRED FORTY-FIFTH (CCXLV) VOLUME.

In the City of Navojoa, in the Municipality with the same name, State of Sonora, Mexico on the seventh day of the month of June of the year two thousand eight, before me, ORLANDO MORENO SANTINI, OWNER OF NOTARY PUBLIC OFFICE NUMBER TWENTY-FOUR, practicing in this Notary District

THERE APPEARED: Mr. BENITO ALVAREZ MORAN, in his capacity of Sole Director and Special Delegate of the Minutes of the Special General Meeting of the Company “PEAL MEXICO, SOCIEDAD ANONIMA DE CAPITAL VARIABLE” a status that will be certified in the course of this certified document and said:

That he requests the Undersigned Receiving Notary to notarize the Minutes take with the purpose of verification of the Meeting of a Special nature of this Company verified on the date of the sixth date of the current month and year on which it was agreed, among other matters to modify the THIRD AND FIFTH ARTICLES; THE SECOND PARAGRAPH OF THE SIXTH ARTICLE AND THE THIRTY-FIRST OF THE COMPANY BYLAWS. For that purpose the Appearing Party himself showed me in this document the Minutes of the Special General Meeting of this Company appearing on three (3) sheets of notarial paper, which reproduced the following

NOTARIZATION

MINUTES OF THE SPECIAL GENERAL MEETING OF THE COMPANY “PEAL MEXICO, SOCIEDAD ANONIMA DE CAPITAL VARIABLE.”

In the City of Navojoa, Sonora, Mexico on the sixth day of the month of June of the year two thousand eight at the corporate address of the Company “PEAL MEXICO, S.A. DE C.V.” located across from number two hundred eight D five (208-D) [the number in words does not match the numerals in the source document] between Pesqueira Otero, Colonia Centro de la Ciudad the Partners that represent the share capital of the Company appeared for the purpose of holding this Special Meeting to which they were previously invited.

The count was taken of the shares, having issued their report, in which Partners verified that there were 250 ordinary, common, registered shares with a value of ($1,000.00) ONE THOUSAND PESOS EACH that corresponds to the amount of share capital according to the roster which was prepared and signed by the Partners “PEAL OBRA PUBLICA S.A.” and Mr. BENITO ALVAREZ MORAN.

Thereafter and based on the certification recorded previously the sole Administrator communicated that 100% of the share capital was represented and declared the Meeting installed, as well as with the legal capacity to resolve matters that motivated it, without the need to request a prior invitation in the terms of Article 188

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[Stamp: UNITED MEXICAN STATES

[Seal]

Orlando Moreno Santini, Esq.

OWNER OF NOTARY PUBLIC OFFICE NUMBER 24

Navojoa, Sonora

Mexico]

of the Law of Commercial Companies, by virtue of all its shares in which the share capital is divided being represented; declaring the capacity of the same in order for this Meeting to adopt and approve the agreements for which they were previously invited and contained in the following,

AGENDA

1. Roll call and declaration of installation of the Meeting.

2. Need to reform the Third Clause of the corporate objective, adding as an integral part of the clause the entering into credit contracts as well as the commercial nature, nominate and innominate; subscription of negotiable instruments as any varied contract of a like nature or civil nature necessary to the development of its objective.

3. Proposal to delete the second paragraph of the Second Article on share capital, establishing the right of subscription of the same by partners and foreign capital.

4. Reform or modification to the THIRTY-FIRST Article of the Corporate Bylaws establishing that the first fiscal year of the same corresponds to the period including the beginning of its incorporation February 28 to January 31 of the year 2005; deleting the 1999 referred to.

5. Acknowledgement in the mandates granted for the current Legal Representative BENITO ALVAREZ MORAN to be duly authorized to exercise the above corporate representation, adhering to the provisions of the General Population Law and Immigration Form 3 number 1637324 issued by the Department of the Interior and an intermediary of the Sub-Delegation in the City of Guaymas, Sonora.

6. Communication and establishing that the Corporate Bylaws and operation of the company are duly processed before the Registro Nacional de Inversiones Extranjeras [National Registry of Foreign Investments] belonging to the Office of the Secretary of the Economy of the Federal Government.

7. General Matters and Meeting Adjournment.

After the attendees were advised that the various reports made through the Legal Departments of Banco Santander, S.A., as well as in the City of Tijuana, Baja California had indicated the need that this Company [illegible] in its corporate objective the entering into of all types of commercial contracts or lines of credit and subscribing negotiable instruments. While processing the financing and credit agreement before Banco Santander, S.A. as a Lending Institution; “PEAL MEXICO, S.A.” as the Credited

Party and “TRANSPORTE PEAL, S.A.” and “PEAL OBRA PUBLICA, S.A.” as Guarantors, it is determined that the corporate objective does not include the possibility of obtaining credits and granting credits in the aforementioned Third Article, which in addition to indicating a contradiction in its regulations of the articles of incorporation while establishing in the Fifth Article, the clause [illegible] foreigners in capital subscription and in the SIXTH Clause, SECOND paragraph it is established that the same should always be

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[Stamp: Illegible]
[Stamp: UNITED MEXICAN STATES
[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

subscribed by Mexicans and Mexican companies with the exclusion of foreigners. What was indicated by the other party is that in the THIRTY-FIRST ARTICLE it was settled that the first fiscal year ended on December 31, 2005.____

That in attention to the suggestion indicated by the Legal Departments, it was considered appropriate to establish its corporate objective in the third clause, the possibility so that this Company in the development of its activities serves to enter into any type of contract of a civil, commercial, mixed or adhesion contracts before Lending Institutions, Public or personal entities and when they have the development of these as a purpose. The capacity of the Company to be duly authorized in the conclusion of these notwithstanding, it is not inappropriate to depict the subsections corresponding to this conventional entering of activities and contracts of a civil, commercial nature and of related nominate and innominate nature, such as the subscription of negotiable instruments within the THIRD Clause. That covered in the previous theory, they saw fit to integrate the 3rd Article in its previous form in the last two paragraphs of the following subsections:

“… which determines: 6). The Company may enter into any type of contracts of a civil, commercial, or employment nature necessary to the development of its objective, as well as adhesion contracts before a service provider of a Government Agency; being able therefore, and in particular to with Domestic or Foreign banks, enter into credit contracts implemented by these in its promotion or trusts, obtaining direct credits, financing credit agreements, capital investment loans for replacement of capital assets, subscribing amounts and conditions that are agreed upon with the Institutions granting credits of a real or personal nature, constituting bonding agents or guarantors; as well as to grant contracts transferred in trust as a guarantee with regard to equipment that is the subject of financing and negotiation, freely agreeing to interest rates; freely indicating conventional domiciles to be required in payment as well as subscribing acts and contracts publicly or privately and where appropriate, the negotiable instruments required in the corresponding payment or amortization.

7). To contract by means of its Administrator or Legal Representatives, bank accounts that are a source of a Line of Credit, Discount Lines, Checking Accounts in the daily management of payment to their Creditors as long, medium and short-term investments.

8). To enter into any innominate commercial contract of a consignment nature in the receiving or marketing of products, as well as the performance of the corresponding commercial intermediation.”

Then, with regard to the second point of the agenda of this Meeting, the regulatory incongruence or disagreement contained in the FIFTH Article and the SECOND paragraph of the SIXTH Article was established;

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[Stamp: Illegible]
[Stamp: UNITED MEXICAN STATES
[Seal] Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

Indicating that the Company had accepted the clause admitting foreigners in the subscription of its share capital, as well as formalizing the agreement with the National Government so that the shareholder was considered as Mexican and committed not to invoke the protection of its Government under penalty in the event of its agreement failing to lose this interest or participation in benefit of the Mexican nation; Clause regulated in what is established in the FIFTH Article and which replaces the word “production” with the word “protection” of its Government. That it also adheres to the transitional clauses of the same, the existence of the Corporation has been adapted through the subscription, formalization of foreign persons, which have subscribed the share capital in its entirety as was determined in the SECOND transitional Clause of the Articles of Incorporation. That this subscription and share proportion exists to this day; as well as having been the subject of registration before the General Directorate of Foreign Investments of the Office of the Secretary of the Economy of the Federal Government through Folios 200710477 submitted with the date of July 23, 2007. Therefore with the capital having been fully subscribed by foreign members results in its being inoperative until the existence of the aforementioned FIFTH Article; Second Transitional and registration of the capital contributed as foreign before the Office of the Secretary of the Economy with its inoperative SIXTH Clause of this Company, which therefore proceeds to delete it for not being in agreement with the provisions obtained.

Second act and with regard to the third point of the Agenda, the Meeting [illegible] modify the erroneous information contained in the THIRTY-FIRST Article of the Company Bylaws indicating that the company’s first fiscal year was understood to be from its formation on February 28 to December 31 of the year 2005; resulting in the subsequent ones being by calendar years according to tax regulations and closings that in the fiscal years have been done and reported in a timely manner.

Then and with regard to the mandates contained in the act of registration of Mr. BENITO ALVAREZ MORAN, this meeting saw fit to fully confirm the powers conferred; to also confirm the acts verified with third parties, as well as to indicate that the designated Representative has the legal standing in the attributive exercise complying with Immigration Form 3 as well as the Non-Immigrant with powers for commercial representation in Mexico of “PEAL MEXICO, S.A.” and the diverse consortium “PEAL OBRA PUBLICA, S.A.,” immigrant document number 1637324 dated December 23 of the year 2005, issued by the Department of the Interior and through the Local Delegation of Guaymas, Sonora, which also contains the increased activity as Legal Representative and Administrator of the Company “OPERADORA MINERA DE NAVOJOA, S.A. DE C.V.,” endorsing its effective period for a term of 365 days including from October 17, 2007 to October 16 of this year.

In attention to the agreements adopted, “PEAL MEXICO, S.A. DE C.V.” by

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[Stamp: Orlando Moreno [Illegible]
NOTARY PUBLIC No. 24
CENTENARY AND NO REELECTION TELEPHONE (642) 422-11-15
NAVOJOA, SONORA MEXICO]

[Stamp: UNITED MEXICAN STATES
[Stamp: Illegible]
[Seal] Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

means of this Special Shareholders Meeting adopts the following,

RESOLUTIONS:

FIRST.- The THIRD Article of the Articles of Incorporation establishing the transacting of all types of civil, commercial, moral, typical and nominate contracts in the manner previously agreed in order that this clause be written in the following terms:

”THIRD ARTICLE.- The objective of the Company will be:

1).- The performance of public and private works, excavation, earth moving, drilling, probing, conservation work, repair, transportation of merchandise and any machinery.

2).- Exploration, use and marketing of Minerals.

3).- Drilling and proving, purchase and sale of minerals, importation, purchase, sale and rental of industrial and mining machinery or transportation, for Company purposes.

4).- Purchase of real property and mining concessions for company purposes.

5).- Purchase and handling of explosives necessary for the development of the work.

6).- The Company may enter into any type of contracts of a civil, commercial and employment nature necessary to the development of its objective; as well as adhesion contracts before service providers of a Government or private Agency; being therefore and, in particular to enter into contracts with Domestic or Foreign Banks in credits implemented by these as sources of industrial promotion or trusts; obtaining direct credits, financing credit agreements, capital investment loans for replacement of capital assets, subscribing amounts and conditions that are agreed upon with the Institutions granting credits of a real or personal nature, constituting bonding agents or guarantors; as well as to grant contracts transferred in trust as a guarantee with regard to equipment that is the subject of financing and negotiation, freely agreeing to interest rates; indicating conventional domiciles to be required in payment as well as subscribing the acts and contracts publicly and privately and where appropriate, negotiable instruments required in the corresponding payment or amortization.

7).- Contracting through its Administrator of Legal Representatives bank accounts, Credit Lines, Discount Lines, Checking Accounts in the daily management of payment to its Creditors; long, medium and short-term investments.

8).- To enter into any commercial innominate contract of a consignment nature in the receiving and marketing of products; as well as the performance of the corresponding intermediation.”

SECOND.- THE FIFTH AND SIXTH CLAUSES of the Articles of Incorporation are modified, establishing the commitment of the subscribing shareholding Partners not to invoke the Foreign Government deleting the word “production”; as well as deleting the SECOND paragraph of the SIXTH Article;

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[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]

[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

and establishes that the first corporate fiscal year corresponded to the period from February 28 to December 31 of the year 2005 regulated in the THIRTY-FIRST Article in order for these to be written in the following manner:

”FIFTH ARTICLE.- The nationality of the Company will be Mexican and the founding or future partners that the Company may have agree that: “Any foreigner that in the process of incorporation or at any time thereafter, purchases an interest or share in the Company will be considered for this single event as a Mexican with respect to each other and it is understood that they agree not to invoke the protection of their Government under penalty, in the event of failing to keep their agreement, of losing this interest or share in the benefit of the Mexican nation.”

”SIXTH ARTICLE.- The share capital will be variable between a fixed minimum with no right to withdrawal of $250,000.00 (TWO HUNDRED FIFTY THOUSAND AND 00/100 PESOS, NATIONAL CURRENCY) and an unlimited maximum divided into 250 Shares of $1,000.00 (ONE THOUSAND AND 00/100 PESOS, NATIONAL CURRENCY) for each share.

The share capital has been fully subscribed and paid in the manner mentioned in the first (1st) point of the SOLE CLAUSE of the section TRANSITIONAL CLAUSES of this Certified Public Document.”

”THIRTY-FIRST CLAUSE.- The corporate fiscal years shall begin the first of January and will end the thirty-first of December of each year. As an exception the first fiscal year will be calculated from February 28 to December 31 of the year 2005. The General Shareholders’ Meeting may vary its date for closing the fiscal year, without this constituting an assumption of reform of the Bylaws, it is of course necessary to obtain authorization and perform the corresponding procedures for each change before the competent Authorities.”

THIRD.- “PEAL MEXICO, S.A. DE C.V.” by means of this Meeting of a Special nature ratifies the Articles of Incorporation in all its parts; as well as the operations concluded before third parties by means of its Administrator BENITO ALVAREZ MORAN, by whom the powers determined in the SOLE CLAUSE, FOURTH TRANSITIONAL paragraph of the Article of Incorporation are endorsed; also indicating that our aforementioned Legal Representative is legally exercising the legal representation conferred by means of authorization in effect to represent this Meeting, complying with the Non-Immigrant document FM3 issued under number 1637324 endorsed up to October 16 of this year to perform this activity in Mexico.

The Representative of this Company is authorized in order to go before a Notary Public of his choice and the notarize these minutes concluding its registration before the Public Property and Business Registry as well as before Competent Entities for its due formalization and operation of this Company.

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[Stamp: Orlando Moreno [Illegible]
NOTARY PUBLIC No. 24
CENTENARY AND NO REELECTION TELEPHONE (642) 422-11-15
NAVOJOA, SONORA MEXICO]

[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]

[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

With the foregoing this Meeting was adjourned which was subscribed by the Shareholders themselves together with the Commissioner for understanding and provisions derived from the [illegible] contents; taking these minutes for the record that is signed by the parties involved. MR. BENITO ALVAREZ MORAN, Sole Administrator, signature illegible. MR. FRANCISCO JAVIER CANELO TEJEDA, Commissioner, signature illegible…”

THE FOREGOING STATED FOR THE RECORD, the Party Appearing grants;

CLAUSES

FIRST.- The Party Appearing in this act, Mr. BENITO ALVARZ [sic] MORAN with the capacity established, confirms what is written above in the Agreements adopted, in the verification of the Special General meeting on the date of June sixth (6th) of the year two thousand eight (2008).

SECOND.- All expenses that originate with the purpose of granting this certified public document, issuing of the record and registration will be the responsibility of the Association itself.

THE AUTHORIZING NOTARY HEREBY CERTIFIES:

a).- That Mr. BENITO ALVAREZ MORAN to justify the capacity with which he appears and the legal existence of its Representative “PEAL MEXICO, SOCIEDAD ANONIMA DE CAPITAL VARIABLE” and “PEAL OBRA PUBLICA, SOCIEDAD ANONIMA” showed me the following documentation:

1).- First Notarial Certified Copy corresponding to Certified Public Document Number TWO HUNDRED TWENTY-THREE (223) of the SIXTEENTH (16th) Volume dated June eighth (8th) of this year, witnessed by Notary Public Number five (5) presided over by JOSE JUAN CASTAÑON GONZALEZ with Legal office in Sabinas, Coahuila and who quite rightly has the registration before the Public Property Registry of the City under Commercial Electronic Page Number NINE THOUSAND TWO HUNDRED SIXTY-EIGHT ASTERISK ELEVEN (9268*11) dated July fifth (5th) of this year; [illegible] in its relevant section there was transcribed: “…NUMBER 223… In the City of Sabinas… BEFORE ME, JOSE JUAN CASTAÑON

GONZALEZ, ESQ., there personally appeared Mr. BENITO ALVAREZ MORAN… to notarize the MINUTES OF THE SPECIAL GENERAL MEETING on the date of May 31, 2005 of the year 2005, a copy of which says verbatim: In the City of Sabinas, Coahuila at ten a.m. (10:00 a.m.) on May thirty-first (31st) of the year two thousand five (2005), there met in this city of Sabinas, Coahuila, the Shareholders of the company PEAL MEXICO, S.A. DE C.V. with the objective of holding a Special General Meeting, to which they were summoned in a timely manner. The count of the shareholders was taken, the partners having issued their report, with the following: 250 ordinary, common, registered shares were represented, with a nominal value of $1,000.00 (ONE THOUSAND AND 00/100 PESOS) EACH

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[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]

[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

that correspond to all the share Capital according to the Roster that was prepared and signed by the partners PEAL OBRA PUBLICA S.A. and MR. BENITO ALVAREZ MORAN… the Sole Administrator communicated:… That one hundred percent (100%) of the Share Capital was represented, he declared the meeting installed and with the Legal capacity to resolve matters that are the basis for the meeting, with no need of the requirement of a previous invitation, by virtue of the fact that all the shares into which the Share Capital is divided are represented, indicating that the agreements that are adopted at this Meeting will be valid, advising the attendees that their presence is necessary from the start of this Meeting until its conclusion, having read and approved the Minutes that are drawn up from it… Next the Sole Administrator of the meeting proceeded to read the Agenda proposed, which is as follows: AGENDA: 1). CHANGE OF CORPORATE DOMICILE OF THE COMPANY PEAL MEXICO, S.A. DE C.V… 2). APPOINTMENT OF THE DELEGATE IN ORDER TO NOTARIZE THESE MINUTES OF THE MEETING… After having been approved by unanimous vote the Agenda was developed… RESOLUTION: 1. In discussing the first point of the Agenda, it was agreed by unanimous vote that there will be a modification in the corporate domicile of the company “PEAL MEXICO, S.A. DE C.V.” in the following manner:… A). The new corporate domicile of the company will be Calle Ocampo #105 B, Colonia Centro in the City of Navajoa, Sonora… 2. In discussing the second point of the agenda:… A). MR. BENITO ALVAREZ MORAN was appointed as a Special Delegate of this meeting in order to go before a Notary Public of his choice to notarize these Minutes of the Meeting… For this reason and in accordance with the meeting Held on May 31, 2005 at ten a.m. (10:00 a.m.) in this City of Sabinas, Coahuila, the points established in the agenda were approved and as a result the domicile of the company ‘PEAL MEXICO” S.A. DE C.V. was modified and the Meeting was adjourned at eleven a.m. (11:00 a.m.) on May 31, 2005 with the parties involved [illegible] it… BENITO ALVAREZ MORAN, ACTING ON HIS OWN BEHALF AND IN REPRESENTATION OF THE COMPANY PEAL OBRA PUBLICA, S.A. DE C.V., SIGNS… EXISTENCE OF THE COMPANY… The Legal Existence of the Company is confirmed by MR. BENITO ALVAREZ MORAN with the First Certified Notarial Copy of Certified Public Document Number 74, dated February 28, 2005 certified before the Notary JOSE JUAN CASTAÑON GONZALEZ, Notary Public Number 5 practicing in the Sabinas, Coahuila Notary District, with his residence in this same City, which is duly registered in the Public Property Registry of the City of Sabinas under Entry No. 746 S.C., Page [illegible], Book 8, Section CI dated May 25 of the year 2005… CAPACITY: MR. BENITO ALVAREZ MORAN demonstrates his legal capacity with these Minutes of Meeting, in which he is authorized to appear before a Notary to notarize these Minutes of Meeting… The undersigned Notary SO CERTIFIES:

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[Stamp: Orlando Moreno [Illegible]
NOTARY PUBLIC No. 24
CENTENARY AND NO REELECTION TELEPHONE (642) 422-11-15
NAVOJOA, SONORA MEXICO]

[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]

[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

A). The truthfulness of this act… D). That the appearing party acknowledged the content, value, scope and legal consequences of the act that is consigned in this instrument, and demonstrated his agreement with the content of the certified public document, signing it for the appropriate record in the presence of and together with the undersigned Notary on June 8, 2005. I SO CERTIFY… MR. BENITO ALVAREZ MORAN IN HIS CAPACITY OF SOLE ADMINISTRATOR OF THE PEAL MEXICO S.A. DE C.V. MEETING HEREBY SIGNS. IT WAS EXECUTED BY ME JOSE JUAN CASTAÑON GONZALEZ, NOTARY PUBLIC NUMBER FIVE [Illegible] 490312 [Illegible] 4. SIGNATURE AND THE SEAL OF THE AUTHORIZING NOTARY PUBLIC’S OFFICE. TODAY I HEREBY DEFINITIVELY GRANT AUTHORIZATION FOR THE PRECEDING ACT, IMMEDIATELY BECAUSE NO TAX IS DUE ON IT. I SO CERTIFY JOSE JUAN CASTAÑON GONZALEZ NOTARY PUBLIC NUMBER FIVE. CACJ 490312 [Illegible] 4. SIGNATURE AND SEAL OF THE AUTHORIZING NOTARY PUBLIC’S OFFICE. I SO CERTIFY…”

II). First Notarial Certified Copy corresponding to Certified Public Document Number SEVENTY-FOUR (74) of the SIXTEENTH (XVI) Volume dated February twenty-eighth (28th) of this year, examined before Notary Public Office Number five (5) under the supervision of JOSE JUAN CASTAÑON GONZALEZ, ESQ., practicing in the City of Sabinas, Coahuila, who justifiably has the registration before the Public Property Registry of the City of Sabinas, Coahuila under Entry Number SEVEN HUNDRED FORTY-SIX (746) S.C. Book EIGHT (8), SECTION CI dated May twenty-fifth (25th) of two thousand five (2005); which in the relevant section there was transcribed: “CERTIFIED PUBLIC DOCUMENT NO. 74… in the City of Sabinas… before me, JOSE JUAN CASTAÑON GONZALES… there personally appeared Citizen BENITO ALVAREZ MORAN, who acting on his own behalf and in representation of the company “PEAL OBRA PUBLICA,” S.A. and said: That he had set forth an agreement to INCORPORATE a commercial Company… CLAUSES: FIRST.- The Appearing Party… Incorporates an OPEN-END STOCK CORPORATION… SECOND. That for this purpose, they obtained permit number 1901.39 dated February 18, 2005 from the Office of the Secretary of Foreign Relations, authorization in this act which he showed to me: PERMIT FROM THE OFFICE OF THE SECRETARY OF FOREIGN RELATIONS… PERMIT 1901.398 … In attention to the request submitted by Citizen GUSTAVO ALFONSO CASTANON MEDELLIN this Office of the Secretary grants the permit to incorporate an S.A. DE C.V. [Open-End Stock Corporation] under the name: PEAL MEXICO, S.A. DE C.V…. This permit is conditional on the bylaws of the Company that is incorporated, the foreigner exclusion clause is inserted… THIRD.- The Company that is incorporated will be called “PEAL MEXICO,” which should be followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE [Open-End Stock Corporation] or by the initials S.A. DE C.V…. FOURTH.- The share capital will be variable between a fixed minimum

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[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]

[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

with no right to withdrawal of $250,000.00 and an unlimited maximum, divided into 250 common shares with a value of $100.00 each… The share capital shall always be subscribed by Mexicans or by Mexican companies with clauses excluding foreigners... BYLAWS. FIRST ART.- The Company that is incorporated will be named “PEAL MEXICO” with this name duly being followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE [Open-End Stock Corporation] or its initials S.A. DE S.V… SECOND ART. The Company domicile will be at Revolución No. 178 Norte, Colonia Centro of the City of Sabinas, Coahuila… it may establish Agencies or Branch Offices in any part of the Mexican Republic or in Foreign Countries… THIRD ARTICLE.- The objective of the Company will be: 1).- The construction of public and private works, excavation, earth moving, drilling, probing, conservation work repair, transportation of merchandise and any machinery… 2).- Exploration, use and marketing of minerals… 3).- Drilling and probing, sale and purchase of minerals, importation, sale, purchase and rental of industrial, mining machinery or transportation for company purposes… FIFTH ART.- The nationality of the Company will be Mexican… SIXTH ARTICLE.- The share capital will be variable… NINETEENTH ARTICLE. The Sole Administrator of the Chairman of the Board of Directors will preside over the meeting… TWENTY-FIRST ARTICLE.- Agreement of the Special General Meeting is need: I.- For the extension or early dissolution of the Company… II.- For increasing the share capital… III.- For changing the Corporate objective… VIII.- To make any other modification to the articles of incorporation… TWENTY-FOURTH ARTICLE.- The Company will be managed by a Sole Administrator or by a Board of Directors… TWENTY-FIFTH ARTICLE. The Sole Administrator or the Board of Directors will have this responsibility for one year… TRANSITIONAL CLAUSES; SOLE CLAUSE: The Grantors… unanimously voted for the following agreements: I.- It is hereby resolved that “PEAL MEXICO,” SOCIEDAD ANONIMA DE CAPITAL VARIABLE, be managed by a SOLE ADMINISTRATOR, which will be MR. BENITO ALVAREZ MORAN… II.- The Company’s shares will be distributed in the following manner: BENITO ALVAREZ MORAN 1 SHARE… PEAL OBRA PUBLICA, S.A. 249 SHARES… IV.- “PEAL MEXICO,” SOCIEDAD ANONIMA DE CAPITAL VARIABLE, grants the following powers: 1.- Citizen BENITO ALVAREZ MORAN is appointed

Loyal Representative, Employee Representative and General Legal Representative of the Company and a GENERAL POWER OF ATTORNEY is hereby conferred and granted to him, to exercise jointly or separately… before any type of authority, with no distinction whatsoever, whether federal, state, municipal, judicial, administrative, legislative, tax, or labor, such as the IMSS INFONAVIT, FONACOT… containing the following POWERS AND AUTHORIZATIONS: A). BROAD, GENERAL POWER FOR LITIGATION

[Stamp: Illegible]

[Stamp in Left Margin: CHECKED]

[Stamp in Right Margin: CHECKED]

[Stamp: Orlando Moreno [Illegible]
NOTARY PUBLIC No. 24
CENTENARY AND NO REELECTION TELEPHONE (642) 422-11-15
NAVOJOA, SONORA MEXICO]

[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]

[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

AND COLLECTIONS. To represent the principal Company “PEAL MEXICO, S.A. DE C.V.” jointly or separately with all the general and special authorizations that require a special clause in accordance with the Law, with no limitation whatsoever, in the broadest terms of Articles 2554, 2587 and 3008 of the Civil Code for the Federal District in Local Matters, for the entire Republic in Federal Matters, and in accordance with and relative to the Civil Codes for the other States of the Mexican Republic. As a Result THE GENERAL LEGAL REPRESENTATIVE AND LEGAL REPRESENTATIVE, MR. BENITO ALVAREZ MORAN is authorized to represent the principal Company PEAL MEXICO, S.A. DE C.V., jointly or separately, before individuals and legal entities and before any type of authority of any jurisdiction, whether Judicial (Civil or Criminal) GENERAL POWER FOR LITIGATION AND COLLECTIONS, with all general and special authorization that require a special clause in accordance with the Law, with no limitation whatsoever, in the broadest terms of articles three thousand eight (3008), first paragraph and two thousand four hundred eighty-one (2481) of the Civil Code for the State of Coahuila and in all their applicable and correlated sections and two thousand five hundred fifty-four (2554), first paragraph and two thousand five hundred eighty-seven (2587) of the Civil Code for the Federal District in local Matters, applicable in the entire Republic in Federal Matters, as well as in all their applicable and correlated sections of the Civil Codes for the other states of the Mexican Republic, As a result, the Sole Administrator or the Board of Directors is authorized to represent the Company before any type of authorities of any jurisdiction, whether Judicial (Civil or Criminal), Administrative or Labor, both under Federal as well as Local Law, throughout the Mexican Republic or in Foreign Countries, in or out of court, to file any type of lawsuit of a civil, commercial, administrative, criminal or labor nature, including injunction, in accordance with all their procedures and withdraw from any lawsuit or procedure including injunction, to file appeals against interlocutory and definitive appeals, consent to the favorable and ask for revocation of a ruling to the contrary, to respond to demands that are filed against the Company, to formulate and submit criminal and civil complaints and assist the Public Prosecutor’s Office in criminal suits, with the Company being able to constitute a civil party in these cases and to grant pardons when in its discretion the case [illegible], to recognize signatures, documents and challenging as false those presented to the contrary, to cross-examine and redirect them, to articulate and absolve positions, to compromise and commit before arbiters and refuse magistrates, judges and other judicial employees, with or without grounds, under oath, as well as to name experts… b). GENERAL POWER THROUGH THE DELEGATION OF LEGAL REPRESENTATION OF THE PRINCIPAL COMPANY, to represent it in lawsuits or labor proceedings… c). GENERAL POWER TO MANAGE the corporate business and assets in the

[Stamp: Illegible]

[Stamp in Left Margin: CHECKED]

[Stamp in Right Margin: CHECKED]

[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]

[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

broadest terms… d). GENERAL POWER FOR ACTS OF OWNERSHIP, in the broadest terms of the third paragraph of article 3008 of the Civil Code for the Federal District in Local Matters, applicable throughout the entire Republic in Federal Matters as well as in their applicable and correlated sections of the Civil Codes for the other States of the Mexican Republic, with the Sole Administrator or the Board of Directors authorized with broad powers both regarding the provision, lien, encumbrance and imposition of limitations of ownership on any type of movable and fixed assets, including real and personal rights inherent to these. Having all the authorizations to do any type of management in order to defend them… e) POWER OF EXCHANGE TRANSACTIONS, to draw, accept, endorse, release, subscribe, guarantee, certify and issue negotiable instruments in any way in the name of and on behalf of the Principal Company in the broadest terms that the Ninth (9th) article eighty-five (85) and 174 of the General Law of Negotiable Instruments and credit Operations establishes, including the authorization d: to grant sureties and guarantees, accept negotiable instruments, issue draws or subscriptions by third parties, for the purpose of guaranteeing obligations financed by third parties with or without consideration, including the authorizations to release checks and subscribe contracts with Lending Institutions, Intermediaries of the Stock Market, Ancillary Credit Organizations, Investment Companies and Brokerage Firms, to make funds available or deposit funds, negotiable instruments or bonds… f). GENERAL POWER to grant and where appropriate, to revoke General and Special Powers as well as to delegate totally or partially his powers, including the power to authorize the LEGAL REPRESENTATIVE to whom Powers are delegated, so that where appropriate he may delegate the powers he deems appropriate, including the power of delegation itself. When replacing this POWER OF ATTORNEY in whole or in part, the Sole Administrator or the Board of Directors shall not lose the powers that they have been granted… I. For the First Corporate Fiscal Year a company management system of a sole administrator is adopted… THE SOLE ADMINISTRATOR OF THE COMPANY WILL BE MR. BENITO ALVAREZ MORAN… LEGAL EXISTENCE OF THE COMPANY: MR. BENITO ALVAREZ MORAN, declares that his Client “PEAL OBRA PUBLICA” S.A. is legally incorporated according to the Laws of the Country of Spain, through Certified Public Document Number 455, witnessed by Mr. ANGEL BENITEZ DONOSO CUESTA, Notary of Madrid, under the 3rd registration of page number M 147.309, on folio 137 of Volume 9.153 … CAPACITY: Mr. BENITO ALVAREZ MORAN, confirms the capacity in which appears with the SPECIAL POWER dated May 11, 2004, of the Commercial Company called “PEAL OBRA PUBLICA, S.A.,” with Certified Public Document Number six hundred fifty-eight (658) witnessed before the Notary of the Ilustre Colegio de Valladolid [Illustrious School of Valladolid] IGNACIO GIL ANTUÑANO VIZCAINO, on the date of May 11 of the year

[Stamp: Illegible]

[Stamp in Left Margin: CHECKED]

[Stamp in Right Margin: CHECKED]

[Stamp: Orlando Moreno [Illegible]
NOTARY PUBLIC No. 24
CENTENARY AND NO REELECTION TELEPHONE (642) 422-11-15
NAVOJOA, SONORA MEXICO]

[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]

[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

2004, in which the powers were granted with which he appears in this act… IT IS THE FIRST CERTIFIED NOTARIAL COPY… I ISSUE IT TO THE INTERESTED PARTY AND AUTHORIZE IT IN THIS CITY OF SABINAS, COAHUILA ON THE TWENTY-EIGHTH DAY OF THE MONTH OF FEBRUARY OF THE YEAR TWO THOUSAND FIVE. I SO CERTIFY… JOSE JUAN CASTAÑON GONZALEZ, ESQ., SIGNATURE ILLEGIBLE… NOTARIAL SEAL…”

b).- To personally know the Appearing Party who I consider has the legal capacity to contract and be obligated, having demonstrated by his personal information to be of Spanish nationality, native of Lorenzana, Cuadros (Leon), born on the date of September twenty-second of one thousand, nine hundred fifty-six, married, with the occupation of Administrator and domiciled at Ocampo Number one hundred five dash B (105-B) in Colonia Reforma of this City.

WITH REGARD TO PAYMENT OF INCOME TAX, the Appearing Party demonstrated to be current although without substantiation, therefore I made him aware of the penalties incurred for misrepresentation.

HAVING READ AND EXPLAINED this certified public document to the Appearing Party, he declared himself to be in agreement with its content, confirmed, signed and stamped his fingerprint in the presence of the Undersigned Notary. I so certify.- MR. BENITO ALVAREZ MORAN, signature illegible. Fingerprint.- ORLANDO MORENO SANTINI, signature illegible. Notarial Seal

I HEREBY AUTHORIZE IN THE CITY OF NAVOJOA, SONORA, MEXICO ON THE SEVENTH DAY OF THE MONTH OF JUNE OF THE YEAR TWO THOUSAND EIGHT, THE DATE ON WHICH THIS CERTIFIED PUBLIC DOCUMENT WAS SIGNED BY THE APPEARING PARTY. I SO CERTIFY.

”The literal text of Article two thousand, eight hundred thirty (2830) and two thousand, eight hundred thirty-one (2831) for the State Civil Code, its correlated sections, two thousand, five hundred fifty-three (2553) and two thousand, five hundred fifty-four (2554) for the Civil Code of the Federal District, which says verbatim: “In the General Powers for Litigation and Collections, it will be sufficient to say that the power is granted with all general powers and even special ones that require a special clause in accordance with the Law. In the General Powers for Acts of Administration it will be sufficient that these are given with this nature so that the Legal Representative has every type of administrative powers. In General Powers for Acts of

Ownership it will be sufficient to say that they are granted with this nature so the that the Legal Representative has every type of powers of ownership, both with regard to assets as well as to perform every type of management in order to defend them. When it is desired to limit them in the three cases mentioned above the limitations and the Powers consigned will be Special. The Notaries shall insert this article in the records of the Powers that are granted.”

IT IS THE FIRST CERTIFIED NOTARIAL COPY IN THE ORDER THAT IT WAS TAKEN FROM ITS ORIGINAL IN SEVEN NOTARIAL PAPER SHEETS DULY CHECKED, CORRECTED, INITIALED AND SEALED FOR THE USES OF THE COMPANY

Stamp: Illegible]
[Stamp in Left Margin: CHECKED]
[Stamp in Right Margin: CHECKED]
[Stamp: UNITED MEXICAN STATES	[Stamp: Illegible]
[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

CALLED “PEAL MEXICO, SOCIEDAD ANONIMA DE CAPITAL VARIABLE,” I SO CERTIFY.

I AUTHORIZE IN THE CITY OF NAVOJOA, SONORA, MEXICO ON THE SEVENTH DAY OF THE MONTH OF JUNE OF THE YEAR TWO THOUSAND EIGHT. I SO CERTIFY.

[Signature]
ORLANDO MORENO SANTINI, ESQ.	[Illegible Seal]

Stamp: Illegible]

[Stamp in Right Margin: CHECKED]

[Logo]

PUBLIC PROPERTY AND BUSINESS REGISTRY

OF NAVOJOA, SONORA

[Stamp: UNITED MEXICAN STATES
[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

CERTIFICATE OF REGISTRATION

THE ACT DESCRIBED IN THIS DOCUMENT IS REGISTERED ON

ELECTRONIC COMMERCIAL PAGE No. 9268* 11

Internal Control	Date of Ranking
2 *	JUNE 10 2008

Name

PEAL MEXICO, S.A. DE C.V.

Notary: ORLANDO MORENO SANTINI, ESQ.

Dates of Registration

[Illegible] JUNE 10 2008

[Illegible] [Illegible]	[Illegible] 6/10/2008 1
[illegible]
JUNE 10 2008
[illegible]

[Stamp Illegible]

[Coat of Arms]

UNITED MEXICAN STATES

HEAD REGISTRAR OF THE JURISDICTIONAL

OFFICE OF NAVOJOA, SONORA

[Stamp:
[Illegible] STATE OF SONORA
OFFICE OF THE SECRETARY OF THE TREASURY	[Signature]
[Illegible] AND REGISTRATION	JORGE S. CORDOVA TAKASHIMA
[Illegible]
NAVOJOA, SONORA]

Navojoa, Sonora on the 9th of the month of SEPTEMBER of the year 2009.

Citizen ORLANDO MORENO SANTINI, ESQ., Notary Public Number twenty-four (24) practicing in this Judicial District

HEREBY CERTIFIES:

That this PHOTOSTAT copy appearing on 15 sheet(s) of notarial paper faithfully agrees with its original that I visually examined, and check and found it to match exactly in any and all of its parts with the content of the original. I so certify.

[Signature]

ORLANDO MORENO SANTINI, ESQ.

NOTARY PUBLIC NO. 24

[Stamp: UNITED MEXICAN STATES
[Seal]
Orlando Moreno Santini, Esq.
OWNER OF NOTARY PUBLIC OFFICE NUMBER 24
Navojoa, Sonora
Mexico]

Annex F
[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros S/N Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

Mr. Arturo Bonillas
President
Timmins Gold Corp.
Blvd. Navarrete 125-12
Col. Valle Verde
Hermosillo, Sonora
Mexico 83200

Email: Arturo@timminsgold.com

LEON, May 23, 2007

RE:	PRICE BID FOR THE MINING WORK ON THE SAN FRANCISCO GOLD PROJECT. SONORA, MEXICO.

[Stamp Illegible]

Dear Mr. Bonillas:

First of all we would like to thank you for the kindness with which you have invited us to participate in this request for bid, and we hope that both the technical as well as the economic conditions that we send you are of interest to you. I remain at your disposal to clarify any question you may have regarding this.

Please accept my cordial regards,

[Initials]

Signed: Francisco de J. CANELO TEJEDA

Mining Director

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 1 of 18

[Logo] PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

SUBMITTING THE BID:

COMPANY:	PEAL OP. S.A.

ADDRESS:

c/Siseros S/N
Polígono Industrial de Villaquilambre
Navatejera 2004 LEÓN
ESPAÑA [SPAIN]

NIF (Número de Identificación Fiscal) [Tax Identification Number]: A-81117129

CONTACT:

TF: +34 987 27 85 38
Fax: +34 987 27 85 87
Email: minería@grupopeal.com
Website: www.peal.es

CONTACT PERSON:

MR. FRANCISCO de J. CANELO TEJEDA
Mining Engineer
PhD in Mining

MR. BENITO ALVAREZ MORÁN
Geology Engineer
General Manager
PEAL MEXICO S.A. DE C.V.

[Illegible stamp in left margin]

[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 2 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros S/N Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

TABLE OF CONTENTS

1.	BACKGROUND

2.	OBJECTIVES

3.	WORK OFFERED

3.1 Work Included in the Bid
3.2 Work Not Included in the Bid

4.	SERVICES PROVIDED

4.1Services Provided by Timmins Gold Corp.
4.2 Services Provided by Peal

5.	TECHNICAL CONSIDERATIONS

5.1 Documentation
5.2 General Data
5.3 Production Speed

5.4 Average Transport Distances
5.5 Work Equipment

5.5.1 Selection of Equipment
5.5.2 Drilling and Blasting
5.5.3 Equipment List

5.6 Human Resources

6.	ECONOMIC BID

6.1 Price per Ton (Waste, Ore)
6.2 Mobilization and Demobilization Costs
6.3 Price Revision Formula
6.4 Prices for Management

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 3 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros S/N Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

1. BACKGROUND

Timmins Gold Corp., through Mr. Arturo Bonillas, requests Grupo Peal to study an economic bid for the mining for the San Francisco Project. To that end, it sent us the necessary information, tables, productions, maps, etc, and a visit was made to the Hermosillo offices and the other Project site last February 12, 2007 in order to determine with greater precision all of the parameters to take into account.

Likewise, all technical information published on the web page of the Timmins Gold Corp. has been compiled.

2. OBJECTIVES

To offer Timmons Gold a competitive BID to perform the mining works for the gold Project called San Francisco, located in the state of Sonora, Mexico.

3. WORK OFFERED

The work offered is its own from performance of mining operations that include start-up with explosives, loading and transporting of waste and ore to the landfills or stockpiles, maintaining the work places and communication tracks between them in perfect condition. In order to perform this work, the appropriate mining machinery shall be employed, both principal equipment as well as auxiliary equipment, including the mechanical maintenance of such equipment and the provision of necessary personnel to operate them.

3.1. Work Included in the Bid

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 4 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros S/N Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

The work detailed below is what is actually included in this bid. It has been assessed and is reflected in a unit price per ton (both for ore and for waste) which is presented in point 6.1 Price per Ton.

  Construction of the tracks between the different mine, cut, waste dump, ore stockpiles or crusher and installations with the same materials from the mine without provision of the selected material.
  Construction of the production tracks inside the cut.
  Maintenance of all of the tracks for the cut and work areas, stockpiles, and waste dumps.
  Startup including drilling, blasting with explosives, loading and transport of the ore and waste to ore stockpiles or crusher and waste dump.
  Mechanical maintenance of the equipment offered.

3.2. Work Not Included in the Bid

The following is not included in the bid (do not consider this in the price per ton) whether because it is done by management in later phases or because it is done by other contractors, the following work is not included in the unit price per extracted ton:

  Removal and piling of top soil from the mining areas, heaps, ore stockpiles, installations and tracks if included by Timmins Gold Corp.
  Construction of perimeter water channels for protection of slopes.
  Preparation and processing of the soil under stockpiles, heaps and installations.
  Water supply for irrigation and installations.
  Additives to irrigation water.
  Exploration surveys for control of grade not used in blasting.

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 5 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros S/N Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com
  Precut of mining slopes.
  Pumping of mine water, including pumping installations, hoses, etc.
  In general, all work not included in point 3.1 of this bid.

4. SERVICES PROVIDED

The services provided by each of the parties is described below.

4.1 Services Provided by TIMMINS GOLD CORP.

  Permits necessary for start-up of the operation (Environmental, water, explosives, administrative…)
  Design and planning of the mine, dumps, ore stockpiles, control of grade, topographical control.
  Construction of installations, such as administrative offices, machinery repair workshops, spare parts warehouse, machinery wash, fuel tank, explosives depot and medical facilities.
  Electrical power supply for previous facilities and water for washing machinery and irrigation of tracks, from the origin to a foreseen point.
  Safety of equipment and persons with construction of a security fence both at the facilities as well as the entire perimeter of the operation area, with an access control booth.
  Design of the safety and work-related risk prevention plan to which PEAL shall adhere.
  First aid medical facilities and emergency personnel for treating wounds.
  Communications, telephony and Internet.

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 6 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros S/N Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

4.2 Services Provided by PEAL

  Principal machinery necessary for the mining operation according to the TIMMONS GOLD CORP. planning. This machinery includes equipment for drilling, loading, transporting and processing of tracks, landfills, and stockpiles as well as the workers necessary for their operation.
  Auxiliary machinery for the optimal operation of the principal equipment. This machinery includes irrigation pipes, shop truck, diesel and lubricants truck, as well as the workers and materials necessary for their operation.
  Maintenance of the above equipment including necessary personnel and tools.
  In all of its activities, PEAL uses its own safety plan which shall also apply to the works performed in this project. This safety plan shall be integrated into the general safety plan that TIMMONS GOLD CORP. uses, upon review and acceptance.
  PEAL is committed to complying with all regulations in effect (business, mining, personnel, environmental, safety) that are applicable to the work offered.

5. TECHNICAL CONSIDERATIONS

5.1 DOCUMENTATION

Calculations for this bid have been prepared based on the technical data obtained from documents received by TIMMONS GOLD CORP. and from the data received during visits that PEAL made to the San Francisco Project.

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 7 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

5.2 GENERAL DATA

In order to establish a unit price, we have started with some initial calculation parameters on which we based our bid, as follows:

- The bid is made for the preproduction mining work and the following five years.

Contract for all mining production.

- For the bid, the price of diesel fuel is US$0.50/liter.

- The transport distances, annual production and cut design parameters are as indicated in the documentation received. With regard to the transport distance, we offer up to an average quarterly distance of 2,000 m. which allows us to work full-speed with the three pieces of equipment offered.

- Blasting is designed with a specific consumption of ANFO type explosives, 0.200 kilograms per ton.

- Data offered in metric tons and US dollars.

- Average density of 2.66 tons per cubic meter for the ore and 2.77 tons per cubic meter for the waste or tepetate.

- Topographical measurements will be taken for the calculation of volumes (m3) moved, processing them for invoicing purposes and converting them to tons using this density.

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 8 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

5.3 PRODUCTION SPEED

The production needs according to the data received from the project are as follows:

Table 1. Mine Production Schedule
Mining Year	Crush-Leach Ore				Low Grade Ore				Waste Ktons	Total Ktons	Strip Ratio
	Cutoff (g/t)	Ore Ktons	Gold (g/t)	Gold (koz)	Cutoff (g/t)	Ore Ktons	Gold (g/t)	Gold (koz)
PP 1 2 3 4 5	0.5 0.5 0.5 0.5 0.23 0.23	464 3,536 4,000 4,000 4,000 653	0.883 1,023 1,096 1,037 0.908 0.724	13.2 116.3 141.0 133.4 116.8 15.2	0.28-0.5 0.28-0.5 0.28-0.5 0.28-0.5	447 1,912 2,169 1,453	0.383 0.391 0.393 0.393	5.5 24.0 27.4 18.4	4,804 13,552 12,831 9,001 5,683 188	5,715 19,000 19,000 14,454 9,683 841	10.4 3.8 3.2 2.3 1.4 0.3
Total		16,653	1,001	535.8		5,981	0.392	75.3	46,059	68,693	2.8

It will be worked in two daily shifts of 12 hours each.

It will be worked in three crew changes: Day crew change, night crew change and rest crew change. Later, the number of days for each crew change will be determined and it will be seven days per week, 360 days per year.

We estimated 83% effective work and we will obtain 20 effective WH per day.

Therefore, a total of 20 wh/day x 360 days/year = 7,200 effective annual working hours.

5.4 AVERAGE TRANSPORT DISTANCES

From the study of the maps and transport distances received, we should mention the following:

The average need of transport machinery is set at 12 dumpers, divided into two for waste equipment and one for ore, which gives an average of four dumpers per each piece of waste equipment and four per ore. This is only accomplished with optimal distribution of equipment per bank, which

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 9 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

Compensate short working distances with long ones to obtain the above average of dumpers. This distance average is 2,000 m maximum.

If the project requires all of the equipment to work in long gorges without being able to compensate distances to maintain the planned production, it would be necessary to use more dumpers or the reduction of production in the event that they are not provided and as a result, the unit price per ton transported will increase from this distance according to the distance in excess of 2,000 m. This excess supposes US$0.00025/ton and additional meter.

5.5 WORK EQUIPMENT

5.5.1 Selection of Equipment

To achieve the greatest production, avoid shutdowns due to failures and in general, to reduce operating costs, we plan to use new and/or semi-new equipment.

This equipment would be comprised of the following:

1 CAT 992G 597 Kw, 95.325 Kg, 12 m3 bucket Front Loader Shovel, estimated production of 400 m3/wh.
1 CAT 5110B 519 Kw, 125,000 Kg, 8m3 bucket hydraulic backhoe, estimated production of 350 m3/wh.
1 CAT 385 382 Kw, 84,980 Kg, 5.4 m3 bucket backhoe, estimated production of 250 m3/wh.

The three pieces of equipment with CAT 777D 100,000 Kg dumpers.

5.5.2 Drilling and Blasting

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 10 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

Drilling and blasting costs per ton have been obtained from our experience in various mining projects. Considering at the start, working with 6 ½ “ diameter drills and manufacture of explosives (ANFO) onsite.

In any case, fragmentation of the ore will be done using blasting, seeking the appropriate design parameters to obtain an optimal particle size curve that avoids secondary fragmentation by mechanical means in the pit (using hydraulic hammer).

In the bid, we considered a standard blasting base of 4.5 m x 5.0 m, a charge factor of up to 200 gr/ton and a nitrate price up to US$0.4964/Kg. Any excess of cost or consumption will be assumed by the ownership.

5.5.3 Equipment List

The models we submitted in the machinery table may be exchanged for others with similar characteristics or that provide the same services.

UNITS	MODEL	CAPACITY
1	CAT5110	8M3
[Illegible]	CAT992	12 m3
[Illegible]	CAT 385	5.4 m3
12	CAT 777	100 m3
1	CAT D10T
1	CAT 14H
1	CAT 824
1	WATER TANKER TRUCK	30,000 1
1	HANDLER	5 t
1	DIESEL TANKER TRUCK	5,000 1
2	PERSONNEL TRANSPORT VEHICLES
2	6 1/2 “ DRILLS

[Illegible stamp in left margin]

[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 11 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

Given that the purchase of all of the machinery has not yet been done, it is worth mentioning that it might be necessary to change some machinery for another of a different brand and model, but always with similar characteristics or that provide the same services.

In this section, we want to emphasize that, due to working some km in the copper project of Piedras Verdes in the state of Sonora, we would have immediate assistance both for the machinery as well as the personnel which will certainly contribute to improving the availability of equipment and production at the San Francisco Project.

We will use the experience in rapid implementation in this mining zone in Mexico and also we will use the 100 t equipment at the Piedras Verdes Project to guarantee performing the preliminary work immediately.

5.6 HUMAN RESOURCES

GRUPO PEAL has professionals with accredited experience in mining to perform the work offered with efficiency and professionalism. All of them have the training necessary, and have the pertinent accrediting qualifications, carnets or licenses.

We are aware of the importance of scheduling educational and training plans for the local resident personnel and to incorporate them into the Project as operators; for that reason we incorporate a group of trainers with experience in this work, which has produced very good results in the Álamos, Sonora area.

Below, we submit the principal stations that we estimate to be necessary for development.

[Illegible stamp in left margin]

[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 12 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

PERSONNEL LIST

Use	Machine	Units	Personal
Production	DML HP Rotary Drill	2	6
	Cat 5110	1	3
	992G wheel loader	1	3
	777F trucks	12	36
	775 water truck	1	3
	CAT D&R tractor	1	3
	824H wheel dozer	1	3
	14H motor grader	1	3
	385CME excavator	1	3
			63

Shop	Lube Truck	1	2
	Fuel Trucks	1	3
	Boom Truck	1	3
			8

Management	Project Director		1
	Production Supervisor		1
	Blasting Managers		2
	Security Managers		1
	Topography Managers		1
	Supervisor		3
	Trainers		2
	Workshop Supervisor		1
	Purchasing		1
	Personnel		1
			14

Warehouse Shop	Welder		3
	Electrician		2
	Mechanic		6
	Assistants		6
			17
TOTAL			102

This estimate of personnel is an average that will be reached when all of the principal equipment is in operation.

[Illegible stamp in left margin]

[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 13 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

6. ECONOMIC BID

We establish a separate price per ton for waste and for ore.

This price is for the first year of work, for the works offered and with the machinery, personnel and conditions described in this bid.

That price is quarterly, which means is shall be updated every six months according to a price revision formula established by mutual agreement.

In the event that a certain percentage of estimated quarterly production is not met for causes that are not attributable to PEAL and are imputable to Timmins Gold Corp., it would be necessary to agree to a compensation formula in the contract.

6.1 PRICE PER TON

Year – 1 1.56 USD/mt Waste and Ore Year 1 and After 1.56 USD mt * Kt Waste and Kt Ore

Kt= Quarterly coefficient of price variation.

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 14 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

The invoice corresponding to a working month shall be paid on the last Friday of the following month.

6.2 MOBILIZATION AND DEMOBILIZATION COSTS

Mobilization costs are estimated at 750,000.000 USD, which amount shall be paid upon signing of the contract.

Demobilization costs are estimated at 1,500,000.000 USD in currency current for the year 2007. This assumes an amount at the end of year seven (7) in the assumption that the contract is settled and there has been no extension, of 1,500,000 USD x (1.05) 7 considering a cumulative rate increase of 5% annually.

In the event of the contract being extended, the demobilization costs at the end of the activity would be 1,500,000 USD x (1.05) n with n representing the number of years that PEAL is present in San Francisco.

6.3 PRICE REVISION FORMULA

We propose this price revision formula as an example:

Kt= 0.14 Ht/H0+ 0.16 Ext/ Ex0+ 0.14 Pft/Pf0+ 0.19 Gt/G0+ 0.27 St/S0+ 0.10

Where:

K: Theoretical revision coefficient for the execution time t

[Illegible stamp in left margin]

[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 15 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

H:	Index that reflects the price variation for labor.
Pf:	Index that reflects the price variation for drilling.
Ex:	Index that reflects the price variation for explosives.
G:	Index that reflects the price variation for machinery, iron, steel…

Published by the government or providers and selected by mutual agreement.

The subindexes reflect:

0: Initial time of contract.
t: Time of price revision.

The objective of the above formula is to most faithfully reflect the price variations and to pass them on in the sale price only in the pertinent percentage, either upwards or downwards.

6.4 PRICES FOR MANAGEMENT

Prices per hour worked are shown in the following list for leasing of machinery for management work, for the machines offered or similar, not including the diesel consumed in the cost.

* (Prices in US dollars per hour)

- CAT 5110 Backhoe	252.00 USD/HW
- CAT 385 Backhoe	193.00 USD/HW
- CAT 365 Backhoe	138.00 USD/HW

- CAT 992-G Loader	207.00 USD/HW
- CAT D10-R Bulldozer	216.00 USD/HW
- CAT D8-R Bulldozer	138.00 USD/HW
- 18.5 T Compactor	.56.00 USD/HW

[Illegible stamp in left margin]

[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 16 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

- CAT 16-H Motor Leveler	120.00 USD/HW
- CAT 14-H Motor Leveler	82.00 USD/HW
- CAT 824 Pusher	147.00 USD/HW
- CAT 777 Dumper	152.00 USD/HW
- CAT 775 Dumper	152.00 USD/HW
- 4” Drill….	192.00 USD/HW

* These hourly prices do not include the diesel consumed.

An additional 5% will be added to the cost for services offered by management according to the management invoice.

[Illegible stamp in left margin]

[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 17 of 18

[Logo]	PEAL OP, S.A.	Tel.: + 34 987 27 85 38
GRUPO PEAL	C/Siseros w/o No. Poligono Industrial de	+ 34 987 27 16 65
[PEAL GROUP]	Villaquilambre NAVATEJERA 24008	+ 34 987 27 85 87
	LEON (SPAIN)	EMAIL: mineria@grupopeal.com

Dear Arturo,

We have reviewed the offer that we submitted to you in May 2007 and now, with all of the final mining plans that have been projected, one year and two months later, we feel that the price has to be US$1.59/ton, which is an increase of only 2% considering the increase for all of the raw materials, explosives, steel, machinery and that in last year the distances will be greater, we will need to incorporate three additional CAT 777 F truck units.

To clarify a little better the matter of the revision Formula, we propose something more updated based on the estimated cost.

PRICE REVISION FORMULA

Kt= 0.15 Ht/H0+ 0.15 Ext/ Ex0+ 0.13 Pft/Pf0+ 0.15 Gt/G0+ 0.32 St/S0+ 0.10

Where:

K:	Theoretical revision coefficient for the execution t
H:	Index that reflects the price variation for labor.
Pf:	Index that reflects the price variation for drilling.
Ex:	Index that reflects the price variation for explosives.
G:	Index that reflects the price variation for diesel fuel.
S:	Index that reflects the price variation for machinery, iron, steel…

Published by the government or providers and selected by mutual agreement.

The subindexes reflect:

0:	Initial time of contract.
t:	Time of price revision.

BASE PRICES

We have considered the following base prices:

Diesel = US$0.52 / liter
Blasting = US$0.19 / ton
Drilling = US$ 0.16 / ton

August 14, 2008

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[Initials]

MARCH 2007	BID: SAN FRANCISCO MINING PROJECT	Page 18 of 18

Molimentales del Noroeste, S.A. de C.V.	[Handwritten note]
2009 Mining Schedule, San Francisco Mine	“Annex G”

1. Description of the Project

The San Francisco mine is an surface mining and leach pad mining operation project with an onsite recovery plant designed for doré production. The production schedule for the surface mining operation is based on feeding the crusher circuit 3.3 Mt per year, beginning the circuit feeding with high and medium grade ore using a cut-off of ≥ 0.53 g/t and 0.37 to 0.53 g/t respectively; low grade ore will be sent to be stockpiled using a cut-off of 0.29 to 0.37 g/t.

The medium grade ore shall feed into the circuit until the mine has high grade ore material available monthly (275,000 tons of ore) corresponding to the monthly capacity in the crushing circuit. In the first quarter of the year 2010, high grade ore material was obtained in the San Francisco pit.

Power supply is provided by the Comisión Federal de Electricidad (CFE) [Federal Electric Commission] at an industrial rate. Management of available water for the project is provided by wells located on the site. Access to the project is from 2.3 km fronting the international highway to Nogales, Arizona, USA to Hermosillo, Sonora, Mexico (approximately 120 km to the North).

Mining activities will be performed by a contractor. Timmins carried out the negotiation with the Grupo Peal, S.A. under a mining services contract. The contractor shall provide the necessary equipment, personnel, and fuel to produce the tons that are required to meet the mining schedule. Among the equipment required for the mining service are transport equipment, excavator, front loader, drilling equipment, among others that will be mentioned later in detail.

Product crushed by the primary crusher will be with a particle size of less than six inches and sent to the secondary crusher circuit on a conveyor belt. The secondary circuit will reduce the size of the ore to 1.25 inches, sending the material on a conveyor belt to the primary crusher circuit to reduce the size of the ore to less than ½ inch in a closed circuit. The crushed ore will be sent to the leach pad with help from a conveyor belt system (grasshopper) for final distribution on the pad.

The cyanide solution will be applied to the upper part of the leach pad by a drip irrigation system. The pregnant leached solution will be recollected by the leach pad protection (liner) and sent to the pregnant leached solution pool located alongside the ore recovery plant for that purpose. The recovery plant process consists of two (2) lines of carbon columns, each line with five (5) tanks in a series. One line of columns contains approximately 2.0 tons of carbon per column and the other, 2.5 tons of carbon per column. The ore is absorbed from the pregnant leached solution by the carbon with a concentration of approximately 0.5 g/m3. Carbon displacement takes place in a Zadra circuit

1

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine
_____________________________________________________________________________________________

using stainless steel electrodes in stainless steel electrolytic cells. Gold charged cathodes are washed and filtered to create precipitation and later to be refined and produce doré bars.

2. Summary of Ore Reserves, San Francisco Mine

							Medium Grade	[Illegible]	[Illegible]	[Illegible]
[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]	Waste	[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]
[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]	[Illegible]
	PHASE-1	3,406,304	1,019	0.761	11,083,212	14,489,516	992,266	0.449	414,229	0.334
	PHASE-2	5,083,986	1,215	0.908	15,685,514	20,769,500	1,559,543	0.448	601,664	0.932
	PHASE-3	6,511,640	1,005	0.722	23,701,924	28,213,564	2,377,180	0.448	1,036,033	0.331
	PHASE-4	402,637	1,279	0.836	1,025,029	1,427,666	84,264	0.449	21,867	0.338
		15,404,567	1,085	0.795	49,495,679	64,900,246	5,013,253	0.448	2,073,793	0.332

3. 2009 Mining Schedule

The mine’s schedule was adjusted according to the production of the August 2009 monthly closing; in the month of September a mining plan was made according to the equipment currently available for the contractor.

2009 Mining Schedule

3.1 June 2009 Mining Schedule

San Francisco Life of Mine Plan

Rev. July 2009

Cutoff 0.53 Au g/t

Measure and Indicated Reserves

									Ore in Waste
Period			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.27 – 0.37
[Illegible]	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	Tons	Au g/t	Tons	Au g/t
	1	710	4,123	0.998	0.661	38,832	41,055	88
			4,123	0.998	0.851	36,937	41,055	88

June-09	Ore Type	Ore tons	Au g/t	REC Au g/t	REC Gold Oz
	Gneiss	4,123	0.998	0.551	58
	Total	4,123	0.998	0.661	88

2

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine
_________________________________________________________________________________________________________

3.2 July 2009 Mining Schedule

San Francisco Life of Mine Plan

Rev. July 2009

Cutoff 0.53 Au g/t

Measure and Indicated Reserves

			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Jul-09	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	710	1,025	0.531	0.352	47,296	48,321	12
		Total	1,025	0.531	0.352	47,295	48,321	12

Jul-09	Ore Type	Ore Tons	Au g/t	REC Au g/t	REC Gold Oz
	Gneiss	1,025	0.531	0.352	12
	Total	1,025	0.531	0.352	12

3.3 August 2009 Mining Schedule

									Ore in Waste
									Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Aug-09	Phase	Bench	Ore Tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	Tons	Au g/t	Tons	Au g/t
	1	728	31	0.629	0.444	685	1,025	0	137	0.455	192	0.204
	1	722	7,537	0.705	0.498	39,821	60,962	121	6,238	0.445	7,368	0.329
	1	716	321	0,654	0.428	30,739	31,382	4	11	0.374	311	0.355
	1	710	4950	0.681	0.445	131,395	138,188	71	33	0.443	1,810	0.303
		Total	12,838	0.694	0.478	202,620	231,557	196	5,417	0.445	9,581	0.325

Aug-09	Ore Type	Ore Tons	Au g/t	REC Au g/t	REC Gold Oz
		5,270	0.679	0.444	75
	Gneiss	7,589	0.704	0.498	121
	Total	12,839	0.694	0.476	196

3.4 September 2009 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Sep-09	Phase	Bench	Ore Tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	Tons	Au g/t	Tons	Au g/t
		718	31,190	0.781	0.537	197,408	244,695	539	10,512	0.446	5,585	0.332
		710	8,500	0.770	0.544	42,000	52,288	149	1,250	0.467	500	0.331
	1	Total	39,590	0.763	0.539	239,408	296,945	688	11,762	0.448	8,085	0.332

* PEAL MEXICO estimates reaching a production of 300,000 t in September 2009. This month corresponds to the mobilization period.

3.5 October 2009 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Oct-09	Phase	Bench	Ore Tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	Tons	Au g/t	Tons	Au g/t
	1	716	24,682	0.770	0.544	137,367	175,479	432	11,039	0.487	2,391	0.331
	1	704	30,701	0.778	0.550	309,488	355,,897	543	10,534	0.482	5,176	0.321
	1	698	33,470	0.851	0.601	283,373	337,247	647	16,213	0.437	4,191	0.306
	1	692	4,925	0.892	0.628	59,800	85,305	99	580	0.453
		Total	93,778	0.808	0.571	790,026	933,928	1,721	38,366	0.453	11,758	0.318

* PEAL MEXICO estimates reaching a production of 600,000 t in October 2009. This month corresponds to the mobilization period.

3

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine
_________________________________________________________________________________________________________

3.6 November 2009 Mining Schedule

									Ore in Waste
				Ore		Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Nov-09	Phase	Bench	Ore Tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	Tons	Au g/t	Tons	Au g/t
	1	716	32	0.530	0.802	2,991	3,023	1	0	0.000	0	0.000
	1	710	184	0.547	0.386	22,867	23,228	2	177	0.453	0	0.000
	1	704	267	0.622	0.442	32,812	35,356	4	1,279	0.437	998	0.324
	1	698	8	0.683	0.428	68,074	72,356	0	2.071	0,458	2,203	0.317
	1	686	84,346	0.841	0.590	545,830	649,832	1,221	30,134	0,440	8,522	0.347
	1	680	3,750	0.829	0.600	50,280	54,255	72	225	0.445
		Total	100,758	0.851	0.598	1,039,811	1,210,080	1,938	49,662	0.444	19,349	0.339

* PEAL MEXICO estimates reaching a production of 850,000.00 t in November. This month includes a mobilization period.

3.7 December 2009 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Dec-09	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	680	130,744	0.853	0.813	325,515	830,216	3,576	45,039	0442	26,918	0.340
	1	674	74,500	0.886	0.622	288,200	372,320	1,490	5,080	0.442	2,640	0.331
		Total	205,244	0.858	0.616	913,715	1,202,536	4,066	52,019	0.442	31,559	0.339

2010 Mining Schedule

3.8 January 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Jan-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	728	313	0.814	0.434	15,285	16,609	4	605	0.438	408	0.319
	1	722	18,701	0.840	0.594	259,575	335,988	357	10,309	0.443	17,383	0.328
	1	674	69,459	0.865	0.822	434,301	565,224	1,789	34,907	0.443	28,557	0.331
	1	668	114,714	1,093	0.827	253,785	383,426	3,049	8,179	0,452	6,743	0.332
		Total	223,187	0.980	0.725	962,946	1,321,427	5,199	84,200	0.443	51,094	0.330

3.9 February 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Feb-10	Phase	Bench	Ore Tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	Tons	Au g/t	Tons	Au g/t
	1	722	45	0.562	0.397	6,886	7,026	1	95	0.482
	1	716	9,454	0.951	0.671	243,022	256,560	204	3,162	0.412	822	0.347
	1	710	299	0.745	0.487	31,133	32,244	5	812	0.485
	1	704	832	0.721	0.472	21,414	22,046	10
	1	698	369	0.972	0.836	3,357	3,726	8
	1	692				415	415	0
	1	688				20,872	20,872	0
	1	680				454	454	0
	1	688	44,584	1,093	0.844	438,901	528,083	1,212	33,444	0.443	11,059	0.330
	1	682	133,917	0.904	0.614	305,823	456,890	2,545	14,211	0.458	1,939	0.310
	1	656	13,900	0.793	0.558	1,250	15,150	248
		Total	203,300	0.939	0.663	1,073,527	1,342,471	4,332	51,724	0.448	13,920	0.328

4

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine
_________________________________________________________________________________________________________

3.10 March 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Mar-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	716	45,320	0.933	0.656	338,907	422,098	956	0.461	10,662
	1	658	126,524	1,068	0.198	613,318	824,376	305	0.443	24,353
	1	650	41,600	0.822	0.610	42,500	88,200	816	2,300	0.462	1,000	0.343
		Total	213,444	0.992	0.376	994,723	1,334,674	2,577	89,692	0.452	38,815	0.332

3.11 April 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Apr-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	718	10,083	0.686	0.453	190,288	239,679	147	27,127	0.429	12,161	0.334
	1	710				35,201	35,201	0
	1	704	68	0.733	0.479	84	132	1
	1	650	125,038	0.803	0.586	488,636	688,674	2,350	45,779	0.461	19,221	0.332
	1	644	136,129	0.810	0.594	214,395	383,024	2,840	10,500	0.464
	1	Total	273,318	0.802	0.585	908,584	1,326,710	5,144	113,406	0.454	31,402	0.333

3.12 May 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
May-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	710	37,413	0.972	0.885	398,055	[Illegible]	324	14,217	0.436	13,174	0.322
	1	644	85,000	0.810	0.594	203,000	385,996	1,624	59,827	0.454	18,169	0.328
	1	538	186,774	0.793	0.576	307,215	505,521	3,461	10,112	0.459	1,420	0.334
		Total	309,187	0.819	0.595	908,270	1,334,378	5,910	84,158	0.459	32,763	0.326

3.13 June 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Jun-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	710	22995	0.763	0.523	281,441	321,483	367	28,650	0.436	8,397	0.346
	1	644	502	0.661	0.422	8,481	9,307	7	324	0.475
	1	838	9,304	0.788	0.585	13,309	24,659	175	[Illegible]238	0.483	8	0.305
	1	632	88,337	0.948	0.890	334,997	483,580	1,988	43,414	0.452	18,832	0.334
	1	626	167,702	1,096	0.808	288,299	497,50	4,356	31,050	0.451	10,199	0.334
		Total	288,840	1,013	0.741	906,527	1,336,479	6,884	105,676	0.448	33,436	0.337

3.14 July 2010 Mining Schedule

5

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine
_________________________________________________________________________________________________________

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Jul-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	710	4,125	0.661	0.468	150,486	151,662	62	6,446	0.117	825	0.303
	1	704	41,843	1,135	0.797	160,821	245,581	1,073	26,850	0.451	15,947	0.327
	1	626				150,126	160,078	0	25,426	0.457	4,524	0.119
	1	820	182,248	1,211	0.910	397,288	844,694	5,331	47,573	0.448	17,685	0.332
	1	614	70,888	1,376	1,028	28,875	100,993	2,343	1,250	0.441
		Total	299,084	1,232	0.960	887,596	1,333,208	8,808	107,345	0.451	38,881	0.331

3.15 August 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Aug-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	704	32,740	0.748	0.529	509,126	532,591	555	26,024	0.453	12,701	0.324
	1	614	103,891	1,149	0.874	344,858	510,780	2,921	45,809	0.441	16,222	0.328
	1	608	176,672	1,129	0.909	31,528	239,344	5,182	25,023	0.439	6,123	0.337
		Total	313,303	1,095	0.858	885,510	1,332,715	8,839	98,856	0.447	35,046	0.326

3.16 September 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Sep-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	1	704	0	0.000	0.000	157,620	158,787	0	0	0.000	1.147	0.329
		698	79,237	0.857	0.602	248,940	381,680	1,532	36,106	0.457	17,395	0.330
	1	608	28,034	0.929	0.671	254,655	327,195	605	24,175	0.446	20.320	0.336
	1	602	204,786	1,201	0.939	156,243	442,607	6,185	29,852	0.441	21,725	0.339
		Total	312,057	1,090	0.829	847,469	1,310,249	8,322	90,138	0.449	60,587	0.335

3.17 October 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Oct-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	2	698	28,483	0.850	0.601	530,995	578,536	550	10,775	0.435	6,285	0.330
	2	692	85,238	0.920	0.641	265,693	377,288	1,756	17,123	0.451	3,212	0.330
	1	602	43,291	1,214	0.794	48,384	98,338	1,105	5,675	0.461	788	0.325
	1	596	164,422	1,307	1,003	114,369	278,791	5,304
		Total	321,434	1,152	0.843	959,441	1,332,931	8,715	33,773	0,446	16,283	0.330

3.18 November 2010 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Nov-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	2	692	28,791	0.765	0.538	460,528	543,606	493	38,883	0.437	19,431	0.336
	2	686	131,341	0.945	0.664	405,717	800,403	2,804	41,743	0.440	21,607	0.329
	2	590	137,310	1,370	1,044	43,011	123,290	4,610	12,552	0.466	417	0.361
		Total	297,442	1,124	0.827	908,258	1,339,334	7,912	91,181	0.444	41,455	0.332

3.19 December 2010 Mining Schedule

6

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Dec-10	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	2	686	5,581	0.761	0.538	270,820	285,768	97	5,820	0.427	4,547	0.324
	2	680	144,886	1,033	0.726	532,680	746,081	3,363	44,028	0.442	24,487	0.331
	2	674	151,901	1,113	0.778	146,767	145,051	3,601	37,892	0.159	9,521	0.345
		Total	302,368	1,068	0.749	950,287	1,378,930	7,281	87,740	0.449	38,555	0.335

2011 Mining Schedule

3.20 December 2011 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
2011	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	3	728	174	0.689	0.466	18,414	19,505	3	800	0.429	117	0.320
	3	722	5,749	0.734	0.519	279,613	306,367	96	12,546	0.417	10,181	0.334
	3	716	10,290	0.674	0.471	435,839	481,982	156	14,512	0.423	21,321	0.333
	3	704	45,964	0.752	0.522	538,376	839,798	772	39,924	0.450	15,484	0.327
	3	698	59,710	0.501	0.557	510,527	535,937	1,069	46,917	0.447	16,783	0.330
	3	692	70,303	0.882	0.611	533,918	677,383	1,382	48,801	0.438	24,381	0.329
	3	686	87,781	0.903	0.622	593,243	755,343	1,755	43,509	0.439	31.010	0.336
	3	680	94,479	0.882	0.612	527,356	598,285	1,858	44,178	0.432	30,274	0.336
	2	674	42,835	0.805	0.564	397,763	439,520	773	20,873	0.446	28,249	0.330
	2	668	161,047	1,059	0.745	641,174	295,854	3,852	84,123	0.440	29,570	1.326

2	662	139,500	1,181	0.832	879,555	903,604	3,733	58,875	0.446	25,674	0.328
2	656	158,752	1,151	0.814	561,842	827,471	4,605	72,254	0.445	17,293	0.336
2	650	178,072	1,151	0.814	561,842	827,471	4,605	72,254	0.445	17,293	0.336
2	644	204,524	1,108	0.791	468,171	743,045	5,203	56,663	0.449	13,667	0.339
2	638	192,654	1,259	0.898	435,545	895,087	5,549	53,386	0.447	13,502	0.329
2	632	176,269	1,289	0.941	388,734	640,475	5,390	40,794	0.454	28,678	0.332
2	626	178,488	1,423	1,048	385,360	615,049	6,000	43,097	0.452	23,104	0.340
2	620	199,530	1,132	0.875	302,952	587,004	5,613	66,757	0.454	17,665	0.331
2	614	228,518	1,118	0.858	280,460	586,548	0.292	77,376	0.459	20,194	0.339
2	606	241,602	1,167	0.894	244,160	584,775	6,947	59,002	0.457	19,411	0.329
2	602	237,508	1,204	0,911	267,333	555,760	6,259	42,309	0.459	3,016	0.332
2	698	291,454	1,238	0.935	412,835	792,075	8,761	89,791	0.441	18,185	0.333
2	590	214,621	1,436	1,081	451,337	735,558	7,451	60,000	0.445	10,500	0.334
						0	0
	Total	3,245,736	1,158	0.850	10,391,782	15,226,689	88,726	1,123,491	0.447	465,695	0.333

3.21 December 2012 Mining Schedule

7

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
2012	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	3	680	7.895	0.964	0.633	131,595	146,148	161	2,814	0.460	3,844	[Illegible]
	3	674	95,392	0.638	0.576	832,761	802,875	1,787	50,251	0.442	24,471	0.333
	3	668	106,685	0.872	0.598	649,369	625,430	2,050	44,618	0.449	24,558	0.339
	3	662	132,972	0.945	0.640	598,335	799,805	2,774	47,238	0.443	21,080	0.340
	3	656	168,172	0.942	0.645	564,816	799,520	3,485	46,501	0.448	19,931	0.339
	3	650	160,134	0.903	0.615	592,831	835,262	3,154	60,087	0.432	22,210	0.346
	3	644	183,311	0.860	0.580	803,148	842,957	3,043	58,559	0.451	19,941	0.337
	3	638	230,347	0.847	0.567	560,768	939,381	4,192	[Illegible]	0.461	20,668	0.337
	3	632	233,375	0.811	0.551	576,820	930,891	4,136	80,971	0.458	39,725	0.329
	3	626	181,192	0.821	0.585	690,465	1,010,089	3,293	76,082	0.455	80,410	0.324
	3	620	124,474	1,056	0.749	791,857	1,018,526	2,997	57,855	0.460	44,339	0.323
	3	614	133,489	1,129	0.807	753,406	[Illegible]	3,463	38,518	0.452	30,541	0.323
	3	590	100,000	1,438	1,081	1,934	116,284	1,176	6,144	0.445	8,208	0.334
	2	584	419,213	1,427	1,123	452,581	273,430	15,134	75,501	0.439	26,135	0.339
	2	578	396,909	1,524	1,170	376,851	856,519	14,933	54,088	0.440	28,070	0.333
	2	572	288,617	1,349	1,042	281,984	679,191	10,005	74,576	0.441	24,014	0.329
	2	566	107,640	1,186	0.952	114,169	274,280	3,295	43,411	0.446	9,080	0.339
		Total	3,301,250	1,111	0.816	9,613,599	14,352,785	88,505	986,700	0.450	471,263	0.331

3.22 December 2013 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
2013	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	3	602	51,128	0.827	0.598	205,309	302,216	983	33,512	0.457	12,167	0.330
	3	596	168,058	1,069	0.778	691,583	953,760	4,194	64,916	0.459	29,243	0.328
	3	590	218,622	1,050	0.764	818,581	941,229	5,370	76,512	0.453	27,534	9,329
	3	584	251,350	1,086	0.814	597,427	935,793	6,581	66,545	0.435	20,471	0.330
	3	578	282,841	1,023	0.752	577,495	963,769	6,839	70,220	0.441	35,213	0.339
	3	572	321,151	1,028	0.763	555,904	971,427	7,875	84,385	0.442	30,007	0.335
	3	568	441,473	1,275	0.925	830,054	1,200,967	13,129	85,364	0.454	44,076	0.334
	3	580	505,114	1,208	0.887	534,092	1,236,850	14,398	143,800	0.448	83,844	0.330
	3	554	422,280	1,201	0.883	478,883	1,100,598	11,982	146,312	0.452	58,113	0.332
	3	548	338,444	1,101	0.813	377,159	804,986	[Illegible]	126,537	0.446	63,648	0.328
	3	542	277,508	1,022	0.771	285,555	589,110	6,879	111,565	0.451	34,481	0.335
	3	536	25,000	0.939	0.695	146,365	256,705	552	70,012	0.442	15,327	0.334
		Total	3,302,979	1,121	0.825	5,678,368	10,459,430	87,839	1,050,761	0.448	419,322	0.332

3.23 December 2014 Mining Schedule

									Ore in Waste
			Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
2013	Phase	Bench	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
	3	704				3,831	5,018	0	1,783	0.428	4	0.303
	3	898	6,191	0.861	0.609	113,686	133,895	121	13,989	0.427	29	0.314
	3	692	58,140	1,888	1,235	383,918	419,481	2,309	3,103	0.445	2,317	0.330
	3	886	88,007	1,213	0.793	385,411	484,760	2,193	11,450	1.479	1,892	0.358
	3	680	83,977	0.999	0.697	200,549	307,767	1,861	20,157	0.484	3,104	0.330
	3	674	78,759	1,113	0.728	240,742	347,355	1,798	24,035	0.439	5,758	0.341
	3	668	55,464	1,116	0.729	109,978	206,379	1,300	29,293	0.434	10,944	0.337
	3	662	38,412	0.982	0.433	5,355	6,764	11	620	0.436	13	0.355
	3	658	796	0.625	0.433	5,355
	3	536	191,293	0.939	0.595	250.000	291,239	4,271	35,100	0.442	3,250	0.331
	3	530	197,649	0.909	0.725	278,890	601,228	4,608	84,733	0.442	29.933	0.337
	3	524	185,442	0.858	0.699	210,208	501,949	3,715	96,098	0.444	28,201	0.339
	3	518	157,112	0.907	0.694	101,020	348,930		75,885	0.445	14,913	0.332

3	512	138,495	0.894	0.689	100,370	392,932		41,349	0.45	11,218	0.340
3	506	106,830	0.891	0.697	79,501	238,550	2,394	41,953	0.461	8,366	0.326
3	500	147,000	0.836	0.693	42,987	225,682	3,273	28,831	0.441	9,871	0.326
3	494	55,841	0.888	0.697	30,778	104,635		[Illegible]	0.451	4,210	0.325
3	488	24,482	0.805	0.643	7,378	35,519		2,805	0.391	751	0.359
						0	0
	Total	1,590,836	0.975	0.726	2,653,437	4,753,177	28,733	550,893	0.445	148,561	0.335

8

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine
_________________________________________________________________________________________________________

Summary of Mining Program for San Francisco Mine

							Ore in Waste
	Ore			Waste	Total		Med Grade 0.37 – 0.53		Low Grade 0.29 – 0.37
Year	Ore tons	Au g/t	REC Au g/t	Tons	Tons	REC Gold Oz	tons	Au g/t	Tons	Au g/t
2009	457,457	0.834	0.592	3,269,808	3,964,422	8,708	158,426	0.446	78,731	0.334
2010	3,356,964	1.032	0.743	11,194,116	16,023,502	50,150	1,038,185	0.449	434,237	0.332
2011	3,245,738	1.158	0.850	10,391,762	15,226,680	56,726	1,123,491	0.447	465,698	0.333
2012	3,301,250	1.111	0.816	9,613,599	14,352,785	86,605	966,700	0.450	471,236	0.331
2013	3,302,979	1.121	0.825	5,678,368	10,459,430	87,639	1,058,761	0.448	419,322	0.332
2014	1,590,636	0.975	0.726	2,618,505	4,906,595	37,128	550,893	0.445	148,561	0.335
Total	15,255,024	1,083	0.793	43,764,158	64,933,423	388,858	4,896,456	0.448	2,017,786	0.332

Transport Profiles

9

TIMMINS

----GOLD CORP---

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

MINERAL ALTA LEY ([Illegible)]				MINERAL [Illegible]				[Illegible] (DUMP POINTS)				TOTAL
BANK	PEND. %	DIST.	TONS	BANK	PEND. %	DIST.	TONS	BANK	PEND. %	DIST.	TONS	TONS

2009 Mining Schedule, San Francisco Mine

Jul – Sept 2009	Phase 1	0	100	329,772	Phase 1	0	100	[Illegible]	Phase 1	0	100	2,489,292	3,055,337
	[Illegible]	10	250		[Illegible]	10	240		[Illegible]	10	715
		0	50			3	[Illegible]			0	50
						10	585
						0	50__
			[Illegible]				1443				[Illegible]

			TOTAL	329,772			TOTAL	[Illegible]				2,489,292	3,055.337
Oct – Dec 2009	Phase 1	0	150	674,376	Phase 1	0	150	[Illegible]	Phase 1	0	100	3,054,947	34,066,563
	[Illegible]	10	505		[Illegible]	10	1155		[Illegible]	10	[Illegible]
		0	50_			0	50__			0	50__
			725				1355				1280

			TOTAL	674,376			TOTAL	[Illegible]		TOTAL	3,054,947
Jan – Mar 2010	Phase 1	0	150	731,778	Phase 1	0	100	[Illegible]	Phase 1	0	100	1,870,140	2,887,780
	[Illegible]	10	545		[Illegible]	10	1459		[Illegible]	10	1357
		0	50_			0	75__			0	75__
			[Illegible]				[Illegible]				1542

	Phase 2	0	570	[Illegible]	Phase 2	0	150	[Illegible]	Phase 2	0	150	[Illegible]	[Illegible]
	716	10	60		716	10	50		716	10	530
		0	50			3	[Illegible]			0	75
						10	[Illegible]
			[Illegible]			0	75__
							1338				755

			TOTAL	[Illegible]			TOTAL	[Illegible]		TOTAL		[Illegible]	[Illegible]
Apr – Jun 2010	Phase 1	0	150	[Illegible]	Phase 1	0	750	[Illegible]	Phase 1	0	150	[Illegible]	[Illegible]
	[Illegible]	10	1180		[Illegible]	10	1772		[Illegible]	10	[Illegible]
		0	50_			0	100__			0	100__
			[Illegible]				[Illegible]				[Illegible]

	Phase 2	0	250	[Illegible]	Phase 2	0	250	[Illegible]	Phase 2	0	250	[Illegible]	[Illegible]
	710	10	50		710	10	[Illegible]		710	10	500
		0	[Illegible]			3	[Illegible]			0	100
		0	20			10	[Illegible]
						0	100__
			[Illegible]				[Illegible]				[Illegible]

			TOTAL	[Illegible]			TOTAL	[Illegible]		TOTAL		[Illegible]	[Illegible]
Jul – Sept 2010	Phase 1	0	200	[Illegible]	Phase 1	0	100	[Illegible]	Phase 1	0	100	[Illegible]	[Illegible]
	[Illegible]	10	1465		[Illegible]	10	2032		[Illegible]	10	[Illegible]
		0	50_			0	125__			0	125__
			[Illegible]				[Illegible]				[Illegible]

	Phase 2	0	465	[Illegible]	Phase 2	0	120	[Illegible]	Phase 2	0	170	[Illegible]	[Illegible]
	710	10	120		710	10	[Illegible]		710	10	[Illegible]
		0	[Illegible]			3	[Illegible]			0	125
		10	170			10	[Illegible]
		0	150			0	125__
			[Illegible]				1511				[Illegible]

			TOTAL	[Illegible]			TOTAL	[Illegible]		TOTAL		[Illegible]	[Illegible]
Oct – Dec 2010	Phase 1	0	100	[Illegible]	Phase 1	0	100	[Illegible]	Phase 1	0	150	[Illegible]	[Illegible]
	[Illegible]	10	[Illegible]		[Illegible]	10	2032		[Illegible]	10	[Illegible]
		0	50_			0	125__			0	150__
			[Illegible]				[Illegible]				[Illegible]

	Phase 2	0	220	[Illegible]	Phase 2	0	180	[Illegible]	Phase 2	0	100	[Illegible]	[Illegible]
	[Illegible]	10	120		[Illegible]	10	[Illegible]		[Illegible]	10	[Illegible]
		0	50_			3	[Illegible]			0	150
			[Illegible]			10	[Illegible]
						0	150__
							[Illegible]				1192

			TOTAL	[Illegible]			TOTAL	[Illegible]		TOTAL		[Illegible]	[Illegible]
2011	Phase 2	0	100	[Illegible]	Phase 2	0	200	1,136,742	Phase 2	0	200	[Illegible]	[Illegible]
	[Illegible]	10	[Illegible]		[Illegible]	10	[Illegible]		[Illegible]	10	1635
		0	240			0	[Illegible]			0	200
		10	[Illegible]
		0	[Illegible]
		10	170
		0	80__
			[Illegible]				[Illegible]				[Illegible]		[Illegible]

	Phase 3			[Illegible]	Phase 3	0	440	[Illegible]	Phase 3	0	200	[Illegible]
	[Illegible]	0	[Illegible]		[Illegible]	10	420		[Illegible]	10	420
		10	250			10	1400			10	1320
		0	150			0	175			0	200
		10	170
		0	50__
			[Illegible]				[Illegible]				[Illegible]

			TOTAL	[Illegible]			TOTAL	[Illegible]		TOTAL		[Illegible]	[Illegible]
2012	Phase 2	0	100	[Illegible]	Phase 2	0	100	[Illegible]	Phase 2	0	200	[Illegible]	[Illegible]
	[Illegible]	10	[Illegible]		572	10	[Illegible]		[Illegible]	10	1635
		0	[Illegible]			0	150			0	200
		10	1125			10	1575
		0	160			0	200
		10	170
		0	50__
			[Illegible]				[Illegible]				[Illegible]

	Phase 3			[Illegible]	Phase 3	0	[Illegible]	[Illegible]	Phase 3	0	[Illegible]	[Illegible]	[Illegible]
	[Illegible]	0	[Illegible]		[Illegible]	10	[Illegible]		[Illegible]	10	1750
		10	1125			0	200			10	250
		0	160
		10	170
		0	50__
			[Illegible]				[Illegible]				[Illegible]

			TOTAL	[Illegible]			TOTAL	[Illegible]		TOTAL		[Illegible]	[Illegible]
2013	Phase 3	0	200	[Illegible]	Phase 3	0	200	[Illegible]	Phase 3	0	200	[Illegible]	[Illegible]
	560	10	[Illegible]		[Illegible]	10	[Illegible]		[Illegible]	10	2315
		0	[Illegible]			0	220			0	300
		10	170
		0	50__
			[Illegible]
							[Illegible]				[Illegible]
			TOTAL	[Illegible]
							TOTAL	[Illegible]			TOTAL	[Illegible]	[Illegible]
2014	Phase 3	0	50	[Illegible]	Phase 3	0	[Illegible]	[Illegible]	Phase 3	0	50	[Illegible]	[Illegible]
	[Illegible]	10	[Illegible]			10	[Illegible]		[Illegible]	10	[Illegible]
		0	[Illegible]			0	250			0	350
		10	170
		0	50__
			[Illegible]				[Illegible]				[Illegible]

	Phase 4	0	[Illegible]	[Illegible]	Phase 4	0	[Illegible]	[Illegible]	Phase 4	0	[Illegible]	[Illegible]	[Illegible]
	[Illegible]	10	505		874	10	[Illegible]		674	10	335
		0	50			0	[Illegible]			0	[Illegible]
						[Illegible]	[Illegible]			2	380
						10	485			10	[Illegible]
						0	260			0	380

			[Illegible]				[Illegible]				[Illegible]

			TOTAL	[Illegible]			TOTAL	[Illegible]		TOTAL		[Illegible]	[Illegible]

TIMMINS

----GOLD CORP---

10

[Illegible stamp in left margin]

[Initials]

Molimentales del Noroeste, S.A. de C.V.

2009 Mining Schedule, San Francisco Mine
_________________________________________________________________________________________________________

Estimated Production from PEAL MEXICO S.A. DE C.V. During the Mobilization Period

As CONTRACTOR, PEAL is committed throughout the mobilization period until the equipment arrives to attempt to follow the assigned production schedule, keeping in mind that there may be unforeseen events pending the arrival of all of the machinery and components, such as lack of drilling or important failures in the only loader that is already at the mine which may impact this estimate.

MONTH	PLANNED PRODUCTION	PEAL ESTIMATED PRODUCTION
September 2009	296,945 t	300,000 t
October 2009	933,928 t	600,000 t
November 2009	1,210,080 t	850,000 t
December 2009	1,202,536 t	1,202,536 t

11

TIMMINS

----GOLD CORP---

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[Initials]

[Handwritten note] “Annex I”
Avda.: General [Illegible] [Illegible] Madrid, Spain	[Logo] MAPFRE | EMPRESAS
[Illegible]

MAPFRE EMPRESAS, S.A., REPRESENTED BY Ms. EVA ROCIO GONZALEZ GARCIA,

WITH NIF (Número de Identificación Fiscal) [Tax Identification Number] 9.781.810 -W.

HEREBY CERTIFIES

THAT THE COMPANY CALLED PEAL MEXICO S.A. DE CV, HAS CONTRACTED CIVIL LIABILITY INSURANCE POLICY 096-0870070585 WITH THIS COMPANY WHICH COVERS DAMAGES THAT IT MAY CAUSE TO THAT COMPANY DURING THE DEVELOPMENT OF ITS ACTIVITIES, WITHIN THE LIMITS ESTABLISHED UNDER ITS PARTICULAR CONDITIONS

THE CAPITAL CONTRACTED IN THE POLICY IS $2,000,000.

THE EFFECTIVE DAY OF THE POLICY IS DECEMBER 31, 2008, BEING ANNUAL AND EXTENDABLE.

AND IN WITNESS WHEREOF, THAT THIS DOCUMENT IS ISSUED IN LEON ON SEPTEMBER 15 OF THE YEAR TWO THOUSAND NINE FOR ALL APPROPRIATE PURPOSES.

[Illegible stamp in left margin]

[Stamp]

MAPFRE EMPRESAS

INSURANCE AND REINSURANCE COMPANY

[Signature]

MAPFRE EMPRESAS S.A.

[Initials]

ANNEX “J”

LIST OF CONTACTOR’S MACHINERY AND PERSONNEL

MACHINERY LIST

EQUIPMENT INTENDED FOR MINING WORK, WHICH SHALL BE INCORPORATED ACCORDING TO THE NEEDS OF THE PROJECT ARE SHOWN ON THE FOLLOWING LIST.

THE MODELS PRESENTED IN THE MACHINERY TABLE MAY BE EXCHANGED FOR OTHERS WITH SIMILAR CHARACTERISTICS OR THAT PROVIDE THE SAME SERVICES.

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UNITS	MODEL	CAPACITY
2	KOMATSU PC2000	12 M3
1	CAT 992	12 M3
11	CAT 777	100 T
1	CAT D10T
1	CAT 16M
1	CAT 834
1	CAT 775 WATER TANK TRUCK	40,000 L
1	HANDLER	3T
1	DIESEL TANK TRUCK	15,000 L
1	CRANE TRUCK
2	6 ½” DRILLERS
1	CAT M318 AND HAMMER

PERSONNEL LIST

THIS ESTIMATE OF PERSONNEL IS AN AVERAGE THAT WILL BE REACHED WHEN ALL PRINCIPAL EQUIPMENT IS IN OPERATION.

AREA	MACHINE	UNITS	PERSONNEL
PRODUCTION	DRILLERS	2	6
	KOMATSU PC2000	2	6
	CAT 993K WHEEL
	LOADER	1	2
	777F TRUCKS	11	33
	775 WATER TRUCK	1	3

CAT D10T TRACTOR	1	3
CAT 834 WHEEL DOZER	1	3
CAT 116M MOTOR GRADE	1	3
CAT M318 EXCAVATOR	1	3
		62

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[Initials]

WORKSHOP	DIESEL LUBE TRUCK	1	3
	CRANE TRUCK	1	1
			4

MANAGEMENT	PROJECT DIRECTOR		1
	PARTY RESPONSIBLE
	FOR TOPOGRAPHY		1
	SUPERVISOR		3
	TRAINER		1
	HEAD OF WORKSHOP		1
	PURCHASING		1
	HUMAN RESOURCES		1
			9

WORKSHOP
WAREHOUSE	WELDER		3
	ELECTRICIAN		1
	MECHANIC		3
	ASSISTANTS		3
			10
TOTAL			85

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[Initials]

ANNEX “K”

HOURLY RATES FOR CONTRACTOR’S MACHINERY

THE PRICES PER HOUR WORKED FOR LEASING OF THE MACHINERY BY MANAGEMENT OF THE MACHINES OFFERED OR SIMILAR, NOT INCLUDING THE COST OF DIESEL FUEL USED, IS SHOWN ON THE FOLLOWING LIST.

- KOMATSU PC2000 Backhoe	320.00 USD/HW
- CAT 385 Backhoe	193.00 USD/HW
- CAT 365 Backhoe	138.00 USD/HW
- CAT 992-G Loader	207.00 USD/HW
- CAT D10-R Bulldozer	216.00 USD/HW
- CAT D8-R	138.00 USD/HW
- 18.5 T Compactor	56.00 USD/HW
- CAT 16-H Motor Grader	120.00 USD/HW
- CAT 14-H Motor Grader	82.00 USD/HW
- CAT 824 Pusher	147.00 USD/HW
- CAT 834 Pusher	207.00 USD/HW
- CAT 777 Dumper	152.00 USD/HW
- CAT 775 Dumper	152.00 USD/HW
- 4” Drill	192.00 USD/HW
- CAT M318 Backhoe	85.00 USD/HW

FOR OTHERS SERVICES OFFERED BY MANAGEMENT, AN ADDITIONAL 5% WILL BE ADDED TO THE COST, ACCORDING TO THE INVOICE FOR MANAGEMENT.

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[Initials]

ANNEX “L”

FOR THE UNIT PRICE BASED COMMERCIAL WORKS CONTRACT THAT IS

SIGNED BY MOLIMENTALES DEL NOROESTE, S.A. DE C.V. AND PEAL MÉXICO, S.A. DE C.V.

___________________________________________________________________________________________

FORMAT FOR NOTIFYING OF NONCOMPLIANCE

___________________________________________________________________________________________

(Place and Date)

(NAME OF NONCOMPLIANT PARTY)

ATTN: _______________________________________

BY HAND.-

This is to inform you that, according to Clause 23 “Termination of the Contract” from the Unit Price Based Commercial Works Contract that we have currently signed and is in effect with you, we are bringing the following SIGNIFICANT NONCOMPLIANCE with regard to that contract on your part to your attention:

(INDICATE THE SIGNIFICANT NONCOMPLIANCE OR NONCOMPLIANCE IN DETAIL IN THIS SPACE THAT, IN THE JUDGMENT OF THE AFFECTED PARTY, HAVE BEEN COMMITTED, INDICATING EXACTLY WHICH CLAUSES OR PARAGRAPHS OF THE CONTRACT HAVE NOT BEEN COMPLIED WITH AND THE WAY IN WHICH THEY WERE NONCOMPLIANT)

According to the above cited Clause 23, section “a)”, we are granting a period of 30 (thirty) calendar days counted from the date of receipt of this notice by you, so that you may proceed to correct the significant noncompliance detailed in this notice with the understanding that if the significant noncompliance is not corrected by you within the aforementioned 30 calendar day period, we shall proceed to issue you the contract termination notice (Annex “Q”) that is addressed in

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[Initials]

Clause 23, Section “a)” and Clause 23.4 of the Unit Price Based Commercial Works Contract that we have signed, with the legal consequences that follow according to that contract and/or applicable laws.

SINCERELY,

_____________________________________________

(NAME OF THE AFFECTED OR AGGRIEVED PARTY)

(NAME, POSITION AND SIGNATURE)

Acknowledgement of Receipt:

_____________________________________________________

(NONCOMPLIANT PARTY: NAME, POSITION AND SIGNATURE)

DATE OF RECEIPT: __________________________________

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[Initials]

“ANNEX M”

EXAMPLES OF MONTHLY PRICE ADJUSTMENTS AND

SEMI-ANNUAL REVISIONS.

a) Example of Semi-Annual Price Revision:

Assumed contract signing on October 1, 2008.

Work Start Date: October 1, 2008.

Initial price per ton: 1.590 USD

Effective period: 6 months, from October 1, 2008 to March 31, 2009

Date of first revision: April 1, 2009

Revised price per ton: 1.590USD * Kt

Effective period of revised price: 6 months, from April 1, 2009 to September 30, 2009

The formula to be applied is:

Kt= 0.15 (Ht/H0))(T0/Tt) + 0.15 Ext/Ex0+ 0.13 Pft/Pf0+ 0.15 Gt/G0+ 0.32 St/S0+ 0.10

Calculation of Kt

H:	Assuming an average variation of wages in Sonora from +3.99% in the period considered, it will be:
Ht /H0 = 103.99 / 100 – 1.0399

T:	Type of exchange for purchase of Mexican pesos with United States dollars as reported by the Banco de México [Bank of Mexico] in the Diario Oficial de la Federación [Official Government Daily Gazette].

Ex:	Is the index that reflects the price variation of explosives
Ex0 – 0.190 USD per ton. Initial price offered.
Ext – It is obtained from the sum of the blasting invoices from the six (6) months prior to the revision (from October 1, 2008 to March 31, 2009) divided by the sum of the tons blasted during the same period. Assuming Ext – 0.195 USD
Ext /Ex0 – 0.190 / 0.190 – 1.00

Variation: 0% This parameter does not vary because its incidence is reflected on the monthly invoice

Pf: is the Index that reflects the drilling price variation.

The average of the following is taken as the index:

50% of the drilling steel index, 50% variation of the drilling machinery price.

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[Initials]

1

Pf0 = 134.67 Assumed monthly index of drilling steel and machinery for September 2008

Pft = 143.80 Assumed monthly index of drilling steel and machinery for March 2009

Pft /Pf0 = 143.80 / 134.67 = 1.068

G:	Is the Index that reflects the variations in diesel prices

G 0 = 0.520 USD per liter. Initial price offered.

G t = Is obtained from the sum of the diesel invoices from the six (6) months prior to the revision (from October 1, 2008 to

March 31, 2009) divided by the sum of the liters purchased during the same period. Assumed Ext = 0.530 USD

G t /G0 = 0.520 / 0.520 = 1.00

This parameter does not vary because its incidence is reflected in the monthly invoice

S:	Is the Index that reflects the variation of machinery and steel prices.

S 0 = 342.27 Assumed monthly steel and machinery index from September 2008

S t = 352.80 Assumed monthly steel and machinery index from March 2009

S t /S0 = 352.80 / 342.27 = 1.030

K t – 0.15 * 1.0399 + 0.15 * 0.190 / 0.190 + 0.13 * 143.80 / 134.80 +

0.15 * 0.52 / 0.52 + 0.32 * 352.80 / 342.27 + 0.10

Kt = 1.0245 which is 2.45% of the increase

The revised price per ton for the next six (6) months will be:

1.590 USD * Kt = 1.590 USD * 1.0245 = 1.628 USD

b) Example of Monthly Invoicing Adjustments:

Month: December 2008

ITEM DATA
Price base per ton of material: 1.590 USD	A
Average weighted density: 2.745 t/m3b	B

DATA FOR MONTHLY PRODUCTION
M3b of waste excavated during the month: 450,000 m3b	C
M3b of ore excavated during the month: 150,000 m3b	D
Total M3b of Material excavated during the month: 600,000 m3b	E	C + D
Tons of MATERIAL: 600,000 m3b * 2.745 t/m3 = 1.647.000 t	F	E * B

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2

MONTHLY INVOICING DATA
Invoicing Month: 1,647,000 t * 1.590 USD = 2,168,730 USD	G	F*A

Adjustments to the Monthly Invoicing:

a) Diesel

THE CONTRACTOR is responsible for the cost of diesel up to 0.52 USD per liter and the cost of diesel above 0.52 USD per liter is the responsibility of the CLIENT. Eleventh Clause b.1.

In the event that the price of diesel is higher than 0.52 USD / liter

ITEM DATA
Initial price per liter of diesel: 0.520 USD/liter	H

DATA FOR MONTHLY INVOICING
Total diesel invoice for the month: 318,000 USD	I
No. of liters purchased during the month: 600,000 liters	J
Average price per liter of diesel during the month: 0.530 USD/liter	H’	I / J
Difference from the contract liter price: 0.530 USD/liter – 0.520 USD/liter = 0.01 USD/liter	K	H’ - H

CORRECTION TO THE MONTHLY INVOICE
Total difference for diesel price: 600,000 liters * 0.01 USD/liter = 6,000 USD	L	J * K
Corrected Invoice for diesel for the month: 2,618,730 USD + 6,000 USD = 2,624,730 USD	G’	G + L

b) Drilling:

The price calculation parameters used for drilling are:

Drilling diameter: 6 ½ inches (165.1 millimeters)

Edge: 4.5 meters

Spacing: 5 meters

Height of Bank: 6 meters

Sub-drilling: 0.6 meters (10% bank height)

The CONTRACTOR is responsible for the drilling cost up to 0.160 USD per ton and the cost of drilling that is above 0.160 USD per ton is the responsibility of the CLIENT. Further, if the CLIENT requests other drilling parameters and these involve more drilling, the price base per ton of material for these tons thus bored shall vary according to the example in the following table.

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[Initials]

3

Item	Edge	Spacing	Height	Sub- drilling	BCM for Bore	Average Density Of the Project	Tons Per Bore	Base Specific Drilling (Pf)	Variation Respecting The Pf	% Base Cost of Drilling Per Ton	New Drilling Cost per Ton	Adjustment to the Base Cost Per Ton per Drilling
Unit	m	m	m	m	m3b	t/m3b	T	m3b/mldrill	%	USD	USD	USD
Formula	A	B	C	.S	A*B*C	D	(A*B*C)*D	(A*B*C)/(C+S)	I	J	I*J	(I*J) – J
Base Screen	4.5	5	6	0.6	135	2,745	370,58	20,455	1,000	0.130	0.130	0.0000
Small Screen	4	4.5	6	0.6	121.13	2.745	332.49	18,352	1,115	0.130	0.145	0.0149

DATA FOR THE MONTHLY INVOICING
M3b for Material excavated during the month: 600,000 m3b	E
M3b of waste moved in the month (basic screen 4.5 *5): 550,000 m3b	E’
M3b of waste moved in the month (small screen 4 * 4.5): 50,000 m3b	E”
Tons of Material (small screen 4 * 4.5): 50,000 m3b * 2.745 t/m3 = 137.250 t	M	E”* B

CORRECTION OF THE MONTHLY INVOICE
Invoicing base: 1,647,000 t * 1.590 USD = 2,618,730 USD	G	F* A = E*B
Adjustment for Small Screen: 137.250 t * 0.0149 = 2,045.03 USD	G”	M* 0.0149 As in example
Invoice Total: 2,618,730 USD + 2,045.03 USD = 2,620,775.03

c) Blasting:

THE CONTRACTOR is responsible for the cost of blasting up to 0.190 USD per ton and the CLIENT is responsible for the cost of blasting above 0.190 USD per ton. Further, to calculate this price, a specific consumption of 200 gr/ton has been taken into account. In the event that there is an increase in the cost of explosives and accessories or the CLIENT request more specific consumption, the price base for the ton of material for these tons thus blasted shall be adjusted according to the example in the following table.

DATA FOR THE MONTHLY INVOICING
Assumed Total Invoice for explosives for the month: 317,871.00 USD	N
Tons of MATERIAL: 600,000 m3b * 2,745 t/m3 = 1,647,000 t	F	E*B
Average blasting price during the month: 0.193 USD/ton	O
Contract base blasting price: 0.190 USD/ton	O’
Difference from the contract blasting price: 0.003 USD	P	O’ - O

CORRECTION OF THE MONTHLY INVOICE
Invoicing base: 1,647,000 t * 1.590 USD = 2,618,730 USD	G	F* A =

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4

E*B
Adjustment for greater blasting cost: 1,647,000 t * 0.003 = 4,941.00	Q	F * P
Invoicing base: 2,618,730 USD + 4,941.00 USD = 2,623,671.00 USD	G”	G + Q

d) Distances

The base price per ton of material is calculated for an average quarterly distance of 2,300 meters. Any average quarterly distance greater than 2,300 meters causes some expenses to the CONTRACTOR for which the CLIENT must compensate through an adjustment in the base price per ton of material per addition transport meter. This transport in excess of the stated distance shall increase the base price per ton of material by an additional 0.00025/ton -meter USD.

Assuming an average quarterly distance of 3,350 meters, the adjustment will be as follows in the example:

DATA FOR THE MONTHLY INVOICING
Tons of MATERIAL during the month: 600,000 m3b * 2,745 t/m3 = 1,647,000 t	F	E*B
Average quarterly distance during the last three months: 2,350 meters	R’
M3b of excavated material during the last three months: 1,800,000 m3b		I
Tons of MATERIAL excavated in the last three months: 1,800,000 m3b * 2,745 t/m3 = 4,941,000 t	S
Ton Base Price Additional meter over the 2,300 m: 0.00025 USD/t m	T

CORRECTION TO THE MONTHLY INVOICE
Contract average quarterly distance: 2,300 meters	R”
Distance differences: 2,350 meters – 2,300 meters = 50 meters	R	R” – R’

Invoicing Base: 1,647,000 t * 1.590 USD = 2,618,730 USD	G	F* A
Adjustment for greater distance: 4,941,000 t * 0.00025 * 50 m = 61,762.50 USD	Q	F* P
Invoice Total: 2,618,730 USD + 61,762.50 USD = 2,680,492.50 USD	G” ‘	G + Q

e) Densities

Any deviation in the average weighted density above 2.85 t/m3b during a period of three months shall cause an adjustment in the number of tons of material invoiced during that three-month period.

Example of adjustment for an average weighted density of 2.90 t/m3 during the three months prior to invoicing:

DATA FOR THE MONTHLY INVOICING
Tons of MATERIAL during the month: 600,000 m3b * 2,745 t/m3 = 1,647,000 t	F	E*B

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5

M3b of excavated material during the last three months: 1,800,000 m3b	Y
Tons of MATERIAL excavated in the last three months: 1,800,000 m3b * 2,745 t/m3 = 4,941,000 t	S
Average density of the material offered: 2.745 t/m3b	T
Average density of the material during the last three months: 2.90 t/m3b There is an adjustment since the actual density 2.90 t/m3b > 2.85 t.m3b density limit	U

CORRECTION TO THE MONTHLY INVOICE
Density difference: 2.90 t/m3b – 2,745 t/m3b = 0.155 t/m3b	V

Invoicing Base: 1,647,000 t * 1.590 USD = 2,618,730 USD	G	F* A
Tons by greater density: 1,800,000 m3b * 0.155 t/m3b = 279,000 t	W	Y* V
Adjustment for greater density: 279,000 t * 1.59 USD/t = 443,610.00 USD	X	W * A
Invoice Total: 2,618,730 USD + 443,610.00 USD = 3,062,340.00 USD	G” ‘	G+ X

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6

“ANNEX N”

EXAMPLES OF PRICE ADJUSTMENTS IN

MONTHLY INVOICING

For example, the Month: December 2009

ITEM DATA
Price base per ton of material: 1.590 USD	A
Average weighted density: 2.745 t/m3b	B

DATA FOR MONTHLY PRODUCTION
M3b of waste excavated during the month: 450,000 m3b	C
M3b of ore excavated during the month: 150,000 m3b	D
Total M3b of Material excavated during the month: 600,000 m3b	E	C + D
Tons of MATERIAL: 600,000 m3b * 2.745 t/m3 = 1.647.000 t	F	E * B

MONTHLY INVOICING DATA
Invoicing Month: 1,647,000 t * 1.590 USD = 2,168,730 USD	G	F*A

Adjustments to the monthly invoicing:

a) Diesel

THE CONTRACTOR shall deduct the liters of diesel consumed during the month on the invoice at a fixed price of 0.52 USD per liter. Clause 16.2.1 Diesel

ITEM DATA
Fixed price per liter of diesel: 0.520 USD/liter	H

DATA FOR THE MONTHLY INVOICE
No. of liters used during the month: 600,000 liters	I
Fixed price per liter of diesel: 0.520 USD/liter	J
Total price to deduct for diesel: 600,000 l * 0.520 USD/liter = 312,000.00 USD	K	I / J

CORRECTION TO THE MONTHLY INVOICE
Corrected Invoice for diesel for the month: 2,618,730 USD – 312,000.00 USD = 2,306,730 USD	L	J * K

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1

b) Drilling:

The price calculation parameters used for drilling are:

Drilling diameter: 6 ½ inches (165.1 millimeters)

Edge: 4.5 meters

Spacing: 5 meters

Height of Bank: 6 meters

Sub-drilling: 0.6 meters (10% bank height)

The CONTRACTOR is responsible for the drilling cost up to 0.160 USD per ton and the cost of drilling that is above 0.160 USD per ton is the responsibility of the CLIENT. Further, if the CLIENT requests other drilling parameters and these involve more drilling, the price base per ton of material for these tons thus bored shall vary according to the example in the following table.

Item	Edge	Spacing	Height	Sub- drilling	BCM for Bore	Average Density Of the Project	Tons Per Bore	Base Specific Drilling (Pf)	Variation Respecting The Pf	% Base Cost of Drilling Per Ton	New Drilling Cost per Ton	Adjustment to the Base Cost Per Ton per Drilling
Unit	M	M	M	M	M3b	t/m3b	T	m3b/mldrill	%	USD	USD	USD
Formula	A	B	C	.S	A*B*C	D	(A*B*C)*D	(A*B*C)/(C+S)	I	J	I*J	(I*J) – J
Base Screen	4.5	5	6	0.6	135	2,745	370,58	20,455	1,000	0.130	0.130	0.0000
Small Screen	4	4.5	6	0.6	121.13	2.745	332.49	18,352	1,115	0.130	0.145	0.0149

DATA FOR THE MONTHLY INVOICING
M3b of Material excavated during the month: 600,000 m3b	E
M3b of waste moved during the month (basic screen 4.5*5): 550,000 m3b	E’
M3b of waste moved during the month (small screen 4.5*5): 50,000 m3b	E”
Tons of Material (small screen 4*4.5): 50,000 m3b * 2,745 t/m3 = 137,250 t	M	E*B

CORRECTION TO THE MONTHLY INVOICE
Invoicing Base: 1,647,000 t * 1.590 USD = 2,618,730 USD	G	F* A = E* B
Adjustment for small screen: 137,250t * 0.0149 = 2,045.03 USD	G” ‘	M* 0.0149 As in Ex.
Invoice Total: 2,618,730 USD + 2,045.03 USD = 2,620,775.03 USD

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c) Blasting:

THE CONTRACTOR is responsible for the cost of blasting up to 0.190 USD per ton and the CLIENT is responsible for the cost of blasting above 0.190 USD per ton.

DATA FOR THE MONTHLY INVOICING
Assumed Total Invoice for explosives for the month:296,640.00 USD	N
Tons of MATERIAL: 600,000 m3b * 2,745 t/m3 = 1,647,000 t	F	E*B
Average monthly blasting price: 0.180 USD/ton	O	N/F
Maximum monthly blasting price: 0.190 USD/ton	O’

CORRECTION OF THE MONTHLY INVOICE
Invoicing base: 1,647,000 t * 1.590 USD = 2,618,730 USD	G	F* A = E* B
Invoice total deducting the blasting cost: 2,618,730 USD – 296,640.00 USD = 2, 322,090.00 USD	G’	G - N

d) Distances

The base price per ton of material is calculated for an average quarterly distance of 2,300 meters. Any average quarterly distance greater than 2,300 meters causes some expenses to the CONTRACTOR for which the CLIENT must compensate through an adjustment in the base price per ton of material per addition transport meter. This transport in excess of the stated distance shall increase the base price per ton of material by an additional 0.00025/ton -meter USD.

Assuming an average quarterly distance of 3,350 meters, the adjustment will be as follows in the example:

DATA FOR THE MONTHLY INVOICING
Tons of MATERIAL during the month: 600,000 m3b * 2,745 t/m3 = 1,647,000 t	F	E*B
Average quarterly distance during the last three months: 2,350 meters	R’
M3b of excavated material during the last three months: 1,800,000 m3b
Tons of MATERIAL excavated in the last three months: 1,800,000 m3b * 2,745 t/m3 = 4,941,000 t	S
Ton Base Price Additional meter over the 2,300 m: 0.00025 USD/t mn	T

CORRECTION TO THE MONTHLY INVOICE
Contract average quarterly distance: 2,300 meters	R”
Distance differences: 2,350 meters – 2,300 meters = 50 meters	R	R” – R’

Invoicing Base: 1,647,000 t * 1.590 USD = 2,618,730 USD	G	F* A
Adjustment for greater distance: 4,941,000 t * 0.00025 * 50 m = 61,762.50 USD	Q	F* P
Invoice Total: 2,618,730 USD + 61,762.50 USD = 2,680,492.50 USD	G” ‘	G + Q

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e) Densities

Any deviation in the average weighted density above 2.85 t/m3b during a period of three months shall cause an adjustment in the number of tons of material invoiced during that three-month period.

Example of adjustment for an average weighted density of 2.90 t/m3 during the three months prior to invoicing:

DATA FOR THE MONTHLY INVOICING
Tons of MATERIAL during the month: 600,000 m3b * 2,745 t/m3 = 1,647,000 t	F	E*B
M3b of excavated material during the last three months: 1,800,000 m3b	Y
Tons of MATERIAL excavated in the last three months: 1,800,000 m3b * 2,745 t/m3 = 4,941,000 t	S
Average density of the material offered: 2.745 t/m3b	T
Average density of the material during the last three months: 2.90 t/m3b There is an adjustment since the actual density 2.90 t/m3b > 2.85 t.m3b density limit	U

ADJUSTMENT TO THE MONTHLY INVOICE
Density difference: 2.90 t/m3b – 2,745 t/m3b = 0.155 t/m3b	V

Invoicing Base: 1,647,000 t * 1.590 USD = 2,618,730 USD	G	F* A
Tons by greater density: 1,800,000 m3b * 0.155 t/m3b = 279,000 t	W	Y* V
Adjustment for greater density: 279,000 t * 1.59 USD/t = 443,610.00 USD	X	W * A
Invoice Total: 2,618,730 USD + 443,610.00 USD = 3,062,340.00 USD	G” ‘	G+ X

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“ANNEX P”

PROCEDURES TO BE FOLLOWED FOR DELAYS CAUSED BY

THE CLIENT AND THE CONTRACTOR

I. DELAYS CAUSED BY THE CLIENT.

a).- If, for reasons attributable to the Project, such as for example, errors in its provisions, as well as changes in material production not agreed upon in the initial “Project Schedule” or in later updates mutually agreed upon or even for other causes not attributable to the CONTRACTOR, the monthly production does not reach 80% (eighty percent) of the total volume of the planned and agreed upon production, the CLIENT must pay the CONTRACTOR the difference between the monthly production it had and the 80% (eighty percent) of the planned and agreed upon monthly production. Compensation for this production loss shall be made at 60% (sixty percent) of the unit price in effect applied to the materials production.

b).- If there is a delay, partial or total stoppage that is the CLIENT’S fault according to the terms of this chapter, it shall be as follows:

1. If the delay or lag involves a sudden failure in the crushing area, the CLIENT shall reschedule the mining operation as agreed upon with the CONTRACTOR. In the event that they reach a mutual agreement for this circumstance, no compensation shall be generated by the CLIENT to the CONTRACTOR.

2. Any other delay or lag other than the assumption indicated in the above paragraph shall generate compensation to the CONTRACTOR which shall be calculated as indicated in section a) of this Chapter I.

c).- In the event that the delay or stoppage is caused by force majeure, the CLIENT shall not have any payment obligation to the CONTRACTOR according to the terms of this clause.

II. DELAYS CAUSED BY THE CONTRACTOR.

a).- If, for causes attributable to the CONTRACTOR, the 80% of the total monthly production of material shown in the initial “Project Schedule” or in later updates mutually planned and agreed upon is not reached

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it shall be as follows:

1. The CLIENT shall immediately notify the CONTRACTOR in writing regarding noncompliance with the production objectives.

2. Within a period of five days from receipt of the notice from the CLIENT, the Contractor shall deliver to the CLIENT a Recovery Plan in which it shall describe how it will recover the drop in production and that the Recovery Plan shall be achieved within a maximum period of three (3) months. This recovery plan must assure the CLIENT that the monthly production plans and schedules will be met up to 80% of the CLIENT’S objectives. The recovery activities must begin no later than ten (10) calendar days following the date of the CLIENT’S notice.

3. If the CONTRACTOR succeeds in fulfilling the proposed Recovery Plan, no amount shall be paid to the CLIENT.

b).- If the CONTRACTOR does not fulfill the proposed Recovery Plan, it shall pay 5,000.00 USD (five thousand United States dollars) per day or the corresponding proportionate amount to the client, deducted from the monthly invoicing.

III. SCHEDULED SUSPENSION OF PRIMARY CRUSHER FOR MAJOR REPAIRS

a).- Through this chapter, the CLIENT notifies and alerts the CONTRACTOR that is shall have four (4) annual scheduled quarterly shutdowns of the primary crushers of 108 hours each (four and one half days) for major repair purposes.

b).- The CLIENT shall alert the CONTRACTOR seven (7) calendar days in advance when it should shut down the primary crusher due to a major repair as mentioned in the above paragraph, notwithstanding that the CLIENT may make a schedule of such scheduled shutdowns (which may be subject to changes) and has made the CONTRACTOR aware of it.

c).- Since the shutdowns of the primary crusher shall be scheduled and the CONTRACTOR has been made aware

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of this circumstance as of this time, the latter shall not have any right to request any compensation from the CLIENT due to shutdown of the crusher during the duration of the scheduled shutdowns given in this clause, without prejudice to what is agreed upon below.

d).- During this scheduled shutdown, the contractor shall be enabled to work with the available means in the waste areas with the purpose of not disrupting it.

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ANNEX “Q”

FOR THE UNIT PRICE BASED COMMERCIAL WORKS CONTRACT THAT IS

SIGNED BY MOLIMENTALES DEL NOROESTE, S.A. DE C.V. AND PEAL MÉXICO, S.A. DE C.V.
___________________________________________________________________________________________

MODEL FOR NOTIFICATION OF TERMINATION OF CONTRACT

___________________________________________________________________________________________

(Place and Date)

(NAME OF NONCOMPLIANT PARTY)

ATTN: _______________________________________

BY HAND.-

This is to inform you that, according to Clause 23 Section “a)” and Clause 23.4 of the Unit Price Based Commercial Works Contract that we have currently signed and is in effect with you, as well as the notice of noncompliance dated
_______________ that we sent to you and receipt of which was acknowledged on ___________ (date) of this year, we are hereby notifying you that:

WE HAVE LEGALLY TERMINATED THE CONTRACT INDICATED IN THE PARAGRAPH ABOVE AS OF THE DATE OF THIS DOCUMENT, DUE TO FAILURE TO CORRECT OR REMEDY THE SIGNIFICANT NONCOMPLIANCE THAT WAS BROUGHT TO YOUR ATTENTION BY US IN THE WRITTEN NOTICE OF NONCOMPLIANCE (WHICH YOU FAILED TO PROPERLY ADDRESS) CITED IN THIS DOCUMENT.

According to the above cited Clause 23.4 of the Unit Price Based Commercial Works Contract which we are legally terminating by means of this notice, we have the right to receive the following indemnities or pending payments (or indicate that there are no pending payments or indemnities to be made):

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(INDICATE INDEMNITIES DUE ACCORDING TO THE CONTRACT,

WHETHER ECONOMIC OR IN KIND IN THIS SPACE).

Please made the payment of the indemnities indicated above as soon as possible in order to avoid the necessity of claiming them through the courts, with the legal consequences that such would involve.

SINCERELY,

______________________________________________________

(NAME OF THE PARTY TERMINATING THE CONTRACT)

(NAME, POSITION AND SIGNATURE)

Acknowledgement of Receipt

(If the party at fault agrees to sign it, otherwise acknowledgement of receipt Must be done in the presence of a notary public for that purpose or through judicial notice):

_____________________________________________________

(PARTY AT FAULT REGARDING TERMINATION: NAME, POSITION AND SIGNATURE)

DATE OF ACKNOWLEDGEMENT OF RECEIPT: _________________

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Mr. Jesús José Francisco Arturo Lizárraga Murguía

Notary Public Number Thirty-Five, Substitute

Hermosillo, Sonora, Mexico

In the city of Hermosillo, Sonora, Mexico on the seventeenth day of the month of September of the year two thousand nine, I, Mr. Jesús José Francisco Arturo Lizárraga Murguía, Notary Public Number Thirty-Five, Substitute, practicing and residing within these Notary Public Boundaries, and founded in Article 26 of the Law of Notary Publics of the State in force, HEREBY CERTIFY that the following persons appeared before me:

a) Mr. Francisco Arturo Bonillas Zepeda, in his capacity as chief executive officer of the company called “Molimentales del Noroeste” S.A. de C.V., who states being Mexican, of legal age, a native of Cananea, Sonora, where he was born on the twenty-first of March one thousand nine hundred fifty-seven, married under a regime of separation of property with a marriage economic agreement, industrial engineer, and resident in Paseo de los Álamos number 169 (one hundred sixty-nine), Colonia Nueva Galicia, of this city, who identified himself to me with a Voter Registration Card with Photograph, folio 45340748, and Voter Key BNZPFR57032126H600, issued by the Federal Electoral Institution; and,

b) Mr. Benito Álvarez Moran, in his capacity as chief executive officer of the company called “Peal México” S.A. de C.V., who stated being of Spanish nationality, of legal age, a native of Lorenzana, Spain, where he was born on the twenty-second day of September of one thousand nine hundred and fifty-six, businessman, married, and with his residence at Allende number 205 (two hundred five) of the Colonia Centro of the city of Navojoa, Sonora, and passing through this city, who identified himself to me and certified his being in the country legally with Non-Immigrant Immigration Document FM3 (F M three), number 1637324 (one six three seven three two four) issued by the Head of the Department of Immigration Regulation of the local office in Guaymas, Sonora, a dependency of the National Institute of Immigration of the Secretary of the Interior, dated twenty-third of December of two thousand five, with a duration of 365 (three hundred sixty-five) days as a Non-Immigrant Visitor, with an extension of its validity and duration until October 16, 2009 (October sixteenth two thousand nine); and together THEY SAID:

I. RATIFICATION OF SIGNATURE AND RECOGNITION OF CONTENTS:

That they appear before the undersigned to recognize each and every one of the parts of the attached document, consisting of a Working Business Contract established on the Basis of Unit Prices entered into on the one part by the company called “Molimentales del Noroeste” S.A. de C.V., represented by Mr. Francisco Arturo Bonillas Zepeda, and on the other part by the company called “Peal México” S.A. de C.V., represented by Mr. Benito Álvarez Moran, which document consists of 34 (thirty-four) letter-size pages, one side only, plus the addenda identified by the letters “A” through “Q” that form an integral part of the same document, and to ratify their signatures they sign in the presence of the undersigned Notary Public in witness that they recognize their own signatures and handwriting.

II. REPRESENTATION OF “MOLIMENTALES DEL NOROESTE” S.A. DE C.V.

To accredit the legal existence of “Molimentales del Noroeste” S.A. de C.V., and his position as chief executive officer of that company, Mr. Francisco Arturo Bonillas Zepeda, showed me the following documents, which I attest to having viewed, and that after having previously compared them, I returned them to the interested party:

(i) Public document number 9720 (nine thousand seven hundred twenty), Volume 190 (one hundred ninety), dated twenty-first of August of two thousand six, attested to before Ms. Romelia Ruiz Cazeres, Notary Public Number Forty-Six of this city, which contains the articles of incorporation of the company called “Molimentales del Noroeste” S.A. de C.V., as well as the registration of the minutes of the first ordinary general shareholders’ meeting of said company, the same document being recorded in the Public Registry of Property and Business of this city, in the Sistema Integral de Gestión Registral (SIGER) [Integrated System of Registry Management] under electronic business page number 35282*7 (thirty five thousand two hundred eighty-two asterisk seven), with date of registration on the third of October of two thousand six, and for which purpose I transcribe the bylaws and the resolutions adopted in the First Ordinary General Shareholders’ Meeting of said company, which for the purposes of this text the following is of interest: “SIXTEENTH. The management and administration of the company’s businesses shall be entrusted to a Board of Directors or Chief Executive Officer, whatever the case may be. The Board of Directors or Chief Executive Officer may be shareholders but shall continue in the exercise of their duties even when the period of time for which they have been designated has concluded even though no new designation is made or the persons designated to replace them do not take over their responsibilities. EIGHTEENTH. The Board of Directors shall have the following powers: A) To exercise the power of the company for lawsuits and collections that is granted with all of the general powers and those special ones that require a special clause in accordance with the law, as such, power is conferred without any kind of limitation […] B) To administer the corporate properties and businesses with the broadest powers […] C) To carry out acts involving ownership with regard to the properties and rights of the company […] D) It is also given GENERAL POWERS FOR LAWSUITS AND COLLECTIONS AND FOR ADMINISTRATION ACTIONS, […] so that it may act before individuals and institutions and before any kind of federal, state, or municipal authority in order to carry out all kinds of trials, including those for relief, and desist from the same; so that it may pose interrogatories and answer them; so that it may file complaints or lawsuits of a criminal nature, demand the reparation of damages originating from crimes due to the conduct of the corresponding authorities; so that it may grant forgiveness when appropriate and believes it to be proper; as well as to sign all public or private documents that the exercise of this mandate requires to be submitted to arbitrators. Likewise, it shall enjoy a General Power of Attorney for administrative actions under the terms of that provided for by the second paragraph of Article 2554 (two thousand five hundred fifty-four) of the Civil Code for the Federal District and Article 11 (eleven) of the Federal Labor Law, with the broadest powers that are appropriate under law to be involved in a conciliation hearing to which Article 876 (eight hundred seventy-six) of the aforementioned Federal Labor Law alludes […] E) To freely designate and remove persons empowered, general manager, local managers, agents of the company, and rest of the employees and determine their responsibilities, working conditions, and remuneration. F) To grant, issue, sign, endorse, give in guarantee or in any other way negotiate any kind of credit securities. G) To enter into, formalize, grant, sign, fulfill, and demand fulfillment of all kinds of contracts, agreements, or arrangements of whatever nature or type, directly or indirectly related to the objectives, properties, businesses, rights, and actions of the company. H) To grant all kinds of guarantees allowed by law, whether actual or personal, motive for which it may encumber real estate and other property belonging to the company with a mortgage, pledge, or any other kind to guarantee the obligations of the same company or those belonging to third parties, it also being authorized to grant guarantees and security deposits for the same purposes. I) To call to meeting General and Extraordinary Shareholders’ Meetings and carry out their resolutions. J) To designate committees or commissions within its own body, specifying their responsibilities and delegating said responsibilities or powers to some of its members so that they may carry them out in the businesses and places that the same Board of Directors designates. K) To designate one or more persons empowered, determining the powers of each of them, and revoking said designations and powers. L) To sign documents on behalf of the company. NINETEENTH. The powers listed in the preceding clause are also granted to the Chief Executive Officer or Chairman of the Board of Directors, whatever the case may be, with a LIMITING FACTOR that the acts involving ownership shall only be carried out by the person or persons that the shareholders’ meeting designates. […] TRANSITORY CLAUSES. FIRST. It is hereby certified that the persons appearing have signed and fully paid in their shares of the corporate capital of this company in cash. SECOND. In virtue of the fact that the granting of the present public document has legal effects of fact and law from the incorporating assembly, with one hundred percent of the founding shareholders of the company in attendance, it was agreed by unanimous vote that the management of the company be under the responsibility of a Chief Executive Officer, and for that purpose Mr. ROGELIO DOMINGO VALDERRAMA PORCHAS is designated for that position. THIRD. In this action, the Chief Executive Officer that has just been designated considers the sum that makes up the minimum initial corporate capital as having been paid in full by the

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shareholders. Likewise, the amount of $1,000.00 (one thousand pesos national currency), that is, the deposit required by the Chief Executive Officer, is considered to have been paid in full. FOURTH. Designated as COMMISSIONER of the company is Ms. LAURA LETICIA NIEBLA LIZARRAGA, who guarantees the faithful execution of her duties by depositing $1,000.00 (one thousand pesos national currency), which is received in this action by the Chief Executive Officer. FIFTH. The individuals ROGELIO DOMINGO VALDERRAMA PORCHAS and LAURA LETICIA NIEBLA LIZARRAGA are granted a GENERAL POWER OF ATTORNEY FOR LAWSUITS AND COLLECTIONS, ACTS OF ADMINISTRATION, AND ACTS OF OWNERSHIP so that they may exercise them jointly under the terms and with all of the general powers and those special ones that, according to the law, require a special clause, with support in the three first paragraphs of article 2831 (two thousand eight hundred thirty-one) of the Civil Code of the state of Sonora and its correlative article 2554 (two thousand five hundred fifty-four) of the Civil Code for the Federal District, as well as articles 2868 (two thousand eight hundred sixty-eight) and 2587 (two thousand five hundred eighty-seven) of the codes previously noted, in their order, and related and concordant articles from the Civil Codes of the rest of the federal entities of the Mexican Republic. To answer interrogatories in the name of the appointing entity in question in the broadest terms of precept 2868 (two thousand eight hundred sixty-eight) of the Civil Code for the state of Sonora and its correlative precept of the Civil Code for the Federal District, 2587 (two thousand five hundred eighty-seven). As such, they shall have the power to desist from, compromise, make commit before arbitrators, to answer interrogatories and pose them in the name of the appointing entity, hold meetings about rights, challenge, receive payments, and the rest of the acts that the law expressly determines, to exercise this power before any other arbitrator, these powers being conferred on them with a special clause for filing lawsuits and criminal complaints, demanding the amount for the reparation of damages, they being able to desist from such actions as the case may be. To appear before any court or tribunal and promote, follow, and conduct as a plaintiff, defendant, or in any other legal capacity, the trial or trials that may result, whether of a civil, business, criminal, or labor administration matter or agrarian procedures or those of any other nature. To request intervention, provisional or permanent seizures, lifting of seizures, deposits and close-outs of a legal nature, awards, requesting reinforcement to make possible bids, appearing for and making improvements in closing out, promoting, following, and concluding any kinds of summons as a plaintiff or defendant, whether in the course of the trial or in the execution of the judgment, to request accumulations, formulate protests, and file challenges with or without cause as permitted by law, whatever they may be called, including those of clarification of a judgment of revocation, appeal, lawsuit, revision of responsibilities, following them through all of their processes or desisting from them, as well as the same trials or articles when they deem it appropriate, to practice, in short, any acts or processes are offered in court or out of court, and to assert, as the case may be, the recourses that the Law of Relief specifies, being able to desist from said trials or appeals that have been filed, to establish themselves as adjuncts of the Public Ministry in those cases in which the appointing entity is the offending party, also empowering them to grant forgiveness in the name of the entity they represent, as well as to withdraw claims or lawsuits of a criminal or administrative nature, to produce and demand all types of accounts, carrying out the settlements that are offered, and granting receipts, cancellations, final settlements, and any other kind of vouchers. So that in the exercise of this mandate, they may appear before any individual or legal entity, court, administrative body, federal, state, or municipal authority, INFONAVIT, and including the Department of Internal Revenue and the Federal Consumer Advocate. To sell, donate, mortgage, or encumber, lease, or pledge real estate or other property belonging to the appointing entity. To grant, issue, sign, endorse, guarantee, or provide a security deposit or in any other way negotiate all kinds of credit securities under the terms of the Ninth Article of the General Law of Securities and Credit Operations. To substitute as well as to revoke the present mandate in all or in part, in the person or persons that the person empowered deems appropriate. They are also given a GENERAL POWER OF ATTORNEY FOR LAWSUITS AND COLLECTIONS FOR ACTS OF ADMINISTRATION in the broadest terms of the two first paragraphs of Article 2554 (two thousand five hundred fifty -four) of the Civil Code for the Federal District and its correlative Article 2831 (two thousand eight hundred thirty-one) of the Civil Code of the state of Sonora, as well as the correlative articles of both precepts from the Civil Codes of the rest of the federal entities of the Mexican Republic, so that they may exercise them before individuals and institutions and before any kind of federal, state, and municipal authorities; so that they promote all kinds of trials, including those for relief, and desist from the

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same; so that they may pose interrogatories and answer them; so that they may file complaints or lawsuits of a criminal nature, demand the reparation of damages originating from crimes due to the conduct of the corresponding authorities; so that they may grant forgiveness when appropriate and believe it to be proper; as well as to sign all public or private documents that the exercise of this mandate requires to be submitted to arbitrators. Likewise, they shall enjoy a General Power of Attorney for acts of administration under the terms that are provided for by the second paragraph of Article 2554 (two thousand five hundred fifty-four) of the Civil Code for the Federal District and Article 11 (eleven) of the Federal Labor Law, with the broadest powers that are appropriate under law, to be involved in a conciliation hearing to which Article 876 (eight hundred seventy-six) of the aforementioned Federal Labor Law alludes, with powers to promote conciliatory arrangements, to make decisions and sign agreements under the terms of the previously expressed legal precept. In the case of it being necessary, they may intervene with the broadest powers during the period of the lawsuit and exceptions acquired under Article 878 (eight hundred seventy-eight) of the Federal Labor Law with the understanding that they may intervene before the Conciliation Boards as well as before the Conciliation and Arbitration Boards. Likewise, they may also air a confession under the company’s responsibility under the terms of that provided for by Article 786 (seven hundred eighty-six) of the same Federal Labor Law, specify addresses for receiving notifications in accordance with Article 739 (seven hundred thirty-nine) of the previously mention Federal Labor Law, and, in general, carry out acts of rescission in accordance with that provided for in Articles 46 (forty-six) and 47 (forty-seven) of the Federal Labor Law, as well as the General Power of Attorney For Lawsuits and Collections, with all of the general powers and those special ones that require a special clause according to the law, in accordance with Article 2554 (two thousand five hundred fifty-four) of the Civil Code for the Federal District and correlative articles of the different states of the Mexican Republic. In an expressed but not limited way, they may do any of the following: a) promote and desist from any kind of legal actions, appeals, trials, or procedures including that of relief; b) compromise; c) pose interrogatories and answer them; d) make commitments in arbitration hearings; e) file appeals; f) receive payments and sign all types of credit securities; g) file lawsuits or criminal complaints, desist from them, grant forgiveness when they deem it appropriate, and establish themselves as adjuncts of the Public Ministry; h) to delegate the present power totally or in part and revoke such a delegation of power. […]”

(ii) Public document number 10,042 (ten thousand forty-two), Volume 191 (one hundred ninety-one), dated twentieth of April two thousand seven, attested to before Ms. Romelia Ruiz Cazeres, Notary Public Number Forty-Six, of this city, which contains the Minutes of the Extraordinary Meeting of Shareholders of the company called “Molimentales del Noroeste” S.A. de C.V., in which Mr. Francisco Arturo Bonillas Zepeda and the company called Timmins Goldcorp México, S.A. de C.V., acquired 100% (one hundred percent) of the fixed capital of said company.

(iii) Public document number 4729 (four thousand seven hundred twenty nine), volume 117 (one hundred seventeen) dated the twelfth of December two thousand seven, attested to before the undersigned notary public, which contains the Registration of the Minutes of the Extraordinary General Shareholders’ Meeting of the company called “Molimentales del Noroeste” S.A. de C.V., dated the tenth of September two thousand seven, which contains (among other points of correction) a revocation of the designations and powers, a modification, a granting of powers, and ratification of information and agreements entered into the Minutes of the Extraordinary General Shareholders’ Meeting dated twenty-first of April of two thousand seven, in which Mr. Francisco Arturo Bonillas Zepeda is designated as Chief Executive Officer of the company, and he is granted all of the powers contained in the Fifth Transitory Clause of the Articles of Incorporation, which includes general powers for lawsuits and collections, acts of administration, and acts of ownership, which are duly recorded in the Public Registry of Property and Business of this city, in the Integrated System of Registry Management (SIGER) under electronic business page number 35282*7 (thirty five thousand two hundred eighty-two asterisk seven) dated twenty-seventh of December two thousand seven.

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(iv) Public document number 5,824 (five thousand eight hundred twenty-four), volume 143 (one hundred forty-three), dated eleventh of June two thousand nine, attested to before the undersigned notary public, which contains the Registration of the Minutes of the Ordinary General Shareholders’ Meeting of the company called “Molimentales del Noroeste” S.A. de C.V., dated thirty-first of March two thousand nine, which contains (among other points) the increase of the variable corporate capital of said company so that the total corporate capital is $201,554,800 pesos (two hundred one million five hundred fifty-four thousand eight hundred and 00/100 pesos national currency).

III. REPRESENTATION OF “PEAL MÉXICO S.A. DE C.V.

To accredit the legal existence of “Peal México S.A. de C.V., and his position as chief executive officer of that company, Mr. Benito Álvarez Moran showed me the following documents, which I attest to have viewed, and that after having previously compared them, I returned them to the interested party:

(i) Public document number 74 (seventy-four), volume XVI (sixteen), dated twenty-eighth of February two thousand five, attested to before Mr. José Juan Castañon González, Notary Public Number Five, practicing and residing in the district of the city of Sabinas, Coahuila, which contains the articles of incorporation of the company called “Peal México S.A. de C.V., as well as the registration of the minutes of the first ordinary general shareholders’ meeting of said company, which is recorded in the Public Registry of Property of the city of Sabinas, Coahuila, under entry number 746 (seven hundred forty-six), S.C. Book 8 (eight), Section CI, with date of registration on the twenty-fifth of May two thousand five, and from which I transcribe the corporate bylaws and resolutions adopted in the First Ordinary General Shareholders’ Meeting of that company that for the purpose of this text are of interest: “TWENTY-FOURTH ARTICLE. The Company shall be administered by a Chief Executive Officer or by a Board of Directors as determined by the Ordinary General Meeting of Shareholders. The Board of Directors shall be made up by the number of members that the General Shareholders’ Meeting designates to that effect. […] TRANSITORY CLAUSES […] I. It is resolved that “PEAL MÉXICO” SOCIEDAD ANÓNIMA DE CAPTIAL VARIABLE grants the following powers: 1) Mr. BENITO ÁLVAREZ MORAN is designated as Legal Representative, Employer Representative, and General Legal Representative of the Company, and a GENERAL MANDATE is granted and given to him to carry out jointly or individually, as the case may be, anywhere in the Mexican Republic or abroad, before all kinds of individuals and legal entities, and before all kinds of authorities without exception, whether they are federal, state, municipal, legal, administrative, legislative, tax, labor, or others, such as the Mexican Social Security Institute (IMSS), the Instituto del Fondo Nacional de la Vivienda para los Trabajadores (INFONAVIT) [Institute of the National Fund for Worker Housing], the Fondo de Fomento y Garantías para el Consumo de los Trabajadores (FONACOT) [Development and Guarantee Fund for the Use of Workers], and arbitrators of law, arbitrators, or friendly conciliators and containing the following POWERS and Authorities: A) VERY BROAD GENERAL POWERS FOR LAWSUITS AND COLLECTIONS. To represent jointly or individually the Company or appointing party “PEAL MÉXICO” S.A. DE C.V. with all of the general powers and special ones that require a special clause according to law, without any kind of limitation, in the broadest terms possible under Articles 2554, 2587, and 3008 of the Civil Code for the Federal District in Common Matters, for the entire Republic in federal matters, and the correlative and concordant articles of the Civil Codes for the rest of the states of the Mexican Republic. In consequence, the GENERAL LEGAL REPRESENTATIVE and LEGAL REPRESENTATIVE, Mr. BENITO ÁLVAREZ MORAN, is empowered to represent the Company or appointing party, “PEAL MÉXICO” S.A. DE C.V., either jointly or individually, before individuals and legal entities, and before any class of authorities of any jurisdiction (whether legal, civil, or criminal), GENERAL POWERS FOR LAWSUITS AND COLLECTIONS, with all of the general powers and special ones that require a special clause according to the law, without any kind of limitation, under the broadest terms of Articles 3008 (three thousand eight), first paragraph and 2481 (two thousand four hundred eighty-one) of the Civil Code for the state of Coahuila and its correlative and concordant articles 2554 (two thousand five hundred fifty-four), first paragraph and 2587 (two thousand five hundred eighty-seven) of the Civil Code for the Federal District in Common Matters, applicable

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to the entire Republic in federal matters and the correlative and concordant articles of the Civil Codes for the rest of the states of the Mexican Republic. In consequence, the Chief Executive Officer or the Board of Directors is empowered to represent the Company before all classes of authorities of any jurisdiction (whether legal, civil, or criminal), administrative, or labor, in the federal system as well as local, throughout the Mexican Republic or abroad, in court or out of court, to promote all classes of trials of a civil, business, administrative, criminal, or labor nature, including Trial for Relief, follow them in all of the processes and desist from any trial or legal action, including trial for relief, file appeals against interlocutory and final decisions, consent to those that are favorable and request dismissal of adverse rulings, answer lawsuits that are filed against the Company, prepare and present lawsuits, complaints, and accusations and act as an adjunct with the Public Ministry in criminal cases, being able to establish the Company as a civil party in those cases, and grant forgiveness when, in its judgment, it merits it, to recognize signatures, documents, and reproof as false those that are presented against it, present witnesses, see contrary witnesses presented, question them, and challenge them, pose interrogatories and answer them, negotiate and make commits in arbitrations, and challenge magistrates, judges, and other officials in the legal system, without cause, with cause, or under penalty of law, as well as to name expert witnesses. b) GENERAL POWER OF ATTORNEY BY MEANS OF THE DELEGATION OF THE LEGAL REPRESENTATION OF THE COMPANY FROM THE APPOINTING COMPANY to represent the same in trials or labor proceedings under the terms and for the purposes referred to in articles 11, 46, 47, and 134, section III, 523, 692, section II and III, 694, 695, 786, 787, 873, 874, 876, 878, 880, 883, 884, 899 in regard to that applicable with the standards of chapters XII and XVII of Title Fourteen, all of the preceding from the Federal Labor Law in force, with the attributes, obligations, and rights with which, in matters of personality, said legal provisions refer to. Likewise, conferred on it is that of EMPLOYER REPRESENTATIVE, under the terms of article 11 of the Federal Labor Law already cited. The POWER that is granted, the LEGAL REPRESENTATION that is delegated, and the EMPLOYER REPRESENTATION that is conferred by means of the present document shall be exercised by the Chief Executive Officer or Board of Directors, […] c) GENERAL POWER TO ADMINISTER the business and property of the corporation, in the broadest terms of article 3008, second paragraph of the Civil Code for the Federal District in Common Matters, applicable in the entire Republic in federal matters, as well as the correlative and concordant articles of the Civil Codes for the rest of the states of the Mexican Republic. D) GENERAL POWER FOR ACTS OF OWNERSHIP in the broadest terms of the third paragraph of article 3008 of the Civil Code in force in the state, and its correlative and concordant third paragraph of article 2554 of the Civil Code for the Federal District in Common Matters, applicable in the entire Republic in federal matters, as well as the correlative and concordant articles of the Civil Codes for the rest of the states of the Mexican Republic, the Chief Executive Officer or the Board of Directors being authorized with broad powers in all things relating to the disposition, affectation, encumbrance, and imposition of limitations of ownership of all kinds of real estate and property, including the real and personal rights inherent in the same, having all of the powers to carry out all kinds of legal actions for the purpose of defending them. c) FOREIGN EXCHANGE POWER to draft, accept, endorse, release, sign, guarantee, certify, and in any other way issue credit securities in the name of and on behalf of the Assigning Company, under the broadest terms established by article 9 (nine), 85 (eighty-five), and 174 of the General Law of Securities and Credit Operations […] f) GENERAL POWER to grant, and in turn revoke, General and Special Powers, as well as to delegate its powers totally or partially […]”

(ii) Public document number 223 (two hundred twenty-three), volume XVI (sixteen), dated eighth of June two thousand five, attested to before Mr. José Juan Castañon González, Notary Public Number Five, practicing and residing in the district of the city of Sabinas, Coahuila, which contains the registration of the minutes of the extraordinary general shareholders’ meeting of “Peal México S.A. de C.V., dated thirty-first of May two thousand five in which the change of the company’s corporate address was agreed to, so that the new address appears as Ocampo street number 105-B (one hundred five hyphen B), in the Colonia Centro, in the city of Navojoa, Sonora,

6

which is duly recorded in the Public Registry of Property and Commerce of the city of Navojoa, Sonora, in the Integrated System of Registry Management (SIGER) under electronic business page number 9268*11 (nine thousand two hundred sixty-eight asterisk eleven) dated fifth of July two thousand five.

(iii) Public document number 22,247 (twenty two thousand two hundred forty-seven), volume CCXLV (two hundred forty-fifth), dated seventh of June two thousand eight, attested to before Mr. Orlando Moreno Santini, Notary Public Number Twenty-Four, practicing and residing in the Notarial District of Navojoa, Sonora, which contains the registration of the minutes of the extraordinary general shareholders’ meeting of “Peal México S.A. de C.V., dated sixth of June two thousand eight, in which it was agreed to modify the third, fifth, second paragraph of the sixth, and thirty-first articles of the corporate bylaws, which are duly recorded in the Public Registry of Property and Commerce of the city of Navojoa, Sonora, in the Integrated System of Registry Management (SIGER) under electronic business page number 9268*11 (nine thousand two hundred sixty-eight asterisk eleven) dated tenth of June two thousand eight.

IV. ATTACHED DOCUMENTS

I attach to the text of this ratification the following documents: (a) from the Working Business Contract established on the Basis of Unit Price and its addenda identified by the letters “A” to “Q” that form an integral part of the same, a material part of this ratification document and recognition of signature; (b) a copy of the voter registration card with photograph of Mr. Francisco Arturo Bonillas Zepeda; and (c) a copy of the Non-Immigrant Immigration Document FM3 (F M three), number 1637324 (one six three seven three two four) belonging to Mr. Benito Álvarez Moran.

V. CERTIFICATION

I, the undersigned notary public, hereby certify the following for all legal effects that there may be: 1. That I had in my view the documents that were presented to me by the persons appearing for the drafting of this text. 2. That the persons appearing have the legal capacity to enter into contracts and bind themselves, which I state due to not having found in them evident signs of natural incapacity and having no information that they are subject to civil incapacity. 3. I assured myself of the identities of the persons appearing with the original of their identifying documents, which were: a voter registration card and a Non-Immigrant Immigration Document FM3 (F M three), number 1637324 (one six three seven three two four). 4. That the persons appearing read this document by themselves. 5. That the undersigned notary public explained to the persons appearing the value and the legal consequences of the contents of this ratification text for the purpose of fulfilling that which is provided for in applicable regulation of the Law of Notary Publics for the state of Sonora. I ATTEST.

[signature]

Mr. Jesús José Francisco Arturo Lizárraga Murguía

Notary Public Number Thirty-Five, Substitute

Hermosillo, Sonora

[seal:] [emblem of the United Mexican States] Mr. Jesús José Francisco Arturo Lizárraga Murguía

FEDERAL ELECTORAL INSTITUTE

FEDERAL ELECTORAL REGISTRY

ELECTORAL IDENTIFICATION CARD

NAME: BONILLAS ZEPEDA FRANCISCO ARTURO

AGE: 36

SEX: M

ADDRESS: VASCO DE GAMA STREET 57. EDS AREOD NEIGHBORHOOD 8325. HERMOSILLO, SON.

(Illegible):	45340748	(Illegible)	1991
(Illegible):	847PFR57032126H600
(Illegible):	26 049	(Illegible): 0001	(Illegible): 0505
[PICTURE]

050523699900
(Illegible)
[Illegible Signature]
[fingerprint]

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MEXICAN UNITED STATES

SECRETARIAT OF THE GOVERNMENT

[OFFICIAL COAT OF ARMS]

MIGRATORY DOCUMENT

FOR THE NON-IMMIGRANT

FM3

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

Página 2

MEXICAN UNITED STATES S

ECRETARIAT OF THE GOVERNMENT

[OFFICIAL COAT OF ARMS]

MIGRATORY DOCUMENT

FOR THE NON-IMMIGRANT

FM3

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

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WARNINGS FOR THE HOLDER

1.	The holder does not acquire any rights for residing in the country, and may only stay in the same for the time and the activity authorized by this Secretariat.

2.	The holder shall register at the Foreigners National Registry Department of this Secretariat within the 30 days subsequent to his/her admission to the country.

3.

The holder shall notify the abovementioned Department in the cases of changes in the migratory quality or characteristics, nationality, marital status, residence and occupation within the 30 days subsequent to the change.

4.	The holder under the protection of the authorizations from Article 42, Fraction III, IV and VII of the General Population Law shall have the prerogative of multiple entries and departures.

5.

When the circumstances for which the residence of the holder in the country was authorized are over, he/she shall abandon the country within the subsequent 30 days, giving this document to the immigration office of the place of departure.

6.

The violations to the General Population Law, its Regulations and provisions of this Secretariat in immigration matters shall be sanctioned, even with the expulsion from the country, pursuant to the established by the Law.

7.	This document has 20 pages numbered progressively and each page has the proper number that corresponds to the document.

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

No. 1637324

The holder of this document enters the country in this date, in accordance to the authorization issued for that matter.

Piedras Negras, Coahuila, September 17th of 2004. (Place and date of entry)

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

Angel Rodriguez Hernandez, Department of Immigration Regulation. [Illegible Signature]

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[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

DOCUMENT REPLACEMENT

This document empowers its holder to remain in the country, in his/her quality of Non-Immigrant for 365 days, as a Non-Immigrant Visitor. _______, in accordance to article 42, fraction III from the General Population Law in force, pursuant to authorization official letter from this Secretariat No. GYM RE 0102.12.05 dated DECEMBER 22ND OF 2005 .

Fees paid $421

Official No. sn dated December 6th of 2005

Guaymas, Sonora, December 23rd of 2005 . (Place and date of issuance)

Miguel Angel Rodriguez Hernandez. [Illegible Signature]

Signature of the Officer

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

GUAYMAN, SONORA

[PICTURE] [FINGERPRINT] No. 1637324

DATA OF THE HOLDER

Name: Benito Alvarez Moran

Nationality: Spanish

Date of birth: September 22nd of 1956

Place of birth: Lorenzana (LE) Spain

Sex: Male Marital Status: Married

Activity authorized: Commercial representative in Mexico for the company Peal Obra Publica S.A. de C.V. in the city of Sabinas, Coahuila.

Signature of the interested party: [Illegible Signature]

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Página 7

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

ANNOTATIONS FROM THE FOREIGNERS NATIONAL REGISTRY

Name of the holder: ____________________________

Was registered at the Foreigners National Registry under number ___________ on pages ________ from the book number _______________, File number ______________

CURRENT RESIDENCE

Street Melchor Ocampo Avenue, 105-B

Neighborhood No reeleccion y pesqueira, Reforma Neighborhood

City Navojoa, Sonora Place and date of issuance

Miguel Angel Rodriguez Hernandez. [Illegible Signature]

Signature of the Officer

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

No. 1637324

CHANGE OF RESIDENCE

PREVIOUS RESIDENCE IS CANCELLED.

BEFORE: MELCHOR OCAMPO AVENUE, 105-B. No. REELECCION Y PESQUEIRA NEIGHBORHOOD. REFORMA, NAVOJOA, SONORA.

NOW: ALLENDE 208-D5 BETWEEN PESQUEIRA Y OTERO, CENTRO NEIGHBORHOOD, ZIP CODE 85800, NAVOJOA, SONORA

GUAYMAS, SONORA, ON JULY 5TH OF 2007. THE CHIEF OF THE IMMIGRATION REGISTRY DEPARTMENT

CITIZEN LEONARDO SALAZAR SALAZ.

Página 8

[Illegible Signature]

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

Página 9

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

ADDITIONAL ANNOTATIONS

REPLACEMENT

The present FM3 is issued in replacement for damage and loss of page 11 of the previous FM3, No. 725993.

Legal base: Article 95 of the Regulation of the General Population Law.

Guaymas, Sonora, December 23rd of 2005

Miguel Angel Rodriguez Hernandez. [Illegible Signature]

Signature of the Officer

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

LOCAL DISTRICT, GUAYMAS, SONORA. AS A LEGAL REPRESENTATIVE OF MEXICO S.A. DE C.V. IN NAVOJOA, SONORA.

GUAYMAS, SONORA, ON JUNE 25TH OF 2008. THE CHIEF OF THE IMMIGRATION REGISTRY DEPARTMENT. CITIZEN LEONARDO SALAZAR SALAZ.

LEGAL REPRESENTATIVE OF MEXICO, S.A. DE C.V.

[Illegible Signature]         [Illegible Stamp]

No. 1637324

ADDITIONAL ANNOTATIONS

HE IS AUTHORIZED AS COMMERCIAL REPRESENTATIVE IN MEXICO FOR PEAL OBRA PUBLICA, S.A. AND PEAL MEXICO, S.A. DE C.V., LOCATED IN NAVOJOA, SONORA.

GUAYMAS, SONORA, DECEMBER 23RD OF 2005

Página 10

(Illegible) OF THE IMMIGRATION REGISTRY DEPARTMENT.

Miguel Angel Rodriguez Hernandez. [Illegible Signature]

Signature of the Officer

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

Página 11

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

ADDITIONAL ANNOTATIONS

THE HOLDER IS AUTHORIZED AN EXTENSION OF ACTIVITIES AS A LEGAL AND ADMINISTRATIVE REPRESENTATIVE FOR THE COMPANY OPERADORA MINERA DE NAVOJOA, S.A. DE C.V. COVERED FOR THE AMOUNT OF $1. 638.00 FROM DATE JANUARY 25TH OF 2006 ISSUED BY BANCO HSBC, S.A. DE C.V. GUAYMAS, SONORA, ON FEBRUARY 8TH OF 2006. IN CHARGE OF THE DESPS OF THE LOCAL DISTRICT OF THE I.N.M.

[Illegible Signature]      [Illegible Stamp]

MARIO ESTRADA CARRILLO.

No. 1637324

EXTENSIONS

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

The first extension of the documentation of Non-Immigrant is authorized for a term of 365 days, starting from October 17th of 2005 and ending on October 16th of 2006. (Illegible) No. GYM RE 135.12.05 dated October 31st of 2005.

Miguel Angel Rodriguez Hernandez. [Illegible Signature]. Signature of the Officer

Chief of the Immigration Regulation Department.

EXTENSIONS

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

The second extension of the documentation of Non-Immigrant is authorized for a term of 365 days, starting from October 17th of 2006 and ending on October 16th of 2007. GUAYMAS, SONORA, ON OCTOBER 9TH OF 2006. THE LOCAL OFFICER OF THE I.N.M.

C. ENGINEER SERGIO A. BUSTAMANTE. [Illegible Signature]. Signature of the Officer

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

Página 12

Página 13

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

EXTENSIONS

The third extension of the documentation of Non-Immigrant is authorized for a term of 365 days, starting from October 17th of 2007 and ending on October 16th of 2008. GUAYMAS, SONORA, ON SEPTEMBER 26TH OF 2007. THE LOCAL OFFICER OF THE IMMIGRATION REGISTRY DEPARTMENT.

C. LEONARDO SALAZAR SALAZ. [Illegible Signature]. Signature of the Officer

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

EXTENSIONS

The fourth extension of the documentation of Non-Immigrant is authorized for a term of 375 days, starting from October 17th of 2008 and ending on October 16th of 2009. GUAYMAS, SONORA, ON OCTOBER 16TH OF 2008. THE LOCAL OFFICER OF THE IMMIGRATION REGISTRY DEPARTMENT.

LIC. MARCO ARTURO BONILLA LAGARDA. [Illegible Signature]. Signature of the Officer

[STAMP: SECRETARIAT OF THE GOVERNMENT. NATIONAL IMMIGRATION INSTITUTE .LOCAL DISTRICT OF GUAYMAS, SONORA]

No. 1637324

CONFIRMATION FOR HIS/HER RETURN GRANTED BY THE MEXICAN CONSULATE (STUDENTS)

Página 14

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

CONFIRMATION FOR HIS/HER RETURN GRANTED BY THE MEXICAN CONSULATE (STUDENTS)

No. 1637324

REGISTRY OF DEPARTURES

[STAMP: SONORA. DECEMBER 11TH OF 2006. MEXICO. AME003.]

[STAMP: Illegible. MEXICO. ADF152.]

[STAMP: FEDERAL DISTRICT. Illegible. MEXICO. Illegible.]

[STAMP: FEDERAL DISTRICT. JULY 08TH OF 2008. MEXICO. ADF201.]

[STAMP: FEDERAL DISTRICT. SEPTEMBER 22ND OF 2008. MEXICO. Illegible.]

[STAMP: FEDERAL DISTRICT. JANUARY 11TH OF 2009. MEXICO. ADF204.]

[STAMP: FEDERAL DISTRICT. Illegible.]

[STAMP: FEDERAL DISTRICT. APRIL 23RD OF 2009. MEXICO. ADF022.]

Página 15

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

REGISTRY OF ENTRIES

[STAMP: SONORA. DECEMBER 13TH OF 2006. Illegible.]

[STAMP: FEDERAL DISTRICT. NOVEMBER 19TH OF 2007. MEXICO. ADF029.]

[STAMP: FEDERAL DISTRICT. Illegible 27TH OF 2008. Illegible.]

[STAMP: SONORA. SEPTEMBER 27TH OF 2008. Illegible.]

[STAMP: FEDERAL DISTRICT. JANUARY 26TH OF 2009. ADF147.]

[STAMP: FEDERAL DISTRICT. APRIL 09TH OF Illegible. ADF020.]

No. 1637324

REGISTRY OF DEPARTURES

Página 16

[STAMP: Francisco Munguia. Notary’s office 35. Sonora]

REGISTRY OF ENTRIES

No. 1637324

REGISTRY OF DEPARTURES

Página 17